                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number 3337776

                          Azteca Holdings, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Azteca Holdings, S.A. de C.V.
                                                        (Registrant)


Date: March 5, 2003                             By:  /s/ Othon Frias Calderon
                                                     ---------------------------
                                                     Name:  Othon Frias Calderon
                                                     Title: Attorney-in-fact

                                                By:  /s/ Luis Ontiveros
                                                     ---------------------------
                                                     Name:  Luis Ontiveros
                                                     Title: Attorney-in-fact

We are offering to exchange our new 10 3/4% Senior Secured Amortizing Notes due 2008 for all of our outstanding 10 1/2% Senior Secured Notes due 2003, or 10 1/2% notes. In addition, we are requesting consents from holders of the 10 1/2% notes, to make certain amendments to the indenture governing the 10 1/2% notes. The new notes being offered have not been registered under Securities Act of 1933, as amended (the "Securities Act") and until the registration of the new notes becomes effective, the new notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Included in this report is the following information that has not been previously publicly reported: (i) certain disclosure regarding the business and operations of our company, TV Azteca, S.A. de C.V., or TV Azteca, our principal operating subsidiary, and certain affiliates of TV Azteca, including Azteca International Corporation, or Azteca International and Unefon, S.A. de C.V., or Unefon, (ii) certain information included in our Management's Discussion and Analysis of Financial Condition and Results of Operations, (iii) disclosure about ongoing legal proceedings and disputes involving TV Azteca and/or its affiliates and (iv) certain financial statements of our company, TV Azteca and Unefon. The foregoing information is provided below.


No assurance can be made that the exchange offer and consent solicitation will be completed. This report does not constitute an offer to exchange, or the solicitation of an offer to exchange, any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering and sale would be unlawful.

When used in this report EBITDA means earnings before interest, taxes, depreciation and amortization. We have included information in this report concerning EBITDA because we believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA should not be construed as an alternative to (a) net income (as determined in accordance with Mexican GAAP or U.S. GAAP) as an indicator of our operating performance or (b) cash flows from our operating activities (as determined in accordance with Mexican GAAP) as a measure of liquidity.

This report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements, included or incorporated by reference into this report.

The following important factors could affect future results, causing these results to differ materially from those expressed in our forward-looking statements:

..  our ability and the ability of TV Azteca to service our respective debt;

.. the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates;

.. competitive factors affecting TV Azteca and its subsidiaries in Mexico and the United States, or the U.S.;

..  cancellations of significant advertising contracts of TV Azteca;

..  limitations on our access to sources of financing on competitive terms;

.. commencement of war or armed hostilities directly or indirectly involving or affecting Mexico or the U.S.;

.. terrorist attacks initiated against the U.S. or its allies in the U.S. or elsewhere;

.. significant economic or political developments in Mexico and globally which affect Mexico; and

..  changes in the Mexican regulatory environment.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. The forward-looking statements included in this report are made only as of the date of this report and we cannot assure you that projected results or events will be achieved. We disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

This report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.395 to US$1.00, the average interbank free market exchange rate on December 31, 2002 as reported by the Mexican Central Bank (Banco de Mexico). On February 27, 2003, this exchange rate was Ps.11.026 to US$1.00. U.S. dollar amounts for Unefon have been translated from pesos at an exchange rate of Ps.10.4393 to US$1.00, the average rate in the wholesale foreign exchange market for operations payable in 48 hours as reported by the Mexican Central Bank. On February 27, 2003, this exchange rate was Ps.11.0329 to US$1.00.

Summary


Selected historical consolidated financial data

The following selected historical consolidated financial data for the year ended December 31, 2002 has been derived from our audited consolidated financial statements which are included in this report, which has been audited by PricewaterhouseCoopers, our independent auditors, and prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP.

The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to those financial statements, which are included in this report. Our consolidated financial statements were prepared giving effect to Bulletins B-10 and B-12 issued by the Mexican Institute of Public Accountants, or MIPA, which provide, respectively, for the recognition of certain effects of inflation by us and require that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the summary consolidated financial information set forth below, and all data in the consolidated financial statements, have been restated in constant pesos as of December 31, 2002.

                                                                   Year Ended December 31,
(in millions of U.S dollars or constant pesos of December 31, ---------------------------------
2002 purchasing power, except share and per share data)           2001       2002     2002(1)
-                                                             ---------------------------------
   Income statement data:
   Mexican GAAP:
   Net revenue...............................................  Ps. 6,127  Ps. 6,743  US$ 648.7
   Programming, production, exhibition and transmission
    costs....................................................      2,472      2,511      241.5
   Selling and administrative expenses.......................        973        991       95.3
   Total costs and expenses..................................      3,445      3,502      336.9
   Depreciation and amortization(2)..........................        676        447       43.0
   Operating profit..........................................      2,006      2,794      268.8
   Other expenses--Net.......................................       (221)      (202)     (19.4)
   Net comprehensive financing (cost) income(3)..............       (435)    (1,728)    (166.2)
   (Loss) income before provision for income tax, deferred
    income tax and extraordinary item........................      1,349        864       83.1
   Provision for income tax and deferred income tax
    (expense) benefit........................................          9       (308)     (29.6)
   Extraordinary items.. ....................................          0          0          0
   Net (loss) income.........................................      1,358        556       53.5
   Net income (loss) of minority stockholders................        669        436       41.9
   Net (loss) income of majority stockholders................        688        120       12.0
   Net (loss) income per share applicable to majority
    stockholders.............................................       0.86       0.15         --
   U.S. GAAP:
   Net revenue...............................................  Ps. 6,170         --         --
   Operating income (loss)...................................        579         --         --
   Net (loss) income before minority interest................        285         --         --
   Minority interest ........................................       (208)        --         --
   Net (loss) income.........................................         77         --         --
   Basic and diluted (loss) income per share.................       0.10         --         --
   Basic weighted average number of common shares
    outstanding (in millions)................................      800.8         --         --

--------------------------------------------------------------------------------

Selected historical consolidated financial data


                                                         As of and for the Year
(in millions of U.S dollars or constant pesos of           Ended December 31,
December 31, 2002 purchasing power, except ratios, -----------------------------------
percentages, exchange rates and coverage data)         2001       2002       2002(1)
-                                                  -----------------------------------
 Balance sheet data:
 Mexican GAAP:
 Property, machinery and equipment--Net...........  Ps. 2,450  Ps. 2,328   US$  223.9
 Television concessions--Net......................      3,743      3,742        360.0
 Total assets.....................................     22,757     22,907      2,203.6
 Total debt(4)....................................      8,659      9,058        871.4
 Advertising advances(5)..........................      4,850      4,609        443.4
 Unefon advertising advance.......................      2,258      2,167        208.5
 Todito advertising, programming and services
  advance.........................................        715        504         48.5
 Majority stockholders' equity....................      1,860      1,946        187.2
 Minority stockholders' equity....................      2,252      2,570        247.2
 Total stockholders' equity.......................      4,112      4,516        434.4
 U.S. GAAP:
 Property, machinery and equipment--Net...........  Ps. 2,642         --           --
 Total assets.....................................     21,126         --           --
 Total debt(4)....................................      8,659         --           --
 Advertising advances(5)..........................      4,850         --           --
 Minority interest ...............................      2,395         --           --
 Majority stockholders' equity....................      2,435         --           --

 Other financial data:
 Mexican GAAP:
 EBITDA(6)........................................  Ps. 2,682  Ps. 3,241   US$  311.8
 Resources (used in) provided by:
   Operating activities...........................      1,847        460         44.3
   Investing activities...........................     (1,036)      (736)       (70.8)
   Financing activities...........................       (459)        (8)        (0.8)
 EBITDA margin(7).................................         44%        48%          --
 Ratio of earnings to fixed charges(8)............      2.23x      1.83x           --
 Capital expenditures.............................        185        194         18.7
 U.S. GAAP
 EBITDA(7)........................................      2,314         --           --
 Cash flow provided by (used in):
   Operating activities...........................      1,589         --           --
   Investing activities...........................     (1,678)        --           --
   Financing activities...........................        383         --           --
 EBITDA margin(7).................................         37%        --           --
 Ratio of earnings to fixed charges(8).............      1.64x         --           --

 Other data:
 NCPI (at period end).............................       97.4      102.9           --
 Peso/U.S. Dollar exchange rate (at period end)...  Ps. 9.160  Ps.10.395           --
 Coverage of the Azteca 7 network (at period end)
  (9)............................................         95%        95%          --
 Coverage of the Azteca 13 network (at period
  end)(9)........................................         97%        97%          --

                                              (footnotes on the following page)

--------------------------------------------------------------------------------

Selected historical consolidated financial data

 (1) The U.S. Dollar amounts represent the peso amounts expressed as of December 31, 2002 purchasing power, translated at an exchange rate of Ps.10.395 per U.S. Dollar, the average interbank free market exchange rate on December 31, 2002 as reported by the Mexican Central Bank.
 (2) Effective January 1, 2002, TV Azteca changed the annual depreciation rate applied to its transmission towers from 16% to 5% based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps.42 million (US$4.0 million) for the year ended December 31, 2002. Also on January 1, 2002, TV Azteca adopted Statement C-8 "Intangible Assets" issued by the MIPA. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, TV Azteca no longer amortizes its television concessions. The effect of this adoption resulted in a decrease in amortization expense of Ps.117 million (US$11.3 million).
 (3) Changes in net comprehensive financing cost reflect fluctuations in the peso-U.S. dollar exchange rate. Net comprehensive financing costs decrease in years in which the peso appreciates against the U.S. dollar and increase in years in which the peso depreciates against the U.S. dollar since our U.S. dollar denominated monetary liabilities exceed our U.S. dollar denominated monetary assets.
 (4) Represents our total liabilities excluding the following items: interest payable, exhibition rights payable, accounts payable and accrued expenses, amounts due to related parties, long-term bank loans, advertising advances, Unefon advertising advance and Todito advertising, programming and services advance.
 (5) Advertising advances are treated as long-term liabilities under Mexican GAAP but are treated as current liabilities under U.S. GAAP.
 (6) We have included information concerning EBITDA because we believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA should not be construed as an alternative to (a) net income (as determined in accordance with Mexican GAAP or U.S. GAAP) as an indicator of our operating performance or (b) cash flows from our operating activities (as determined in accordance with Mexican GAAP) as a measure of liquidity. EBITDA for 2000 under U.S. GAAP includes a Ps.211 million loss related to the NBC settlement. Under Mexican GAAP, the NBC settlement is considered an extraordinary item and is not included in EBITDA.
 (7) EBITDA margin is calculated by dividing EBITDA by net revenue.
 (8) Earnings for this purpose consist of earnings before provision for income tax plus (i) fixed charges and (ii) equity in losses of less than majority owned entities accounted for by the equity method, minus (x) interest capitalized during the period, (y) equity in earnings of less than majority-owned entities accounted for by the equity method and (z) minority interest in losses of majority owned subsidiaries. Fixed charges for this purpose consist of interest expense plus the portion of rental expense deemed to represent interest expense under operating lease agreements. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to

--------------------------------------------------------------------------------

Selected historical consolidated financial data

     our indebtedness. Under Mexican GAAP, earnings for the year ended December 31, 1998 were insufficient to cover fixed charges by the amount of Ps.22 million. Under U.S. GAAP, earnings for the years ended December 31, 1998 and 1999 were insufficient to cover fixed charges by the amount of Ps.363 million and Ps.769 million, respectively.
 (9) Percentage of Mexican television households within broadcast range of the Azteca 7 and Azteca 13 networks, based upon data internally prepared by TV Azteca.

Advertising Sales

TV Azteca's share of broadcast television advertising sales in Mexico was 34% for the year ended December 31, 2002, compared to 31% for the year ended December 31, 2001.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included in this report.

We are a holding company with no independent business operations or sources of revenue. Our only assets are shares of our subsidiaries, principally TV Azteca, and our only sources of cash are distributions made from those subsidiaries, sales of our or our subsidiaries' assets, sales of our equity securities or equity securities of our subsidiaries or capital contributions or loans from one or more of our affiliates or third parties. Substantially all of the value of our assets depends on TV Azteca's financial condition and results of operations. For the year ended December 31, 2002, TV Azteca provided substantially all of our net revenue. Accordingly, the following discussion relates primarily to the financial condition and results of operations of TV Azteca.

Critical accounting policies and estimates

Our management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with Mexican GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, valuation of long-lived and intangible assets and goodwill, exhibition rights, reserve for obsolescence, income taxes, deferred income taxes, labor benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue for TV Azteca is derived primarily from the sale of advertising time on a national, spot and local basis and is net of commissions. TV Azteca earned a majority of its advertising revenue in 2000, 2001 and 2002 pursuant to advertising contracts under its Azteca Plan and Mexican Plan. These contracts generally require the advertiser to deposit a portion of the purchase price of the advertising time at the time the advertiser executes a contract. A significant percentage of these contacts are commitments for advertising over a period of approximately one year. From time to time, TV Azteca enters into barter transactions with third parties in which it exchanges advertising time for goods, services and other assets, a significant portion of which are used in TV Azteca's operations. With respect to barter transactions, TV Azteca values these transactions based on the estimated fair market value of the goods, services or other assets received by TV Azteca. Such transactions accounted for approximately 2% of TV Azteca's net revenue for the year ended December 31, 2002.

--------------------------------------------------------------------------------

On the date the advertising contract is signed, TV Azteca records cash or other assets, as the case may be, as an asset on its balance sheet and the amounts due and its obligation to deliver advertising as advertising advances, which are recorded as a liability on its balance sheet. These advertising advances are recognized as revenue at the time, and to the extent, the advertisements are shown.

TV Azteca maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Each customer is analyzed on a case by case basis. If the financial condition of TV Azteca's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Exhibition Rights

The cost of the exhibition rights are amortized on varying bases related to the license period, usage of the programs and management's estimate of revenue to be realized from each airing of the programs. The cost of exhibition rights acquired is amortized as the programming and events are broadcast and on an accelerated basis when the rights relate to multiple broadcasts. Costs of internally produced programming, including reality programming, are amortized when the programs are initially aired. Alternatively, the costs of telenovelas are amortized on the following schedule: (1) 70% is amortized when the telenovela is first aired and (2) 30% is amortized over a period of four years and represents management's estimate of exhibition rights necessary to meet demand in the U.S., Latin America, Europe, Asia and Africa. TV Azteca bases its estimates on historical experience and on various other assumptions. If actual results differ from these estimates, there may be an adverse effect on TV Azteca's financial results.

Intangible Assets and Goodwill

In December 2001, the Accounting Principles Commission of the MIPA issued Statement C-8 "Intangible Assets," or Statement C-8, which went into effect January 1, 2003. On January 1, 2002, TV Azteca adopted Statement C-8. Under Statement C-8, the intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economic benefits and (c) the company has the ability to control future economic benefits. The amortization of intangible assets would be allocated on a systematic basis over the assets' estimated useful lives, unless the intangible assets are determined to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that the carrying amount of the intangible asset is not recoverable based on estimated cash flow of operating activities. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, TV Azteca no longer amortizes these concessions. Prior to January 1, 2002, TV Azteca's television concessions were amortized by the straight-line method over the duration of the relevant concession.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing tax and accounting treatment of items such as advertising advances, exhibitions rights and inventories, television concessions, property, machinery and equipment and tax loss carryforwards. These differences result in deferred tax assets and liabilities which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, TV Azteca's deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

--------------------------------------------------------------------------------

Unefon Investment

In October 2000, TV Azteca granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of TV Azteca's outstanding shares and to certain other of TV Azteca's securities, for an aggregate exercise price of US$177.0 million. The grant of the rights to acquire the Unefon Series A shares was subject to receiving the consent of the holders of the TV Azteca notes and our company's 11% Senior Secured Notes due 2002, or 11% notes. On March 27, 2001, TV Azteca and our company obtained these consents and paid a fee totaling Ps.121,328 (nominal) to certain holders of the 11% notes and TV Azteca notes, of which Ps.109,009 (nominal) was recorded as part of TV Azteca's total investment in Unefon. The grant of the rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals, including the consent of Nortel. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002. However, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003.

As a result of the grant of the rights to acquire the Unefon Series A shares in October 2000, TV Azteca stopped recognizing its participation in the losses of Unefon. Accordingly, at December 31, 2002, TV Azteca's investment in Unefon reflected the net book value of the investment at the date of the decision to dispose of the investment. In the event that the disposition of the Unefon Series A shares is not completed or if the likelihood of the completion of the transaction is deemed too remote, TV Azteca will be required to record the differences between the book value of the investment and the value of the investment under the equity method of accounting, which may result in TV Azteca's recognition of additional losses. For example, if this adjustment had been made at December 31, 2002, TV Azteca would have recognized additional losses equal to Ps.405 million (US$39.0 million).

Effects of the peso devaluation and inflation

General

The Mexican government's decision in December 1994 to significantly increase the range within which Mexican pesos would be exchanged for U.S. dollars and to subsequently permit the peso to float freely against the U.S. dollar caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of our company. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

Economic conditions in Mexico improved in 2000, with gross domestic product, or GDP, increasing by 6.9%. However, in 2001, GDP decreased 0.3%. For the year ended December 31, 2002, GDP grew by 0.9%. Interest rates on 28-day Mexican government treasury securities averaged 15.3%, 11.3% and 7.1% in 2000, 2001 and 2002, respectively.

Inflation during 2001 and 2002 was 4.4% and 5.7%, respectively. In 2001, the peso strengthened to Ps.9.160 per U.S. dollar at December 31, 2001, a 5.1% increase in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a decrease of 13.5% in value from December 31, 2001.

--------------------------------------------------------------------------------

Pre-sales of advertising time

For the years ended December 31, 2001 and 2002, 73% and 69%, respectively, of TV Azteca's net revenue was attributable to pre-sales of advertising time made prior to that year. At December 31, 2001, pre-sales of advertising time for 2002 amounted to Ps.4,640 million, which represented a 4% increase over pre-sales of advertising time for 2001 recorded in 2000. At December 31, 2002, pre-sales of advertising time for 2003 amounted to Ps.4,446 million (US$427.7 million), representing a 4% decrease compared to pre-sales of advertising time for 2002 recorded in 2001. Pre-sales of advertising time recorded in 2002 were lower due to the expiration of certain multi-year advertising contracts.

Unefon Advertising Advances

In June 1998, Unefon and TV Azteca entered into a 10-year advertising agreement, as amended, pursuant to which TV Azteca agreed to supply Unefon with advertising spots totaling an aggregate of 120,000 gross rating points, or GRPs, over the life of the agreement, up to a maximum of 35,000 GRPs per year. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon's payments to TV Azteca are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15.7 million (including interest).

Selected results of operations components as a percentage of net revenue

The following table sets forth, for the periods indicated, results of operations data for our company as a percentage of our net revenue.

                                                             Years ended December 31,
                                                             ----------------------
                                                             2000     2001    2002
  -----------------------------------------------------------------------------------
  Net revenue............................................... 100%     100%    100%
  Programming, production, exhibition and transmission costs (44)%    (40)%   (37)%
  Sales and administrative expenses......................... (16)%    (16)%   (15)%
  Total costs and expenses.................................. (60)%    (56)%   (52)%
  Depreciation and amortization............................. (12)%    (11)%    (7)%
  Operating profit margin...................................  28%      33%     41%

--------------------------------------------------------------------------------

Operating results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net revenue for the year ended December 31, 2002 increased by 10% to Ps.6,743 million (US$648.7 million) from Ps.6,127 million for the year ended December 31, 2001. The increase in net revenue was due in part to higher ratings and advertising rates in real terms and the transmission of the 2002 World Cup Soccer Championship and TV Azteca's reality program La Academia. The increase in net revenue also reflected an increase in local advertising sales, excluding local sales in Mexico City, which increased by 20% to Ps.576 million (US$55.4 million) for the year ended December 31, 2002, from Ps.481 million for the year ended December 31, 2001.

Programming, production, exhibition and transmission costs for the year ended December 31, 2002 increased by 2% to Ps.2,511 million (US$241.5 million) from Ps.2,472 million for the year ended December 31, 2001. This increase was primarily due to an increase in the exhibition and production costs associated with the broadcast of the 2002 Soccer World Cup and the La Academia reality program.

Sales and administrative expenses for the year ended December 31, 2002 increased by 2% to Ps.991 million (US$95.3 million) from Ps.973 million for the year ended December 31, 2001. This difference resulted from the increase in TV Azteca's personnel expenses and general administrative expenses due to the operation of its new local stations.

Depreciation and amortization for the year ended December 31, 2002 decreased by 34% to Ps.447 million (US$43.0 million) from Ps.676 million for the year ended December 31, 2001. This decrease reflects the effects of TV Azteca's adoption of Statement C-8 "Intangible Assets" and the application of these rules with respect to the amortization schedule of TV Azteca's television concessions. Also effective January 1, 2002, TV Azteca changed the annual rate of depreciation for its transmission towers from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense for the year ended December 31, 2002.

As a result of these factors, operating profit for the year ended December 31, 2002 increased by 39% to Ps.2,794 million (US$268.8 million) from Ps.2,006 million for the year ended December 31, 2001.

Other expenses--Net for the year ended December 31, 2002 decreased by 9% to Ps.202 million (US$19.4 million) from Ps.221 million for the year ended December 31, 2001. This decrease was primarily due to lower legal and advisory expenses.

Net comprehensive financing cost for the year ended December 31, 2002 increased by 297% to Ps.1,728 million (US$166.2 million) from Ps.435 million for the year ended December 31, 2001. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. As of December 31, 2002, substantially all of our indebtedness and all of our subsidiaries' indebtedness was denominated in US dollars. The increase in net comprehensive financing cost for the year ended December 31, 2002 was primarily due to a foreign exchange loss of Ps.697 million (US$67.0 million) which reflected a 13.5% depreciation of the peso against the U.S. dollar since December 31, 2001 compared with a foreign exchange gain of Ps.345 million for the year ended December 31, 2001. Interest income for the year ended December 31, 2002 decreased by 25% to Ps.171 million (US$16.4 million) from Ps.228 million

--------------------------------------------------------------------------------
for the year ended December 31, 2001 as a result of a reduction of interest rates, and interest expense for the year ended December 31, 2002 increased by 1% to Ps.1,080 million (US$103.9 million) from Ps.1,065 million for the year ended December 31, 2001. Other financing expense for the year ended December
31, 2002 increased 192% to Ps.187 million (US$18.0 million) from Ps.64 million for the year ended December 31, 2001. This increase was primarily due to a significant decline in the market value of TV Azteca's portfolio investments. Gain on monetary position decreased by 46% for the year ended December 31, 2002 to Ps.66 million (US$6.3 million) from Ps.121 million for the year ended December 31, 2001 as a result of the decrease in the TV Azteca's net monetary liability position in the year ended December 31, 2002.

Income before provision for income tax, deferred income tax benefit (extraordinary item) for the year ended December 31, 2002 decreased by 36% to Ps.864 million (US$83.1 million) from Ps.1,349 million for the year ended December 31, 2001.

Provision for income tax for the year ended December 31, 2002 increased by 37% to Ps.265 million (US$25.4 million) from Ps.211 million for the year ended December 31, 2001. This increase reflects higher taxable income generated during the year ended December 31, 2002. Deferred income tax expense for the year ended December 31, 2002 was Ps.44 million (US$4.2 million) compared with a deferred income tax benefit of Ps.220 million for the year ended December 31, 2001. As of December 31, 2002, we have recorded a valuation allowance due to uncertainties related to our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward due to our tax loss carryforwards.

As a result of the foregoing, we had net income of Ps.556 million (US$53.5 million) for the year ended December 31, 2002, as compared with a net income of Ps.1,358 million for the year ended December 31, 2001. Ps.436 million (US$41.9 million) of the net income for the year ended December 31, 2002 represented net income of minority stockholders and Ps.120 million (US$12.0 million) represented net income of majority stockholders compared with a Ps.669 million net income of minority stockholders and Ps.688 million net income of majority stockholders for the year ended December 31, 2001.

Liquidity and capital resources

Factors that may influence our liquidity and capital resources as discussed below include:

.. TV Azteca's ability to generate sufficient free cash flow and to make distributions in accordance with its recently announced dividend policy;

..  TV Azteca's ability to repay the principal and interest of its 10 1/8%
   Series A guaranteed senior notes due 2004, or TV Azteca 10 1/8% notes, or to refinance these notes on favorable terms;

.. Factors that affect the results of operations of our company and TV Azteca, including general economic conditions, demand for commercial advertising, the competitive environment, the relative popularity of TV Azteca's programs, demographic changes in TV Azteca's market areas and regulation;

--------------------------------------------------------------------------------

.. Factors that affect the access of our company and TV Azteca to bank financing and the capital markets, including interest rate fluctuations, availability of credit and operational risks of TV Azteca; and

.. An adverse judgment against Unefon that would cause TV Azteca to lose all or a portion of its investment in Unefon and the value of its contracts with Unefon and/or be required to fund Unefon pursuant to its outstanding credit guarantees made on behalf of Unefon.

Liquidity

Azteca Holdings

The Company has no independent business or significant sources of revenue.

  Sources of payment for the 12 1/2% notes and the 10 1/2% existing notes

In January 2002, we issued the 10 1/2% notes and raised US$150.0 million in proceeds. We used US$41.6 million of the proceeds to finance a cash tender offer for our 11% Senior Secured Notes due 2002, or our 11% Senior Secured Notes due 2002, or the 11% notes, and we used US$84.3 million of the proceeds to redeem the remaining principal amount of the 11% notes then outstanding.

In June and December 2002, we used an aggregate of US$16.1 million from cash on hand and receivables and dividends payable to our company to make the semi-annual interest payments on the 12 1/2% notes.

In July 2002 and January 2003, we used an aggregate of US$15.0 million from the interest reserve account established for the 10 1/2% notes to make the semi-annual interest payments on the 10 1/2% notes.

TV Azteca

TV Azteca's principal sources of liquidity include cash on hand, advance sales of advertising time and uncommitted sources of short-term financing. TV Azteca's short term financing sources include a US$130.0 million
Euro-commercial paper program, or the ECP Program. Under the ECP Program, TV Azteca periodically issues notes with maturities not exceeding 365 days.

Cash and cash equivalents were Ps.1,718 million and Ps.1,434 million (US$138.0 million) for the years ended December 31, 2001 and 2002, respectively. The decrease in our cash on hand at December 31, 2002 as compared to December 31, 2001 was primarily due to TV Azteca's payment of US$32.8 million to UBS AG to acquire a secured loan in that amount in connection with the exercise of the option to purchase an equity interest in Azteca International's Los Angeles affiliate.

Resources generated from operating activities were Ps.1,847 million and Ps.460 million (US$44.3 million) for the years ended December 31, 2001 and 2002, respectively. The difference in net resources reflected the depreciation of the peso against the U.S. dollar which affected negatively our comprehensive financing cost. As a result, our net income decreased to Ps.556 million (US$53.5 million) in the year ended December 31, 2002, from Ps.1,358 million for the year ended December 31, 2001. A significant portion of TV Azteca's cash flows are generated by its television broadcast operations. Because operating results may fluctuate significantly as a result of a decline in the advertising environment or pricing structure, TV Azteca's ability to generate positive cash flow from its television broadcast operations may be negatively impacted.

Resources used in investing activities were Ps.1,036 million and Ps.736 million (US$70.8 million) for the years ended December 31, 2001 and 2002, respectively. The decrease in resources used in investing

--------------------------------------------------------------------------------
activities for the year ended December 31, 2002 was primarily due to Azteca International's investment of Ps.660 million in certain Pappas affiliates made in the year ended December 31, 2001 compared with an investment of Ps.456 million (US$43.9 million) for the year ended December 31, 2002, which included US$2.4 million related to payment for the 25% equity interests in the San Francisco and Houston stations and US$32.8 million related to the acquisition of a secured loan in that amount from UBS AG in connection with the exercise of the option to purchase an equity interest in Azteca International's Los Angeles affiliate.

Resources used in financing activities were Ps.459 million and Ps.8 million (US$0.8 million) for the years ended December 31, 2001 and 2002, respectively. Resources provided by (used in) financing activities are affected by various factors including: (i) indebtedness paid or obtained, (ii) the appreciation or depreciation of the peso against the U.S. dollar net of inflation, since a substantial amount of TV Azteca's indebtedness is dollar-denominated and (iii) increases or decreases in the capital stock of TV Azteca, the sale of treasury shares, repurchases of capital stock and the exercise of employee stock options of TV Azteca's subsidiaries. For the year ended December 31, 2001, there was Ps.210 million of indebtedness compared to indebtedness paid in the amount of Ps.214 million (US$20.6 million) for the year ended December 31 2002. Also for the year ended December 31, 2001 the peso appreciated by 5.1% against the U.S. dollar resulting in Ps.842 million used in financing activities, as compared to a 13.5% depreciation against the U.S. dollar during the year ended December 31, 2002, which resulted in Ps.614 million (US$59.1 million) provided in financing activities. In addition, during the year ended December 31, 2001, resources in the amount of Ps.201 million were provided by the sale of treasury shares and the exercise of employee stock options, as compared with resources used of Ps.183 million (US$17.6 million) for the year ended December 31, 2002.

  Sources of payment for the TV Azteca 10 1/8% notes

On February 15, 2004, the TV Azteca 10 1/8% notes mature. As of December 31, 2002, the outstanding aggregate principal amount of these notes was US$125.0 million. TV Azteca expects to partially or entirely repay the principal amount of these notes with its internally generated cash. In the event that TV Azteca does not have the cash on hand to repay the principal amount of these notes in full, TV Azteca will evaluate alternative refinancing strategies.

--------------------------------------------------------------------------------

Indebtedness

The following chart sets forth our consolidated outstanding principal amount of indebtedness:

(in millions of U.S. dollars)                            As of December 31, 2002
--------------------------------------------------------------------------------
Banco Bilbao Vizcaya Mortgage Loan......................           25.9
Standard Chartered Bank Long-Term Import Credit Facility           10.1
ABN-AMRO Bank Euro-Commercial Paper Program.............            5.1
ATC Long-Term Credit Facility...........................          119.8
TV Azteca 10 1/8% Guaranteed Senior Notes due 2004......          125.0
TV Azteca 10 1/2% Guaranteed Senior Notes due 2007......          300.0
Azteca Holdings 10 1/2% Senior Secured Notes due 2003...          150.0
Azteca Holdings 12 1/2% Senior Secured Notes due 2005...          129.0
Other Indebtedness......................................            6.6
                                                                  -----
    Total...............................................          871.5
                                                                  =====

On September 18, 1997, TV Azteca obtained a US$25.9 million mortgage loan from Banco Bilbao Vizcaya, S.A., for the acquisition of an office building located adjacent to its principal offices. The mortgage loan accrues interest at a rate of 8.5% per year, payable on December 31 of each year beginning December 31, 1997. The principal amount of this mortgage loan matures on November 30, 2003.

In March 1999, TV Azteca entered into a US$30.2 million long-term import credit facility with Standard Chartered Bank, as lender, and the Export-Import Bank of the United States, as guarantor. Under this credit facility, TV Azteca was permitted until May 2002 to borrow all or a portion of the US$30.2 million by delivering promissory notes. The import credit facility was established to finance TV Azteca's purchase of equipment manufactured in the U.S. In October 1999 and March 2000, TV Azteca issued two promissory notes, one in the amount of US$12.2 million due in October 2004, which accrues interest at a rate of 7.6% per year, and one in the amount of US$10.5 million due in March 2005, which accrues interest at a rate of 8.45% per year. As of December 31, 2002, the aggregate outstanding amount due under the outstanding promissory notes was US$10.1 million.

In May 1999, TV Azteca entered into a US$75.0 million Euro-commercial paper program, or ECP Program, with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130.0 million in July 1999. Notes issued under the ECP Program are issued at a discount, and do not bear interest. There is no commitment to purchase notes to be issued under the ECP Program, and notes issued thereunder may not have a maturity exceeding 365 days. The

--------------------------------------------------------------------------------

ECP Program permits TV Azteca to issue and have outstanding up to US$130.0 million in notes at any time. The aggregate principal amount of notes outstanding under the ECP Program as of December 31, 2002 was US$5.1 million.

In February 2000, TV Azteca entered into a long-term credit facility for up to US$119.8 million with a Mexican subsidiary of American Tower Corporation, or ATC. The ATC long-term credit facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of TV Azteca's real estate properties. The interest rate on each of the loans is 12.877% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the 70-year tower project agreement entered into by the parties in February 2000 remains in effect. The US$28.0 million secured term loan currently matures in February 2004, but may be renewed annually for successive one-year periods so long as the tower project agreement remains in effect.

In May 2001, holders of US$129.0 million in principal amount of the 11% notes agreed to exchange their 11% notes for an equivalent principal amount of 12 1/2% notes. The 12 1/2% notes mature on June 15, 2005 and have a fixed annual interest rate of 12 1/2%, to be paid every six months on June 15 and December
15. The 12 1/2% notes are secured by 536,687,783 TV Azteca CPOs and, under certain circumstances, will be secured by up to 448,514,700 Unefon Series A shares. The 12 1/2% notes will also be secured by any net cash proceeds or securities received upon a sale of Unefon Series A shares that are part of the collateral and any securities acquired with the cash proceeds of such a sale.
In addition, any dividends paid by TV Azteca in respect of the 536,687,783 CPOs will become part of the collateral securing the 12 1/2% notes. We have the option to redeem the 12 1/2% notes at any time prior to the maturity date at 100% of the principal amount, plus accrued but unpaid interest on the date we redeem the 12 1/2% notes and additional amounts, if any, through the date of redemption.

In January 2002, we issued US$150.0 million aggregate principal amount of notes, or the 10 1/2% notes. The 10 1/2% notes mature on July 15, 2003 and have a fixed annual interest rate of 10 1/2%, to be paid every six months on July 15 and January 15. The 10 1/2% notes are secured by 55,246,106 TV Azteca CPOs and, under certain circumstances, will be secured by up to 147,215,706 Unefon Series A shares. Other than for certain tax reasons, we do not have the right to redeem the 10 1/2% notes at our option prior to maturity.

In February 1997, TV Azteca issued US$125.0 million aggregate principal amount of TV Azteca 10 1/8% notes, and US$300.0 million aggregate principal amount of 10 1/2% Series B guaranteed senior notes due 2007, or TV Azteca 10 1/2% notes. The TV Azteca 10 1/8% notes mature on February 15, 2004, while the TV Azteca
10 1/2% notes mature on February 15, 2007. Interest on the TV Azteca notes is paid semi-annually on February 15 and August 15. The TV Azteca notes are jointly and severally guaranteed by each of TV Azteca's material subsidiaries. TV Azteca has the option to redeem the TV Azteca 10 1/8% notes at any time at a redemption price equal to the greater of (i) 101% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the treasury rate (as defined in the indenture governing the TV Azteca notes) plus 50 basis points, plus interest accrued but unpaid on the date TV Azteca redeems the 10 1/8% notes. TV Azteca has the option to redeem the TV Azteca 10 1/2% notes at 103.5% of the principal amount if redeemed after February 15, 2003, 101.75% of the principal amount if redeemed after February 15, 2004 and 100% of the principal amount if redeemed after February 15, 2005 plus, in each case, interest that is accrued but unpaid on the date TV Azteca redeems the TV Azteca 10 1/2% notes.


--------------------------------------------------------------------------------

Our total consolidated debt at December 31, 2002 matures as follows:

                                            (in millions of
                    Year ended December 31,  U.S. dollars)
                    ---------------------------------------
                      2003.................      192.1
                      2004.................      129.5
                      2005.................      130.0
                      2006.................        0.0
                      2007.................      300.0
                      2008 and thereafter..      119.8

Capital expenditures

For the years ended December 31, 2001 and 2002, capital expenditures were Ps.185 million and Ps.194 million (US$18.7 million), respectively. These capital expenditures were primarily related to the expansion of, and improvements to, TV Azteca's broadcasting and television production facilities. For the years ended December 31, 2001 and 2002, TV Azteca paid approximately Ps.13 million and Ps.23 million (US$2.2 million), respectively, to acquire transmitters that it used to expand the national coverage of its networks and to improve the quality and operation of its transmission signal. For the years ended December 31, 2001 and 2002, TV Azteca made purchases of production equipment and expenditures related to the refurbishment of its production facilities amounting to Ps.51 million and Ps.98 million (US$9.4 million), respectively. TV Azteca's capital expenditures are primarily made in U.S.

--------------------------------------------------------------------------------
dollars. For the years ended December 31, 2001 and 2002, TV Azteca made purchases of computer equipment and vehicles amounting to approximately Ps.44 million and Ps.111 million (US$10.7 million), respectively. For the years ended December 31, 2001 and 2002, TV Azteca paid approximately Ps.68 million and Ps.9 million (US$0.9 million), respectively, for the maintenance, remodeling and refurbishment of its buildings and office facilities.

Unefon

In July 2001, TV Azteca and Mr. Saba announced their intention to provide credit support to Unefon for up to US$80.0 million each. As of January 31, 2003, TV Azteca had paid US$17.7 million to certain creditors of Unefon pursuant to this credit support and it had outstanding credit support obligations in the amount of US$12.1 million. TV Azteca has suspended any further credit support to Unefon in light of Unefon's dispute with Nortel.

TV Azteca's 2003 Budgeted Capital Expenditures

TV Azteca has an aggregate of approximately US$26.0 million budgeted for capital expenditures in 2003, primarily to be used for the maintenance and expansion of, and improvements to, its television production and broadcasting facilities and the acquisition of equipment and expansion. TV Azteca expects to use cash from its operations to fund these capital expenditures. As a result of TV Azteca's operating strategy, TV Azteca will not, for the foreseeable future, make major capital expenditures outside the scope of its core television broadcasting business, which would include loans, credit support and capital investments in Unefon and affiliates in the Azteca America Network.

TV Azteca's Dividend Policy/Debt Reduction Strategy

TV Azteca's board of directors has approved a six year debt reduction strategy pursuant to which TV Azteca will use its annual free cash flow to reduce its outstanding debt, which as of December 31, 2002, was US$592.5 million, and to make annual distributions to its shareholders. Our company will use these distributions to make principal and interest payments on our indebtedness. However, there is no assurance that TV Azteca's financial results will permit it to make such anticipated distributions or that TV Azteca will not modify or terminate this dividend policy in its entirety. In addition, there can be no assurance that the distributions will be sufficient to satisfy our payment obligations with respect to our indebtedness.

--------------------------------------------------------------------------------

Azteca International

Station Affiliations

Azteca International has station affiliation agreements with over-the-air television broadcast stations in markets that cover approximately 53% of the U.S. Hispanic population, including stations in the Los Angeles, New York, Miami, Houston and San Francisco television markets. Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America Programming in their respective markets. These agreements have terms ranging up to seven years and may be automatically renewed for a specified duration. In return for this programming, Azteca International receives either a percentage of the net advertising revenue generated by its station affiliates or all of the net advertising revenue with respect to a percentage of the available advertising time on its station affiliates.

Pappas Station Affiliations

  Background

In 2001, Azteca International entered into station affiliation agreements with affiliates of Pappas in the Los Angeles, San Francisco, Houston and Reno television markets. When TV Azteca entered into station affiliation agreements with Pappas Southern California, operator of its Los Angeles affiliate, TV Azteca became a party to credit agreements and an equity option agreement that gave it the right to acquire an

--------------------------------------------------------------------------------
equity interest in Pappas Southern California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas in the San Francisco and Houston television markets, Azteca International acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70.6 million.

In July 2002, a dispute arose between TV Azteca and Pappas regarding the exercise of the purchase option for the Los Angeles station. In addition, Pappas alleged that TV Azteca was in breach of certain of its obligations under the station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno television stations. On February 11, 2003, TV Azteca announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between TV Azteca and Pappas had been signed.

In connection with the settlement agreement, TV Azteca and Pappas entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of TV Azteca, a local marketing agreement, or LMA, governing, under certain circumstances, Azteca International's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals, to acquire all of the assets of the Los Angeles station. In addition to these agreements, Pappas and TV Azteca modified their existing station affiliation agreements and entered into new station affiliation agreements.

  The New Pappas Promissory Note

Pursuant to the settlement agreement and related agreements, Pappas re-acquired the 25% equity interests owned by Azteca International in its Houston and San Francisco station affiliates. In addition, the outstanding secured indebtedness in the amount of US$53.7 million owed to TV Azteca by Pappas Southern California was cancelled, together with TV Azteca's option to acquire an equity interest in Pappas Southern California.

As consideration for the re-acquisition of the equity interests in its affiliates and the cancellation of its indebtedness, Pappas issued Azteca International a promissory note in the principal amount of $128.0 million, or the New Pappas Promissory Note, that is secured by the assets of the Los Angeles station. The maturity date of the New Pappas Promissory Note is May 31, 2003, with a conditioned grace period of up to June 30, 2003. However, if Pappas does not repay the New Pappas Promissory Note prior to April 30, 2003, the principal amount will be increased to US$129.0 million. The New Pappas Promissory Note may be prepaid, in whole or in part, at any time. If the New Pappas Promissory Note is not paid on or prior to April 30, 2003, the New Pappas Promissory Note will bear interest for the month of May 2003 at the rate of US$20,161.29 per day. The New Pappas Promissory Note will bear interest at an annual rate of 11.6279% from and after the applicable maturity date, except as indicated below.

The maturity date of the New Pappas Promissory Note will be extended for a period of one year in the event that (i) Echostar obtains an injunction prior to the applicable maturity date that prohibits TV Azteca from directly or indirectly distributing any portion of its Azteca 13 Programming to Pappas Southern California for cable retransmission in the U.S. or (ii) Azteca International fails to comply with certain governmental filing requirements in connection with the acquisition of the assets of the Los Angeles station. In the event an Echostar injunction is imposed, the New Pappas Promissory Note will bear interest at an annual rate of 9.8%.

--------------------------------------------------------------------------------

If the LMA is terminated pursuant to the occurrence of certain specified events and Azteca International does not timely exercise the Los Angeles purchase option following the termination of the LMA, Azteca International will have the right to require repayment of the New Pappas Promissory Note on the earlier of the then scheduled maturity date of the New Pappas Promissory Note and two years following the third anniversary of the effectiveness of the Los Angeles purchase option. Alternatively, if the purchase option is not consummated in a timely manner after its exercise, Azteca International may, under certain circumstances, require that the New Pappas Promissory Note be repaid two and a half years after the date the right to exercise the Los Angeles purchase option expires.

  Local Marketing Agreement

Azteca International and Pappas also agreed that, if the New Pappas Promissory
Note is not repaid on or prior to its applicable maturity date, then starting on June 1, 2003 or July 1, 2003, as applicable, the operation of the Los Angeles station will be subject to the terms and conditions specified in the LMA. However, the LMA will not become effective if (i) an Echostar injunction is issued prior to the applicable maturity date that prohibits TV Azteca from directly or indirectly distributing any portion of its programming broadcast on its Azteca 13 network, or the Azteca 13 programming, to Pappas Southern California for cable retransmission in the U.S., or (ii) Azteca International fails to comply with certain governmental filing requirements in connection with the acquisition of the assets of the Los Angeles station.

The LMA will have an initial term of three years, but will continue thereafter until the New Pappas Promissory Note is paid in full. Under the LMA, Azteca International will provide programming and services to the Los Angeles station and will be entitled to retain all advertising and other revenues relating to the operation of the Los Angeles station. During the initial three year term of the LMA, Azteca International will pay Pappas Southern California an annual fee of US$15.0 million which is payable in quarterly installments. The payment of this fee has been guaranteed by TV Azteca.

Azteca International's payments under the LMA will be offset on a dollar-for-dollar basis by the amount of interest payable under the New Pappas Promissory Note. Accordingly, if during the initial three-year term of the LMA, Pappas Southern California does not make principal payments under the New Pappas Promissory Note, then Azteca International will not be required to make any cash payments under the LMA. Following the expiration of the initial three year term of the LMA, the annual fee for the LMA will be increased to US$24.6 million, a portion of which would continue to be subject to offset against Pappas' interest payment obligation, until the New Pappas Promissory Note is paid in full.

In order to resolve any future disputes between Azteca International and Pappas Southern California arising out of the operation of the Los Angeles station pursuant to the LMA, the parties have appointed an FCC expert who, upon request, will arbitrate all disputes between the parties, including disputes involving FCC matters. The decisions of the FCC expert will be binding on the parties; however, if the disputed matter relates to FCC rules or regulations, the parties are permitted to seek a ruling from the FCC on such matter and the FCC decision will be final and binding upon the parties.

The LMA will terminate (i) if the New Pappas Promissory Note is paid in full prior to the applicable maturity date, (ii) upon the closing of the purchase option for the assets of the Los Angeles station or (iii) upon the filing of a petition for bankruptcy of a party to the LMA. The LMA can also be terminated following the determination of the FCC expert that a party is in breach of the LMA.

Pursuant to the LMA, Azteca International has agreed, subject to receipt of regulatory approval, to pay up to US$3.0 million for the installation, construction and acquisition of broadcasting facilities necessary

--------------------------------------------------------------------------------
to operate a digital television channel in the Los Angeles market. However, if the FCC expert determines that any cost overruns are reasonable, Azteca International's financial obligations with respect to this project could exceed US$3.0 million. If by the third anniversary of the date on which the Los
Angeles station purchase option became exercisable, (i) Azteca International has not closed the purchase option and (ii) Pappas Southern California has not repaid in full the principal and interest due on the New Pappas Promissory
Note, Pappas Southern California is required to reimburse Azteca International for the costs incurred in connection with the development of the digital television channel. The aggregate amount of the reimbursement obligation shall be added to the then outstanding principal amount of the New Pappas Promissory Note and will be secured by the assets of the Los Angeles station.

  The Los Angeles Station Purchase Option

In the event the LMA becomes effective, Azteca International will also have the option to purchase all of the assets of the Los Angeles station, including its FCC license. This purchase option must be exercised, subject to limited exceptions, at least six months prior to the third anniversary of the effective date of the option agreement. The total purchase price for the assets is US$250.0 million, plus certain specified liabilities. The purchase price payable for the assets may be offset against all amounts then outstanding under the New Pappas Promissory Note. In the event the LMA is terminated in connection with a governmental challenge to its effectiveness or Azteca International's breach of the LMA, as determined by the FCC expert, the period of time in which Azteca International may exercise the purchase option will be shortened.

The consummation of the purchase option transaction is subject to receipt of all necessary antitrust and FCC approvals. Azteca International is permitted to assign its rights with respect to the purchase option to a qualified third party in order to obtain any necessary consents. Under applicable FCC rules, Azteca International has the right to hold up to a 25% equity interest in an entity that holds a U.S. television broadcasting license.

  Amended Station Affiliation Agreements

Azteca International's station affiliation agreements with affiliates of Pappas in the Los Angeles, San Francisco, Houston and Reno markets will continue to be in effect through 2003 with certain modifications, except for the Los Angeles station if the LMA become effective. As modified, the allocation of revenue under the station affiliation agreements will change to a 50-50 time-split arrangement, where network advertising time is equally divided. Azteca International will have the option to extend these modified station affiliation agreements until May or June of 2004, after which these station affiliation agreements will be automatically renewable for additional six-month periods, subject to the termination provisions contained in the station affiliation agreements. As in the case of the LMA, the FCC expert is also authorized to settle disputes under the modified station affiliation agreements.

If the Echostar injunction has been issued prior to the applicable maturity date of the New Pappas Promissory Note, that prohibits TV Azteca from directly or indirectly distributing any portion of its Azteca 13 Programming to Pappas Southern California for cable retransmission in the U.S., the sole remedy of the Pappas station affiliates is termination of the respective station affiliation agreements. In addition, Azteca International has agreed to indemnify the Pappas station affiliates for any damages awarded to Echostar from any Pappas station affiliates, the costs of defending such actions (including attorney's fees), reasonable out-of-pocket expenses incurred in connection with obtaining alternative programming, and, under certain circumstances, lost profits.

--------------------------------------------------------------------------------

Legal proceedings

  Pappas Settlement

In July 2001, Azteca International and Pappas Southern California entered into an equity option agreement pursuant to which Azteca International was granted an option to purchase an equity interest in Pappas Southern California. The equity option was exercised by Azteca International on May 21, 2002. The acquisition by Azteca International of an equity interest in Pappas Southern California was not consummated by the parties on the anticipated closing date.

In July 2002, Azteca International filed a lawsuit against Pappas Southern California in Delaware Chancery Court seeking specific performance of the equity option agreement. Also, in July 2002, Pappas Southern California and its wholly-owned subsidiary that holds the FCC license to operate the Los Angeles station, collectively, the PSC Entities, filed a lawsuit in California state court against Azteca International and TV Azteca seeking a declaration that these parties did not have the right to acquire any portion of the equity of Pappas Southern California pursuant to the equity option agreement. The parties later agreed to stay the California action. The trial on the Delaware lawsuit was scheduled for December 2002.

Pappas also claimed that Azteca International had breached its station affiliation agreements with its affiliates in the Los Angeles, San Francisco, Houston and Reno television markets. In response, Azteca International filed a separate lawsuit in New York state court against Pappas Southern California and the Pappas affiliates operating the San Francisco, Houston and Reno stations seeking to prevent the termination of the station affiliation agreements. The Pappas-controlled entities filed counterclaims against Azteca International seeking a declaration that they were entitled to terminate the station affiliation agreements.

On November 27, 2002, TV Azteca and Pappas entered into an agreement in principle to settle all of the pending lawsuits and all related disputes, and on February 11, 2003, a definitive settlement agreement was signed. In connection with settling these pending matters, TV Azteca and Pappas also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of TV Azteca, a local marketing agreement governing, under certain circumstances, Azteca International's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas and TV Azteca have modified their existing station affiliation agreements and entered into new station affiliation agreements.

--------------------------------------------------------------------------------

  Channel 40

In December 1998, TV Azteca entered into a joint venture with Televisore del Velle de Mexico, S.A. de C.V., or TVM, and TVM's subsidiary, Corporacion de Noticias e Informacion, S.A. de C.V., or CNI, for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. For a minimum term of three years and up to 10 years, TV Azteca agreed to pay to CNI, on a quarterly basis, 50% of the EBITDA, as defined in the agreement governing the joint venture, generated by Channel 40. TV Azteca advanced US$15.0 million of this payment to CNI in a series of installments paid in 1998 and 1999. Under the terms of the joint venture, TV Azteca agreed to provide substantially all of Channel 40's programming and to sell all of Channel 40's advertising time. TV Azteca also established a 10 year credit facility of US$10.0 million for CNI, secured by stock of TVM, with a three-year grace period for payment of principal and interest. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle, a major shareholder and the sole administrator of TVM, was pledged as collateral. TV Azteca was also granted an option to purchase up to 51% of the capital stock of TVM beginning in November 2002, or upon the earlier termination of the joint venture by CNI or TVM. Under the option to purchase, the sale price of TVM's capital stock will be based on a valuation of 100% of the stock of TVM that is equal to the greater of US$100.0 million (which amount increases gradually over time) or 10 times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, less any indebtedness owed by TVM or CNI to TV Azteca at the time the option is exercised. As of December 31, 2002, TVM's and CNI's indebtedness to TV Azteca totaled approximately US$34.4 million, comprised of US$10.0 million under the credit facility, a US$15.0 million payment advance and US$9.4 million comprised of interest on the credit facility and additional operating expenses forwarded to CNI.

In July 2000, CNI stopped broadcasting TV Azteca's signal as required by its contractual obligations under the joint venture agreement. In response to CNI's actions, TV Azteca filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM.

In July 2001, the 5th Civil Court in Mexico City ordered CNI to pay TV Azteca US$35.0 million for damages and lost profits. CNI appealed this order, and, in October 2001, an appeals court decided TV Azteca did not have the right to receive damages but instructed CNI to return advance payments in the amount of US$15.0 million. TV Azteca filed an action for relief (amparo) before a federal circuit court seeking to reverse the appeals court's ruling. Accepting TV Azteca's action for relief, the federal circuit court instructed the appeals court to decide whether TV Azteca is entitled to damages arising from TVM's actions. Following this decision, the appeals court resolved that CNI committed an illegal act which allows TV Azteca to seek damages, but that such damages should be pursued pursuant to a different cause of action. TV Azteca filed an action for relief before the same federal circuit court. This action is pending.

In July 2002, TV Azteca filed a lawsuit against Mr. Moreno Valle seeking the foreclosure of the pledge over 51% of the capital stock of TVM. This action, which is pending before a Mexican court, substituted a legal action that TV Azteca had commenced to enforce a guaranty trust.

In November 2002, TV Azteca requested the bankruptcy of CNI before a Mexican court. In January 2003, CNI submitted its response. This action is pending before a bankruptcy court.

In November 2000, TV Azteca filed another action before the International Court of Arbitration of the International Chamber of Commerce. In this action, TV Azteca sought to enforce TV Azteca's option to purchase up to 51% of the capital stock of TVM. TVM and Mr. Moreno Valle filed legal responses to these claims. In December 2002, an arbitral tribunal issued an award concluding that the joint venture

--------------------------------------------------------------------------------
and the option agreement entered into by TV Azteca and CNI are valid, in effect and enforceable. TV Azteca believes this arbitral award confirms TV Azteca's right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquire up to 51% of the capital stock of TVM.

In reliance on the arbitral award issued in December 2002 by the arbitral tribunal of the International Court of Arbitration, TV Azteca took possession of certain broadcasting facilities of Channel 40 to restore TV Azteca's signal on Channel 40. Following this event, the SCT took exclusive control of the Channel 40 transmission site and signal.

In December 2002, CNI filed criminal complaints against individuals who took possession of the broadcasting facilities of Channel 40. These complaints, which resulted in criminal judgments, are currently being appealed before a federal criminal judge. No director or executive officer of TV Azteca or our company is a part of these proceedings.

In January 2003, CNI filed an action for relief (amparo) before a federal district court seeking to reverse the SCT's decision to take exclusive control of the Channel 40 transmission site and signal. The federal district court suspended the SCT's decision, but required that TVM place a US$5.0 million bail in respect of such suspension, which TVM placed. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. As of the date of this report, no TV Azteca signal is being broadcast on Channel 40.

On February 10, 2003, the SCT imposed a Ps.210,750 (US$21,000) fine on TV Azteca for having entered the broadcasting facilities of Channel 40 on December 27, 2002.

TV Azteca is actively seeking to enforce its rights to operate Channel 40 and believes that it will be successful in its legal actions against CNI and Mr. Moreno Valle. However, no assurance can be given as to the outcome of these actions. If the Channel 40 litigation were to be adversely determined against TV Azteca, TV Azteca could lose the benefit of all or part of its option to purchase 51% of the capital stock of TVM, the joint venture agreement that allows TV Azteca to operate Channel 40 and revenues received therefrom could be terminated. However, in such event, CNI would continue to be indebted to TV Azteca for approximately US$34.0 million, which indebtedness would continue to be secured by the pledge of 51% of TVM's capital stock.

  La Academia

On October 16, 2002, Gestmusic Endemol, S.A., or Endemol, filed an administrative claim before the Mexican trademark agency (Instituto Mexicano de la Propiedad Industrial), or IMPI. Endemol alleges that TV Azteca violated certain provisions of the Mexican Industrial Law (Ley de la Propiedad Industrial) because TV Azteca did not obtain authorization from Endemol to use the trademark La Academia, and that such unauthorized use caused confusion among the general public. Endemol seeks that TV Azteca refrain from conducting unfair practices in the future, which it argues includes the use of La Academia's name and format, and that IMPI impose a penalty on TV Azteca for its violations. TV Azteca has denied this allegation, asserting that Endemol's trademark rights do not extend to television programming and that the name is of such general nature that it is not appropriate for trademark protections. This administrative action is still pending final resolution before the IMPI. In addition, TV Azteca has requested that IMPI declare the trademark La Academia null and void alleging that such trademark is descriptive in nature and of common public use for the services it was registered.

--------------------------------------------------------------------------------

TV Azteca believes that if the administrative claim were to be adversely determined to TV Azteca, TV Azteca could be subject to a fine of up to Ps.873,000 (US$83,982).

Unefon

Unefon and Nortel are currently engaged in disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, the procurement agreement, and other related agreements entered into by the parties and certain of their shareholders and affiliates.

Unefon asserts that Nortel has not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement. With respect to the finance and letter agreements, Unefon has asserted, among other things, that Nortel breached its obligation to make available to Unefon the second loan tranche under the finance agreement in the amount of US$210.0 million. Unefon contends that Nortel's failure to advance this additional financing has limited Unefon's ability to build out its network, to grow its business in accordance with its business plan and to realize the revenues and profits related to such growth and needed to repay the first loan tranche under the finance agreement. With respect to the procurement agreement, Unefon asserts, among other things, that Nortel failed to properly design and construct the network and failed to provide required and appropriate maintenance and support. Unefon also contends that the settlement agreement signed in July 2002 never became effective because Nortel failed to perform the pre-conditions to its effectiveness. Even to the extent that the settlement agreement became effective, Unefon contends that Nortel failed to perform its obligations thereunder.

As a result of Nortel's alleged breaches, Unefon withheld a US$6.0 million interest payment due to Nortel in August 2002 and has asserted that it is relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its non-payment of the August 2002 interest payment. Nortel also alleged that the proposed spin-off by TV Azteca of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action.

On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900.0 million. Unefon alleged that Nortel had breached the finance agreement and related letter agreement by failing to advance the second loan tranche of US$210.0 million. Unefon also alleged that Nortel had failed to comply with its obligation to pursue syndication of the first loan tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. Unefon alleged that Nortel's breach had caused Unefon damages, including, among others, lost profits and a diminution in equity value of Unefon and had relieved Unefon of its payment obligations under the finance agreement. As an alternative remedy, Unefon sought specific performance of Nortel's obligation to lend Unefon up to US$210.0 million from the second loan tranche under the finance agreement.

Nortel notified Unefon on September 9, 2002 that based on its non-payment of the August 2002 interest payment, Nortel was accelerating all amounts owed by Unefon under the finance agreement. As of December 31, 2002, the outstanding principal amount under the finance agreement was US$349.8 million. Nortel also notified Unefon that it was exercising its right to terminate the procurement agreement as a result of Unefon's alleged default under the finance agreement.

On September 23, 2002, Nortel filed an answer and counterclaim in the New York Supreme Court action commenced by Unefon in which Nortel asserted, among other things, that it had not breached the

--------------------------------------------------------------------------------
finance agreement and related letter agreement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. On October 10, 2002, Unefon answered Nortel's counterclaim and denied the allegations offered in support thereof.

On November 11, 2002, Unefon filed a demand for arbitration under the procurement agreement, as well as the July 2002 settlement agreement, before the American Arbitration Association in New York City. In its demand, Unefon asserted numerous breaches by Nortel of its obligations under these agreements, including design and construction flaws, failure to fulfill software obligations, maintenance failures, failure to provide financing and other economic benefits and refusal to deliver equipment for which Unefon has paid. Unefon seeks damages and an order directing Nortel to deliver immediately all equipment for which Unefon has paid. On December 24, 2002, Nortel filed an answer denying liability and asserting counterclaims based on alleged breaches by Unefon of its payment obligations under the procurement agreement and requested the arbitration tribunal to award damages in the amount of at least US$47.0 million.

On November 11, 2002, Nortel moved for summary judgment on its counterclaim relating to the non-payment of interest. On December 10, 2002, Unefon moved for partial summary judgment on its claim that Nortel breached the finance agreement, and moved to amend its complaint to assert claims for fraud and intentional misrepresentation relating to Nortel's willingness to lend the second loan tranche, including Nortel's willingness to seek syndication of the first loan tranche, and to assert two affirmative defenses: (i) that Nortel's fraudulent inducement bars Nortel from any relief under the finance agreement or procurement agreement and (ii) that Unefon is excused from performance under the finance agreement by virtue of Nortel's breaches of the finance agreement and procurement agreement. Unefon also sought a stay of the action pending resolution of the arbitration commenced by Unefon against Nortel, as described above. On January 14, 2003, Nortel filed papers opposing Unefon's motions. Unefon's reply on its cross motions was presented on February 24, 2003.

On November 29, 2002, Unefon and certain of its affiliates commenced an action against Nortel and others in civil court in Mexico City seeking a declaration of the parties' rights under pledge agreements pursuant to which Unefon's and the affiliates' stock had been pledged to Nortel as security to the loans made under the finance agreement. Unefon and its affiliates seek, among other things, declarations that Nortel is disproportionately collateralized and that certain provisions of the stock pledge agreements are void under Article 198 of the Mexican General Commercial Companies Law (which voids any agreement which restricts the free exercise of shareholder voting rights).

On December 16, 2002, Nortel filed a second, separate lawsuit in the Supreme Court of the State of New York seeking authorization from the Court, pursuant to the stock pledge agreement, to sell the shares of Operadora Unefon and Servicios that were pledged to secure its indebtedness, or, in the alternative, authorization to take appropriate steps to obtain control over the management and business of Unefon. Unefon filed a motion to dismiss this action on jurisdictional grounds and on the basis of the prior Mexican action commenced by it against Nortel in regard to the pledge agreements. The parties have stipulated that Nortel will not take any further action to foreclose on the shares until such motion is decided.

In January 2003, Nortel petitioned for the bankruptcy of Unefon before a Mexican court. In response, Unefon filed an action for relief (amparo) before a federal district court challenging Nortel's request. Unefon believes that Nortel's bankruptcy petition is insufficient under Mexican law and that it will therefore prevail in this proceeding. The federal district court suspended Nortel's bankruptcy claim pending its analysis of the sufficiency of Nortel's petition.

--------------------------------------------------------------------------------

TV Azteca's Obligations

On December 20, 2002, Nortel notified TV Azteca and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders' undertaking. TV Azteca and Mr. Saba dispute Nortel's contention that their funding obligation has been triggered, asserting that Nortel has materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that TV Azteca and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. TV Azteca and Mr. Saba also assert that, even if their funding obligation has been triggered, they have satisfied their obligations under the shareholders' undertaking by making up to US$35.8 million in additional funds available to or on behalf of Unefon.

If Unefon is found by a final court or arbitral decision to be in default under its agreements with Nortel and Unefon is not able to satisfy its financial obligations under these agreements, TV Azteca's financial exposure in connection with Unefon would consist of all or part of the following:

.. the potential payment under credit guarantees issued in connection with the outstanding obligations of Unefon, which as of January 31, 2003 were US$12.1 million;

.. the potential loss of US$19.1 million which represents the aggregate amount of Unefon's indebtedness to TV Azteca as of December 31, 2002;

.. the potential joint and several liability with Mr. Saba for up to US$35.0 million under their December 2000 shareholders' undertaking (less such portion, if any, of the funding made available by TV Azteca and Mr. Saba to or on behalf of Unefon that is credited against such undertaking);

.. the potential loss of revenue under TV Azteca's advertising agreement with Unefon (including payment of the deferred amount of US$15.7 million (including interest));

..  the potential loss of revenue under Unefon's real property lease with TV
   Azteca, which for the year ended December 31, 2002 amounted to approximately US$2.5 million; and

.. the potential loss of TV Azteca's 46.5% equity interest in Unefon, which is valued on TV Azteca's books at US$168.9 million as of December 31, 2002.

--------------------------------------------------------------------------------

Directors and executive officers

The following table lists the directors and executive officers of our company, their ages at December 31, 2002, positions and year of appointment. The selection of the directors was made in accordance with our company's shareholders' meeting held on January 7, 2003.

                                                                                                  Director
Name                                           Age                      Position                   Since
----                                           ---                      --------                   -----

Ricardo B. Salinas Pliego ....................... 46   Chairman of the Board, President and Chief  1997
                                                         Executive Officer
Pedro Padilla Longoria .......................... 36   Director                                    2003
Francisco X. Borrego ............................ 37   Director                                    1999
Diego Foyo Mejia ................................ 52   Chief Financial Officer                      --

Ricardo B. Salinas Pliego has served as our Chairman of the Board, President and Chief Executive Officer since 1997. Mr. Salinas Pliego has been Chairman of the Board of TV Azteca since August 1993, Chairman of the Board of Grupo Elektra, S.A. de C.V. since 1993, director of Unefon since June 1999 and President of Unefon since January 1998. In addition, Mr. Salinas Pliego serves on the Board of Directors of numerous other Mexican companies including Grupo Dataflux, Biper, Cosmofrecuencias and Todito, S.A de C.V. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnologico de Estudios Superiores de Monterrey and received an MBA from the Freeman School of Business at Tulane University.

Pedro Padilla Longoria has served as a director of our company since 2003. Mr. Padilla has been Chief Executive Officer of TV Azteca since October 2001. Mr. Padilla also serves on the board of directors of Grupo Elektra, S.A de C.V., Biper, S.A de C.V., Unefon and Cosmofrecuencias, S.A de C.V. Mr. Padilla received a degree in law from the Universidad Nacional Autonoma de Mexico.

Francisco X. Borrego has served as a director of our company since 1999. Mr. Borrego also serves as the General Counsel of TV Azteca, a position that he has held since August 1993. Mr. Borrego received a bachelor's degree in law from Escuela Libre de Derecho.

Diego Foyo Mejia has served as our Chief Financial Officer since 2003. From 2000 to 2002, Mr. Foyo was a partner at Grupo Inversiones Monterrey, S.A. de C.V. Mr. Foyo also served as an alternate general director of Grupo Financiero Banorte, S.A. de C.V. from 1996 to 2000. Mr. Foyo received a degree in accounting from Tecnologico de Monterrey.


--------------------------------------------------------------------------------

                         Index to Financial Statements

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Financial Statements

December 31, 2000, 2001 and 2002

Index

                                  Contents:                                    Page
-----------------------------------------------------------------------------------

Report of Independent Accountants............................................. F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002.................. F-4

Consolidated Statements of Results of Operations for the Years Ended
  December 31, 2000, 2001 and 2002............................................ F-5

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  December 31, 2000, 2001 and 2002............................................ F-6

Consolidated Statements of Changes in Financial Position for the Years Ended
  December 31, 2000, 2001 and 2002............................................ F-7

Notes to the Consolidated Financial Statements................................ F-8

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Financial Statements

December 31, 2000, 2001 and 2002

                                 Contents:                                   Page
---------------------------------------------------------------------------------

Report of Independent Accountants........................................... F-59

Consolidated Balance Sheets as of December 31, 2001 and 2002................ F-60

Consolidated Statements of Results of Operations for the Years Ended
  December 31, 2000, 2001 and 2002.......................................... F-61

Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 2000, 2001 and 2002.......................................... F-62

Consolidated Statements of Changes in Financial Position for the Years Ended
  December 31, 2000, 2001 and 2002.......................................... F-63

Notes to Consolidated Financial Statements.................................. F-64

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Financial Statements

December 31, 2000, 2001 and 2002

                                 Contents:                                   Page
----------------------------------------------------------------------------------

Report of Independent Accountants........................................... F-114

Consolidated Balance Sheets as of December 3, 2001 and 2002................. F-115

Consolidated Statements of Results of Operations for the Years Ended
  December 31, 2000, 2001 and 2002.......................................... F-116

Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 2000, 2001 and 2002.......................................... F-117

Consolidated Statements of Changes in Financial Position for the Years Ended
  December 31, 2000, 2001 and 2002.......................................... F-118

Notes to Consolidated Financial Statements.................................. F-119

                        AZTECA HOLDINGS, S. A. DE C. V.
                               AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Report of independent accountants

Mexico City, February 7, 2003, except for the Pappas Group recent developments in Note 7, which is as of February 11, 2003

To the Stockholders and Board of Directors of Azteca Holdings, S. A. de C. V. and subsidiaries

We have audited the consolidated balance sheets of Azteca Holdings, S. A. de C.
V. and its subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of results of operations, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2002 all expressed in constant pesos of December 31, 2002 purchasing power. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Azteca Holdings, S. A. de C. V. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, and the changes in stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss), expressed in pesos of December 31, 2002 purchasing power, for each of the two years in the period ended December 31, 2001 and the determination of consolidated stockholders' equity and consolidated financial position as of December 31, 2000 and 2001 also expressed in pesos of December 31, 2002 purchasing power to the extent summarized in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers

Manuel Leyva Vega
Audit Partner

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


(Note 1)
CONSOLIDATED BALANCE SHEETS

                                                                                       At December 31,
                                                                         -------------------------------------------
                                                                             2001                   2002
---------------------------------------------------------------------------------------------------------------------
                                                                         Thousands of Mexican pesos
                                                                            of December 31, 2002,      Thousands of
                                                                              purchasing power       U.S. dollars (*)
Assets
Current assets:
   Cash and marketable securities (Note 4)                               Ps 1,717,761  Ps 1,434,499    US$  137,999
   Pledged securities (Note 9)                                                               85,964           8,270
   Accounts receivable (Note 5)                                             5,047,619     4,948,822         476,076
   Due from related parties (Note 8)                                          128,104       347,887          33,467
   Exhibition rights                                                          545,151       309,597          29,783
   Inventories                                                                136,395       134,269          12,917
                                                                         ------------  ------------    ------------
      Total current assets                                                  7,575,030     7,261,038         698,512
Investment in Unefon, S. A. de C. V. ("Unefon") (Note 7)                    1,848,485     1,755,942         168,922
Accounts receivable from Unefon (Note 8)                                    1,931,139     2,009,067         193,272
Exhibition rights                                                           1,043,068     1,379,583         132,716
Property, machinery and equipment--Net (Note 6)                             2,449,535     2,327,615         223,917
Television concessions--Net (Note 2l.)                                      3,742,945     3,741,702         359,952
Other assets (Note 7)                                                       1,306,619     1,306,429         125,679
Investment in Todito.com, S. A. de C. V. ("Todito") (Note 7)                  397,883       319,986          30,783
Advance payments to Pappas Telecasting Companies, through Azteca America
 (Note 7)                                                                     660,031     1,154,479         111,061
Goodwill--Net (Notes 2j. and 7)                                             1,587,868     1,491,758         143,507
Deferred income tax asset (Note 12)                                           214,459       159,221          15,317
                                                                         ------------  ------------    ------------
      Total assets                                                       Ps22,757,062  Ps22,906,820    US$2,203,638
                                                                         ============  ============    ============
Liabilities and stockholders' equity
Current liabilities:
   Current portion of long-term bank loans (Note 9)                      Ps    38,418  Ps    47,179    US$    4,539
   Current portion of senior secured notes (Note 9)                                       1,559,250         150,000
   Short-term debt (Note 9)                                                   528,454       389,997          37,518
   Interest payable                                                           210,076       288,634          27,767
   Exhibition rights payable                                                  671,534       598,878          57,612
   Accounts payable and accrued expenses                                      884,850       722,425          69,498
   Due to related parties (Note 8)                                            190,242       196,530          18,905
                                                                         ------------  ------------    ------------
      Total current liabilities                                             2,523,574     3,802,893         365,839
                                                                         ------------  ------------    ------------
Long-term liabilities:
   Senior secured notes (Note 9)                                            6,583,842     5,758,518         553,970
   Bank loans (Note 9)                                                      1,507,826     1,302,915         125,341
   Advertising advances (Notes 2q. and 8)                                   4,850,290     4,608,719         443,358
   Unefon advertising advance (Note 8)                                      2,258,381     2,167,340         208,498
   Todito advertising, programming and services advance (Note 8)              715,446       504,418          48,525
   Exhibition rights payable                                                  206,079       246,096          23,674
                                                                         ------------  ------------    ------------
      Total long-term liabilities                                          16,121,864    14,588,006       1,403,366
                                                                         ------------  ------------    ------------
      Total liabilities                                                    18,645,438    18,390,899       1,769,205
                                                                         ------------  ------------    ------------
Commitments and contingencies (Note 13)

Stockholders' equity (Note 11):
   Capital stock                                                            2,903,331     2,903,331         279,301
   Premium on the issuance of capital stock                                   169,622       169,622          16,318
   Accumulated deficit                                                       (513,086)     (392,835)        (37,791)
   Insufficiency in the restatement of capital                               (699,936)     (734,193)        (70,629)
                                                                         ------------  ------------    ------------
Majority stockholders' equity                                               1,859,931     1,945,925         187,199
Minority stockholders' equity                                               2,251,693     2,569,996         247,234
                                                                         ------------  ------------    ------------
      Total stockholders' equity                                            4,111,624     4,515,921         434,433
                                                                         ------------  ------------    ------------
      Total liabilities and stockholders' equity                         Ps22,757,062  Ps22,906,820    US$2,203,638
                                                                         ============  ============    ============

--------
(*) The U.S. dollar figures represent the Mexican peso amounts as of December
    31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per U.S. dollar and are not covered by the Report of Independent Accountants.

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


(Note 1)
CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

                                                           Year ended December 31,
                                          ---------------------------------------------------------------
                                              2000             2001                    2002
----------------------------------------------------------------------------------------------------------
                                          Thousands of Mexican pesos of December 31, 2002,  Thousands of
                                          purchasing power (except per share amounts)      U.S. dollars(*)
Net revenue.............................. Ps 5,992,691     Ps 6,127,048    Ps 6,743,048      US$ 648,682
                                           ------------     ------------    ------------     -----------
Programming, production, exhibition and
  transmission costs.....................    2,683,049        2,472,174       2,510,898          241,549
Selling and administrative expenses......      943,036          972,832         990,709           95,306
                                           ------------     ------------    ------------     -----------
       Total costs and expenses..........    3,626,085        3,445,006       3,501,607          336,855
                                           ------------     ------------    ------------     -----------
Depreciation and amortization (Notes 2h.
  and 2l.)...............................      697,022          676,264         447,467           43,046
                                           ------------     ------------    ------------     -----------
Operating profit.........................    1,669,584        2,005,778       2,793,974          268,781
                                           ------------     ------------    ------------     -----------
Other expenses--Net (Note 14)............     (291,152)        (221,420)       (202,097)         (19,442)
                                           ------------     ------------    ------------     -----------
Comprehensive financing cost:
Interest expenses........................   (1,126,800)      (1,065,203)     (1,080,112)        (103,907)
Other financing expense (Note 4).........     (165,166)         (64,035)       (186,953)         (17,985)
Interest income..........................      208,962          227,935         170,565           16,408
Exchange (loss) income--Net (Note 3).....     (175,804)         344,774        (696,719)         (67,025)
Gain on monetary position................      454,285          121,215          65,561            6,307
                                           ------------     ------------    ------------     -----------
Net comprehensive financing cost.........     (804,523)        (435,314)     (1,727,658)        (166,202)
                                           ------------     ------------    ------------     -----------
Income before provision for income tax,
  deferred income tax and extraordinary
  item...................................      573,909        1,349,044         864,219           83,137
Provisions for (Note 12):
   Income tax............................     (192,730)        (211,416)       (264,505)         (25,446)
   Deferred income tax benefit (expense).      252,112          220,046         (43,674)          (4,199)
                                           ------------     ------------    ------------     -----------
Income before extraordinary item.........      633,291        1,357,674         556,040           53,492
Extraordinary item:
NBC settlement agreement--net of income
  tax (Note 11)..........................     (335,929)
                                           ------------     ------------    ------------     -----------
Net income............................... Ps   297,362     Ps 1,357,674    Ps   556,040      US$  53,492
                                           ============     ============    ============     ===========
Net income of minority stockholders...... Ps   161,871     Ps   669,295    Ps   435,789      US$  41,923
                                           ============     ============    ============     ===========
Net income of majority stockholders...... Ps   135,491     Ps   688,379    Ps   120,251      US$  11,569
                                           ============     ============    ============     ===========
Net income per share applicable to
  majority stockholders (Note 2r.)....... Ps      0.17     Ps      0.86    Ps      0.15      US$    0.01
                                           ============     ============    ============     ===========

--------
(*) The U.S. dollar figures represent the Mexican peso amounts as of December
    31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per U.S. dollar and are not covered by the Report of Independent Accountants.

  The accompanying notes are an integral part of these consolidated financial statements.


--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

(Notes 1, 4 and 11)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Three Years ended December 31, 2000, 2001 and 2002

                       Number of
                        common                   Premium                     Insufficiency
                        shares                   on the                         in the                                   Total
                      outstanding   Capital    issuance of    Accumulated     restatement    Majority     Minority   stockholders'
                      (thousands)    stock    capital stock     deficit       of capital   stockholders stockholders    equity
----------------------------------------------------------------------------------------------------------------------------------
                               Thousands of Mexican pesos of December 31, 2002 purchasing power, except per share amounts
Balances at January
 1, 2000.............   800,817   Ps2,903,331   Ps169,622      (Ps1,111,747)  (Ps418,738)  Ps1,542,468  Ps2,296,089   Ps3,838,557
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Variations in 2000:
   Net income........                                               135,491                    135,491      161,871       297,362
   Cumulative
    effect of
    change in
    method of
    accounting for
    income taxes.....                                              (225,209)      32,854      (192,355)    (274,674)     (467,029)
   Loss from
    holding non-
    monetary assets..                                                           (136,978)     (136,978)    (104,300)     (241,278)
   Adjustment from
    repurchase
    valuation and
    options shares
    of TV Azteca,
    S. A. de C. V.
    (TVA),
    subsidiary.......                                                           (164,054)     (164,054)    (124,824)     (288,878)
   Effect relating
    to capital
    stock increase
    and premium on
    issuance of
    capital stock
    of subsidiaries..                                                             81,937        81,937     (340,158)     (258,221)
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Comprehensive loss...        --            --          --           (89,718)    (186,241)     (275,959)    (682,085)     (958,044)
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Dividends paid to
 minority
 stockholders........                                                                                       (28,434)      (28,434)
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Balances at
 December 31, 2000...   800,817     2,903,331     169,622        (1,201,465)    (604,979)    1,266,509    1,585,570     2,852,079
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Variations in 2001:
   Net income........                                               688,379                    688,379      669,295     1,357,674
   Loss from
    holding non-
    monetary assets..                                                           (154,146)     (154,146)    (123,044)     (277,190)
   Adjustments from
    repurchase,
    valuation and
    options shares
    of TVA...........                                                             59,189        59,189      146,794       205,983
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Comprehensive
 income (loss).......        --            --          --           688,379      (94,957)      593,422      693,045     1,286,467
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Dividends paid to
 minority
 stockholders........                                                                                       (26,922)      (26,922)
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Balances at
 December 31, 2001...   800,817     2,903,331     169,622          (513,086)    (699,936)    1,859,931    2,251,693     4,111,624
Variations in 2002:
   Net income........                                               120,251                    120,251      435,789       556,040
   Gain from
    holding non-
    monetary assets..                                                             29,715        29,715       23,011        52,726
   Adjustment from
    repurchase,
    valuation and
    options shares
    of TVA...........                                                            (63,972)      (63,972)    (115,208)     (179,180)
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Comprehensive
 income (loss).......        --            --          --           120,251      (34,257)       85,994      343,592       429,586
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Dividends paid to
 minority
 stockholders........                                                                                       (25,289)      (25,289)
                        -------   -----------   ---------   ---------------   ----------   -----------  -----------   -----------
Balances at
 December 31, 2002...   800,817   Ps2,903,331   Ps169,622   (Ps     392,835)  (Ps734,193)  Ps1,945,925  Ps2,569,996   Ps4,515,921
                        =======   ===========   =========   ===============   ==========   ===========  ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

(Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                                     Year ended December 31,
                                                                     -------------------------------------------------------
                                                                         2000          2001                  2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                          Thousands of Mexican pesos of        Thousands of
                                                                        December 31, 2002 purchasing power    U.S. dollars(*)
Operations:
Net income before extraordinary item................................ Ps   633,291  Ps 1,357,674  Ps  556,040    US$ 53,492
Charges (credits) to results of operations not affecting resources:
   Amortization of concessions and goodwill.........................      212,739       221,838      101,858         9,798
   Depreciation.....................................................      484,283       454,426      345,609        33,248
   Equity in loss of affiliates.....................................      107,088        67,894      111,160        10,697
   Deferred income tax (benefit) expense............................     (252,112)     (220,046)      43,674         4,199
   Gain on sale of subsidiaries.....................................      (17,797)
Net change in accounts receivable, inventories, exhibition rights,
 related parties, accounts payable and accrued expenses.............     (517,756)     (176,426)    (154,240)      (14,841)
Advertising advances................................................      753,445       392,786     (241,571)      (23,239)
Unefon advertising advance..........................................       39,826       (54,541)     (91,041)       (8,758)
Todito advertising, programming and services advance................      911,654      (196,208)    (211,028)      (20,300)
                                                                     ------------  ------------  -----------    ----------
Resources provided by operations before extraordinary item..........    2,354,661     1,847,397      460,461        44,296
NBC settlement agreement--net of income tax.........................     (335,929)
                                                                     ------------  ------------  -----------    ----------
Resources provided by operations....................................    2,018,732     1,847,397      460,461        44,296
                                                                     ------------  ------------  -----------    ----------
Investment:
Restricted cash, cash equivalents and pledged securities............      164,367                    (85,964)       (8,270)
Acquisition of property, machinery and equipment--Net...............     (201,894)     (185,158)    (194,030)      (18,666)
Advance payments to Pappas Telecasting Companies, through
 Azteca America.....................................................                   (660,031)    (455,867)      (43,854)
Account receivable from Pappas Telecasting of Southern
 California, LLC....................................................                   (191,124)
Investment in Todito................................................   (1,092,120)
Investment in shares................................................       13,260
Effect in cash relating to the sale of a subsidiary.................       (5,399)
                                                                     ------------  ------------  -----------    ----------
Resources used in investing activities..............................   (1,121,786)   (1,036,313)    (735,861)      (70,790)
                                                                     ------------  ------------  -----------    ----------
Financing:
Promissory notes--Net...............................................      (12,679)      (12,301)
Senior secured notes................................................     (525,456)     (657,378)     733,926        70,604
Bank loans--Net.....................................................     (166,661)       36,965     (334,607)      (32,189)
Loan granted to related party.......................................                                (199,044)      (19,148)
Effect relating to capital stock increase and premium on issuance of
 capital stock of TV Azteca, S. A. de C. V. (TVA)...................      285,563
Adjustment from repurchase, valuation and options of shares of
 TVA................................................................     (288,878)      200,638     (182,848)      (17,590)
Dividends of subsidiaries paid to minority stockholders.............      (28,434)      (26,922)     (25,289)       (2,433)
                                                                     ------------  ------------  -----------    ----------
Resources used in financing activities..............................     (736,545)     (458,998)      (7,862)         (756)
                                                                     ------------  ------------  -----------    ----------
Net increase (decrease) in cash and marketable securities...........      160,401       352,086     (283,262)      (27,250)
Cash and marketable securities at beginning of year.................    1,205,274     1,365,675    1,717,761       165,249
                                                                     ------------  ------------  -----------    ----------
Cash and marketable securities at end of year....................... Ps 1,365,675  Ps 1,717,761  Ps1,434,499    US$137,999
                                                                     ============  ============  ===========    ==========

--------
(*) The U.S. dollar figures represent the Mexican peso amounts as of December
    31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per U.S. dollar and are not covered by the Report of Independent Accountants.

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Notes to the consolidated financial statements
December 31, 2000, 2001 and 2002

(monetary amounts expressed in thousands of Mexican pesos (Ps) of December 31, 2002 purchasing power and thousands of U.S. dollars (US$), except exchange rates and per share amounts)

Note 1--The Company and basis of presentation:

During 1993, Azteca Holdings, S. A. de C. V. (the "Company"), a subsidiary of Comunicaciones Avanzadas, S. A. de C. V. ("CASA"), acquired interests in various subsidiaries in connection with the Mexican government's privatization of certain television stations, movie theaters and related assets. The subsidiaries which comprised the consolidated group as of December 31, 2002 included RTC-Cines, S. A. de C. V. ("RTC-Cines"), TV Azteca, S. A. de C. V. ("TV Azteca") and Grupo COTSA, S. A. de C. V. ("COTSA"). The Company now owns, directly and indirectly, 55.5% of the outstanding capital stock of TV Azteca and, directly or indirectly through RTC-Cines, 99% of the capital stock of COTSA.

The consolidated subsidiaries of the Company as of December 31, 2002 were:

      TV Azteca, S. A. de C. V.
      Television Azteca, S. A. de C. V.
      Grupo TV Azteca, S. A. de C. V.
      Azteca Records, S. A. de C. V.
      Alta Empresa, S. A. de C. V.
      Azteca Entertainment, S. A. de C. V.
      Eventos Deportivos Azteca, S. A. de C. V.
      Servicios Especializados Taz, S. A. de C. V.
      Producciones Especializadas, S. A. de C. V.
      Producciones Exclusivas, S. A. de C. V.
      Grupo Promotora Empresarial, S. A. de C. V.
      Producciones Azteca Digital, S. A. de C. V.
      Azteca Digital, S. A. de C. V.
      Corporacion de Asesoria Tecnica y de Produccion, S. A. de C. V. Operadora Mexicana de Television, S. A. de C. V.
      Azteca Publishing, S. A. de C. V.
      Inversora Mexicana de Produccion, S. A. de C. V.
      TV Azteca Latinoamerica, S. A. de C. V.
      Servicios Aereos Noticiosos, S. A. de C. V.
      SCI de Mexico, S. A. de C. V.
      Canal 12 de Television, S. A. de C. V.
      Grupo TV Azteca, S. A. de C. V. (El Salvador)
      Servicios Locales de Produccion, S. A. de C. V.
      Servicios Foraneos de Administracion, S. A. de C. V.
      Desarrollo de Comunicacion Azteca, S. A. de C. V.
      Azteca Telecasting, L. P.
      Alta Empresa Holdings, B. V.
      Alta Empresa International, B. V.
      Red Azteca Internacional, S. A. de C. V.
      Azteca International Corporation

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

      RTC-Cines, S. A. de C. V.
      Grupo Cotsa, S. A. de C. V.
      Servicios Corporativos Cinematograficos, S. A. de C. V.
      Remodelacion y Construccion, S. A. de C. V.
      Alternativas Cotsa, S. A. de C. V.
      Inmobiliaria Cotsa, S. A. de C. V.

The Company and its subsidiaries are engaged principally in the broadcasting and production of television programs, the sale of advertising time and the operation of production studios. COTSA operated a chain of motion picture theaters in Mexico and has shifted its business to the leasing of commercial properties.

On February 24, 2000, TV Azteca sold its interest in Tele America, S. A. for US$2,625 and recognized a gain of US$1,609 (Ps17,797).

The financial statements of the subsidiaries incorporated abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants ("MIPA"). The translation effect was not significant.

The Company consolidates all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unless the context otherwise requires, references in these notes to the Company are to Azteca Holdings, S. A. de C. V. and its direct and indirect subsidiaries.

Note 2--Summary of significant accounting policies:

The significant accounting policies used in the preparation of the consolidated financial statements including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized as shown below:

a. Accounting for effects of inflation

The consolidated financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the MIPA. The recognition of the effects of inflation on the financial information is in accordance with the following rules and includes the guidelines of the Fifth Amendment to Statement B-10:

.. Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index ("NCPI"), issued by the Banco de Mexico.

.. Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated on the basis of the devaluation of the Mexican peso against the foreign currencies, and by applying inflation factors of the countries in which they originate.

.. The components of stockholders' equity are restated using factors derived from the NCPI.

.. The cumulative gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders' equity under the caption "Insufficiency in the restatement of capital".

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


.. The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing income (cost).

All consolidated financial statements presented are expressed in constant pesos of purchasing power as of December 31, 2002.

The NCPI used to recognize the effects of inflation in the financial statements were 93.248, 97.354 and 102.904 as of December 31, 2000, 2001 and 2002,
respectively.

b. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

c. Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

d. Financial instruments

The Company recognizes on its balance sheet, as assets or liabilities, at fair value all of its contractual rights and obligations under financial instruments to which the Company is a party. See Note 4.

e. Barter transactions

Barter transactions represent non-cash transactions in which TV Azteca sells advertising time to a third party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services provided in the barter contracts. During the years ended December 31, 2000, 2001 and 2002, net revenue derived from barter transactions amounted to Ps202,308, Ps84,470 and Ps146,243, respectively.

f. Exhibition rights

Exhibition rights represent primarily the acquired rights to the transmission of programming and events under license agreements and the cost of internally produced programming. The rights acquired and the obligations incurred are recorded as an asset and liability, respectively, when the license agreements are signed. The cost of exhibition rights acquired is amortized as the programming and events are broadcast.

At December 31, 2001 and 2002, the allowance for unused exhibition rights amounted to Ps161,580 and Ps229,466, respectively, which represents management's estimate of exhibition rights which were not expected to be used prior to their expiration.

Exhibition rights at December 31, 2001 and 2002 also include Ps369,632 and Ps329,255, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of telenovelas, where the costs are amortized over a maximum of a four-year period.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


g. Inventories and costs

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average cost and are restated by using factors derived from the NCPI.

h. Property, machinery and equipment

Property, machinery and equipment acquired through December 31, 1996, and the related depreciation, were stated at net replacement cost determined on the basis of appraisals performed by independent appraisers registered with the National Banking and Securities Commission. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the costs of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated on the basis of the devaluation of the Mexican peso against the foreign currency and by applying inflation factors of the countries in which they originate.

Depreciation was calculated by the straight-line method, based on the estimated useful lives of the net fixed assets as estimated by the Company.

The annual depreciation rates are the following:

                Buildings........................       5%
                Machinery and operating equipment 4%, 5% and 16%
                Furniture and office equipment...   7% and 10%
                Transportation equipment.........      20%
                Other fixed assets...............  18% and 25%

Effective January 1, 2002, TV Azteca changed the annual depreciation rate of the transmission towers, from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps42,080 for the year ended December 31, 2002.

i. Investment in affiliates

Investment in affiliates is recorded by the equity method and is included in the balance sheet as other assets. The investment in Unefon reflects the net book value at the date of the decision to sell this investment. See Note 7.

The investments in Unefon and Todito are presented in the balance sheet as "Investment in Unefon, S.A. de C.V." and "Investment in Todito.com, S.A. de C.V.", respectively. See Note 7.

j. Goodwill

The excess of cost over the book value of subsidiaries acquired is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to Ps93,447, Ps100,716 and Ps111,858, respectively. The Company periodically reviews the realization of its intangible assets based on estimated gross future cash flows from its operations. To date there has been no indication that such recorded amounts will not be realized from future operations.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


k. Deferred costs

Deferred costs relate primarily to the issuance of TV Azteca Notes (as defined in Note 9) and Senior Secured Notes 2002, 2003 and 2005 (each as defined in
Note 9) and are amortized over the life of the notes. See Note 9.

l. Television concessions

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of TV Azteca over their book value at the time of privatization.

On January 1, 2002, TV Azteca adopted Statement C-8, "Intangible Assets" ("Statement C-8"), issued by the MIPA. Under Statement C-8, intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economics benefits and (c) there is the ability to control such future economic benefits. The intangible asset amortization would be allocated on a systematic basis over the estimated useful lives of the assets, unless the intangible assets are determined to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that its carrying amount of the intangible assets is not recoverable based on estimated cash flow of operating activities. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. TV Azteca no longer amortizes its concessions.

Prior to January 1, 2002, TV Azteca's television concessions were amortized by the straight-line method over the relevant concession periods then in existence. Amortization expense for the years ended December 31, 2000 and 2001 amounted to Ps119,292 and Ps121,122, respectively.

m. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3, "Labor Obligations", issued by the MIPA based on actuarial studies. See Note 10.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

n. Income tax and employees' statutory profit sharing

Effective January 1, 2000, the Company adopted the guidelines of Revised Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing" ("Revised Statement D-4"), issued by the MIPA. As a result of the foregoing, the Company switched from the partial liability method to the comprehensive assets and liability method for recognition of deferred income tax, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements. The cumulative effect of this change on the consolidated balance sheet as of January 1, 2000 was to increase deferred tax liabilities by Ps524,879, reduce minority stockholders' equity by Ps299,670 and reduce majority stockholders' equity by Ps225,209. See Note 12.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


In 2000, TV Azteca adjusted its investment in Unefon by Ps57,854 as a result of Unefon's adoption of Revised Statement D-4. The increase was reflected in TV Azteca stockholders' equity entitled "Insufficiency in the restatement of capital", for the year ended December 31, 2000, which was reflected by the Company as a credit in the insufficiency in the restatement of capital account by Ps32,854 and the difference was credited to minority stockholders' equity.

o. Comprehensive (loss) income

As of January 1, 2001, Statement B-4 "Comprehensive Income", issued by the MIPA, became effective. This statement requires that the various items making up the capital gains (losses) during the year be shown in the statement of stockholders' equity under the heading of comprehensive (loss) income. Therefore, in order that the various lines of the statement of stockholders' equity could be comparable, this statement was restructured.

p. Revenue recognition

Revenues from advertising contracts are recognized as the contracted advertising is aired. Net revenue includes revenue from advertisers less sales commissions paid and lease revenue from movie theaters generated by COTSA. During the years ended December 31, 2000, 2001 and 2002, sales commissions paid amounted to Ps318,044, Ps356,659 and Ps364,874, respectively.

q. Advertising advances

TV Azteca enters into two principal types of advance advertising agreements with clients. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreement. The Mexican plan allows clients to pay for advertising by making cash deposits from 10% to 20% of the advertising commitment, with the balance payable in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. TV Azteca records cash or other assets received and the amounts due and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect to advertising advances are considered non-monetary liabilities and are restated applying factors derived from the NCPI.

r. Net income per share applicable to majority stockholders

Net income per share is calculated based on the net income attributable to the majority stockholders divided by the weighted average number of shares outstanding during each of the years ended December 31, 2000, 2001 and 2002. See Note 11. The weighted average number of common shares outstanding during each of the years ended December 31, 2000, 2001 and 2002 was 800,817.

As required by Statement B-14, "Earning per share", issued by the MIPA, net income per share before and after extraordinary item is provided as follows:

                                                        Year ended December 31,
                                                        ---------------------
                                                         2000      2001   2002
   ----------------------------------------------------------------------------
   Net income before extraordinary item per share:..... Ps0.59    Ps0.86 Ps0.15
   Extraordinary item--NBC settlement agreement--net of
     income tax (see Note 11d.)........................  (0.42)
                                                        ------    ------ ------
   Net income per ordinary share applicable to majority
     stockholders...................................... Ps0.17    Ps0.86 Ps0.15
                                                        ======    ====== ======

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


s. Stock option plans for employees

Stock options granted to TV Azteca employees are given effect when the options are exercised by crediting paid-in capital stock for the amount of cash received.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Note 3--Foreign currency position:

Monetary amounts in this note are expressed in U.S. dollars (US$), except exchange rates, since this is the currency in which most of the Company's foreign currency transactions are carried out.

In December 1994, the Mexican government devalued the peso and allowed it to float freely in the foreign exchange market. Since that time the fluctuations in the foreign exchange market have continued and at December 31, 2002, the exchange rate used by the Company for financial reporting purposes was Ps10.395 per dollar (Ps9.65 and Ps9.16 at December 31, 2000 and 2001, respectively). As a result, the Company had net exchange (losses) income of (Ps175,804), Ps344,774 and (Ps696,719) during the years ended December 31, 2000, 2001 and 2002, respectively, which are shown in the statement of results of operations as a component of comprehensive financing cost.

At February 7, 2003, the date of issuance of the audited financial statements, the exchange rate was Ps10.96 per dollar.

At December 31, 2001 and 2002, the Company had monetary assets and liabilities in foreign currencies as shown below:

                                          At December 31,
                                    --------------------------
                                        2001          2002
                 ----------------------------------------------
                 Assets............  US$ 362,892   US$ 502,012
                 Liabilities.......     (994,704)     (952,736)
                                    ------------  ------------
                 Net short position (US$ 631,812) (US$ 450,724)
                                    ============  ============

At December 31, 2001 and 2002, the Company had no hedge contracts for protection against foreign exchange risks.

Note 4--Operations with financial instruments:

a. Marketable securities

During 2002, TV Azteca purchased Ps295,988 (nominal) of Grupo Elektra, S.A. de C.V. ("Grupo Elektra") Ordinary Participation Certificates ("CPOs"). During 2002, TV Azteca recorded a loss against the comprehensive financing cost for Ps56,658 to reflect the decline in the market value of the investment.

In October 2002, TV Azteca entered into a put option agreement with its CPOs in Grupo Elektra. Pursuant to the option agreement, TV Azteca is required to pay a premium of 10.5% of the number of options valued at the strike price.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


b. Financial instruments

In January 2002, TV Azteca entered into a monthly certificate of deposit with a rate of return based on the market value of TV Azteca's CPOs, which was recorded against TV Azteca's stockholders' equity. TV Azteca has periodically renewed the certificate of deposit upon expiration. During 2002, as a result of the decline in market value of the CPOs, TV Azteca recognized a loss of Ps34,097 against TV Azteca's stockholders' equity. At December 31, 2002, the outstanding balance of the certificate of deposit was Ps139,276.

Note 5--Accounts receivable:

                                                           At December 31,
                                                      ------------------------
                                                          2001         2002
-------------------------------------------------------------------------------
Amounts due from advertisers......................... Ps4,529,303  Ps4,422,690
Accounts receivable from Unefon advertising agreement
  (see Note 8).......................................                   80,649
Taxes recoverable....................................     199,821      139,065
Prepaid expenses.....................................      60,910       66,731
Other accounts receivable............................     340,988      329,541
                                                      -----------  -----------
                                                        5,131,022    5,038,676
Allowance for bad debts..............................     (83,403)     (89,854)
                                                      -----------  -----------
                                                      Ps5,047,619  Ps4,948,822
                                                      ===========  ===========

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps345,627 and Ps352,655 as of December 31, 2001 and 2002, respectively.

Note 6--Property, machinery and equipment:

                                                 At December 31,
                                           --------------------------
                                               2001          2002
         -------------------------------------------------------------
         Buildings........................ Ps 1,435,767  Ps 1,438,200
         Machinery and operating equipment    1,985,774     2,312,350
         Furniture and office equipment...      223,154       223,154
         Transportation equipment.........      301,264       346,819
         Other fixed assets...............      379,432       530,330
                                           ------------  ------------
                                              4,325,391     4,850,853
         Accumulated depreciation.........   (2,560,468)   (3,171,876)
                                           ------------  ------------
                                              1,764,923     1,678,977
         Land.............................      678,324       645,077
         Construction in progress.........        6,288         3,561
                                           ------------  ------------
                                           Ps 2,449,535  Ps 2,327,615
                                           ============  ============

At December 31, 2001 and 2002, property, machinery and equipment amounting to Ps816,431 and Ps795,865, respectively, have been pledged to guarantee bank loans taken by TV Azteca. See Note 9.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 7--Other assets:

                                                                  At December 31,
                                                              -----------------------
                                                                 2001        2002
-------------------------------------------------------------------------------------
Investment in affiliates..................................... Ps  183,010 Ps  136,820
Advances to Corporacion de Noticias e Informacion, S. A. de
  C. V.......................................................     200,773     298,000
Deferred costs related to the issuance of the TV Azteca Notes
  and Senior Secured Notes 2003 and 2005--Net................     155,083     131,103
Account receivable from an affiliate which represents a
  reduction in Unefon contributed capital. This amount was
  contributed to incorporate Cosmofrecuencias, S. A. de
  C. V. ("Cosmofrecuencias") (see Unefon below)..............     354,964
Investment in 50% equity interest in Cosmofrecuencias (see
  Unefon below)..............................................                 354,746
Account receivable from Pappas Telecasting of Southern
  California, LLC (see Azteca America below).................     191,124     235,565
Other assets.................................................     221,665     150,195
                                                              ----------- -----------
                                                              Ps1,306,619 Ps1,306,429
                                                              =========== ===========
Investment in Unefon......................................... Ps1,848,485 Ps1,755,942
                                                              =========== ===========
Investment in Todito......................................... Ps  397,883 Ps  319,986
                                                              =========== ===========
Advance payments to Pappas Telecasting Companies,
  through Azteca America (see Azteca America below).......... Ps  660,031 Ps1,154,479
                                                              =========== ===========

Corporacion de Noticias e Informacion, S. A. de C. V. ("CNI")

On December 10, 1998, TV Azteca entered into a Joint Venture Agreement with Televisora del Valle de Mexico, S. A. de C. V. ("TVM"), the owner of the concession for UHF Channel 40 in Mexico City, and its subsidiary CNI.

The original contract was established with the following terms:

1. TV Azteca agreed to provide advisory services to TVM and CNI regarding the television operations of Channel 40 for a period of ten years or until the expiration of TVM's television concession, whichever is shorter.

2. Under a Programming, Promotion and Commercialization Agreement with TVM, CNI agreed to cede to TV Azteca the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. TV Azteca agreed to pay to CNI 50% of the joint venture's Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") on a quarterly basis, with an advance payment of US$15,000 to be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999, TV Azteca had made advances of US$15,000.

3. TV Azteca has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest accrues at an annual interest rate based on the maximum interest rate paid by TV Azteca plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At December 31, 2001 and 2002, CNI had drawn down US$10,000 under this credit facility.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


4. Under a purchase option contract, TV Azteca has the right to acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock is based on a valuation of 100% of the capital stock of TVM equal to the greater of US$100,000 (which increases gradually over time) and ten times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option. This contract also gives Mr. Javier Moreno Valle and Mr. Hernan Cabalceta Vara the right to put their CNI capital stock to TV Azteca for the same purchase price per share under certain circumstances.
5. Under the terms of this agreement, TV Azteca has the right to determine all Channel 40 programming except for 16 and one-half hours per week that is to be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, TV Azteca agreed to pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40. During the year ended December 31, 2000, US$3,292 (Ps37,167), was paid for these services.

6. To improve the efficiency of Channel 40's operations, TV Azteca has agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

In July 2000, CNI stopped broadcasting TV Azteca's signal as required by its contractual obligation under the joint venture agreement and TV Azteca's signal has not been broadcast on Channel 40 since this date. In response to CNI's actions, TV Azteca filed several lawsuits against TVM and CNI. At February 7, 2003, the date of these financial statements, this matter is in litigation. TV Azteca is seeking lost profits and the enforcement of its purchase option right under the joint venture agreement to acquire up to 51% of the capital stock of TVM. At December 31, 2001 and 2002, TV Azteca had advanced an aggregate amount of US$34,000 to CNI, which includes US$9,000 comprised of interest on the credit facility and additional operating expenses forwarded to CNI, in connection with the joint venture that may be recovered based on future earnings of the joint venture.

In December 2002, an Arbitral Tribunal of the International Court of Arbitration of the International Chamber of Commerce issued an award concluding that the joint venture and the purchase option agreement entered into by TV Azteca and CNI are valid, in effect and enforceable. As a consequence of this conclusion, TV Azteca believes that the terms of the arbitral award confirms TV Azteca's right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquire up to 51% of the capital stock of TVM. In reliance on the arbitral award issued in December 2002, TV Azteca took possession of certain broadcasting facilities of Channel 40 to restore TV Azteca's signal on Channel 40. Following this event, the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes, or SCT) took exclusive control of the Channel 40 transmission site and signal. In January 2003, CNI filed an action for relief (amparo) before a federal court seeking to reverse SCT's decision to take exclusive control of the Channel 40 transmission site and signal. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. On that same day, TV Azteca appealed the decision. Although no assurance can be given, management of TV Azteca believes TV Azteca will prevail in the litigation, and accordingly, no reserve has been established with respect to these proceedings.

Unefon

On May 14, 1999, TV Azteca signed an agreement (the "Stockholders' Agreement") with Corporacion RBS, S. A. de C. V. ("CRBS"), a Mexican company wholly-owned by Ricardo B. Salinas Pliego and Moises Saba Masri to invest in Unefon and its subsidiaries. Unefon is a personal telecommunications

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

services wireless network that is a provider of wireless mobile telephone services in Mexico. The Stockholders' Agreement establishes that Unefon must be operated and managed as a joint venture, initially between CRBS and Moises Saba Masri. The Stockholders' Agreement required each of CRBS and Moises Saba Masri to contribute US$186,500 to Unefon's capital, for a total of US$373,000 in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the Stockholders' Agreement, CRBS made a contribution to Unefon's capital of approximately US$88,600, which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. CRBS made the balance of the contribution required by the Stockholders' Agreement with funds borrowed from the Company. The Company obtained part of the funds for this loan from the sale of 218 million of the CPOs of TV Azteca owned by the Company to a group of private Mexican investors. The Company obtained the remaining funds for the loan from the sale by the Company of 44 million TV Azteca CPOs to the Company's wholly-owned subsidiary, Compania Operadora de Teatros, S. A. de C. V. ("Teatros").

On October 28, 1999, TV Azteca acquired the interest in Unefon held by CRBS at a cost (including financial costs) of US$189,793 which was funded through: (i) proceeds from the issuance of shares; (ii) the payment of US$35,108 in cash and
(iii) the cancellation of debts of US$43,067 owed to TV Azteca by CRBS.

In February 2000, Unefon commenced operations.

At the extraordinary stockholders' meeting held on October 2, 2000, the Unefon stockholders agreed to reduce the Unefon capital stock by Ps611 million (nominal). At December 31, 2001, this reduction had not yet been made, and is shown in the financial statements of the affiliate as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders will use the proceeds of said capital reduction to capitalize a newly formed company owned 50% by TV Azteca and 50% by Moises Saba Masri, Cosmofrecuencias, for which purpose, TV Azteca will contribute Ps354,964 at December 31, 2001, equal to 50% of the Cosmofrecuencias capital stock. In June 2002, TV Azteca contributed to Cosmofrecuencias as a capital contribution its receivable from Unefon, including the cumulative interests, equivalent to 50% of Cosmofrecuencias capital stock.

On October 19, 2000, the Board of Directors of TV Azteca approved the grant to its stockholders of the rights to acquire TV Azteca's investment in Unefon and Cosmofrecuencias shares, a decision which was ratified at TV Azteca's ordinary stockholders' meeting held on December 4, 2000.

As determined by TV Azteca's Board of Directors, TV Azteca's stockholders will also have the right to purchase shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price for this option is approximately US$32,000.

The grant of the rights ("Rights") to acquire the Unefon shares was subject to receiving the requisite consent of the holders of the TV Azteca Notes and Azteca Holdings Senior Secured Notes 2002 (each defined in Note 9). On March 27, 2001, TV Azteca obtained the consents and paid a fee totaling Ps115,223 to certain holders of the TV Azteca Notes, which was recorded as part of its total investment in Unefon. The grant of the Rights is also subject to receiving applicable regulatory approvals, third party approvals, including the approval of Nortel Networks Corporation ("Nortel"), Unefon's major lender and equipment supplier, and the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The Rights were exercisable only on December 11, 2002, unless the time of exercise was extended by TV Azteca or an acceleration event occurred. In December 2002, TV Azteca's Board of Directors approved the change of the exercise date to December 11, 2003. Any Rights that are not exercised on the exercise date will expire and TV Azteca will retain ownership of the shares underlying the Rights. The Rights may become exercisable prior to December 11, 2003 if the Board of Directors of TV Azteca approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon's assets or a sale (by tender or otherwise) of at least a majority of Unefon's shares or otherwise determines to accelerate the exercisability of the Rights.

At December 31, 2001 and 2002, the Company owned, directly and indirectly, 55.6% and 55.5% respectively, of TV Azteca's outstanding capital stock. The Unefon Rights granted to the Company represent approximately 26% of the outstanding shares of Unefon on a fully diluted basis.

In connection with the TV Azteca rights transaction, on December 13, 2000, the Company entered into an agreement with Ricardo B. Salinas Pliego and Elisa Salinas Gomez relating to their right to acquire up to 511,743,120 Unefon shares that may be acquired by the Company upon exercise of the Company's Unefon rights. Mr. Salinas Pliego and Mrs. Salinas Gomez paid a US$7,000 non-refundable premium to the Company for these purchase rights. However, in order to exercise these purchase rights, Mr. Salinas Pliego and/or his affiliates must have directly or indirectly acquired the shares owned by Grupo Elektra of CASA, the direct owner of approximately 90% of the Company's outstanding shares, or all of the outstanding capital stock of Grupo Elektra, or Grupo Elektra must have exercised its right to exchange all of the shares owned by Grupo Elektra of CASA for 226.5 million CPOs of TV Azteca pursuant to the terms of a share exchange agreement dated March 25, 1996 between Grupo Elektra and the Company. If Mr. Salinas Pliego and/or his affiliates have not so acquired the CASA shares or the outstanding capital stock of Grupo Elektra, and Grupo Elektra has not exercised its share exchange right, then Grupo Elektra will have the right, in lieu of Mr. Salinas Pliego and Mrs. Salinas Gomez, to exercise up to 34% of the Company's rights to acquire Unefon shares.

Grupo Elektra has the right to exchange the CASA Series N shares that it owns, in whole or in part, at any time until March 26, 2006 for 226.5 million TV Azteca CPOs owned by the Company. This exchange right allows Grupo Elektra to acquire up to approximately 7.6% of the capital stock of TV Azteca from the Company, which would reduce the Company's direct and indirect ownership of the capital stock of TV Azteca to approximately 49%, although the Company would continue to own 65% of the voting power of TV Azteca.

With respect to TV Azteca's investment in Unefon (46.5% at December 31, 2001 and 2002), TV Azteca's stockholders have the right to acquire those shares subject to the occurrence of certain conditions, at a price of US$0.15128 per Unefon share owned by TV Azteca, for a total amount of US$176,998. At December 31, 2001 and 2002, TV Azteca's investment in Unefon reflects the net book value of the investment at the date of the decision to sell Unefon. TV Azteca will record any differences between the net book value of the investment and the ultimate sales price once the stockholders exercise the purchase option and all the legal requirements of the transaction have been complied with.

In July 2002, TV Azteca announced that its Board of Directors had approved of seeking the approval of TV Azteca's shareholders in order to authorize the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that TV Azteca owns to TV Azteca's shareholders at no monetary cost before the end of 2002. However, as a consequence of a dispute between Unefon and Nortel, TV Azteca's Board of Directors postponed submitting the proposal to TV Azteca's shareholders.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


In December 2000, in connection with certain modifications of Unefon's finance agreement with Nortel, TV Azteca and Mr. Saba, agreed, jointly and severally, in a shareholder's undertaking to provide Unefon up to US$35,000 in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002.

In July 2001, TV Azteca and Moises Saba Masri announced their intention to provide credit support to Unefon for up to US$80,000 each. TV Azteca has suspended any further credit support to Unefon in light of Unefon's dispute with Nortel. At December 31, 2002, TV Azteca had provided US$48,000 of credit guarantees on behalf of Unefon, of which US$19,100 had become due and had been paid by TV Azteca. See Note 8.

In September 1999, Unefon entered into a finance agreement and a procurement agreement with Nortel pursuant to which Nortel agreed to assist Unefon in the design and construction of its telecommunications network.

Unefon and Nortel are currently engaged in disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, procurement agreement, and other related agreements entered into by the parties and certain of their shareholders and affiliates.

Unefon asserts that Nortel has not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement. With respect to the finance and letter agreements, Unefon has asserted, among other things, that Nortel breached its obligation to make available to Unefon the second loan tranche under the finance agreement in the amount of US$210,000. Unefon contends that Nortel's failure to advance this additional financing has limited Unefon's ability to build out its network, to grow its business in accordance with its business plan and to realize the revenues and profits related to such growth and needed to repay the first loan tranche under the finance agreement. With respect to the procurement agreement, Unefon asserts, among other things, that Nortel failed to properly design and construct the network and failed to provide required and appropriate maintenance and support. Unefon also contends that the settlement agreement signed in July 2002 never became effective because Nortel failed to perform the pre-conditions to its effectiveness. Even to the extent that the settlement agreement became effective, Unefon contends that Nortel failed to perform its obligations thereunder.

As result of Nortel's alleged breaches, Unefon withheld a US$6,000 interest payment due to Nortel in August 2002 and has asserted that it is relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its failure to make the foregoing interest payment. Nortel also alleged that the proposed spin-off by TV Azteca of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action.

On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900,000. Unefon alleged that Nortel had breached the finance agreement and related letter agreement by failing to advance the second loan tranche of US$210,000. Unefon also alleged that Nortel had failed to comply with its obligation to pursue syndication of the first loan tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. Unefon alleged that Nortel's breach had caused Unefon damages, including, among other, lost profits and a diminution in equity value of Unefon and had relieved Unefon of its payment obligations under the finance agreement. As an alternative remedy,

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Unefon sought specific performance of Nortel's obligation to lend Unefon up to US$210,000 from the second loan tranche under the finance agreement.

Nortel notified Unefon on September 9, 2002 that based on its non-payment of the August 2002 interest payment, Nortel was accelerating all amounts owed by Unefon under the finance agreement. As of December 31, 2002, the outstanding principal amount under the finance agreement was US$349,800. Nortel also notified Unefon that it was exercising its right to terminate the procurement agreement as a result of Unefon's alleged default under the finance agreement.

On September 23, 2002, Nortel filed an answer and counterclaim in the New York Supreme Court action commenced by Unefon in which Nortel asserted, among other things, that it had not breached the finance agreement and related letter agreement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment, and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. On October 10, 2002, Unefon answered Nortel's counterclaim and denied the allegations offered in support thereof.

On November 11, 2002, Unefon filed a demand for arbitration under the procurement agreement, as well as the July 2002 settlement agreement, before the American Arbitration Association in New York City. In its demand, Unefon asserted numerous breaches by Nortel of its obligations under these agreements, including design and construction flaws, failure to fulfill software obligations, maintenance failures, failure to provide financing and other economic benefits and refusal to deliver equipment for which Unefon has paid. Unefon seeks damages and an order directing Nortel to deliver immediately all equipment for which Unefon has paid. On December 24, 2002, Nortel filed an answer denying liability and asserting counterclaims based on alleged breaches by Unefon of its payment obligations under the procurement agreement and requested the arbitration tribunal to award damages in the amount of at least US$47,000.

On November 11, 2002, Nortel moved for summary judgment on its counterclaim relating to the non-payment of interest, on December 10, 2002, Unefon moved for partial summary judgment on its claim that Nortel breached the finance agreement, and moved to amend its complaint to assert claims for fraud and intentional misrepresentation relating to Nortel's willingness to lend the second loan tranche, including Nortel's willingness to seek syndication of the first loan tranche, and to assert two affirmative defenses: (i) that Nortel's fraudulent inducement bars Nortel from any relief under the finance agreement of procurement agreement and (ii) that Unefon is excused from performance under the finance agreement by virtue of Nortel's breaches of the finance agreement and procurement agreement. Unefon also sought a stay of the action pending resolution of the arbitration commenced by Unefon against Nortel, as described above. On January 14, 2003, Nortel filed papers opposing Unefon's motions.

On November 29, 2002, Unefon and certain of its affiliates commenced an action against Nortel and others in civil court in Mexico City seeking a declaration of the parties' rights under pledged agreements pursuant to which Unefon's and the affiliates' stock had been pledged to Nortel as security to the loans made under the finance agreement. Unefon and its affiliates seek, among other things, declarations that Nortel is disproportionately collateralized and that certain provisions of the stock pledge agreements are void under Article 198 of the Mexican General Commercial Companies Law (which voids any agreement which restricts the free exercise of shareholder voting rights).

On December 16, 2002, Nortel filed a second, separate lawsuit in the Supreme Court of the State of New York seeking authorization from the Court, pursuant to the stock pledge agreement, to sell the shares of

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Operadora Unefon, S.A. de C.V. and Servicios SPC, S.A. de C.V. (each wholly-owned subsidiaries of Unefon) that were pledged to secure its indebtedness, or, in the alternative, authorization to take appropriate steps to obtain control over the management and business of Unefon. Unefon filed a motion to dismiss this action or jurisdictional grounds and on the basis of the prior Mexican action commenced by it against Nortel in regard to the pledge agreements. The parties have stipulated that Nortel will not take any further action to foreclose on the shares until such motion is decided.

On December 20, 2002, Nortel notified TV Azteca and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35,000 as provided in the shareholders' undertaking. TV Azteca and Mr. Saba dispute Nortel's contention that their funding obligation has been triggered, asserting that Nortel has materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that TV Azteca and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. TV Azteca and Mr. Saba also assert that, even if their funding obligation has been triggered, they have satisfied their obligations under the shareholders' undertaking by making up to US$35,800 in additional funds available to or on behalf of Unefon.

In January 2003, Nortel petitioned for the bankruptcy of Unefon before a Mexican court. In response, Unefon filed an action for relief (amparo) before a federal district court challenging Nortel's request. Unefon believes that Nortel's bankruptcy petition is insufficient under Mexican law and that it will therefore prevail in this proceeding. The federal district court suspended Nortel's bankruptcy claim pending its analysis of the sufficiency of Nortel's petition.

If Unefon losses control over its assets or Unefon is unable to procure additional equipment from Nortel as it builds out its network, its business and results of operations would be significantly and adversely affected. Although no assurance can be given, Unefon's management believes Unefon will prevail in the litigation, and accordingly, no reserve has been established by Unefon or TV Azteca with respect to these proceedings.

Todito

In its meeting held on February 9, 2000, TV Azteca's Board of Directors approved a US$100,000 investment in Todito. The investment was made on February 14, 2000 through an advertising, programming and services agreement (see Note
8), in exchange for 50% of the capital stock of Todito. TV Azteca has the ability to exercise significant influence, but not control, over the operations of Todito. This investment is accounted for by the equity method and is presented on the balance sheet as "Investment in Todito". This acquisition resulted in goodwill of Ps543,370. The amortization of goodwill for the years ended December 31, 2000, 2001 and 2002 was Ps22,643, Ps27,260 and Ps27,260,
respectively.

Todito operates a Spanish-language Internet portal and internet connection service located at "www.todito.com" that was launched in August 1999 by Dataflux, S. A. de C. V. ("Dataflux"), a company controlled by the brother of Mr. Salinas Pliego. Todito's website provides e-commerce and other services to Mexico and the Hispanic population in the United States.

Azteca America

In September 2000, TV Azteca and Pappas Telecasting Companies ("Pappas Group"), a broadcasting company based in the United States, entered into a joint venture ("Azteca America JV"), with the

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

purpose of creating a new television broadcast network. Azteca America JV was engaged in developing a new television broadcast network focused on the Hispanic market in the United States.

In accordance with the original Azteca America JV, Azteca America JV was owned 80% by Pappas Group and 20% by TV Azteca. In connection with the creation of Azteca America JV, TV Azteca also entered into a program license agreement (the "License") with Azteca America JV in September 2000 for an initial term of 20 years with a renewal for one additional ten-year term at the option of TV Azteca. The License granted exclusive rights from the date of the agreement to Azteca America JV and its subsidiaries for the broadcast of Spanish language programs within the United States. Additionally, TV Azteca agreed to make all its programming available to Azteca America JV and must make available at least 3,000 hours of new programming in each calendar year.

Prior to the launch date, Pappas Group agreed to pay TV Azteca a monthly fee of approximately US$1,500. During the years ended December 31, 2000 and 2001, TV Azteca received US$6,436 and US$6,731, respectively, under the terms of this agreement which was recorded as net revenue in TV Azteca's results of operations. After the launch date, Azteca America JV was scheduled to receive an annual fee equal to the greater of US$15,000 or 10% of the annual net revenues of Azteca America JV which increased 1% every year to a maximum of 15% of net revenues. Until TV Azteca's subscription obligation was paid, Azteca America JV agreed to apply the payment of the License fee to the outstanding subscription obligation. TV Azteca had no outstanding subscription obligation at December 31, 2000 since Pappas Group had not made its initial capital contribution.

In June 2001, TV Azteca and Pappas Group agreed to change their strategy, and as a result of this, the Azteca America JV was terminated as well as the corresponding license agreement. Also, TV Azteca, through Azteca International Corporation ("Azteca America"), a wholly-owned subsidiary of TV Azteca, has entered into station affiliation agreements with television broadcast stations, including those owned by Pappas Group.

In July 2001, TV Azteca launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca America, its wholly-owned subsidiary, TV Azteca establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca America may enter into distribution agreements with cable operators. Through the Azteca America Network, TV Azteca distributes in the U.S. certain of its programming including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language, which TV Azteca refers to as the Azteca America Programming.

As of December 31, 2002, Azteca America has entered into station affiliation agreements with the following broadcast television stations, which are affiliates of Pappas Group:

Los Angeles Station

In July 2001, Azteca America and Pappas Southern California, LLC ("Pappas California") entered into a station affiliation agreement with respect to KAZA-TV, NTSC Channel 54, which serves the Los Angeles, California Designated Market Area (DMA). Pursuant to this agreement, Azteca America granted Pappas California an exclusive license for over-the-air broadcasting of the Azteca America programming in the Los Angeles market. The station affiliation agreement, which was amended in December 2001, has a term of four years, commencing in July 2001. This agreement automatically renews for an additional four-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the station.

In connection with entering into the Los Angeles station affiliation agreement, TV Azteca agreed to become a joint and several obligor under a credit agreement among Pappas Telecasting of Arizona, LLC

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

("Pappas Arizona") and Pappas California, as borrowers, and UBS AG, as lender. Pursuant to this credit agreement, UBS AG loaned a total of US$31,000 to the borrowers. All loans made under this credit agreement were repaid by November 2, 2002. UBS AG was granted a first priority lien on the collateral securing the loans, which included the entire equity interest in the two Pappas affiliates that hold the U.S. Federal Communications Commission licenses for the Pappas Arizona and Pappas California television stations.

TV Azteca and Pappas California also entered into a credit agreement under which TV Azteca agreed to loan Pappas California up to US$60,000 for, among other things, repayment of indebtedness, working capital and payment of the principal and unpaid interest under the UBS credit agreement, as described above. The loan was required to be repaid by November 2, 2002 and was subordinate to the loans made under the UBS credit agreement. TV Azteca was granted a second priority lien on the collateral securing the loans, subordinate to the liens securing the UBS credit agreement. However, TV Azteca's ability to acquire the collateral in the event of foreclosure under the TV Azteca credit agreement was limited by the United States laws limiting foreign ownership of United States television stations. At December 31, 2001 and 2002, US$18,216 and US$19,667, respectively, were outstanding under the TV Azteca credit agreement.

In July 2001, Azteca America and Pappas California also entered into an equity option agreement pursuant to which Azteca America was granted an option to purchase an equity interest in Pappas California. The equity option was to be exercised by Azteca America on one occasion, in whole or in part, prior to July 27, 2002. Under the terms of the agreement, Azteca America had the right to acquire up to a 25% equity interest in Pappas California. However, in the event that Pappas California and Pappas Arizona have outstanding debt obligations under their respective credit agreements with TV Azteca and affiliates of UBS AG, Azteca America had the right to acquire a percentage of Pappas California equal to the greater of 25% or the percentage obtained by dividing: (i) the amounts then owed under these credit agreements by (ii) US$136,000, the value of the Los Angeles affiliate agreed upon by Azteca America and Pappas California. If Azteca America was not permitted to acquire an equity interest in Pappas California greater than 25% as a result of the United States laws limiting foreign ownership of United States television stations, Azteca America was permitted to transfer the right to acquire the excess equity interest to an unaffiliated third party. If Azteca America acquired an equity interest in Pappas California and, thereafter, the term of the station affiliation agreement was not renewed by Pappas California following the expiration of the initial four-year term, Azteca America would have the right to acquire 100% of the equity interests in Pappas California for a cash price equal to the fair market value of such interests (or to transfer the right to acquire such additional equity interests to an unaffiliated third party). If the station affiliation agreement was not renewed by Azteca America, Pappas California would have the right to acquire all of Azteca America's equity interest in Pappas California for a cash price equal to its fair market value. Pappas California would also have the right to acquire Azteca America's interest, and Azteca America would have the right to cause Pappas California to acquire Azteca America's interest, in certain other circumstances.

The equity option was exercised by Azteca America on May 21, 2002. In connection with its effort to exercise the option, TV Azteca paid US$32.8 million to acquire the UBS AG credit agreement that is secured by the Los Angeles station, which increased TV Azteca's secured loan to Pappas California to US$53.7 million.

Reno Station

In October 2001, Azteca America and Pappas Telecasting of Nevada ("Pappas Nevada"), entered into a station affiliation agreement with respect to KUVR-LP, NTSC, Channels 47 and 68, which serves the Reno-Sparks-Carson City, Nevada DMA. Pursuant to this agreement, Azteca America granted Pappas

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Nevada an exclusive license for over-the-air broadcasting of the Azteca America programming in such market. This agreement has a term of two years, commencing in November 2001. This agreement automatically renews for an additional two-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the station.

San Francisco and Houston Stations

In December 2001, Azteca America and Hispanic America of San Francisco, LLC ("Pappas San Francisco") entered into a station affiliation agreement with respect to KTNC-TV, NTSC Channel 42 and DTV Channel 63, which serves the San Francisco-Oakland-San Jose, California DMA. Also in December 2001, Azteca America and Hispanic America of Houston, LLC ("Pappas Houston") entered into a station affiliation agreement with respect to KAZH-TV, NTSC Channel 57 and DTV Channel 41, and KVVV-LP, NTSC Channel 53, which serves the Houston, Texas DMA. Pursuant to these station affiliation agreements, Azteca America granted Pappas San Francisco and Pappas Houston an exclusive license for over-the-air broadcasting of the Azteca America programming in their respective markets. These agreements expire on July 21, 2005, and automatically renew for a four-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the stations.

In connection with the San Francisco station affiliation agreement, Azteca America acquired a 25% equity interest in Pappas San Francisco for a purchase price of US$57,250, of which US$55,250 was paid in December 2001 and the difference was paid in January 2002 and in connection with the Houston station affiliation agreement, Azteca America acquired a 25% equity interest in Pappas Houston for a purchase price of US$13,404, of which US$13,000 was paid in December 2001 and the difference was paid in January 2002. The remaining equity interests in these stations are owned by Pappas affiliates. If the term of the station affiliation agreement is not renewed by Pappas San Francisco or Pappas Houston, as applicable, following the expiration of the initial term, Azteca America will have the right to acquire 100% of the equity interests therein for a cash price equal to the fair market value of such interests (or to transfer the right to acquire such additional equity interests to an unaffiliated third party). If the station affiliation agreement is not renewed by Azteca America, Pappas San Francisco or Pappas Houston, as applicable, will have the right to acquire all of Azteca America's equity interest therein for a cash price equal to its fair market value. Pappas San Francisco or Pappas Houston, as applicable, will also have the right to acquire Azteca America's interests, and Azteca America will have the right to cause Pappas San Francisco or Pappas Houston, as applicable, to acquire Azteca America's interest, in certain other circumstances.

Following the exercise of the option by Azteca America to purchase an equity interest in the Los Angeles station, Pappas Group refused to permit Azteca America to complete the purchase, claiming that Azteca America had not satisfied certain conditions to the purchase. Consequently, in July 2002, Azteca America filed a lawsuit against Pappas Group in Delaware seeking specific performance of the equity option agreement. In addition, Pappas Group claimed that Azteca America had breached the affiliation agreements for the Los Angeles, San Francisco and Houston stations, as well as an additional affiliation agreement covering the Reno, Nevada DMA and sought to terminate such agreements. Azteca America filed a separate lawsuit in New York state court to prevent the termination of the affiliation agreements. A trial on the Delaware lawsuit was scheduled for December 2002.

Other affiliation agreements

In addition to Azteca America's arrangements with Pappas Group affiliates, Azteca America has also entered into station affiliation agreements with television broadcast companies covering approximately 53% of the U.S. Hispanic population.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America programming in their respective markets. These agreements have terms ranging from two to seven years which may be automatically renewed for a specified duration, also ranging from two to seven years. Azteca America has the right to receive all of the net advertising revenue that it generates on each of the broadcast stations other than in the Las Vegas and Orlando markets, where they are only entitled to 50% of the net advertising revenue.

Pappas Group Recent developments

On November 27, 2002, TV Azteca and Pappas Group entered into an agreement in principle to settle all of the pending lawsuits and all related disputes, and on February 11, 2003, a definitive settlement agreement was signed. In connection with settling these pending matters, TV Azteca and Pappas Group also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas Group in favor of TV Azteca for US$128,000, a local marketing agreement governing, under certain circumstances, Azteca America's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca America the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas Group and TV Azteca have modified their existing station affiliation agreements and entered into new station affiliation agreements.

Note 8--Balances and transactions with related parties:

The Company had the following amounts due from and payable to related parties:

                                                            At December 31,
                                                          -------------------
                                                            2001      2002
   --------------------------------------------------------------------------
   Accounts receivable:
      Operadora Unefon, S. A. de C. V. ("Operadora
        Unefon")......................................... Ps 19,823 Ps258,917
      Biper, S. A. de C. V...............................     2,535    32,368
      Corporacion de Comunicacion, S. A. de C. V.........    45,688
      Radiocel, S. A. de C. V............................     9,463
      Corporacion RBS, S. A. de C. V.....................     3,628
      Teleactivos, S. A. de C. V.........................              16,389
      Club Atletico Morelia, S. A. de C. V...............              29,494
      Others.............................................    46,967    10,719
                                                          --------- ---------
                                                          Ps128,104 Ps347,887
                                                          ========= =========
   Accounts payable:
      Grupo Elektra...................................... Ps 31,486 Ps 68,539
      Todito.............................................    24,307    56,355
      Corporacion RBS, S. A. de C. V.....................    43,401    40,579
      Servicios Patrimoniales Integrados, S. A. de C. V..    11,819    11,182
      Comunicaciones Avanzadas, S. A. de C. V............    10,570    12,408
      Teleactivos, S. A. de C. V.........................     5,552
      Club Atletico Morelia, S. A. de C. V...............     2,814
      Others.............................................    60,293     7,467
                                                          --------- ---------
                                                          Ps190,242 Ps196,530
                                                          ========= =========

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Additionally, TV Azteca has an account receivable with Pappas Southern California, LLC, related party, which is described in Note 7.

The principal transactions with related parties are as follows:

Advertising revenue

Revenue from airing advertising for related parties amounted to Ps199,485, Ps268,980 and Ps220,568 during the years ended December 31, 2000, 2001 and 2002, respectively.

Advertising contracts

In March 1996, TV Azteca entered into a Television Advertising Time Agreement with Grupo Elektra under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to receive at least 300 advertising spots per week for a period of 10 years. Each spot has a duration of 20 seconds, and the aggregate amount of airtime is not to exceed 5,200 minutes annually. The spots are to run only in otherwise unsold airtime. In exchange for the television advertising airtime, TV Azteca will receive US$1,500 per year. The agreement may not be terminated by TV Azteca but may be terminated by Grupo Elektra, which may also transfer its rights under this agreement to third parties.

On May 2, 2001, TV Azteca entered into another advertising agreement with Grupo Elektra for Ps54,500 (nominal). Pursuant to the agreement, Grupo Elektra has the right to air advertising spots on Channels 7 and 13 and their national networks from May 2, 2001 through December 31, 2001. At the end of the period, any remaining advertising balance will be forfeited and TV Azteca will have no further obligations to Grupo Elektra.

Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with Productora de Medios, S. A. de C. V. ("Productora") a former wholly-owned subsidiary of COTSA (the "COTSA Advertising Agreement"), under which COTSA or any of COTSA's subsidiaries had the right to 42 advertising spots per week on Channel 7 or 13 for a period of 10 years. Each spot for an average duration of 20 seconds, totaling 728 minutes annually, but only in otherwise unsold airtime. In exchange for the advertising time, COTSA has agreed to pay TV Azteca US$210 each year. The agreement may not be terminated by either party without the consent of the other party.

On November 15, 2001, Productora signed a number of agreements with third parties, by which Productora ceded its right to use the 7,280 airtime minutes pertaining to the COTSA Advertising Agreement for airing commercials spots on Channel 7 or 13 from the date on which these agreements were entered into to September 29, 2006. In return, COTSA is to receive US$24,000, which is to be paid to Cine Alternativo, S. A. de C. V. ("Cine"), an affiliate of Productora that acts as its depositary for the payments. Of this amount, US$12,174 was paid in December 2001 as an advance payment, US$5,565 in June 2002 and US$6,261 in December 2002. On December 12, 2001, Productora and Cine were merged into the Company, and the Company acquired the rights and obligations of Productora from the advertising agreement signed with TV Azteca, as well as the rights and obligations arising from the agreements entered into by Productora with third parties. These agreements cannot be terminated early by either of the parties.

The additional value of the advertising agreement originally entered into amounts to Ps210,471 and is shown on the balance sheet as advertising advances.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Effective September 30, 1996, TV Azteca entered into a Television Advertising Time Agreement with Dataflux (the "Dataflux Advertising Agreement") under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years. Each spot is to have a duration of 30 seconds. The aggregate amount of airtime provided by TV Azteca under this agreement is not to exceed 2,880 minutes annually, and the advertising spots shall run only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay TV Azteca US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by TV Azteca; however, it may be terminated by Dataflux at any time upon at least 90 days' notice.

In June 1998, TV Azteca signed an advertising agreement with Unefon ("Unefon Advertising Agreement"), as amended. Under the terms of the Unefon Advertising Agreement, Unefon has the right to advertising spots on the Channels 7 and 13 networks, as well as any other open television channel operated or commercialized by TV Azteca, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon advertising agreement will total 120,000 GRPs (a GRP is a Gross Rating Point, which is the number of rating points for the broadcast of a 60-second commercial or proportional fraction thereof) over a ten-year period.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to TV Azteca in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and TV Azteca will have no further obligations to Unefon. Unefon will pay TV Azteca 3% of its gross revenues up to a maximum of US$200,000 for the advertising services in installments as advertising is aired. TV Azteca records revenue under the terms of this agreement as the GRPs are consumed based on a rate schedule established in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. The original agreement provided that Unefon may defer making payments until the third year of the agreement, and Unefon must pay interest on any unpaid advertising aired, at the rate per annum of the average annual Costo Porcentual Promedio de Captacion, plus three basis points. However, during 2001 Unefon and TV Azteca agreed to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004 with the first payment due in June 2003. The deferred payments accrue interest at an annual rate of 12%. Beginning in 2003, Unefon's payments to TV Azteca are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15,707 (including interest).

TV Azteca's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel. Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend provision of television services to Unefon after a year of Unefon's continued failure to pay.

On February 14, 2000, TV Azteca, together with its subsidiary Grupo TV Azteca,
S. A. de C. V., signed an advertising, programming and services agreement with Todito. The total amount of the five-year agreement was US$100,000 and consisted of US$45,000 for advertising services, US$50,000 for programming content and US$5,000 corresponding to sales services. Under the terms of this agreement, the Todito web site has the right to transmit announcements and advertising messages relating to the Todito Internet web page on the Azteca 13 and 7 networks, as well as on the satellite signal sent to other countries by TV Azteca, during advertising spots that do not exceed an aggregate of 78,000 GRPs.

Todito is required to use the GRPs over a five year period and TV Azteca must provide a minimum of 14,000 GRPs per year. For the years ended December 31, 2000, 2001 and 2002, the income from

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

advertising services provided under this agreement amounted to Ps95,530, Ps69,654 and Ps68,409, respectively.

Todito also has the right to display on its web site news programs, telenovelas, sporting events, and other programming material displayed by TV Azteca on its web sites ("tvazteca.com.mx" and "tvazteca.com").

TV Azteca currently records the value of the content provided to Todito on a straight line basis over the life of the agreement. For the years ended December 31, 2000, 2001 and 2002, TV Azteca recognized income of Ps81,786, Ps114,778 and Ps115,240, respectively, relating to programming content provided to Todito. Under the terms of the agreement, TV Azteca cannot reassign the right to use and exploit the content obtained from TV Azteca through other web pages on the internet to third parties.

TV Azteca has also agreed to lend assistance, through its sales department, in promoting to its clients and to advertising agencies the advertising services that Todito will provide through its web site. For the years ended December 31, 2000, 2001 and 2002, the income from sales services provided under this agreement amounted to Ps5,356, Ps8,242 and Ps12,053, respectively.

Interest income

During the years ended December 31, 2000, 2001 and 2002, the Company extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps24,080, Ps93,344 and Ps95,689, respectively.

Interest expense

During the year ended December 31, 2002, the Company received short-term loans from certain related parties. Interest expense under these arrangements amounted to Ps2,047. No loans were received in the years 2000 or 2002.

Donations

In the years ended December 31, 2000, 2001 and 2002, TV Azteca made donations to a non-profit organization managed by a related party in the amounts of Ps113,093, Ps102,880 and Ps108,118, respectively. The related party has permission from tax authorities to collect donations and issue the corresponding receipts.

Loans granted to stockholder

On December 21, 2001, TV Azteca made three loans to Mr. Ricardo Salinas Pliego for an aggregate amount of US$3,067 with terms of one year. The loans granted in 2000 and in 2001 bore interest at the rate of 12% per year. These loans were repaid during 2002.

Building lease income

In May 1998, TV Azteca signed a building lease agreement with Operadora Unefon, a wholly-owned subsidiary of Unefon. The lease has a term of ten years, starting June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps2,072 a month, payable in advance each month. During the years ended December 31, 2000, 2001 and 2002, the aggregate lease income received by TV Azteca amounted to Ps23,424, Ps25,400 and Ps25,536, respectively.

Recoverability of accounts receivable from related parties

The Company evaluates periodically, on an arm-length basis, the recoverability of accounts receivable. When it is determined that such accounts are not recoverable, they are charged to other expenses.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 9--Short-term and long-term bank loans:

At December 31, 2001 and 2002, short-term loans for equipment financing amounted to Ps528,454 and Ps389,997, respectively, representing unsecured loans in U.S. dollars with Mexican and foreign banks, with an average annual interest rate of 9.12% and 7.41% at December 31, 2001 and 2002, respectively.

Long-term loans and senior notes at December 31, 2001 and 2002, are summarized as follows:

                                                       At December 31,
                                                  -------------------------
                                                      2001         2002
    ------------------------------------------------------------------------
    Building and equipment financing............. Ps  386,792  Ps   105,274
    Loans from American Tower Corporation ("ATC")   1,159,452     1,244,820
    Less-current portion.........................     (38,418)      (47,179)
                                                  -----------  ------------
    Long-term bank loans......................... Ps1,507,826  Ps 1,302,915
                                                  ===========  ============
    TV Azteca Notes.............................. Ps4,114,901  Ps 4,417,875
    Senior Secured Notes.........................   2,468,941     2,899,893
    Less current portion.........................                (1,559,250)
                                                  -----------  ------------
    Total senior notes........................... Ps6,583,842  Ps 5,758,518
                                                  ===========  ============
    Total long term bank loans and senior notes.. Ps8,091,668  Ps 7,061,433
                                                  ===========  ============

TV Azteca Notes

On February 5, 1997, TV Azteca issued unsecured Series A and Series B Guaranteed Senior Notes (collectively, the "TV Azteca Notes") in the international markets in an amount of US$125,000, payable in the year 2004, at an interest rate of 10.125% per year and of US$300,000, payable in the year 2007, bearing an interest rate of 10.50% per year, respectively.

Interest on the TV Azteca Notes is payable semi-annually on February 15 and August 15 each year, commencing August 15, 1997. Substantially all of TV Azteca's subsidiaries have fully and unconditionally guaranteed the TV Azteca Notes on a joint and several basis.

Senior Secured Notes 2002

In June 1997, the Company issued senior secured notes ("Senior Secured Notes 2002") in the international capital markets in an amount of US$255,000, payable in the year 2002, at an interest rate of 11% per annum. Interest on the Senior Secured Notes 2002 was payable semi-annually on June 15 and December 15 each year, commencing December 15, 1997. The Senior Secured Notes 2002 were secured initially by: (i) a portfolio of US government obligations purchased with approximately US$80,000 of the net proceeds of the offering (the "Pledged Securities") and, (ii) all of the Series "N" shares of TV Azteca owned by the Company except for the Elektra reserved shares, representing 41% of the capital stock of TV Azteca. At December 31, 2000, 224 million TV Azteca CPOs were pledged to secure the Senior Secured Notes 2002. At December 31, 2001, after giving effect to the transactions completed by the exchange offer and consent solicitation consummated by the Company in May 2001 described below, the unexchanged Senior Secured Notes 2002 were secured by 55,246,106 TV Azteca CPOs and upon the occurrence of certain circumstances, up to 147,215,706 Unefon Series A shares.

The Senior Secured Notes 2002 were redeemable at the option of the Company, in whole or in part, at the redemption prices set forth in the Senior Secured Notes 2002, plus accrued but unpaid interest to the

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

date of redemption. Upon the occurrence of a change of control, the Company was required to make an offer to purchase the Senior Secured Notes 2002 at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase. In the event of certain changes affecting the Mexican taxation of the Senior Secured Notes 2002, the Senior Secured Notes 2002 were redeemable at any time in whole, but not in part, at the option of the Company at 100% of the principal amount thereof plus accrued interest to the date of redemption. During 2001, US$128,970 of the Senior Secured Notes 2002 were exchanged (see Senior Secured Notes 2005 below). During 2002, the remaining outstanding balance of the Senior Secured Notes 2002 were repaid.

Senior Secured Notes 2005

During April 2001, the Company offered to holders of its Senior Secured Notes 2002 the right to exchange their notes for the Company's 12.50% Senior Secured Notes due in 2005 ("Senior Secured Notes 2005"). As a result of this offer, on May 18, 2001, the Company exchanged US$128,970 of the Senior Secured Notes 2002 for an equal principal amount of Senior Secured Notes 2005. The Senior Secured Notes 2005 are payable in the year 2005, at an interest rate of 12.50% payable semi-annually on June 15 and December 15 each year, commencing on June 15, 2001. The Senior Secured Notes 2005 are secured initially by (i) 591,933,887 CPOs of TV Azteca owned by the Company and (ii) upon the occurrence of certain events, 301,299,413 Series A Unefon shares or any cash proceeds received upon the sales of Series A shares of Unefon that are part of the collateral and any securities acquired with the cash proceeds of such a sale. In this exchange offer and consent solicitation, the Company paid a fee totaling Ps13,357 to obtain consents from certain holders of Senior Secured Notes 2002 to eliminate certain restrictive covenants and to release certain collateral securing the Senior Secured Notes 2002.

The Senior Secured Notes 2005 are redeemable at the option of the Company, in whole or in part, at any time prior to the maturity date at 106.25% of the principal amount if redeemed prior to June 15, 2002 and 100% of the principal amount if redeemed after June 15, 2002, plus, in either case, interest that is accrued and unpaid on the redemption date. Upon the occurrence of certain changes in or amendments to Mexican tax law requiring the grossing up of payments in excess of those attributable to a Mexican withholding tax rate of 15%, the Company may redeem the Senior Secured Notes 2005 at 100% of their principal amount plus accrued and unpaid interest.

Senior Secured Notes 2003

On January 31, 2002, the Company issued, in the international capital markets, senior secured notes amounting to US$150,000, payable in the year 2003, at an annual interest rate of 10.50% ("Senior Secured Notes 2003"). Interest on the Senior Secured Notes 2003 is payable semi-annually on July 15 and January 15 each year, commencing July 15, 2002. The Senior Secured Notes 2003 are secured initially by: (i) a portfolio of US government obligations purchased with approximately US$16,300 of the net proceeds of the offering (the "restricted cash and pledged securities") and (ii) 55,246,106 TV Azteca CPOs owned by the Company and, upon the occurrence of certain events, up to 147,215,706 Unefon Series A shares. At December 31, 2002, the outstanding value of the pledged securities was Ps85,964.

The Senior Secured Notes 2003 cannot be redeemed at the option of the Company, in whole or in part, prior to the date of redemption. Upon the occurrence of changes of control of the Company or of TV Azteca, the Company will be required to make an offer to purchase the Senior Secured Notes 2003 at a purchase price equal to 101% of the principal amount thereof plus accrued interest at the date of redemption. Upon the occurrence of certain changes in or amendments to Mexican tax law requiring the

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

grossing up of payments in excess of those attributable to a Mexican withholding tax rate of 10%, the Company may redeem the Senior Secured Notes 2003 at 100% of their principal amount plus accrued and unpaid interest.

Since the proceeds raised from the offering of the Senior Secured Notes 2003 were used to repay the Senior Secured Notes 2002, the Senior Secured Notes 2002 were classified as long-term at December 31, 2001.

Building and equipment financing

In 1995, TV Azteca borrowed US$28,000 to finance the acquisition of equipment, of which approximately US$24,000 was guaranteed by the Export-Import Bank of the United States of America ("Exim Bank") on January 31, 1996. The Exim Bank guaranteed funds were comprised of two separate loans for approximately US$21,500 at an annual interest rate of LIBOR plus 2.25% and approximately US$2,700 at an annual interest rate of LIBOR plus 4.25% (6.17% and 4.19% during 2002). Both Exim Bank-guaranteed loans were payable in 14 semi-annual payments beginning in June 1996. At December 31, 2001, TV Azteca had made payments totaling to US$18,400 and US$2,300, respectively. During 2002, the outstanding balance of both loans was repaid.

On September 18, 1997, TV Azteca obtained a mortgage loan for the acquisition of an office building amounting to US$25,854 from Banco Bilbao Vizcaya, S. A. ("BBV"). TV Azteca is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. Payment of the principal matures on November 30, 2003.

In March 1999, TV Azteca entered into a US$30,200 long-term import credit facility with Standard Chartered Bank, as lender, and the Exim Bank, as guarantor. Under this credit facility, TV Azteca was permitted to borrow until May 2002 all or a portion of the US$30,200 by delivering promissory notes. The import credit facility was established to finance TV Azteca's purchase of equipment manufactured in the U.S. In October 1999 and March 2000, TV Azteca issued two promissory notes, one in the amount of US$12,200 due in October 2004, which accrues interest at a rate of 7.6% per year, and one in the amount of US$10,500 due in March 2005, which accrues interest at a rate of 8.45% per year, respectively. At December 31, 2001 and 2002, the aggregate outstanding amounts due under the outstanding promissory notes were US$14,095 and US$10,128, respectively.

Loans from ATC

On February 11, 2000, TV Azteca entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the "ATC Long-Term Facility"). The ATC Long-Term Facility is comprised of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of TV Azteca's real estate properties. The interest rate on each of the loans is 12.877%. TV Azteca's payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of TV Azteca that also guarantee TV Azteca's payment obligations under the TV Azteca Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement remains outstanding, for up to an additional 50 years. The term of the working capital loan matures in February 2004, but may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains outstanding.

On February 11, 2000, TV Azteca drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan, and in June 2000, TV Azteca drew down the remainder of

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

the unsecured term loan. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility was used for general corporate purposes of TV Azteca and its subsidiaries. At December 31, 2001 and 2002, US$119,800 was outstanding under the ATC Long-Term Facility.

In February 2000, TV Azteca, together with its subsidiary Television Azteca, S.
A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC regarding space not used by TV Azteca in its operations on up to 190 of TV Azteca's broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 provided to TV Azteca under the ATC Long-Term Facility, TV Azteca granted ATC the right to market and lease TV Azteca's unused tower space to third parties as well as to TV Azteca's affiliates and to collect for ATC's account all revenue related thereto. TV Azteca retains full title to the towers and remains responsible for the operation and maintenance thereof. The SCT approved the parties' agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, TV Azteca has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

Euro-Commercial Paper Program

On May 14, 1999, TV Azteca entered into a US$75,000 Euro-Commercial Paper Program (the "ECP Program") with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount. TV Azteca's payment obligations under the ECP Program are guaranteed by three principal subsidiaries of TV Azteca that also guarantee TV Azteca's payment obligations under the TV Azteca Notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. At December 31, 2001, the aggregate principal amount of the notes outstanding under the ECP Program was US$20,063, which was paid in a series of installments ending in January 2002. At December 31, 2002, the amount of the notes outstanding under the ECP Program was US$5,094, which is payable in a series of installments ending in June 2003.

Commercial paper with Scotia Inverlat, S. A. ("Scotia")

On December 13, 2001, TV Azteca issued two Ps158,550 commercial paper promissory notes to Scotia expiring on June 13, 2002 and December 6, 2002. These promissory notes, issued under the commercial paper program, were issued at a discount bearing interest rates of 12.20% and 12.40%, respectively. At December 31, 2001, TV Azteca has utilized the entire commercial paper, which amounted to Ps287,770, net of the respective discount. The commercial paper promissory notes were repaid in 2002.

Maturity of long-term bank loans and senior notes

The maturities of the Company's loans and senior notes are as follows:

            Year ending at December 31,                   Amount
            -------------------------------------------------------
               2004.................................... Ps1,346,555
               2005....................................   1,351,558
               2007....................................   3,118,500
               2008 and thereafter.....................   1,244,820
                                                        -----------
            Total long-term bank loans and senior notes Ps7,061,433
                                                        ===========

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 10--Labor obligations:

Below is a summary of the main financial data of the Company's seniority premium plan:

                                                                 At December 31,
                                                                 ---------------
                                                                  2001    2002
--------------------------------------------------------------------------------
Accumulated benefit obligation (same as accumulated liabilities) Ps3,391 Ps3,407
Net projected liability.........................................   2,665   2,669
                                                                 ------- -------
Intangible asset................................................ Ps  726 Ps  738
                                                                 ======= =======
Net cost for the year........................................... Ps  643 Ps1,612
                                                                 ======= =======

Note 11--Stockholders' equity:

a. Capital stock

The Company's capital stock is variable with a fixed minimum of Ps50 (nominal) and an unlimited maximum. The stated value per share is Ps1 (nominal).

At December 31, 2001 and 2002, the capital stock of the Company was represented by 800,817 shares, as shown below:

Number of                                                                      Nominal
 shares                              Description                               amount
----------------------------------------------------------------------------------------
      50  Representing the fixed portion of capital stock................... Ps       50
 800,767  Representing the variable portion of capital stock................     800,767
 -------                                                                     -----------
 800,817                                                                         800,817
 =======
          Restatement of capital............................................   2,102,514
                                                                             -----------
          Capital stock in pesos of purchasing power as of December 31, 2002 Ps2,903,331
                                                                             ===========

b. Retained earnings

1. Legal reserve--The net income for the year is subject to the legal provision that requires that 5% of the profit of each year be applied to increase the legal reserve, until the latter equals a fifth of paid-in capital stock.

2. Tax regime for dividends--Dividends paid are not subject to income tax, provided they are paid out from the After Tax Earnings Account ("CUFIN"). The excess is subject to 34% income tax on the amount arrived at from multiplying the dividend paid by a factor of 1.5151 payable by the Company, which can be offset against the Company's tax liability of the three immediately following periods. Dividends paid are not subject to income tax withholding.

In 2000, net gains in the amounts of Ps81,937, were generated by the Company from both the capital stock increase and the corresponding premium resulting from the issuance of capital stock of subsidiaries. This gain was recorded in the majority stockholders' equity. The effect on minority interest for 2000 was (Ps340,198).

In the years ended December 31, 2000, 2001 and 2002, there were various premiums paid on stock repurchases, repurchases of shares, sale of treasury shares, valuation of shares and stock options exercised amounting to (Ps164,054) Ps59,189 and (Ps63,972), respectively, in TV Azteca, which were reflected by the Company as a (charge) credit in the insufficiency in the restatement of capital account.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

The effect on minority interest for 2000, 2001 and 2002 was (Ps124,824), Ps146,794 and (Ps115,208), respectively.

c. Employee stock option plan

In the fourth quarter of 1997, TV Azteca adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by TV Azteca as of December 31, 1996. The exercise prices assigned to these options from 1997 to 2002 range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to TV Azteca's senior management and key actors, presenters and creative personnel.

The options, which relate to an aggregate of 76 million CPOs, were granted in equal portions in respect of each employee's first five years of employment with TV Azteca (whether prior to or after adoption of the plans), but these options may be cancelled, in the case of employment years after 1996, if TV Azteca's operating profit before deducting depreciation and amortization expenses in that year has not increased by at least 15% as compared to the previous fiscal year. An employee's options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by TV Azteca, in which case those options will be reassigned.

The options expire on the fifth anniversary of the date on which they become exercisable.

During each of 2000 and 2001, options with respect to 10 million CPOs and during 2002 options with respect to 15 million CPOs were exercised, respectively, under the general option plan, at a price of US$0.29, US$0.29 and US$0.29 per CPO, respectively.

Under the top executive plan, no options were granted or executed during 2000, 2001 and 2002.

The activity of employee stock option plans was as follows:

                                               At December 31,
                                               --------------
                        Options                2001     2002
                        ---------------------------------------
                                               Millions of CPOs
                        Granted (cumulative).. 116      116
                        Exercised (cumulative) (71)     (86)
                                               ---      ---
                        Outstanding...........  45       30
                                               ===      ===
                        Available to grant.... 124      124
                                               ===      ===
                        Total authorized...... 240      240
                                               ===      ===

d. National Broadcasting Company ("NBC") warrants

In May 1994, TV Azteca and Radiotelevisora del Centro, S. A. entered into an agreement with NBC, in which the companies agreed to pay NBC, for the license of specific programs and advisory and other services, a total of US$7,000 over a three-year period ended June 30, 1997.

As additional consideration for the advisory and other services related to NBC's association, TV Azteca provided NBC with the right to purchase Series "N-6" shares (non-voting) of TV Azteca equal to up to 10% of all then fully diluted outstanding shares of TV Azteca post-exercise (the "Warrants"). The total Warrant exercise price was US$120,000 before June 30, 1994, and accreted at 2.75% compounded

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

quarterly thereafter until it reached US$160,000 at expiration of the Warrants. The Warrants were to be exercised, in whole or in part, from time to time until May 6, 1997. To the extent not exercised during that period, NBC had the right, during the sixty-day period after the expiration of the option period, to require TV Azteca to purchase any unexercised portion of the Warrants for up to US$25,000 and had the right to collect the Warrant put price at any time during the option period if it was determined that the Warrants could not, as a legal matter, be exercised.

On April 3, 1997 NBC notified TV Azteca that it would exercise its rights under the Warrants to purchase Series "N-6" shares of TV Azteca, equivalent to 1% of its total right to purchase 10% of all the fully diluted outstanding shares of TV Azteca for an amount of US$16,000 which was required to be paid on May 5, 1997. Subsequently, NBC advised TV Azteca that TV Azteca was required to purchase the unexercised portion of the warrant for US$22,500 and owed an additional US$5,552, the balance of the US$7,000 owed by TV Azteca for unpaid programming as of May 6, 1997, plus accrued interest.

The agreement with NBC also provided that TV Azteca was required to issue to NBC Series "N-6" shares in an amount equal to 1.5% of all the then fully diluted outstanding capital stock of TV Azteca upon the first to occur of various events relating to the achievement of specific market share and capitalization levels through May 6, 2002.

On April 29, 1997, TV Azteca filed a request for arbitration with the International Chamber of Commerce ("ICC") in Paris pursuant to the arbitration clauses in its agreements with NBC and NBC Europe. In its request, TV Azteca sought the rescission of all of its agreements with NBC, including the cancellation of its outstanding programming purchase obligations, the cancellation of the warrants granted to NBC Europe, NBC's right to require TV Azteca to repurchase the unexercised portion of the warrants, and the return of all amounts previously paid to NBC, on the grounds that NBC did not fulfill its obligations under its agreements with TV Azteca.

On July 29, 1997, NBC and NBC Europe filed an amended answer and counterclaim to TV Azteca's request for arbitration. NBC's principal new claim was that, notwithstanding the expiration of NBC Europe's warrant, NBC Europe should be given the right to exercise the entire unexercised portion of the warrant (representing the right to purchase 9% of the fully-diluted outstanding capital stock of TV Azteca as of May 6, 1997) or, at NBC Europe's election, to recover lost profits based on the difference between the fair market value and the aggregate exercise price in respect of the unexercised portion of NBC Europe's warrant. NBC based this claim on the allegation that TV Azteca misled NBC in order to dissuade NBC Europe from exercising its warrant in full. NBC also claimed that NBC Europe has been deprived of the value of an additional equity bonus of 0.5% of the fully-diluted outstanding capital stock of TV Azteca to which NBC Europe would have been entitled had it exercised its warrants for more than 5% of TV Azteca's outstanding stock, rather than for only 1%.

In February 2000, TV Azteca and NBC commenced discussions regarding the possible settlement of all claims raised in the ICC arbitration proceeding. Based on the progress of those discussions, on March 21, 2000, TV Azteca and NBC jointly notified the ICC tribunal that settlement discussions were taking place and requested that the ICC tribunal withhold any decision in the matter for a period of 30 days, unless the ICC tribunal was informed by either party within that 30-day period that settlement discussions had been abandoned. This 30-day period was extended through April 28, 2000.

On April 28, 2000, TV Azteca and NBC entered into a binding settlement agreement. Pursuant to the settlement agreement, the arbitration proceeding before the ICC tribunal was terminated and all claims by TV Azteca against NBC and NBC Europe, and all claims by NBC and NBC Europe against TV Azteca, have been fully released and discharged. Under the terms of the settlement agreement, TV Azteca paid NBC the sum of US$46,170 (Ps510,732) in cash. This settlement was recorded in TV Azteca as an extraordinary item, net of income tax.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 12--Tax matters:

During the years ended December 31, 2000, 2001 and 2002, the Company, TV Azteca and various of TV Azteca's subsidiaries had taxable income, which was partially offset against tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps68,996, Ps470,956 and Ps359,781 during the years ended December 31, 2000, 2001 and 2002, respectively.

An analysis of the principal differences between the income tax computed at the statutory rate and the Company's income tax provision for the years ended December 31, 2000, 2001 and 2002 is shown as follows:

                                                          Year ended December 31,
                                                    -----------------------------------
                                                       2000         2001        2002
----------------------------------------------------------------------------------------
Income before provision for income tax and
  extraordinary items.............................. Ps 573,909  Ps1,349,044  Ps 864,219
                                                    ==========  ===========  ==========
Income tax expense at statutory rate............... Ps 200,868  Ps  472,165  Ps 302,477
Effects of B-10 and inflationary components........    142,511       40,847      84,622
Amortization of television concessions and goodwill    (79,113)     (84,383)   (110,520)
Advertising advances...............................     61,016      384,517     178,681
Estimated cost point rating revenues...............    (38,443)     (86,244)    (72,237)
Non-deductible stock dividends.....................     22,946           --
Exhibition rights..................................     88,051      (53,033)    (64,194)
Depreciation.......................................     28,557       46,223       7,994
Utilization of tax loss carryforwards..............    (68,996)    (470,956)   (359,781)
Benefit on tax consolidation.......................   (106,634)
Other..............................................    (58,033)     (37,720)    297,463
                                                    ----------  -----------  ----------
Income tax expense--Net............................ Ps 192,730  Ps  211,416  Ps 264,505
                                                    ==========  ===========  ==========

As a result of the changes to the Income Tax Law approved on January 1, 2002, the income tax rate will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. The effect of this gradual reduction in the tax rate will be to reduce the deferred income tax of each year.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The principal temporary items that gave rise to the recording of deferred tax liabilities (assets) are summarized as follows:

                                                                       At December 31,
                                                                ----------------------------
                                                                     2001           2002
---------------------------------------------------------------------------------------------
Exhibition rights and inventories..............................  Ps 1,051,138   Ps 1,267,703
Property, machinery and equipment--Net.........................       384,403        374,179
Allowance for bad debts........................................       (83,403)       (89,854)
Cost related to the issuance of TV Azteca Notes and Senior
  Secured Notes 2002...........................................       109,194         78,895
Payment to Corporacion de Noticias e Informacion, S. A. de C.V.       200,773        200,773
Television concessions.........................................     1,000,928      1,490,324
Advertising advances...........................................      (872,624)    (1,314,741)
Tax loss carryforwards.........................................    (2,954,930)    (2,809,091)
Other..........................................................      (298,720)       (31,448)
                                                                -------------  -------------
Tax base before valuation reserve..............................    (1,463,241)      (833,260)
Applicable income tax rate.....................................            35%            34%
                                                                -------------  -------------
                                                                     (512,134)      (283,308)
Valuation reserve for tax loss carryforwards...................       497,805        124,087
Deferred income tax asset recorded from the purchase of
  subsidiary...................................................      (200,130)
                                                                -------------  -------------
Deferred income tax asset...................................... (Ps   214,459) (Ps   159,221)
                                                                =============  =============
Deferred income tax applicable to majority stockholders........ (Ps   219,390) (Ps   209,037)
                                                                =============  =============

At December 31, 2001 and 2002, deferred income tax (recoverable) payable was analyzed as follows:

                                                                         At December 31,
                                                                     -----------------------
                                                                         2001        2002
---------------------------------------------------------------------------------------------
Deferred income tax payable (recoverable) at beginning of year......  Ps 214,765  (Ps214,459)
Less:
   Deferred income tax asset recorded from the purchase of
     subsidiary.....................................................    (200,129)
   Deferred income tax (benefit) expense for the year...............    (220,046)     43,674
   Monetary gain related to deferred income tax liabilities for the
     year...........................................................      (9,049)     11,564
                                                                     -----------  ----------
Deferred income tax recoverable at end of year...................... (Ps 214,459) (Ps159,221)
                                                                     ===========  ==========

At December 31, 2001, TV Azteca incorporated a new wholly-owned subsidiary with tax loss carryforwards. Cumulative tax losses at December 31, 2002, and their expiration dates are as follows:

         The Company  TV Azteca   COTSA     Total    Year of expiration
         ----------- ----------- ------- ----------- ------------------
                     Ps  405,252         Ps  405,252        2005
                         147,101             147,101        2006
          Ps 28,077      228,148 Ps2,496     258,721        2007
            350,149      735,649           1,085,798        2008
                          40,361              40,361        2009
                         139,963             139,963        2010
                          16,920              16,920        2011
            585,700      129,275             714,975        2012
          ---------  ----------- ------- -----------
          Ps963,926  Ps1,842,669 Ps2,496 Ps2,809,091
          =========  =========== ======= ===========

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Tax loss carryforwards can be restated by applying factors derived from the NCPI from the year in which they arise to the first-half of the year in which they are amortized.

These tax loss carryforwards may only be amortized by the company that generates them.

Note 13--Commitments and Contingencies:

Leases

TV Azteca leases the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps25,382, Ps26,288 and Ps41,236 during the years ended December 31, 2000, 2001 and 2002, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier at any time for justified cause upon 30 days' notice.

Other

The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

Note 14--Other (expense) income:

Below is a summary of the main items of other (expense) income:

                                                     Year ended December 31,
                                              ------------------------------------
                                                  2000        2001         2002
-----------------------------------------------------------------------------------
Donations (See Note 8)....................... (Ps 113,093) (Ps102,880) (Ps 108,118)
Equity in loss of affiliates.................    (107,088)    (67,894)    (111,160)
Miscellaneous expenses non-deductible for tax
  purposes...................................     (29,886)     (6,527)     (17,754)
Legal advisory services (litigation expenses)     (69,137)    (79,747)     (31,998)
Gain (loss) on sale of shares of a subsidiary      75,444      22,187         (435)
Amortization of installation charges.........                              (19,513)
Write-off of other accounts receivable.......                              (45,788)
Write-off of investments.....................                              (32,152)
Others.......................................     (47,392)     13,441      164,821
                                              -----------  ----------  -----------
                                              (Ps 291,152) (Ps221,420) (Ps 202,097)
                                              ===========  ==========  ===========

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 15--Business segments:

Effective December 31, 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company classifies its business in two principal business segments, television and movie theaters. Substantially all of the Company's activities are in Mexico.

Relevant information on these business segments are as follows:

                                                Year ended December 31,
                                       ----------------------------------------
                                           2000          2001          2002
--------------------------------------------------------------------------------
Net revenue:
   Television......................... Ps 5,986,790  Ps 6,122,805  Ps 6,739,875
   Movie theaters.....................        5,901         4,243         3,173
                                       ------------  ------------  ------------
                                       Ps 5,992,691  Ps 6,127,048  Ps 6,743,048
                                       ============  ============  ============
Operating (loss) profit:
   Television......................... Ps 1,748,067  Ps 2,099,791  Ps 2,827,356
   Less elimination entries and other.      (68,365)      (71,370)      (24,521)
                                       ------------  ------------  ------------
                                          1,679,702     2,028,421     2,802,835
   Movie theaters.....................      (10,118)      (22,643)       (8,861)
                                       ------------  ------------  ------------
                                       Ps 1,669,584  Ps 2,005,778  Ps 2,793,974
                                       ============  ============  ============
Capital expenditures:
   Television......................... Ps   201,894  Ps   176,965  Ps   240,761
   Movie theaters.....................                      8,193       (46,731)
                                       ------------  ------------  ------------
                                       Ps   201,894  Ps   185,158  Ps   194,030
                                       ============  ============  ============
Total assets (at year end):
   Television......................... Ps20,544,698  Ps21,495,281  Ps21,659,825
   Less elimination entries and other.      895,321       554,871       445,385
                                       ------------  ------------  ------------
                                         21,440,019    22,050,152    22,105,210
   Movie theaters.....................      267,341       706,910       801,610
                                       ------------  ------------  ------------
                                       Ps21,707,360  Ps22,757,062  Ps22,906,820
                                       ============  ============  ============

Note 16--New accounting pronouncements:

The MIPA issued Statement C-9, "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments" ("Statement C-9"), which went into effect January 1, 2003. Statement C-9 establishes specific rules for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of assets and contingent liabilities, and for disclosure of commitments contracted. The Company does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

The MIPA issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal", ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides presentation and disclosure in the case that there is subsequent

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

reversal of the impairment. In addition Statement C-15 provided guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements

Note 17--Reconciliation between generally accepted accounting principles in Mexico (Mexican GAAP) and United States of America (US GAAP):

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information" issued by the MIPA. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of consolidated results of operations:

                                                        Sub note  Year ended December 31,
                                                        reference -----------------------
                                                        ---------     2000        2001
---------------------------------------------------------         ------------------------
Net income (loss) applicable to majority stockholders
  under Mexican GAAP...................................            Ps 135,491  Ps 688,379
Amortization of goodwill...............................    i         (197,394)   (197,394)
NBC warrant............................................    ii          10,841
NBC settlement agreement...............................    ii         299,884
Unefon advertising.....................................   iii         416,093     385,657
Equity in loss of Unefon...............................    iv        (235,172)   (546,546)
Consent fee for Unefon rights..........................    v                     (115,223)
Todito advertising, programming and services agreement.    vi        (175,146)   (192,674)
Equity in earnings of Todito...........................    vi          63,947      91,594
Amortization of Todito goodwill........................    vi          22,643      27,260
Effect of fifth amendment to B-10......................   vii        (273,441)   (192,386)
Compensation expense from stock options................   viii       (113,964)    (35,296)
Compensation expense for Unefon stock option plan......    ix                     (54,413)
Deferred income taxes..................................    x         (210,357)     20,397
Reversal of capitalized internally produced programming   xii                    (226,375)
Exchange offer debt issuance cost......................   xiii                    (37,106)
Effect of minority interest in US GAAP adjustments.....               164,968     461,418
                                                                  -----------  ----------
Net (loss) income under US GAAP........................           (Ps  91,607) Ps  77,292
                                                                  ===========  ==========
Basic and diluted (loss) income per share..............           (Ps    0.11) Ps    0.10
                                                                  ===========  ==========
Basic weighted average number of common shares
  outstanding..........................................               800,817     800,817
                                                                  ===========  ==========

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


b. Reconciliation of stockholders' equity:

                                                        Sub note   Year ended December 31,
                                                        reference ------------------------
                                                        ---------     2000         2001
---------------------------------------------------------         -------------------------
Majority stockholders' under Mexican GAAP..............           Ps1,266,508  Ps1,859,931
Goodwill...............................................    i          888,276      690,882
Unefon advertising.....................................   iii         416,093      801,750
Unefon investment......................................    iv         192,306     (353,268)
Todito advertising, programming and services agreement.    vi        (175,146)    (367,820)
Amortization of Todito goodwill........................    vi          22,643       49,903
Equity in earnings of Todito...........................    vi          63,947      155,541
Effect of fifth amendment to B-10......................   vii         308,322      316,834
Deferred income taxes..................................    x         (331,993)    (311,596)
Reversal of capitalized internally produced programming   xii                     (226,375)
Exchange offer debt issuance cost......................   xiii                     (37,106)
Effect of minority interest in US GAAP adjustments.....              (458,802)    (143,183)
                                                                  -----------  -----------
Balance under US GAAP..................................           Ps2,192,154  Ps2,435,493
                                                                  ===========  ===========

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                                Sub note  Year ended December 31,
                                                                reference ------------------------
                                                                ---------     2000        2001
-----------------------------------------------------------------         ------------------------
Balance at beginning of year...................................           Ps2,399,108  Ps2,192,154
Net (loss) income..............................................               (91,607)      77,292
(Loss) gain from holding non-monetary assets...................              (232,392)      54,040
Effect relating to capital stock increase of Unefon, net of the
  loss from dilution...........................................    vi         199,164
Paid-in capital for Unefon stock option plan...................    ix                       22,346
Compensation expense for Unefon stock option plan..............    ix                       30,471
Effects from repurchase, valuation, option shares and
  increase of capital of subsidiaries..........................               (82,119)      59,190
                                                                          -----------  -----------
Balance at end of year.........................................           Ps2,192,154  Ps2,435,493
                                                                          ===========  ===========

d. Significant differences between US GAAP and Mexican GAAP:

  i. Goodwill

At the effective date of the privatization in 1993 in connection with which TV Azteca was formed, additional goodwill of Ps2,368,737 was recorded due to the deferred net income tax liability, relating primarily to the non-deductibility of the television concessions, required under US GAAP. The additional goodwill will be amortized over 12 years.

  ii. NBC warrant and bonus right

Under US GAAP, the NBC warrant, discussed in Note 11d., would have been initially recorded at its estimated fair value, at the date of the initial agreement, of Ps242,601, as determined based on the present value of US$25 million payment that TV Azteca would be required to pay NBC in the event NBC

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

elected not to exercise the warrant, with a corresponding amount established as deferred operating costs representing the value of the technical advisory services to be provided by NBC at the date of the agreement. Under US GAAP, TV Azteca would have amortized the deferred operating costs over the agreement period. However, at December 31, 1995, TV Azteca wrote-off the unamortized deferred operating costs associated with the agreement, based on management's opinion that there were no future benefits to be derived under the terms of the agreement.

Due to the nature of TV Azteca's obligations with respect to the warrant, it would be considered a monetary liability under US GAAP. The foreign exchange losses, the accretion of the warrant obligation and monetary gains related to the warrant would be reflected in results of operations.

The terms of the warrant agreement with NBC as discussed in Note 11d. required TV Azteca to issue 1% of its outstanding shares to NBC upon attainment of the performance goals consisting of specified market share levels or the market capitalization of TV Azteca of at least US$1,400 if a public offering of the TV Azteca's stock occurred prior to 1998 and US$1,800 if a public offering occurred after 1998. As a result of the initial public offering, TV Azteca achieved a market capitalization in excess of US$2,000.

As part of the arbitration proceedings with NBC, TV Azteca requested the rescission of all its agreements with NBC including cancellation of warrants granted to NBC Europe and NBC's rights to require TV Azteca to repurchase the unexercised portion of the warrants on the grounds that NBC did not fulfill its obligations under its agreements with TV Azteca.

An analysis of the changes in TV Azteca's temporary equity under US GAAP is as follows:

                                                      Year ended December 31, 2000
----------------------------------------------------------------------------------
Balance at beginning of year.........................          Ps 310,725
Foreign exchange loss, net of monetary loss (gain) of
  NBC warrant........................................             (10,841)
NBC settlement agreement.............................            (299,884)
                                                               ----------
Balance at end of year...............................          Ps      --
                                                               ==========

As a result of the settlement reached with NBC in April 2000, as described in
Note 11d., TV Azteca paid NBC US$46,170 (Ps510,732) in cash as settlement for claims relating to the NBC warrants and bonus right.

Under Mexican GAAP, the settlement paid to NBC was charged against results of operations of TV Azteca as an extraordinary item. The excess over the amount recorded as temporary equity in TV Azteca (Ps210,848) would be charged against results of operations during the year ended December 31, 2000. Under US GAAP, however, the net charge would not be reflected as an extraordinary item.

  iii. Unefon advertising advance

TV Azteca recorded the advertising contract signed with Unefon (see Note 8) in a manner similar to other advertising contracts that TV Azteca has entered into with related and third parties. See Note 2q.

The Unefon advertising contract is a long-term contract which originated a long-term account receivable and an advertising advance for the same amount at inception. At December 31, 2000 and 2001, the long-term unbilled accounts receivable from Unefon was Ps2,312,921 and Ps2,258,381, respectively. For US GAAP purposes, this long-term contract represents an obligation to provide services in the future that

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

would not be recorded on the balance sheet, and consequently both the receivable (except for amounts relating to services provided) and the advertising advance would not be recorded under US GAAP. Under Mexican inflation accounting rules, the accounts receivable are a US dollar denominated items that expose TV Azteca to exchange gains and losses as well as to monetary losses. The advertising advances related to the Unefon advertising contract are considered non-monetary items under Mexican GAAP and are restated for the effects of inflation.

Revenues recognized under Mexican GAAP are based on the indexed value of the advances recorded as the GRPs are consumed based on a rate schedule established in the contract. For US GAAP purposes, revenues would be recognized based on the average cost per GRPs as the GRPs are consumed.

The following tables illustrate the differences between Mexican and US GAAP in the method of accounting for the advertising contract with Unefon:

                                          Year ended December 31, 2000
                                     --------------------------------------
                                      Mexican GAAP   US GAAP    Difference
    ------------------------------------------------------------------------
    Long term receivable from Unefon  Ps 2,123,149  Ps226,321  (Ps1,896,828)
    Unefon advertising advance......    (2,312,921)               2,312,921
                                     -------------  ---------  ------------
    Net (liabilities) assets........ (Ps   189,772) Ps226,321   Ps  416,093
                                     =============  =========  ============
    Revenues........................  Ps     9,521  Ps237,576   Ps  228,055
    Exchange (loss) gain............       (12,725)    (2,117)       10,608
    Monetary (loss) gain............      (186,568)    (9,138)      177,430
                                     -------------  ---------  ------------
    Total........................... (Ps   189,772) Ps226,321   Ps  416,093
                                     =============  =========  ============

                                          Year ended December 31, 2001
                                     --------------------------------------
                                      Mexican GAAP   US GAAP    Difference
    ------------------------------------------------------------------------
    Long term receivable from Unefon  Ps 1,931,139  Ps474,508  (Ps1,456,631)
    Unefon advertising advance......    (2,258,381)               2,258,381
                                     -------------  ---------  ------------
    Net (liabilities) assets........ (Ps   327,242) Ps474,508   Ps  801,750
                                     =============  =========  ============
    Cumulative:
    Revenues........................  Ps    75,844  Ps528,926   Ps  453,082
    Exchange (loss) gain............      (121,555)   (29,869)       91,686
    Monetary (loss) gain............      (281,531)   (24,549)      256,982
                                     -------------  ---------  ------------
    Total........................... (Ps   327,242) Ps474,508   Ps  801,750
                                     =============  =========  ============

  iv. Unefon investment

TV Azteca acquired a 50% interest in Unefon on October 28, 1999. Unefon commenced operations in February 2000. TV Azteca's share of the stockholders' equity of Unefon at the date of acquisition under US GAAP was Ps105,991 greater than the amount recorded under Mexican GAAP due to the capitalized monetary gain net of the pre-operating expenses. This excess would result in an increase in TV Azteca's stockholders' equity under US GAAP since this was an acquisition of an entity under common control and the difference between the book value acquired and the amount paid would be considered as an additional contribution from the stockholder.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


As a result of the Rights granted to TV Azteca's stockholders in October 2000, TV Azteca stopped recognizing its participation in the losses of Unefon. Under US GAAP, TV Azteca would continue to recognize its participation in the losses of Unefon until such Rights are exercised.

TV Azteca's share of Unefon's net loss for years ended December 31, 2000 and 2001 under US GAAP were Ps329,630 and Ps546,546 compared to Ps94,458 and zero under Mexican GAAP, respectively. The principal differences were due to pre-operating expenses, advertising expenses, revenue recognition, recognition of the participation in the losses mentioned in the preceding paragraph and capitalized interest and monetary gain.

During 2000, Unefon completed an initial public offering. Net proceeds received from the offering amounted to Ps991,900. As a result of the offering, TV Azteca's participation in Unefon decreased from 50% to 46.5%. The increase in Unefon's stockholders' equity would increase TV Azteca's investment in Unefon with a corresponding increase in TV Azteca's stockholders' equity under US GAAP of Ps350,701, which was reflected by the Company as a credit to the majority stockholders' equity of Ps199,162 and the difference was credited to minority stockholders' equity.

The following table illustrates the differences between Mexican and US GAAP in the method of accounting for TV Azteca's investment in Unefon:

                                                                 At December 31,
                                                            ------------------------
                                                                2000         2001
-------------------------------------------------------------------------------------
Investment in Unefon under Mexican GAAP.................... Ps1,809,528  Ps1,848,485
                                                            -----------  -----------
Equity in loss.............................................    (242,900)    (789,446)
Acquisition--Excess basis..................................     105,991      105,991
Reversal of capitalized consent fee for Unefon Rights......                 (115,223)
Paid-in capital for Unefon stock option plan...............                   39,902
Effect relating to capital stock increase of Unefon, net of
  the loss from the dilution...............................     350,701      350,701
Reversal of loss from holding non-monetary assets for
  Unefon investment........................................     (21,486)      54,807
                                                            -----------  -----------
                                                                192,306     (353,268)
                                                            -----------  -----------
Investment in Unefon under US GAAP......................... Ps2,001,834  Ps1,495,217
                                                            ===========  ===========

Summarized financial information at December 31, 2001 and 2002 and the years then ended for Unefon, stated in Mexican pesos, is as follows:

                                At and for the year ended December 31,
                         ----------------------------------------------------
                             Under Mexican GAAP           Under US GAAP
                         -------------------------  -------------------------
                             2000         2001          2000         2001
 -----------------------------------------------------------------------------
 Current assets......... Ps1,327,481  Ps   715,975  Ps1,386,186  Ps 1,125,736
 Non-current assets.....   7,725,254     8,452,660    7,763,189     8,773,292
 Current liabilities....     685,056     1,555,126      674,990     1,852,820
 Non-current liabilities   3,953,029     4,284,194    4,169,368     4,830,687
 Stockholders' equity...   4,414,650     3,329,315    4,305,017     3,215,521

 Revenues...............     317,822     1,748,788      216,330     1,560,156
 Gross margin...........    (311,415)     (859,769)    (802,017)   (1,024,916)
 Net loss...............    (339,462)   (1,112,668)    (659,259)   (1,175,368)

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  v. Unefon Rights

As discussed in Note 7, TV Azteca's Board of Directors granted rights to certain stockholders of TV Azteca to acquire a pro-rata share of the Unefon shares currently owned by TV Azteca. The Rights to acquire the Unefon shares were subject to the receipt of consents from the Holders of the TV Azteca Notes and Azteca Holdings Senior Secured Notes 2002, which were obtained on March 27, 2001, the receipt of regulatory approvals and third parties approvals, including the approval of Nortel. In addition, the Rights are subject to the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

On March 27, 2001, TV Azteca paid a fee totaling Ps115,223 to certain holders of the TV Azteca Notes to obtain the required consent for the grant of the rights to acquire a pro-rata share of the Unefon shares owned by TV Azteca. Under Mexican GAAP, TV Azteca capitalized the consent fee as a part of its total investment in Unefon. Under US GAAP, this consent fee would be recognized in earnings during the year.

  vi. Todito investment

For Mexican GAAP purposes, TV Azteca's investment in Todito (see Note 7) was accounted for as a purchase and generated goodwill of Ps543,370. Goodwill amortization recorded under Mexican GAAP during the years ended December 31, 2000 and 2001 amounted to Ps22,643 and Ps27,260, respectively. Prior to TV Azteca's investment, Todito was a wholly-owned subsidiary of Dataflux, S. A. de
C. V., a company controlled by the brother of Mr. Salinas Pliego. Under US GAAP, TV Azteca's investment in Todito would be accounted for as a transaction between companies under common control and would be recorded based on the historical cost of the advertising, programming and sales services provided to Todito when such services are provided. Under US GAAP, there was no cost to TV Azteca associated with providing the programming to Todito for the years ended December 31, 2000 and 2001. The cost of providing advertising and the sales services were Ps2,170 and Ps5,356 during the years ended December 31, 2000 and 2001, respectively. Furthermore, there was no cost to TV Azteca associated with providing the advertising and sales services during the year ended December 31, 2001.

Revenues related to the advertising provided to Todito under the terms of the agreement are recognized under Mexican GAAP when the advertising is utilized based on the peso equivalent amount of the advertising at the date of the agreement, indexed for the effects of inflation. Revenues related to the content and sales services provided to Todito under the terms of the agreement are recognized under Mexican GAAP on a straight line basis over the life of the agreement based on the peso equivalent amount of the programming and services at the date of the agreement indexed for the effects of inflation.

The following table illustrates the differences between Mexican and US GAAP in the method of accounting for TV Azteca's investment in Todito:

                                At December 31, 2000    At December 31, 2001
                               ----------------------  ----------------------
                               Investment   Goodwill   Investment   Goodwill
                               in Todito    in Todito  in Todito    in Todito
  ----------------------------------------------------------------------------
  Amounts under Mexican GAAP.. Ps 482,491  Ps 520,727  Ps 397,883  Ps 493,467
  Reverse investment in Todito   (543,430)   (543,370)   (539,901)   (543,370)
  Equity in earnings..........     63,947                 155,541
  Amortization of goodwill....                 22,643                  49,903
                               ----------  ----------  ----------  ----------
  Amounts under US GAAP....... Ps   3,008  Ps      --  Ps  13,523  Ps      --
                               ==========  ==========  ==========  ==========

TV Azteca's share of Todito's net gain for the years ended December 31, 2000 and 2001 under US GAAP were Ps53 and Ps6,051, respectively, compared to a net loss of Ps64,000 and Ps85,543,

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

respectively, under Mexican GAAP. The difference is due to the pre-operating expenses and the cost of advertising and programming services provided by TV Azteca that have been capitalized and expensed for Mexican GAAP purposes, respectively.

Revenues recognized in connection with the Todito agreement under Mexican and US GAAP were as follows:

                                      Year ended December 31, 2000
                                      ----------------------------
                                       Mexican    US
                                        GAAP     GAAP   Difference
             ------------------------------------------------------
             Revenues recognized for:
                Advertising.......... Ps 95,530 Ps2,170 (Ps 93,360)
                Programming..........    81,786            (81,786)
                Services.............     5,356   5,356
                                      --------- ------- ----------
                                      Ps182,672 Ps7,526 (Ps175,146)
                                      ========= ======= ==========

                                            Year ended December 31, 2001
                                           -----------------------------
                                            Mexican    US
                                             GAAP     GAAP    Difference
       ------------------------------------------------------------------
       Cumulative revenues recognized for:
          Advertising..................... Ps165,184 Ps2,170 (Ps 163,014)
          Programming.....................   196,564            (196,564)
          Services........................    13,598   5,356      (8,242)
                                           --------- ------- -----------
                                           Ps375,346 Ps7,526 (Ps 367,820)
                                           ========= ======= ===========

  vii. Effects of fifth amendment to Statement B-10

As mentioned in Note 2a., the Company restates its exhibition rights and equipment of foreign origin based on the devaluation of the Mexican peso against the foreign currencies of, and by applying inflation factors of the countries in which they originate. This methodology does not comply with Rule 3-20 of the SEC's Regulation S-X for presenting price level financial statements, and consequently the Company has determined the effects on exhibition rights and equipment of foreign origin and current year depreciation and amortization and reflected them in its results of operations and financial position under US GAAP.

  viii. Employee stock option plans

The granting of stock options in the fourth quarter of 1997 by TV Azteca at exercise prices below the then current market prices of CPOs would result in non-cash compensation cost under US GAAP of approximately Ps113,964 and Ps35,296 for 2000 and 2001, respectively, as determined under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". The majority of the options granted were pursuant to plans which would be considered variable plans under US GAAP, since the number of shares exercisable is contingent upon TV Azteca achieving specified financial goals and employees' performance. TV Azteca expects to record non-cash compensation expense in future periods in connection with these plans.

Had compensation cost for TV Azteca's employees stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock Based Compensation", TV Azteca's compensation expense would have been Ps40,510 and Ps17,869 for 2000 and 2001, respectively, and the net (loss)

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

income and net (loss) income per share would have been reduced to the pro forma amounts indicated below:

                                                  Year ended December 31,
                                                  -----------------------
                                                     2000        2001
          ---------------------------------------------------------------
          Net (loss) income as reported.......... (Ps91,607)   Ps77,292
                                                   =========    ========
          Net (loss) income pro forma............ (Ps18,152)   Ps94,719
                                                   =========    ========
          Net (loss) income per share as reported (Ps  0.11)   Ps  0.10
                                                   =========    ========
          Net (loss) income per share pro forma.. (Ps  0.02)   Ps  0.12
                                                   =========    ========

The effect on net (loss) income and net (loss) income per share is not expected to be indicative of the effects in future years. The fair value of each option granted is estimated on the date of grant using the weighted average of the Black-Scholes option pricing model and simple binomial model with the following assumptions:

                                                    Year ended
                                                    December 31,
                                                    ----------
                                                    2000   2001
                ------------------------------------------------
                Expected volatility................ .353   .391
                Risk-free interest rate............   18%    10%
                Expected life of options (in years)    5      5
                Expected dividend yield............   10%    10%

The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The following table summarizes activity under TV Azteca's stock option plans during the years ended December 31, 2000 and 2001:

                                        Number of options  Weighted-average
                                       (thousands of CPOs)  exercise price
    -----------------------------------------------------------------------
    Outstanding at January 31, 2000...        68,712             0.32
    Granted...........................         1,886             0.29
    Exercised.........................       (15,652)            0.31
                                             -------
    Outstanding at December 31, 2000..        54,946
    Granted...........................            --             0.29
    Exercised.........................       (10,405)            0.29
                                             -------
    Outstanding at December 31, 2001..        44,541
                                             =======
    Outstanding options exercisable at
      December 31,
    2000..............................        14,000             0.32
                                             =======
    2001..............................        18,651             0.32
                                             =======

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  ix. Compensation expense for Unefon stock plan

On November 15, 2000, the Board of Directors of Unefon initiated a stock option plan (the "Unefon Stock Option Plan") for its employees and stockholders. Pursuant to the Unefon Stock Option Plan, TV Azteca has the right to receive or designate the beneficiaries of the option to purchase 120,152,229 shares at US$0.1507 per share. The Unefon Stock Option Plan has a vesting period of five years as follows: 10% during 2001, 10% during 2002, 20% during 2003, 30% during 2004, and 30% during 2005. The fair value of the options granted to TV Azteca totaled US$56,201. TV Azteca designated certain employees as the sole beneficiaries of the Unefon Stock Option Plan.

Under US GAAP, TV Azteca would recognize as compensation expense the vested options since TV Azteca is designating certain employees as the sole beneficiaries of the Unefon Stock Option Plan. At December 31, 2001, TV Azteca recognized Ps54,413 as compensation expense related to the Unefon Stock Option Plan.

  x. Deferred income tax

As stated in Note 2n., income tax expense was recorded under Mexican GAAP through December 31, 1999 following inter-period allocation procedures under the partial liability method. Under this method, deferred income tax is recognized only in respect of identifiable, non-recurring timing differences between taxable and book income. This substantially eliminated all deferred taxes under Mexican GAAP. Also, under Mexican GAAP through December 31, 1999 the benefit from utilizing tax loss carryforwards and asset tax credits was not recognized until utilized, at which time it was presented as an extraordinary item. This substantially eliminated all deferred taxes under Mexican GAAP. Effective January 1, 2000, the Company adopted the provisions of Revised Statement D-4 "Accounting Treatment of Income Tax, Assets Tax and Employees' Profit Sharing". Under this method, deferred tax assets or liabilities are recognized for all differences between the book value and the tax value of assets and liabilities. The cumulative effect of adopting Statement D-4 as of January 1, 2000 was to increase deferred tax liabilities by Ps524,879, reduce minority stockholders' equity by Ps299,670 and reduce majority stockholders' equity by Ps225,209.

There would be no effect of adoption Revised Statement D-4 under US GAAP relating to TV Azteca's investment in Unefon.

Under US GAAP, the Company follows Statement of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income.

The temporary differences under SFAS 109 are determined based on the difference between the indexed tax basis amount of the asset or liability and the related stated amount reported in the financial

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

statements. Except as indicated in the following paragraph the deferred tax expense or benefit should be calculated as the difference between (a) deferred tax assets and liabilities reported at the end of the current year determined as indicated above and (b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

Gains and losses from holding non-monetary assets are recorded in stockholders' equity. It is the Company's policy to reflect in results of operations the deferred income taxes that arise as a result of such gains (losses) from holding non-monetary assets. The significant components of income tax expense (benefit) under US GAAP were as follows:

                                  Year ended December 31,
                                  -----------------------
                                    2000         2001
---------------------------------------------------------
Current.........................  Ps 17,927   Ps 211,416
Deferred........................    (99,755)    (249,492)
                                 ----------  -----------
Total benefit                    (Ps 81,828) (Ps  38,076)
                                 ==========  ===========

The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and the Company's provision for income tax in each period:

                                                        Year ended December 31,
                                                       ------------------------
                                                           2000         2001
--------------------------------------------------------------------------------
(Loss) income before income tax (benefit) expense..... (Ps 176,537)  Ps 247,083
                                                       ===========  ===========
Income tax (benefit) expense at statutory rate........ (Ps  61,788)  Ps  86,480
Non-deductible stock dividends........................      22,946
Effects of inflationary components....................     145,710       11,003
Miscellaneous expenses non-deductible for tax purposes      24,805       14,810
Benefit of tax consolidation..........................    (106,634)    (120,284)
Other.................................................    (106,867)     (30,085)
                                                       -----------  -----------
Net income tax benefit................................ (Ps  81,828) (Ps  38,076)
                                                       ===========  ===========

During 1999, TV Azteca and its external legal and tax advisers evaluated the deductibility of the concession rights and concluded that such rights are deductible for tax purposes, over the period granted by such concessions. Based on this conclusion and a confirmation received from the Mexican tax authorities in March 2000, TV Azteca adjusted the previously recorded deferred tax liability.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as follows:

                                                       Year ended December 31,
                                                    ----------------------------
                                                         2000           2001
---------------------------------------------------------------------------------
Deferred income tax assets:
Current
   Advertising advances and other..................  Ps   212,163   Ps   172,285
                                                    -------------  -------------
Non-current
   Tax loss carryforwards and other................       349,547      1,034,226
   Deferred income tax asset recorded from the
     purchase of subsidiary........................                      200,129
   Valuation reserve for tax loss carryforwards....                     (497,805)
                                                    -------------  -------------
                                                          349,547        736,550
                                                    -------------  -------------

                                                          561,710        908,835
                                                    -------------  -------------

Deferred income tax liability:
Current
   Inventories and provisions......................      (488,959)      (306,054)
                                                    -------------  -------------
Non-current
   Television concessions..........................      (210,548)      (350,325)
   Property, machinery and equipment and other.....      (408,962)      (349,593)
                                                    -------------  -------------
                                                         (619,510)      (699,918)
                                                    -------------  -------------

                                                       (1,108,469)    (1,005,972)
                                                    -------------  -------------

Net deferred tax liabilities under US GAAP.........      (546,759)       (97,137)
                                                    -------------  -------------
Net deferred tax (liabilities) assets under Mexican
  GAAP.............................................      (214,766)       214,459
                                                    -------------  -------------

US GAAP adjustment................................. (Ps   331,993) (Ps   311,596)
                                                    =============  =============

The difference between net deferred tax (liabilities) assets under Mexican and US GAAP at December 31, 2000 and 2001, relates primarily to the effects of the Fifth Amendment to Statement B-10 and the cancellation of the deferred tax asset related to the option for sale of an affiliate.

During the year ended December 31, 2001, TV Azteca acquired a company with tax loss carryforwards. Under Mexican and US GAAP, TV Azteca recorded a tax asset of Ps939,616 and an income tax benefit of Ps328,866.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  xi. Exhibition rights

A license agreement for program material is reported as an asset and a liability, under US GAAP, when the license period begins and all of the following conditions are met: the cost of each program is known or reasonably determinable, the program material has been accepted by the license and the program is available for its first showing or telecast. Under Mexican GAAP, the rights acquired and obligations incurred are recorded when the license agreements are signed. At December 31, 2000 and 2001, Ps195,413 and Ps382,332, respectively, of deferred exhibition rights would not be recorded under US GAAP, since the related program material was not yet available to the Company. Since the Company's obligations under the license agreements and the deferred exhibition rights are considered monetary and non-monetary items, respectively, under the Mexican inflation accounting rules, the early recognition of the Company's obligations, prior to the period in which the program material is available for its first showing, overstates the monetary gain and exchange losses related to these obligations under US GAAP. However, since the obligations are US dollar denominated, the net effect of the related exchange losses and monetary gains, under US GAAP, are immaterial during the periods presented.

  xii. Production costs of internally produced programming

Under Mexican GAAP, TV Azteca expensed production costs of internally produced programming when the programs are initially aired, except in the case of telenovelas, where some of the production costs are amortized over a period of four-years based on estimates of secondary market revenue.

Under US GAAP, on January 1, 2001, TV Azteca adopted the American Institute of Certified Public Accountants Statement of Position No. 00-2, "Accounting by Producers and Distributors of Films", which replaced SFAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" ("SOP 00-2"). SOP 00-2 provides that film costs should be accounted for under an inventory model and discusses various topics such as revenue recognition and accounting for exploitation costs and impairment assessment. In addition, SOP 00-2 establishes criteria for which revenues should be included in TV Azteca's ultimate revenue projections. As discussed in Note 7, during 2001, TV Azteca renegotiated its contract with Azteca America. Pursuant to SOP 00-2, given its limited experience with Azteca America, TV Azteca reversed capitalized production costs of internally produced programming totaling Ps226,376.

  xiii. Exchange offer debt issuance cost

As discussed in Note 9, the Company exchanged US$128,970 of its Senior Secured Notes 2002 for Senior Secured Notes 2005. Under Mexican GAAP, the Company capitalized Ps48,219 of debt issuance cost incurred in the exchange offer. In addition, the Company wrote-off Ps11,113, representing the unamortized debt issuance cost of the original debt. Under US GAAP, the debt issuance cost relating to the exchange offer would be expensed in accordance with EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" since the terms of the Senior Secured Notes 2005 are not considered to be substantially different. Furthermore, the unamortized portion of the Senior Secured Notes 2002 would be amortized over the new term of the Senior Secured Notes 2005.

  xiv. Comprehensive income

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). During the periods presented, the Company had no change in equity from transactions or other events and circumstances from non-owner sources under US GAAP. Accordingly, a statement of comprehensive income (loss) has not been provided as comprehensive income (loss) equals net income (loss) for all periods presented.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  xv. Fair value information

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

Cash and cash equivalents, accounts receivable and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

Bank loans and documents payable. The Company's bank loans and documents payable bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 2000 and 2001 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans are a reasonable estimate of their fair value.

TV Azteca Notes, Senior Secured Notes 2002 and Senior Secured Notes 2005. The carrying value of TV Azteca Notes, Senior Secured Notes 2002 and Senior Secured Notes 2005 and the related fair value based on the quoted market prices for the same or similar issues at December 31, 2001 were Ps4,114,901, Ps1,220,238 and Ps1,248,703, respectively, and Ps4,066,190, Ps1,240,067 and Ps1,248,703, respectively. At December 31, 2000, the carrying value of the TV Azteca Notes and Senior Secured Notes 2002 and 2005 and the related fair value were Ps7,241,219 and Ps7,021,683, respectively.

  xvi. Property, machinery and equipment

Under US GAAP, advances for the acquisition of machinery and equipment would be classified as prepayments. As of December 31, 2000 and 2001, the Company had advances of Ps66,659 and Ps74,568, respectively.

  xvii. Other employee benefits

The Company has no post-retirement health care insurance or other benefit plans. Therefore, SFAS No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions", SFAS No. 112, "Employers' Accounting for Post-employment Benefits" and SFAS No. 132, "Employers' Disclosure about Pension and other Post-retirement Benefits", would have no effect on the Company's financial position.

  xviii. Effect of recently issued accounting standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have material import in the consolidated financial statements of the company.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB opinion No. 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

statements at that date. The Company is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 will have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged and generally are to be applied prospectively. The Company does not expect the adoption of SFAS 144 will have a material impact on its consolidated financial statements.

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  xix. Cash flow information

Under US GAAP, a statement of cash flows is prepared based on provisions of FAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flow statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

The Company has further segregated the effects of exchange rate changes and inflationary effect on cash from other cash flow activities as provided in the following condensed cash flow statement.

                                                                                                     Year ended December 31,
                                                                                                   --------------------------
                                                                                                       2000          2001
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net (loss) income................................................................................. (Ps   91,607) Ps    77,292
Adjustments:
   Gain on sale of subsidiary.....................................................................      (17,797)
   Minority interest..............................................................................       (3,102)      207,868
   Compensation expense from stock options........................................................      113,964        35,296
   Amortization and depreciation..................................................................      948,923       943,292
   NBC settlement agreement.......................................................................      210,848
   Deferred income tax............................................................................      (99,755)     (249,492)
   Equity in loss of affiliates...................................................................      278,312       519,756
   Unefon stock option plan.......................................................................                     54,413
   Foreign exchange loss, net of monetary gain on NBC warrant.....................................      (10,841)
   Unrealized foreign exchange loss, net of monetary gain relating to financing activities........      144,570      (425,876)
   Monetary gain on financing activities..........................................................     (585,765)     (184,276)
   Net changes in working capital.................................................................      179,893       611,176
   Acquisition of shares, net.....................................................................       13,260
                                                                                                   ------------  ------------
Net cash provided by operating activities.........................................................    1,080,903     1,589,449
                                                                                                   ------------  ------------
Cash flows from investing activities:
Acquisition of machinery and equipment............................................................     (170,018)     (178,474)
Exhibition rights purchased.......................................................................     (413,699)     (648,594)
Investment in Unefon..............................................................................
Investment in affiliates of Pappas Telecasting Companies, through Azteca America..................                   (660,031)
Loan granted to from Pappas Southern California, LLC..............................................                   (191,124)
Effect in cash relating to the sale of a subsidiary...............................................       (5,399)
Pledged securities................................................................................      150,864
                                                                                                   ------------  ------------
Net cash used in investing activities.............................................................     (438,252)   (1,678,223)
                                                                                                   ------------  ------------
Cash flows from financing activities:
Debt received.....................................................................................      650,864       337,422
Debt paid.........................................................................................     (689,645)     (127,836)
Effect relating to capital stock increase and premium on issuance of capital stock of subsidiaries      285,563
Effects from repurchase, and valuation of capital of subsidiary...................................     (288,878)      200,638
Dividends paid to minority interest...............................................................      (28,434)      (26,922)
Payment to NBC as settlement for warrant and bonus right..........................................     (510,730)
                                                                                                   ------------  ------------
Net cash (used in) provided by financing activities...............................................     (581,260)      383,302
                                                                                                   ------------  ------------
Effect of inflation and exchange rate changes on cash.............................................       99,011        57,558
                                                                                                   ------------  ------------
Increase in cash and cash equivalents.............................................................      160,402       352,086
Cash and cash equivalents at beginning of year....................................................    1,205,273     1,365,675
                                                                                                   ------------  ------------
Cash and cash equivalents at end of year..........................................................  Ps1,365,675  Ps 1,717,761
                                                                                                   ============  ============
Supplemental disclosure:
Cash paid during the period for:
Interest..........................................................................................  Ps1,050,664  Ps   957,213
                                                                                                   ============  ============
Income tax........................................................................................  Ps  252,664  Ps    81,142
                                                                                                   ============  ============

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


e. Condensed balance sheets and results of operations:

The following condensed balance sheets and results of operations reflect the effects of the principal differences between Mexican GAAP and US GAAP:

CONDENSED BALANCE SHEET

                                                                                 At December 31,
                                                                                 ---------------
                                                                                      2001
------------------------------------------------------------------------------------------------
Current assets..................................................................  Ps 7,796,995
Property, machinery and equipment--Net..........................................     2,642,110
Television concessions--Net.....................................................     3,742,945
Investment in Unefon............................................................     1,495,216
Investment in affiliates of Pappas Telecasting Companies, through Azteca America       660,031
Goodwill--Net...................................................................     1,785,282
Other assets....................................................................     2,266,490
Deferred income tax assets......................................................       736,550
                                                                                  ------------
Total assets....................................................................  Ps21,125,619
                                                                                  ============
Short-term debt.................................................................  Ps   566,872
Advertising advances............................................................     4,850,290
Deferred income tax payable.....................................................       306,054
Other current liabilities.......................................................     1,574,370
                                                                                  ------------
Total current liabilities.......................................................     7,297,586
                                                                                  ------------
Guaranteed senior notes and senior secured notes................................     6,583,842
Long-term debt..................................................................     1,507,826
Exhibition rights payable.......................................................       206,079
Deferred income tax payable.....................................................       699,918
                                                                                  ------------
Total long-term liabilities.....................................................     8,997,665
                                                                                  ------------
Minority interest...............................................................     2,394,876
                                                                                  ------------
Stockholders' equity............................................................     2,435,492
                                                                                  ------------
Total liabilities and stockholders' equity......................................  Ps21,125,619
                                                                                  ============

--------------------------------------------------------------------------------

Azteca Holdings, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


CONDENSED RESULTS OF OPERATIONS

                                                           Year ended December 31,
                                                         ---------------------------
                                                              2000          2001
-------------------------------------------------------------------------------------
Net revenue.............................................  Ps 6,045,598  Ps 6,170,131
Costs and expenses:
   Programming, production, exhibition and transmission
     costs..............................................     2,879,342     2,794,043
   Selling and administrative expenses..................     1,057,001     1,062,541
   Depreciation and amortization........................       948,924       943,292
   NBC settlement agreement.............................       210,848
   Other expense--Net...................................       462,377       791,595
                                                         -------------  ------------
Operating income........................................       487,106       578,660
                                                         -------------  ------------
Comprehensive financing cost:
   Interest expense.....................................    (1,291,966)   (1,166,345)
   Interest income......................................       208,962       227,935
   Exchange (loss) income--Net..........................      (166,404)      422,557
   Gain on monetary position............................       585,765       184,276
                                                         -------------  ------------
Net comprehensive financing cost........................      (663,643)     (331,577)
                                                         -------------  ------------
(Loss) income before income tax benefit.................      (176,537)      247,083
Income tax benefit......................................        81,828        38,076
                                                         -------------  ------------
Net (loss) income before minority interest..............       (94,709)      285,159
Minority interest.......................................         3,102      (207,867)
                                                         -------------  ------------
Net (loss) income....................................... (Ps    91,607) Ps    77,292
                                                         =============  ============

--------------------------------------------------------------------------------

                  TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Report of independent accountants

Mexico City, February 7, 2003, except for the Pappas Group recent developments in Note 7, which is as of February 11, 2003

To the Stockholders and Board of Directors of TV Azteca, S. A. de C. V. and subsidiaries:

We have audited the consolidated balance sheets of TV Azteca, S. A. de C. V. and its subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of results of operations, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2002 all expressed in constant pesos of December 31, 2002 purchasing power. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of TV Azteca, S. A. de C. V. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, and the changes in stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 2002 purchasing power, for each of the two years in the period ended December 31, 2001 and the determination of consolidated stockholders' equity and consolidated financial position as of December 31, 2000 and 2001 also expressed in pesos of December 31, 2002 purchasing power to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers

Manuel Leyva Vega
Audit Partner

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

(Note 1)
CONSOLIDATED BALANCE SHEETS

                                                                                At December 31,
                                                                   -----------------------------------------
                                                                       2001                  2002
-------------------------------------------------------------------------------------------------------------
                                                                   Thousands of Mexican pesos
                                                                      of December 31, 2002      Thousands of
                                                                        purchasing power       US Dollars (*)
Assets
Current assets:
   Cash and marketable securities (Note 4)........................ Ps 1,650,871  Ps 1,393,273   US$  134,033
   Accounts receivable (Note 5)...................................    4,927,444     4,921,200        473,421
   Due from related parties (Note 8)..............................      426,794       484,682         46,626
   Exhibition rights..............................................      545,151       309,597         29,783
   Inventories....................................................      136,395       134,269         12,917
                                                                   ------------  ------------   ------------
      Total current assets........................................    7,686,655     7,243,021        696,780
Investment in Unefon, S. A. de C. V. ("Unefon") (Note 7)..........    1,848,485     1,755,942        168,922
Accounts receivable from Unefon (Note 8)..........................    1,931,139     2,009,067        193,272
Exhibition rights.................................................    1,043,068     1,379,583        132,716
Property, machinery and equipment--Net (Note 6)...................    2,304,077     2,231,443        214,665
Television concessions--Net (Note 2l.)............................    3,742,945     3,741,702        359,953
Other assets (Note 7).............................................    1,201,752     1,182,999        113,804
Investment in Todito.com, S. A. de C. V. ("Todito") (Note 7)......      397,883       319,986         30,783
Advance payments to Pappas Telecasting Companies, through
 Azteca America (Note 7)..........................................      660,031     1,154,479        111,061
Goodwill--Net (Note 7)............................................      679,246       641,603         61,722
                                                                   ------------  ------------   ------------
      Total assets................................................ Ps21,495,281  Ps21,659,825   US$2,083,678
                                                                   ============  ============   ============
Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term bank loans (Note 9)............... Ps    38,418  Ps    47,179   US$    4,539
   Short-term debt (Note 9).......................................      528,455       389,997         37,518
   Interest payable...............................................      197,979       206,613         19,876
   Exhibition rights payable......................................      671,534       598,878         57,612
   Accounts payable and accrued expenses..........................      777,150       633,031         60,898
   Due to related parties (Note 8)................................       61,657        81,281          7,819
                                                                   ------------  ------------   ------------
Total current liabilities.........................................    2,275,193     1,956,979        188,262
                                                                   ------------  ------------   ------------
Long-term liabilities:
   Guaranteed senior notes (Note 9)...............................    4,114,901     4,417,875        425,000
   Bank loans (Note 9)............................................    1,507,825     1,302,915        125,341
   Advertising advances (Note 2q.)................................    4,639,819     4,446,264        427,731
   Unefon advertising advance (Note 8)............................    2,258,381     2,167,340        208,498
   Todito advertising, programming and services advance (Note 8)..      715,446       504,418         48,525
   Exhibition rights payable......................................      206,079       246,096         23,674
   Deferred income tax payable (Note 12)..........................                     25,534          2,456
                                                                   ------------  ------------   ------------
      Total long-term liabilities.................................   13,442,451    13,110,442      1,261,225
                                                                   ------------  ------------   ------------
      Total liabilities...........................................   15,717,644    15,067,421      1,449,487
                                                                   ------------  ------------   ------------
Commitments and contingencies (Note 13)
Stockholders' equity (Note 11):
   Capital stock..................................................    2,737,188     2,740,130        263,601
   Premium on the issuance of capital stock.......................    1,920,032     1,762,781        169,580
   Legal reserve..................................................       97,564       172,964         16,639
   Reserve for the repurchase of shares...........................    1,041,662     1,013,123         97,463
   Retained earnings..............................................    1,325,727     2,194,872        211,147
   Insufficiency in the restatement of capital....................   (1,352,907)   (1,300,183)      (125,078)
                                                                   ------------  ------------   ------------
   Majority stockholders' equity..................................    5,769,266     6,583,687        633,352
   Minority stockholders' equity (Note 1).........................        8,371         8,717            839
                                                                   ------------  ------------   ------------
      Total stockholders' equity..................................    5,777,637     6,592,404        634,191
                                                                   ------------  ------------   ------------
      Total liabilities and stockholders' equity.................. Ps21,495,281  Ps21,659,825   US$2,083,678
                                                                   ============  ============   ============

--------
(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per US dollar and are not covered by the Report of Independent Accountants.

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


(Note 1)

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

                                                         Year ended December 31,
                                        --------------------------------------------------------------
                                            2000            2001                     2002
-------------------------------------------------------------------------------------------------------
                                        Thousands of Mexican pesos of December 31,      Thousands of US
                                        2002 purchasing power, except per share amounts   Dollars (*)
Net revenue............................  Ps5,986,790     Ps6,122,805     Ps 6,689,957     US$ 643,575
                                         ------------    ------------   -------------    ------------
Programming, production and
  transmission costs...................    2,680,067       2,470,020        2,510,898         241,549
Selling and administrative expenses....      939,709         956,657          974,282          93,726
                                         ------------    ------------   -------------    ------------
Total costs and expenses...............    3,619,776       3,426,677        3,485,180         335,275
                                         ------------    ------------   -------------    ------------
Profit before depreciation and
  amortization.........................    2,367,014       2,696,128        3,204,777         308,300
Depreciation and amortization (Notes
  2h. and 2l.).........................      626,851         604,239          385,325          37,068
                                         ------------    ------------   -------------    ------------
Operating profit.......................    1,740,163       2,091,889        2,819,452         271,232
                                         ------------    ------------   -------------    ------------
Other expenses--Net (Note 14)..........     (376,217)       (243,851)        (441,588)        (42,481)
                                         ------------    ------------   -------------    ------------
Comprehensive financing cost:
   Interest expense....................     (791,033)       (743,485)        (725,270)        (69,771)
   Other financing expense (Note 4)....     (143,456)        (27,400)        (135,708)        (13,055)
   Interest income.....................      188,271         239,927          191,950          18,466
   Exchange (loss) income--Net
     (Note 3)..........................     (127,912)        197,676         (353,139)        (33,973)
   Gain (loss) on monetary position....      208,910           2,387          (81,729)         (7,863)
                                         ------------    ------------   -------------    ------------
   Net comprehensive financing cost....     (665,220)       (330,895)      (1,103,896)       (106,196)
                                         ------------    ------------   -------------    ------------
   Income before provision for income
     tax, deferred income tax and
     extraordinary item................      698,726       1,517,143        1,273,968         122,555
Provisions for (Note 12):
   Income tax..........................     (184,479)       (209,934)        (264,158)        (25,412)
   Deferred income tax benefit
     (expense).........................      204,451         198,905          (25,534)         (2,456)
                                         ------------    ------------   -------------    ------------
   Income before extraordinary item....      718,698       1,506,114          984,276          94,687
   Extraordinary item--NBC
     settlement agreement--net of
     income tax
     (Note 11).........................     (335,929)
                                         ------------    ------------   -------------    ------------
   Net income..........................  Ps  382,769     Ps1,506,114     Ps   984,276     US$  94,687
                                         ============    ============   =============    ============
   Net loss of minority stockholders... (Ps    6,114)   (Ps    1,892)   (Ps       235)   (US$      23)
                                         ============    ============   =============    ============
   Net income of majority stockholders.  Ps  388,883     Ps1,508,006     Ps   984,511     US$  94,710
                                         ============    ============   =============    ============
   Net income per share of majority
     stockholders (Note 2r.)...........  Ps    0.043     Ps    0.167     Ps     0.109     US$   0.010
                                         ============    ============   =============    ============

--------
(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per US dollar and are not covered by the Report of Independent Accountants.

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


(Notes 1, 4 and 11)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Three Years ended December 31, 2000, 2001 and 2002

                                                          Number of                 Premium
                                                           common                   on the
                                                           shares                 issuance of
                                                         outstanding   Capital      capital      Legal
                                                         (thousands)    stock        stock      reserve
---------------------------------------------------------------------------------------------------------

Balances at January 1, 2000.............................  8,930,573  Ps2,715,347  Ps1,555,439  Ps 97,564
                                                          ---------  -----------  -----------  ---------
Variations in 2000:
   Net income (loss)....................................
   Cumulative effect of change in method of accounting
    for income taxes....................................
   Loss from holding non-monetary assets................
   Minority interest from the sale of subsidiary........
                                                          ---------  -----------  -----------  ---------
   Comprehensive loss...................................
                                                          ---------  -----------  -----------  ---------
   Preferred dividend...................................
   Repurchase of shares.................................   (107,370)     (20,066)
   Exercise of stock options............................     30,497        5,799       21,417
   Capital stock increase...............................     96,000       18,217      267,347
                                                          ---------  -----------  -----------  ---------
Balances at December 31, 2000...........................  8,949,700    2,719,297    1,844,203     97,564
                                                          ---------  -----------  -----------  ---------
Variations in 2001:
   Net income (loss)....................................
   Loss from holding non-monetary assets................
   Minority interest....................................
                                                          ---------  -----------  -----------  ---------
   Comprehensive income (loss)..........................
                                                          ---------  -----------  -----------  ---------
   Preferred dividend...................................
   Repurchase of shares.................................    (38,674)      (6,717)
   Exercise of stock options............................     31,215        5,542       75,829
   Sale of treasury shares..............................    107,804       19,066
                                                          ---------  -----------  -----------  ---------
Balances at December 31, 2001...........................  9,050,045    2,737,188    1,920,032     97,564
                                                          ---------  -----------  -----------  ---------
Variations in 2002:
   Net income (loss)....................................
   Increase legal reserve...............................                                          75,400
   Gain from holding non-monetary assets................
   Minority interest....................................
                                                          ---------  -----------  -----------  ---------
   Comprehensive income.................................                                          75,400
                                                          ---------  -----------  -----------  ---------
   Preferred dividend...................................
   Repurchase of shares.................................   (111,349)     (18,883)
   Exercise of stock options............................     46,020        7,759       16,122
   Sale of treasury shares..............................     82,749       14,066
   Financial instruments (Note 4).......................                             (173,373)
                                                          ---------  -----------  -----------  ---------
Balances at December 31, 2002...........................  9,067,465  Ps2,740,130  Ps1,762,781  Ps172,964
                                                          =========  ===========  ===========  =========

                                                           Reserve                 (Insufficiency)
                                                           for the     Retained     excess in the
                                                          repurchase   earnings      restatement     Majority     Minority
                                                          of shares    (deficit)     of capital    stockholders stockholders
-----------------------------------------------------------------------------------------------------------------------------

Balances at January 1, 2000............................. Ps1,230,772  Ps  209,402   (Ps   892,293) Ps4,916,231   Ps 39,027
                                                         -----------  -----------   -------------  -----------   ---------
Variations in 2000:
   Net income (loss)....................................                  388,883                      388,883      (6,114)
   Cumulative effect of change in method of accounting
    for income taxes....................................                 (693,526)         57,854     (635,672)
   Loss from holding non-monetary assets................                                 (241,278)    (241,278)
   Minority interest from the sale of subsidiary........                                                           (19,708)
                                                         -----------  -----------   -------------  -----------   ---------
   Comprehensive loss...................................                 (304,643)       (183,424)    (488,067)    (25,822)
                                                         -----------  -----------   -------------  -----------   ---------
   Preferred dividend...................................                  (44,908)                     (44,908)
   Repurchase of shares.................................    (296,028)                                 (316,094)
   Exercise of stock options............................                                                27,216
   Capital stock increase...............................                                               285,564
                                                         -----------  -----------   -------------  -----------   ---------
Balances at December 31, 2000...........................     934,744     (140,149)     (1,075,717)   4,379,942      13,205
                                                         -----------  -----------   -------------  -----------   ---------
Variations in 2001:
   Net income (loss)....................................                1,508,006                    1,508,006      (1,892)
   Loss from holding non-monetary assets................                                 (277,190)    (277,190)
   Minority interest....................................                                                            (2,942)
                                                         -----------  -----------   -------------  -----------   ---------
   Comprehensive income (loss)..........................                1,508,006        (277,190)   1,230,816      (4,834)
                                                         -----------  -----------   -------------  -----------   ---------
   Preferred dividend...................................                  (42,130)                     (42,130)
   Repurchase of shares.................................     (36,455)                                  (43,172)
   Exercise of stock options............................                                                81,371
   Sale of treasury shares..............................     143,373                                   162,439
                                                         -----------  -----------   -------------  -----------   ---------
Balances at December 31, 2001...........................   1,041,662    1,325,727      (1,352,907)   5,769,266       8,371
                                                         -----------  -----------   -------------  -----------   ---------
Variations in 2002:
   Net income (loss)....................................                  984,511                      984,511        (235)
   Increase legal reserve...............................                  (75,400)
   Gain from holding non-monetary assets................                                   52,724       52,724
   Minority interest....................................                                                               581
                                                         -----------  -----------   -------------  -----------   ---------
   Comprehensive income.................................                  909,111          52,724    1,037,235         346
                                                         -----------  -----------   -------------  -----------   ---------
   Preferred dividend...................................                  (39,966)                     (39,966)
   Repurchase of shares.................................    (150,996)                                 (169,879)
   Exercise of stock options............................                                                23,881
   Sale of treasury shares..............................     122,457                                   136,523
   Financial instruments (Note 4).......................                                              (173,373)
                                                         -----------  -----------   -------------  -----------   ---------
Balances at December 31, 2002........................... Ps1,013,123  Ps2,194,872   (Ps 1,300,183) Ps6,583,687   Ps  8,717
                                                         ===========  ===========   =============  ===========   =========


                                                             Total
                                                         stockholders'
                                                            equity
----------------------------------------------------------------------

Balances at January 1, 2000.............................  Ps4,955,258
                                                          -----------
Variations in 2000:
   Net income (loss)....................................      382,769
   Cumulative effect of change in method of accounting
    for income taxes....................................     (635,672)
   Loss from holding non-monetary assets................     (241,278)
   Minority interest from the sale of subsidiary........      (19,708)
                                                          -----------
   Comprehensive loss...................................     (513,889)
                                                          -----------
   Preferred dividend...................................      (44,908)
   Repurchase of shares.................................     (316,094)
   Exercise of stock options............................       27,216
   Capital stock increase...............................      285,564
                                                          -----------
Balances at December 31, 2000...........................    4,393,147
                                                          -----------
Variations in 2001:
   Net income (loss)....................................    1,506,114
   Loss from holding non-monetary assets................     (277,190)
   Minority interest....................................       (2,942)
                                                          -----------
   Comprehensive income (loss)..........................    1,225,982
                                                          -----------
   Preferred dividend...................................      (42,130)
   Repurchase of shares.................................      (43,172)
   Exercise of stock options............................       81,371
   Sale of treasury shares..............................      162,439
                                                          -----------
Balances at December 31, 2001...........................    5,777,637
                                                          -----------
Variations in 2002:
   Net income (loss)....................................      984,276
   Increase legal reserve...............................
   Gain from holding non-monetary assets................       52,724
   Minority interest....................................          581
                                                          -----------
   Comprehensive income.................................    1,037,581
                                                          -----------
   Preferred dividend...................................      (39,966)
   Repurchase of shares.................................     (169,879)
   Exercise of stock options............................       23,881
   Sale of treasury shares..............................      136,523
   Financial instruments (Note 4).......................     (173,373)
                                                          -----------
Balances at December 31, 2002...........................  Ps6,592,404
                                                          ===========

  The accompanying notes are an integral part of these consolidated financial statements.

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


(Note 1)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                                Year ended December 31,
                                                                ------------------------------------------------------
                                                                    2000          2001                 2002
-----------------------------------------------------------------------------------------------------------------------
                                                                     Thousands of Mexican pesos of        Thousands of
                                                                  December 31, 2002, purchasing power    US Dollars (*)
Operations:
    Net income before extraordinary item....................... Ps   718,698  Ps 1,506,114  Ps  984,276    US$ 94,687
    Charges (credits) to results of operations not affecting
     resources:
    Amortization of concessions and goodwill...................      154,081       162,454       37,643         3,621
    Depreciation...............................................      472,770       441,785      347,682        33,447
    Equity in loss of affiliates...............................      107,088        67,893      111,160        10,694
    Deferred income tax (benefit) expense......................     (204,451)     (198,905)      25,534         2,456
    Gain on sale of subsidiaries...............................      (17,797)
    Net change in accounts receivable, inventories,
     exhibition rights, related parties, accounts payable
     and accrued expenses......................................     (642,564)     (283,024)    (118,731)      (11,422)
    Advertising advances.......................................      753,445       182,316     (193,555)      (18,620)
    Unefon advertising advance.................................       39,826       (54,541)     (91,041)       (8,758)
    Todito advertising, programming and services
     advance...................................................      911,654      (196,208)    (211,028)      (20,300)
                                                                ------------  ------------  -----------    ----------
    Resources provided by operations before
     extraordinary item........................................    2,292,750     1,627,884      891,940        85,805
    NBC settlement agreement--net of income tax................     (335,929)
                                                                ------------  ------------  -----------    ----------
    Resources provided by operations...........................    1,956,821     1,627,884      891,940        85,805
                                                                ------------  ------------  -----------    ----------
Investment:
    Acquisition of property, machinery and equipment--
     Net.......................................................     (201,894)     (176,965)    (240,761)      (23,161)
    Investment in Unefon.......................................   (1,092,120)
    Advance payments to Pappas Telecasting Companies,
     through Azteca America....................................                   (660,031)    (455,867)      (43,854)
    Account receivable from Pappas Telecasting of
     Southern California, LLC..................................                   (191,124)
    Minority interest..........................................      (19,708)       (2,942)         581            55
                                                                ------------  ------------  -----------    ----------
    Resources used in investing activities.....................   (1,313,722)   (1,031,062)    (696,047)      (66,960)
                                                                ------------  ------------  -----------    ----------
Financing:
    Bank loans--Net............................................     (166,661)       36,965     (334,607)      (32,189)
    Guaranteed senior notes....................................     (328,410)     (410,861)     302,974        29,146
    Loan granted to related party..............................                                (199,044)      (19,148)
    Preferred dividend paid....................................      (44,908)      (42,130)     (39,966)       (3,845)
    Stock options exercised....................................       27,216        81,371       23,881         2,297
    Sale of treasury shares....................................                    162,439      136,523        13,134
    Repurchase of shares.......................................     (316,094)      (43,172)    (169,879)      (16,343)
    Financial instruments......................................                                (173,373)      (16,678)
    Capital stock increase.....................................       18,217
    Premium on issuance of capital stock.......................      267,347
                                                                ------------  ------------  -----------    ----------
    Resources used in financing activities.....................     (543,293)     (215,388)    (453,491)      (43,626)
                                                                ------------  ------------  -----------    ----------
    Net increase (decrease) in cash and marketable
     securities................................................       99,806       381,434     (257,598)      (24,781)
    Cash and marketable securities at beginning of year........    1,169,631     1,269,437    1,650,871       158,814
                                                                ------------  ------------  -----------    ----------
    Cash and marketable securities at end of year.............. Ps 1,269,437  Ps 1,650,871  Ps1,393,273    US$134,033
                                                                ============  ============  ===========    ==========

--------
(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per US dollar and are not covered by the Report of Independent Accountants.

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Notes to the consolidated financial statements
December 31, 2000, 2001 and 2002

(monetary amounts expressed in thousands of Mexican pesos (Ps) of December 31, 2002 purchasing power and thousands of U.S. dollars (US$), except exchange rates and per share amounts)

Note 1--The company and basis of presentation:

In July 1993, TV Azteca, S. A. de C. V. (the "Company"), was acquired by the stockholders for Ps2,000,050 nominal (equivalent to US$642,700 at the date of acquisition) in connection with the Mexican government's privatization of certain television stations and related assets. The Company and its subsidiaries are engaged principally in the broadcasting and production of television programs, and the sale of advertising time.

The consolidated subsidiaries of the Company as of December 31, 2002 were:

..  Television Azteca, S. A. de C. V.
..  Grupo TV Azteca, S. A. de C. V.
..  Azteca Records, S. A. de C. V.
..  Alta Empresa, S. A. de C. V.
..  Azteca Entertainment, S. A. de C. V.
..  Eventos Deportivos Azteca, S. A. de C. V.
..  Servicios Especializados Taz, S. A. de C. V.
..  Producciones Especializadas, S. A. de C. V.
..  Producciones Exclusivas, S. A. de C. V.
..  Grupo Promotora Empresarial, S. A. de C. V.
..  Producciones Azteca Digital, S. A. de C. V.
..  Azteca Digital, S. A. de C. V.
.. Corporacion de Asesoria Tecnica y de Produccion, S. A. de C. V. .. Operadora Mexicana de Television, S. A. de C. V.
..  Azteca Publishing, S. A. de C. V.
..  Inversora Mexicana de Produccion, S. A. de C. V.
..  TV Azteca Latinoamerica, S. A. de C. V.
..  Servicios Aereos Noticiosos, S. A. de C. V.
..  SCI de Mexico, S. A. de C. V.
..  Canal 12 de Television, S. A. de C. V.
..  Grupo TV Azteca, S. A. de C. V. (El Salvador)
..  Servicios Locales de Produccion, S. A. de C. V.
..  Servicios Foraneos de Administracion, S. A. de C. V.
..  Desarrollo de Comunicacion Azteca, S. A. de C. V.
..  Azteca Telecasting, L. P.
..  Alta Empresa Holdings, B. V.
..  Alta Empresa International, B. V.
..  Red Azteca International, S. A. de C. V.
..  Azteca International Corporation

The consolidation of the net assets of Canal 12 de Television, S. A. de C. V. (acquired in 1997) resulted in minority interest of Ps8,717 (Ps8,371 in 2001) and in goodwill of Ps34,876 (Ps37,851 in 2001).


--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

On February 24, 2000, the Company sold its interest in Tele America, S. A. (acquired in 1998) for US$2,625 and recognized a gain of US$1,609 (Ps17,797).

The financial statements of the subsidiaries incorporated abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants ("MIPA"). The translation effect was not significant.

All intercompany balances and transactions have been eliminated in consolidation. The Company consolidates all of its majority-owned subsidiaries.

Note 2--Summary of significant accounting policies:

The significant accounting policies used in the preparation of the consolidated financial statements including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized as shown below:

a. Accounting for effects of inflation

The consolidated financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the MIPA. The recognition of the effects of inflation on the financial information is in accordance with the following rules and includes the guidelines of the Fifth Amendment to Statement B-10:

.. Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index ("NCPI"), issued by the Banco de Mexico.

.. Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated on the basis of the devaluation of the Mexican peso against the foreign currencies, and by applying inflation factors of the countries in which they originate.

.. The components of stockholders' equity are restated using factors derived from the NCPI.

.. The cumulative gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders' equity under the caption "Insufficiency in the restatement of capital".

.. The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing income (cost).

All consolidated financial statements presented are expressed in constant pesos of purchasing power of December 31, 2002.

The NCPI used to recognize the effects of inflation in the financial statements were 93.248, 97.354 and 102.904 as of December 31, 2000, 2001 and 2002,
respectively.

b. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet dates. Exchange

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

c. Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

d. Financial instruments

The Company recognizes on its balance sheet as assets or liabilities at fair value all of its contractual rights and obligations under financial instruments to which the Company is a party. See Note 4.

e. Barter transactions

Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services provided in the barter contracts. During the years ended December 31, 2000, 2001 and 2002, net revenue derived from barter transactions amounted to Ps202,308, Ps84,470 and Ps146,243, respectively.

f. Exhibition rights

Exhibition rights represent primarily the acquired rights to the transmission of programming and events under license agreements and the cost of internally produced programming. The rights acquired and the obligations incurred are recorded as an asset and liability, respectively, when the license agreements are signed. The cost of exhibition rights acquired is amortized as the programming and events are broadcast.

At December 31, 2001 and 2002, the allowance for unused exhibition rights amounted to Ps161,580 and Ps229,466, respectively, which represents management's estimate of exhibition rights which were not expected to be used prior to their expiration.

Exhibition rights at December 31, 2001 and 2002 also include Ps369,632 and Ps329,255, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of telenovelas, where the costs are amortized over a maximum of a four-year period.

g. Inventories and costs

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average cost and are restated by using factors derived from the NCPI.

h. Property, machinery and equipment

Property, machinery and equipment acquired through December 31, 1996, and the related depreciation, were stated at net replacement cost determined on the basis of appraisals performed by independent appraisers registered with the National Banking and Securities Commission. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

assets of Mexican origin acquired through December 31, 1996 and the costs of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated on the basis of the devaluation of the Mexican peso against the foreign currency and by applying inflation factors of the countries in which they originate.

Depreciation was calculated by the straight-line method, based on the estimated useful lives of the net fixed assets as estimated by the Company.

The annual depreciation rates are the following:

                 Buildings........................  5%
                 Machinery and operating equipment  5% and 16%
                 Furniture and office equipment... 10%
                 Transportation equipment......... 20%
                 Other fixed assets............... 25%

Effective January 1, 2002, the Company changed the annual depreciation rate of the transmission towers, from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps42,080 for the year ended December 31, 2002.

i. Investment in affiliates

Investment in affiliates is recorded by the equity method and is included in the balance sheet as other assets. The investment in Unefon reflects the net book value at the date of the decision to sell this investment. See Note 7.

The investments in Unefon and Todito are presented in the balance sheet as "Investment in Unefon, S.A. de C.V." and "Investment in Todito.com, S.A. de C.V.", respectively. See Note 7.

j. Goodwill

The excess of cost over the book value of subsidiaries acquired is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to Ps34,789, Ps41,333 and Ps37,643, respectively. The Company periodically reviews the realization of its intangible assets based on estimated gross future cash flows from its operations. To date there has been no indication that such recorded amounts will not be realized from future operations.

k. Deferred costs

Deferred costs relate primarily to the issuance of guaranteed senior notes (as defined in Note 9) and are amortized over the life of the notes. See Note 9.

l. Television concessions

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of the Company over their book value at the time of privatization.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


On January 1, 2002, the Company adopted Statement C-8, "Intangible Assets", ("Statement C-8"), issued by the MIPA. Under statement C-8, intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economics benefits and (c) there is the ability to control such future economic benefits. The intangible asset amortization would be allocated on a systematic basis over the estimated useful lives of the assets, unless the intangible assets are determined to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that the carrying amount of the intangible assets is not recoverable based on estimated cash flows of operating activities. As a result of the adoption of Statement C-8, the Company determined that its television concessions qualified as indefinite useful life intangible assets. The Company no longer amortizes its concessions.

Prior to January 1, 2002, the Company's television concessions were amortized by the straight-line method over the relevant concession periods then in existence. Amortization expense for the years ended December 31, 2000 and 2001 amounted to Ps119,292 and Ps121,122, respectively.

m. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3, "Labor Obligations", issued by the MIPA based on actuarial studies. See Note 10.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

n. Income tax and employees' statutory profit sharing

Effective January 1, 2000, the Company adopted the guidelines of Revised Statement D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing" ("Revised Statement D-4"), issued by the MIPA. As a result of the foregoing, the Company switched from the partial liability method to the comprehensive assets and liability method for recognition of deferred income tax, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements. The cumulative effect of this change on the consolidated balance sheet as of January 1, 2000 was to increase deferred tax liabilities by Ps693,526 and reduce stockholders' equity by the same amount.

In 2000, the Company adjusted its investment in Unefon by Ps57,854 as a result of Unefon's adoption of Revised Statement D-4. The increase was reflected in the component in stockholders' equity entitled "Insufficiency in the restatement of capital" for the year ended December 31, 2000.

o. Comprehensive income (loss)

As of January 1, 2001, Bulletin B-4, "Comprehensive Income", issued by the MIPA, became effective. This bulletin requires that the various items making up the capital gains (losses) during the year be shown in the statements of stockholders' equity under the heading of comprehensive income (loss). Therefore, in order that the various lines of the statement of stockholders' equity could be comparable, this statement was restructured.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


p. Revenue recognition

Revenues from advertising contracts are recognized as the contracted advertising is aired. Net revenue includes revenue from advertisers less sales commissions paid. During the years ended December 31, 2000, 2001 and 2002 sales commissions paid amounted to Ps318,044, Ps356,659 and Ps364,874, respectively.

q. Advertising advances

The Company enters into two principal types of advance advertising agreements with clients. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreement. The Mexican plan allows clients to pay for advertising by making cash deposits from 10% to 20% of the advertising commitment, with the balance payable in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. The Company records cash or other assets received and the amounts due and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect to advertising advances are considered non-monetary liabilities and are restated applying factors derived from the NCPI.

r. Net income per share applicable to majority stockholders

Net income per share is calculated based on the net income attributable to the majority stockholders divided by the weighted average number of shares outstanding during each of the years ended December 31, 2000, 2001 and 2002. See Note 11. The weighted average number of common shares outstanding during each of the years ended December 31, 2000, 2001 and 2002 were 8,967 million, 9,025 million and 9,057 million, respectively.

As required by Statement B-14, "Earning per share", issued by the MIPA, net income per share before and after extraordinary item is provided as follows:

                                                        Year ended December 31,
                                                       -------------------------
                                                         2000     2001    2002
--------------------------------------------------------------------------------
Net income before extraordinary item per preferred and
  common shares (1):.................................. Ps 0.080  Ps0.167 Ps0.109
Extraordinary item--NBC settlement agreement--net
  of income tax (see note 11d.).......................   (0.037)
                                                       --------  ------- -------
Net income per preferred and common shares............ Ps 0.043  Ps0.167 Ps0.109
                                                       ========  ======= =======
--------
(1) Dividend per preferred shares..................... Ps 0.042  Ps0.042 Ps0.042
                                                       ========  ======= =======

s. Stock option plans for employees

Stock options granted to employees are given effect when the options are exercised by crediting paid-in capital stock for the amount of cash received.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 3--Foreign currency position:

Monetary amounts in this note are expressed in U.S. dollars (US$) except exchange rates, since this is the currency in which most of the Company's foreign currency transactions are carried out.

In December 1994, the Mexican government devalued the peso and allowed it to float freely in the foreign exchange market. Since that time the fluctuations in the foreign exchange market have continued and at December 31, 2002, the exchange rate used by the Company for financial reporting purposes was Ps10.395 per dollar (Ps9.65 and Ps9.16 at December 31, 2000 and 2001, respectively). As a result, the Company had net exchange (losses) income of (Ps127,912), Ps197,676 and (Ps353,139) during the years ended December 31, 2000, 2001 and 2002, respectively, which are shown in the statement of results of operations as a component of comprehensive financing cost.

At February 7, 2003, the date of issuance of the audited financial statements, the exchange rate was Ps10.96 per dollar.

At December 31, 2001 and 2002, the Company had monetary assets and liabilities in foreign currencies as shown below:

                                          At December 31,
                                    --------------------------
                                        2001          2002
                 ----------------------------------------------
                 Assets............  US$ 357,222   US$ 491,936
                 Liabilities.......     (705,822)     (674,511)
                                    ------------  ------------
                 Net short position (US$ 348,600) (US$ 182,575)
                                    ============  ============

At December 31, 2001 and 2002, the Company had no hedge contracts for protection against foreign exchange risks.

Note 4--Operations with financial instruments:

a. Marketable Securities

During 2002, the Company purchased Ps295,988 (nominal) Grupo Elektra, S.A. de C.V. ("Grupo Elektra") Ordinary Participation Certificate ("CPOs"). During 2002, the Company recorded a loss against comprehensive financing cost for Ps56,658 to reflect the decline in the market value of the investment.

In October 2002, the Company entered into a put option agreement with its CPOs in Grupo Elektra. Pursuant to the option agreement, the Company is required to pay a premium of 10.5% of the number of options valued at the strike price.

b. Financial instruments

In January 2002, the Company entered into a monthly certificate of deposit with a rate of return based on the market value of the CPOs which was recorded against stockholders' equity. The Company has periodically renewed the certificate of deposit upon expiration. During 2002, as a result of the decline in market value of the CPOs, the Company recognized a loss of Ps34,097 against stockholders' equity. At December 31, 2002, the outstanding balance of the certificate of deposit was Ps139,276.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 5--Accounts receivable:

                                                      At December 31,
                                                 ------------------------
                                                     2001         2002
     ---------------------------------------------------------------------
     Amounts due from advertisers............... Ps4,417,170  Ps4,421,686
     Accounts receivable from Unefon advertising
       agreement (see Note 8)...................                   80,649
     Taxes recoverable..........................     191,842      116,007
     Prepaid expenses...........................      60,910       66,731
     Other accounts receivable..................     340,925      325,981
                                                 -----------  -----------
                                                   5,010,847    5,011,054
     Allowance for bad debts....................     (83,403)     (89,854)
                                                 -----------  -----------
                                                 Ps4,927,444  Ps4,921,200
                                                 ===========  ===========

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps345,627 and Ps352,655 as of December 31, 2001 and 2002, respectively.

Note 6--Property, machinery and equipment:

                                                 At December 31,
                                           --------------------------
                                               2001          2002
         -------------------------------------------------------------
         Buildings........................ Ps 1,115,490  Ps 1,118,258
         Machinery and operating equipment    1,985,774     2,312,350
         Furniture and office equipment...      223,154       223,154
         Transportation equipment.........      301,264       346,819
         Other fixed assets...............      379,432       530,330
                                           ------------  ------------
                                              4,005,114     4,530,911
         Accumulated depreciation.........   (2,252,393)   (2,857,912)
                                           ------------  ------------
                                              1,752,721     1,672,999
         Land.............................      545,068       554,883
         Construction in progress.........        6,288         3,561
                                           ------------  ------------
                                           Ps 2,304,077  Ps 2,231,443
                                           ============  ============

At December 31, 2001 and 2002, property, machinery and equipment amounting to Ps816,431 and Ps795,865, respectively, have been pledged to guarantee bank loans. See Note 9.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 7--Other assets:

                                                            At December 31,
                                                        -----------------------
                                                           2001        2002
-------------------------------------------------------------------------------
Investment in affiliates............................... Ps  135,037 Ps   65,598
Advances to Corporacion de Noticias e Informacion,
  S. A. de C. V........................................     200,773     298,000
Deferred costs related to the issuance of guaranteed
  senior notes--Net....................................      98,189      78,895
Account receivable from an affiliate which represents a
  reduction in Unefon contributed capital. This amount
  was contributed to incorporate Cosmofrecuencias,
  S. A. de C. V. ("Cosmofrecuencias") (see Unefon
  below)...............................................     354,964
Investment in 50% equity interest in Cosmofrecuencias
  (see Unefon below)...................................                 354,746
Account receivable from Pappas Telecasting of Southern
  California, LLC (see Azteca America below)...........     191,124     235,565
Other assets...........................................     221,665     150,195
                                                        ----------- -----------
                                                        Ps1,201,752 Ps1,182,999
                                                        =========== ===========
Investment in Unefon................................... Ps1,848,485 Ps1,755,942
                                                        =========== ===========
Investment in Todito................................... Ps  397,883 Ps  319,986
                                                        =========== ===========
Advance payments to Pappas Telecasting Companies,
  through Azteca America (see "Azteca America" below).. Ps  660,031 Ps1,154,479
                                                        =========== ===========

Corporacion de Noticias e Informacion, S. A. de C. V. ("CNI")

On December 10, 1998, the Company entered into a Joint Venture Agreement with Televisora del Valle de Mexico, S. A. de C. V. ("TVM"), the owner of the concession for UHF Channel 40 in Mexico City, and its subsidiary CNI.

The original contract was established with the following terms:

1. The Company agreed to provide advisory services to TVM and CNI regarding the television operations of Channel 40 for a period of ten years or until the expiration of TVM's television concession, whichever is shorter.

2. Under a Programming, Promotion and Commercialization Agreement with TVM, CNI agreed to cede to the Company the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. The Company agreed to pay to CNI 50% of the joint venture's earnings before interest, taxes, depreciation and amortization ("EBITDA") on a quarterly basis, with an advance payment of US$15,000 to be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999, the Company had made advances of US$15,000.

3. The Company has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest accrues at an annual interest rate based on the maximum interest rate paid by the Company plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At December 31, 2001 and 2002, CNI had drawn down US$10,000 under this credit facility.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


4. Under a purchase option contract, the Company has the right to acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock is based on a valuation of 100% of the capital stock of TVM equal to the greater of US$100,000 (which increases gradually over time) and ten times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option. This contract also gives Mr. Javier Moreno Valle and Mr. Hernan Cabalceta Vara the right to put their CNI capital stock to the Company for the same purchase price per share under certain circumstances.

5. Under the terms of this agreement, the Company has the right to determine all Channel 40 programming except for 16 and one-half hours per week that is to be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, the Company agreed to pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40. During the year ended December 31, 2000, US$3,292 (Ps37,167) were paid for these services.

6. To improve the efficiency of Channel 40's operations, the Company has agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

In July 2000, CNI stopped broadcasting the Company's signal as required by its contractual obligation under the joint venture agreement and the Company's signal has not been broadcast on Channel 40 since this date. In response to CNI's actions, the Company filed several lawsuits against CNI. At February 7, 2003, the date of these financial statements, this matter is in litigation. The Company is seeking lost profits and the enforcement of its purchase option right under the joint venture agreement to acquire up to 51% of the capital stock of TVM. As of December 31, 2001 and 2002, the Company had advanced an aggregate amount of US$34,000 to CNI, which includes US$9,000 comprised of interest on the credit facility and additional operating expenses forwarded to CNI, in connection with the joint venture that may be recovered based on future earnings of the joint venture.

In December 2002, an Arbitral Tribunal of the International Court of Arbitration of the International Chamber of Commerce issued an award concluding that the joint venture and the purchase option agreement entered into by the Company and CNI are valid, in effect and enforceable. As a consequence of this conclusion, the Company believes that the terms of the arbitral award confirms the Company's right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquired up to 51% of the capital stock of TVM. In reliance on the arbitral award issued in December 2002, the Company took possession of certain broadcasting facilities of Channel 40 to restore TV Azteca's signal on Channel 40. Following this event, the Ministry of Communications and Transportation (Secretaria de Comunicacones y Transportes, or SCT) took exclusive control of the Channel 40 transmission site and signal. In January 2003, CNI filed an action for relief (amparo) before a federal court seeking to reverse SCT's decision to take exclusive control of the Channel 40 transmission site and signal. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. On that same day, the Company appealed the decision. Although no assurance can be given, management of the Company believes it will prevail in the litigation, and accordingly, no reserve has been established with respect to these proceedings.

Unefon

On May 14, 1999, the Company signed an agreement (the "Stockholders Agreement") with Corporacion RBS, S. A. de C. V. ("CRBS"), a Mexican company wholly-owned by Ricardo B. Salinas Pliego, and Moises Saba Masri to invest in Unefon and its subsidiaries. Unefon is a personal telecommunications services wireless network that is a provider of wireless mobile telephone services in Mexico. The

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Stockholders' Agreement establishes that Unefon must be operated and managed as a joint venture, initially between CRBS and Moises Saba Masri. The Stockholders' Agreement required each of CRBS and Moises Saba Masri to contribute US$186,500 to Unefon's capital, for a total of US$373,000 in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the Stockholders' Agreement, CRBS made a contribution to Unefon's capital of approximately US$88,600, which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. CRBS made the balance of the contribution required by the Stockholders' Agreement with funds borrowed from Azteca Holdings, S. A. de C. V. ("AH"), a holding company controlled by Mr. Salinas Pliego. AH obtained part of the funds for this loan from the sale of 218 million of the CPOs of the Company owned by AH to a group of private Mexican investors. AH obtained the remaining funds for the loan from the sale by AH of 44 million TV Azteca CPOs to AH's wholly-owned subsidiary, Compania Operadora de Teatros, S. A. de C. V.

On October 28, 1999, the Company acquired the interest in Unefon held by CRBS at a cost (including financial costs) of US$189,793 which was funded through
(i) proceeds from the issuance of shares; (ii) the payment of US$35,108 in cash and (iii) the cancellation of debts of US$43,067 owed to the Company by CRBS.

In February 2000, Unefon commenced operations.

At the extraordinary stockholders' meeting held on October 2, 2000, the Unefon stockholders agreed to reduce the Unefon capital stock by Ps611 million (nominal). At December 31, 2001, this reduction had not yet been made, and is shown in the financial statements of the affiliate as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders will use the proceeds of said capital reduction to capitalize a newly formed company owned 50% by the Company and 50% by Moises Saba Masri, Cosmofrecuencias, S. A. de C. V. ("Cosmofrecuencias"), for which purpose, the Company will contribute Ps354,964 at December 31, 2001. In June 2002, the Company contributed to Cosmofrecuencias as a capital contribution its receivable from Unefon, including the cumulative interests, equivalent to 50% of Cosmofrecuencias' capital stock.

On October 19, 2000, the Board of Directors approved the grant to its stockholders of the rights to acquire the Company's investment in Unefon and Cosmofrecuencias shares, a decision which was ratified at the ordinary stockholders' meeting held on December 4, 2000.

As determined by the Company's Board of Directors, the Company's stockholders will also have a right to purchase shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price for this option is approximately US$32,000.

The grant of the rights ("Rights") to acquire the Unefon shares was subject to receiving the requisite consent of the holders of the Company and AH Senior Notes. On March 27, 2001, the Company obtained the consents and paid a fee totaling Ps115,223 to certain holders of the TV Azteca Notes (as defined in Note 9), which was recorded as part of its total investment in Unefon. The grant of the Rights is also subject to receiving applicable regulatory approvals, third party approvals, including the approval of Nortel Networks Corporation ("Nortel"), Unefon's major lender and equipment supplier, and the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

The Rights were exercisable only on December 11, 2002, unless the time of exercise was extended by the Company or an acceleration event occurred. In December 2002, the Company's Board of Directors

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

approved the change of the exercise date to December 11, 2003. Any Rights that are not exercised on the exercise date will expire and the Company will retain ownership of the shares underlying the Rights. The Rights may become exercisable prior to December 11, 2003 if the Board of Directors of the Company approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon's assets or a sale (by tender or otherwise) of at least a majority of Unefon's shares or otherwise determines to accelerate the exercisability of the Rights.

With respect to the Company's investment in Unefon, the Company's stockholders have the right to acquire those shares subject to the occurrence of certain conditions, at a price of US$0.15128 per Unefon share owned by the Company, for a total amount of US$176,998. At December 31, 2001 and 2002, the Company's investment in Unefon reflects the net book value of the investment at the date of the decision to sell Unefon. The Company will record any differences between the net book value of the investment and the ultimate sales price once the stockholders exercise the purchase option and all the legal requirements of the transaction have been complied with.

In July 2002, the Company announced that its Board of Directors had approved of seeking the approval of the Company's shareholders in order to authorize the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns to the Company's shareholders at no monetary cost before the end of 2002. However, as a consequence of a dispute between Unefon and Nortel, the Company's Board of Directors postponed submitting the proposal to the Company's shareholders.

In December 2000, in connection with certain modifications of Unefon's finance agreement with Nortel, the Company and Mr. Saba, agreed, jointly and severally, in a shareholder's undertaking to provide Unefon up to US$35,000 in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002.

In July 2001, the Company and Moises Saba Masri announced their intention to provide credit support to Unefon for up to US$80,000 each. The Company has suspended any further credit support to Unefon in light of Unefon's dispute with Nortel. At December 31, 2002, the Company had provided US$48,000 of credit guarantees on behalf of Unefon, of which US$19,100 had become due and had been paid by the Company. See Note 8.

In September 1999, Unefon entered into a finance agreement and a procurement agreement with Nortel pursuant to which Nortel agreed to assist Unefon in the design and construction of its telecommunications network. Unefon and Nortel are currently engaged in disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, procurement agreement, and other related agreements entered in to by the parties and certain of their shareholders and affiliates.

Unefon asserts that Nortel has not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement. With respect to the finance and letter agreements, Unefon has asserted, among other things, that Nortel breached its obligation to make available to Unefon the second loan tranche under the finance agreement in the amount of US$210,000. Unefon contends that Nortel's failure to advance this additional financing has limited Unefon's ability to build out its network, to grow its business in accordance with its business plan and to realize the revenues and profits related to such growth and needed to repay the first loan tranche under the finance agreement. With respect to the procurement agreement, Unefon asserts, among other things, that Nortel failed to properly design and construct the network and failed to provide required and appropriate maintenance and support. Unefon also contends that the settlement agreement signed in July 2002 never became effective because Nortel

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

failed to perform the pre-conditions to its effectiveness. Even to the extent that the settlement agreement became effective, Unefon contends that Nortel failed to perform its obligations thereunder.

As a result of Nortel's alleged breaches, Unefon withheld a US$6,000 interest payment due to Nortel in August 2002 and has asserted that it is relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its failure to make the foregoing interest payment. Nortel also alleged that the proposed spin-off by the Company of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action.

On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900,000. Unefon alleged that Nortel had breached the finance agreement and related letter agreement by failing to advance the second loan tranche of US$210,000. Unefon also alleged that Nortel had failed to comply with its obligation to pursue syndication of the first loan tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. Unefon alleged that Nortel's breach had caused Unefon damages, including, among others, lost profits and a diminution in equity value of Unefon and had relieved Unefon of its payment obligations under the finance agreement. As an alternative remedy, Unefon sought specific performance of Nortel's obligation to lend Unefon up to US$210,000 from the second loan tranche under the finance agreement.

Nortel notified Unefon on September 9, 2002 that based on its non-payment of the August 2002 interest payment, Nortel was accelerating all amounts owed by Unefon under the finance agreement. As of December 31, 2002, the outstanding principal amount under the finance agreement was US$349,800. Nortel also notified Unefon that it was exercising its right to terminate the procurement agreement as a result of Unefon's alleged default under the finance agreement.

On September 23, 2002, Nortel filed an answer and counterclaim in the New York Supreme Court action commenced by Unefon in which Nortel asserted, among other things, that it had not breached the finance agreement and related letter agreement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. On October 10, 2002, Unefon answered Nortel's counterclaim and denied the allegations offered in support thereof.

On November 11, 2002, Unefon filed a demand for arbitration under the procurement agreement, as well as the July 2002 settlement agreement, before the American Arbitration Association in New York City. In its demand, Unefon asserted numerous breaches by Nortel of its obligations under these agreements, including design and construction flaws, failure to fulfill software obligations, maintenance failures, failure to provide financing and other economic benefits and refusal to deliver equipment for which Unefon has paid. Unefon seeks damages and an order directing Nortel to deliver immediately all equipment for which Unefon has paid. On December 24, 2002, Nortel filed an answer denying liability and asserting counterclaims based on alleged breaches by Unefon of its payment obligations under the procurement agreement and requested the arbitration tribunal to award damages in the amount of at least US$47,000.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


On November 11, 2002, Nortel moved for summary judgment on its counterclaim relating to the non-payment of interest. On December 10, 2002, Unefon moved for partial summary judgment on its claim that Nortel breached the finance agreement, and moved to amend its complaint to assert claims for fraud and intentional misrepresentation relating to Nortel's willingness to lend the second loan tranche, including Nortel's willingness to seek syndication of the first loan tranche, and to assert two affirmative defenses: (i) that Nortel's fraudulent inducement bars Nortel from any relief under the finance agreement or procurement agreement and (ii) that Unefon is excused from performance under the finance agreement by virtue of Nortel's breaches of the finance agreement and procurement agreement. Unefon also sought a stay of the action pending resolution of the arbitration commenced by Unefon against Nortel, as described above. On January 14, 2003, Nortel filed papers opposing Unefon's motions.

On November 29, 2002, Unefon and certain of its affiliates commenced an action against Nortel and others in civil court in Mexico City seeking a declaration of the parties' rights under pledge agreements pursuant to which Unefon's and the affiliates' stock had been pledged to Nortel as security to the loans made under the finance agreement. Unefon and its affiliates seek, among other things, declarations that Nortel is disproportionately collateralized and that certain provisions of the stock pledge agreements are void under Article 198 of the Mexican General Commercial Companies Law (which voids any agreement which restricts the free exercise of shareholders voting rights).

On December 16, 2002, Nortel filed a second, separate lawsuit in the Supreme Court of the State of New York seeking authorization from the Court, pursuant to the stock pledge agreement, to sell the shares of Operadora Unefon, S.A. de C.V. and Servicios SPC, S.A. de C.V. (each wholly-owned subsidiaries of Unefon) that were pledged to secure its indebtedness, or, in the alternative, authorization to take appropriate steps to obtain control over the management and business of Unefon. Unefon filed a motion to dismiss this action on jurisdictional grounds and on the basis of the prior Mexican action commenced by it against Nortel in regard to the pledge agreements. The parties have stipulated that Nortel will not take any further action to foreclose on the shares until such motion is decided.

On December 20, 2002, Nortel notified the Company and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35,000 as provided in the shareholders' undertaking. The Company and Mr. Saba dispute Nortel's contention that their funding obligation has been triggered, asserting that Nortel has materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that the Company and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. The Company and Mr. Saba also assert that, even if their funding obligation has been triggered, they have satisfied their obligations under the shareholders' undertaking by making up to US$35,800 in additional funds available to or on behalf of Unefon.

In January 2003, Nortel petitioned for the bankruptcy of Unefon before a Mexican court. In response, Unefon filed an action for relief (amparo) before a federal district court challenging Nortel's request. Unefon believes that Nortel's bankruptcy petition is insufficient under Mexican law and that it will therefore prevail in this proceeding. The federal district court suspended Nortel's bankruptcy claim pending its analysis of the sufficiency of Nortel's petition.

If Unefon losses control over its assets or Unefon is unable to procure additional equipment from Nortel as it builds-out its network, its business and results of operations would be significantly and adversely affected. Although no assurance can be given, Unefon's management believes Unefon will prevail in the litigation, and accordingly, no reserve has been established by Unefon or the Company with respect to these proceedings.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Todito

In its meeting held on February 9, 2000, the Company's Board of Directors approved a US$100,000 investment in Todito. The investment was made on February 14, 2000 through an advertising, programming and services agreement (see Note
8), in exchange for 50% of the capital stock of Todito. The Company has the ability to exercise significant influence, but not control, over the operations of Todito. This investment is accounted for by the equity method and is presented on the balance sheet as "Investment in Todito". This acquisition resulted in goodwill of Ps543,370. The amortization of goodwill for the years ended December 31, 2000, 2001 and 2002 was Ps22,643, Ps27,260 and Ps27,260,
respectively.

Todito operates a Spanish-language Internet portal and internet connection service located at "www.todito.com" that was launched in August 1999 by Dataflux, S. A. de C. V. ("Dataflux"), a company controlled by the brother of Mr. Salinas Pliego. Todito's website provides e-commerce and other services to Mexico and the Hispanic population in the United States.

Azteca America

In September 2000, the Company and Pappas Telecasting Companies ("Pappas Group"), a broadcasting company based in the United States, entered into a joint venture ("Azteca America JV"), with the purpose of creating a new television broadcast network. Azteca America JV was engaged in developing a new television broadcast network focused on the Hispanic market in the United States.

In accordance with the original Azteca America JV, Azteca America JV was owned 80% by Pappas Group and 20% by the Company. In connection with the creation of Azteca America JV, the Company also entered into a program license agreement (the "License") with Azteca America JV in September 2000 for an initial term of 20 years with a renewal for one additional ten-year term at the option of the Company. The License granted exclusive rights from the date of the agreement to Azteca America JV and its subsidiaries for the broadcast of Spanish language programs within the United States. Additionally, the Company agreed to make all its programming available to Azteca America JV and to make available at least 3000 hours of new programming in each calendar year.

Prior to the launch date, Pappas Group agreed to pay the Company a monthly fee of approximately US$1,500. During the years ended December 31, 2000 and 2001, the Company received US$6,436 and US$6,731, respectively, under the terms of this agreement which was recorded as net revenue in the Company's results of operations. After the launch date, Azteca America JV was scheduled to receive an annual fee equal to the greater of US$15,000 or 10% of the annual net revenues of Azteca America JV which increased 1% every year to a maximum of 15% of net revenues. Until the Company's subscription obligation was paid, Azteca America JV agreed to apply the payment of the License fee to the outstanding subscription obligation. The Company had no outstanding subscription obligation at December 31, 2000 since Pappas Group had not made its initial capital contribution.

In June 2001, the Company and Pappas Group agreed to change their strategy, and as a result of this, the Azteca America JV was terminated as well as the corresponding license agreement. Also, the Company, through Azteca International Corporation ("Azteca America"), a wholly-owned subsidiary of the Company, has entered into station affiliation agreements with various television broadcast stations, including those owned by the Pappas Group.

In July 2001, the Company launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca America, its wholly-owned subsidiary, the Company establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca America may enter into distribution agreements with cable

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

operators. Through the Azteca America Network, the Company distributes in the U.S. certain of its programming including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language, which the Company refers to as the Azteca America Programming.

As of December 31, 2002, Azteca America has entered into station affiliation agreements with the following broadcast television stations, which are affiliates of Pappas Group:

Los Angeles Station

In July 2001, Azteca America and Pappas Southern California, LLC ("Pappas California") entered into a station affiliation agreement with respect to KAZA-TV, NTSC Channel 54, which serves the Los Angeles, California Designated Market Area (DMA). Pursuant to this agreement, Azteca America granted Pappas California an exclusive license for over-the-air broadcasting of the Azteca America Programming in the Los Angeles market. The station affiliation agreement, which was amended in December 2001, has a term of four years, commencing in July 2001. This agreement automatically renews for an additional four-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the station.

In connection with entering into the Los Angeles station affiliation agreement, the Company agreed to become a joint and several obligor under a credit agreement among Pappas Telecasting of Arizona, LLC ("Pappas Arizona") and Pappas California, as borrowers, and UBS AG, as lender. Pursuant to this credit agreement, UBS AG loaned a total of US$31,000 to the borrowers. All loans made under this credit agreement were repaid by November 2, 2002. UBS AG was granted a first priority lien on the collateral securing the loans, which included the entire equity interest in the two Pappas affiliates that hold the U.S. Federal Communications Commission licenses for the Pappas Arizona and Pappas California television stations.

The Company and Pappas California also entered into a credit agreement under which the Company agreed to loan Pappas California up to US$60,000 for, among other things, repayment of indebtedness, working capital and payment of the principal and unpaid interest under the UBS credit agreement, as describe above. The loan was required to be repaid by November 2, 2002 and was subordinate to the loans made under the UBS credit agreement. The Company was granted a second priority lien on the collateral securing the loans, subordinate to the liens securing the UBS credit agreement. However, the Company's ability to acquire the collateral in the event of foreclosure under the Company credit agreement was limited by the United States laws limiting foreign ownership of United States television stations. At December 31, 2001 and 2002, US$18,216 and US$19,667, respectively, were outstanding under the Company credit agreement.

In July 2001, Azteca America and Pappas California also entered into an equity option agreement pursuant to which Azteca America was granted an option to purchase an equity interest in Pappas California. The equity option was to be exercised by Azteca America on one occasion, in whole or in part, prior to July 27, 2002. Under the terms of the agreement, Azteca America had the right to acquire up to a 25% equity interest in Pappas California. However, in the event that Pappas California and Pappas Arizona have outstanding debt obligations under their respective credit agreements with the Company and affiliates of UBS AG, Azteca America had the right to acquire a percentage of Pappas California equal to the greater of 25% or the percentage obtained by dividing: (i) the amounts then owed under these credit agreements by (ii) US$136,000, the value of the Los Angeles affiliate agreed upon by Azteca America and Pappas California. If Azteca America was not permitted to acquire an equity interest in Pappas California greater than 25% as a result of the United States laws limiting foreign ownership of United States television stations, Azteca America was permitted to transfer the right to acquire the excess

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

equity interest to an unaffiliated third party. If Azteca America acquired an equity interest in Pappas California and, thereafter, the term of the station affiliation agreement was not renewed by Pappas California following the expiration of the initial four-year term, Azteca America would have the right to acquire 100% of the equity interests in Pappas California for a cash price equal to the fair market value of such interests (or to transfer the right to acquire such additional equity interests to an unaffiliated third party). If the station affiliation agreement was not renewed by Azteca America, Pappas California would have the right to acquire all of Azteca America's equity interest in Pappas California for a cash price equal to its fair market value. Pappas California would also have the right to acquire Azteca America's interest, and Azteca America would have the right to cause Pappas California to acquire Azteca America's interest, in certain other circumstances.

The equity option was exercised by Azteca America on May 21, 2002. In connection with its effort to exercise the option, the Company paid US$32.8 million to acquire the UBS AG credit agreement that is secured by the Los Angeles station, which increased TV Azteca's secured loan to Pappas California to US$53.7 million.

Reno Station

In October 2001, Azteca America and Pappas Telecasting of Nevada ("Pappas Nevada"), entered into a station affiliation agreement with respect to KUVR-LP, NTSC, Channels 47 and 68, which serves the Reno-Sparks-Carson City, Nevada DMA. Pursuant to this agreement, Azteca America granted Pappas Nevada an exclusive license for over-the-air broadcasting of the Azteca America Programming in such market. This agreement has a term of two years, commencing in November 2001. This agreement automatically renews for an additional two-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the station.

San Francisco and Houston Stations

In December 2001, Azteca America and Hispanic America of San Francisco, LLC ("Pappas San Francisco") entered into a station affiliation agreement with respect to KTNC-TV, NTSC Channel 42 and DTV Channel 63, which serves the San Francisco-Oakland-San Jose, California DMA. Also in December 2001, Azteca America and Hispanic America of Houston, LLC ("Pappas Houston") entered into a station affiliation agreement with respect to KAZH-TV, NTSC Channel 57 and DTV Channel 41, and KVVV-LP, NTSC Channel 53, which serves the Houston, Texas DMA. Pursuant to these station affiliation agreements, Azteca America granted Pappas San Francisco and Pappas Houston an exclusive license for over-the-air broadcasting of the Azteca America Programming in their respectives markets. These agreements expire on July 21, 2005, and automatically renew for a four-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the stations.

In connection with the San Francisco station affiliation agreement, Azteca America acquired a 25% equity interest in Pappas San Francisco for a purchase price of US$57,250, of which US$55,250 was paid in December 2001 and the difference was paid in January 2002 and in connection with the Houston station affiliation agreement, Azteca America acquired a 25% equity interest in Pappas Houston for a purchase price of US$13,404, of which US$13,000 was paid in December 2001 and the difference was paid in January 2002. The remaining equity interests in these stations are owned by Pappas affiliates. If the term of the station affiliation agreement is not renewed by Pappas San Francisco or Pappas Houston, as applicable, following the expiration of the initial term, Azteca America will have the right to acquire 100% of the equity interests therein for a cash price equal to the fair market value of such interests (or to

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

transfer the right to acquire such additional equity interests to an unaffiliated third party). If the station affiliation agreement is not renewed by Azteca America, Pappas San Francisco or Pappas Houston, as applicable, will have the right to acquire all of Azteca America's equity interest therein for a cash price equal to its fair market value. Pappas San Francisco or Pappas Houston, as applicable, will also have the right to acquire Azteca America's interests, and Azteca America will have the right to cause Pappas San Francisco or Pappas Houston, as applicable, to acquire Azteca America's interest, in certain other circumstances.

Following the exercise of the option by Azteca America to purchase an equity interest in the Los Angeles station, Pappas Group refused to permit Azteca America to complete the purchase, claiming that Azteca America had not satisfied certain conditions to the purchase. Consequently, in July, 2002, Azteca America filed a lawsuit against Pappas Group in Delaware seeking specific performance of the equity option agreement. In addition, Pappas Group claimed that Azteca America had breached the affiliation agreements for the Los Angeles, San Francisco and Houston stations, as well as an additional affiliation agreement covering the Reno, Nevada DMA and sought to terminate such agreements. Azteca America filed a separate lawsuit in New York state court to prevent the termination of the affiliation agreements. A trial on the Delaware lawsuit was scheduled for December 2002.

Other affiliation agreements

In addition to Azteca America's arrangements with Pappas Group affiliates, Azteca America has also entered into station affiliation agreements with television broadcast companies covering approximately 53% of the U.S. Hispanic population.

Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America programming in their respective markets. These agreements have terms ranging from two to seven years which may be automatically renewed for a specified duration, also ranging from two to seven years. Azteca America has the right to receive all of the net advertising revenue that it generates on each of the broadcast stations other than in the Las Vegas and Orlando markets, where they are only entitled to 50% of the net advertising revenue.

Pappas Group recent developments

On November 27, 2002, the Company and Pappas Group entered into an agreement in principle to settle all of the pending lawsuits and all related disputes, and on February 11, 2003, a definitive settlement agreement was signed. In connection with settling these pending matters, the Company and Pappas Group also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas Group in favor of the Company for US$128,000, a local marketing agreement governing, under certain circumstances, Azteca America's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca America the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas Group and the Company have modified their existing station affiliation agreements and entered into new station affiliation agreements.


--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 8--Balances and transactions with related parties:

The Company had the following amounts due from and payable to related parties:

                                                              At December 31,
                                                            -------------------
                                                              2001      2002
-------------------------------------------------------------------------------
Accounts receivable:
   Operadora Unefon........................................ Ps 19,823 Ps258,917
   Grupo Cotsa.............................................   119,696
   Azteca Holdings, S. A. de C. V..........................   103,473   133,109
   Biper, S. A. de C. V....................................     2,536    32,368
   Corporacion RBS, S. A. de C. V..........................     3,628     4,437
   Compania Operadora de Teatros, S. A. de C. V. ("COTSA").    63,161
   Radio Cel, S. A. de C. V................................     9,463
   RTC-Cines, S. A. de C. V................................    11,281
   Corporacion de Comunicacion, S. A. de C. V..............    45,688
   Aerotaxis Metropolitanos, S. A. de C. V.................     5,050
   Teleactivos, S. A. de C. V..............................              16,389
   Club Atletico Morelia, S. A. de C. V....................              29,494
   Others..................................................    42,995     9,968
                                                            --------- ---------
                                                            Ps426,794 Ps484,682
                                                            ========= =========
Accounts payable:
   Todito.................................................. Ps 24,307 Ps 56,355
   Grupo Elektra...........................................    20,027    17,475
   TV Cuscatleca...........................................     6,739     7,166
   Teleactivos, S. A. de C. V..............................     5,552
   Club Atletico Morelia, S. A. de C. V....................     2,814
   Others..................................................     2,218       285
                                                            --------- ---------
                                                            Ps 61,657 Ps 81,281
                                                            ========= =========

Additionally, the Company has an account receivable with Pappas Southern California, LLC, related party, which is described in Note 7.

The principal transactions with related parties are as follows:

Advertising revenue

Revenue from airing advertising for related parties amounted to Ps199,485, Ps268,980 and Ps220,568 during the years ended December 31, 2000, 2001 and 2002, respectively.

Advertising contracts

In March 1996, the Company entered into a Television Advertising Time Agreement with Grupo Elektra under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to receive at least 300 advertising spots per week for a period of 10 years. Each spot has a duration of 20 seconds, and the aggregate amount of airtime is not to exceed 5,200 minutes annually. The spots are to run only in otherwise unsold airtime. In exchange for the television advertising airtime, the Company will receive US$1,500 per year. The agreement may not be terminated by the Company but may be terminated by Grupo Elektra, which may also transfer its rights under this agreement to third parties.

On May 2, 2001, the Company entered into another advertising agreement with Grupo Elektra for Ps54,500 (nominal). Pursuant to the agreement, Grupo Elektra had the right to air advertising spots on

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Channels 7 and 13 and their national networks from May 2, 2001 through December 31, 2001. At December 31, 2001 Grupo Elektra had fully utilized the right to air advertising spots under this agreement.

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Productora de Medios, S. A. de C. V. ("Productora") a former wholly-owned subsidiary of COTSA (the "COTSA Advertising Agreement"), under which COTSA or any of COTSA's subsidiaries had the right to 42 advertising spots per week on Channel 7 or 13 for a period of 10 years. Each spot for an average duration of 20 seconds, totaling 728 minutes annually, but only in otherwise unsold airtime. In exchange for the advertising time, COTSA agreed to pay the Company US$210 each year. The agreement may not be terminated by either party without the consent of the other party.

On November 15, 2001, Productora signed a number of agreements with third parties, by which Productora ceded its right to use the 7,280 airtime minutes pertaining to the COTSA Advertising Agreement.

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Dataflux (the "Dataflux Advertising Agreement") under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years. Each spot is to have a duration of 30 seconds. The aggregate amount of airtime provided by the Company under this agreement is not to exceed 2,880 minutes annually, and the advertising spots shall run only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by the Company; however, it may be terminated by Dataflux at any time upon at least 90 days' notice.

In June 1998, the Company signed an advertising agreement with Unefon ("Unefon Advertising Agreement"), as amended. Under the terms of the Unefon Advertising Agreement, Unefon has the right to advertising spots on the Channels 13 and 7 networks, as well as any other open television channel operated or commercialized by the Company, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon Advertising Agreement will total 120,000 GRPs (a GRP is a Gross Rating Point, which is the number of rating points for the broadcast of a 60-second commercial or proportional fraction thereof) over a ten-year period.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to the Company in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and the Company will have no further obligations to Unefon. Unefon will pay the Company 3% of its gross up to a maximum of US$200,000 for the advertising services in installments as advertising is aired. The Company records revenue under the terms of this agreement as the GRPs are consumed based on a rate schedule established in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. The original agreement provided that Unefon may defer making payments until the third year of the agreement, and Unefon must pay interest on any unpaid advertising aired, at the rate per annum of the average annual Costo Porcentual Promedio de Captacion, plus three basis points. However, during 2001 Unefon and the Company agreed to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004 with the first payment due in

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

June 2003. The deferred payments accrue interest at an annual rate of 12%. Beginning in 2003, Unefon's payments to the Company are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15,707 (including interest).

The Company's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel. Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, the Company will be able to suspend provision of television services to Unefon after a year of Unefon's continued failure to pay.

On February 14, 2000, the Company, together with its subsidiary Grupo TV Azteca, S. A. de C. V., signed an advertising, programming and services agreement with Todito. The total amount of the five-year agreement was US$100,000 and consisted of US$45,000 for advertising services, US$50,000 for programming content and US$5,000 corresponding to sales services. Under the terms of this agreement, the Todito web site has the right to transmit announcements and advertising messages relating to the Todito Internet web page on the Azteca 13 and 7 networks, as well as on the satellite signal sent to other countries by the Company, during advertising spots that do not exceed an aggregate of 78,000 GRPs.

Todito is required to use the GRPs over a five year period and the Company must provide a minimum of 14,000 GRPs per year. For the years ended December 31, 2000, 2001 and 2002, the income from advertising services provided under this agreement amounted to Ps95,530, Ps69,654 and Ps68,409, respectively.

Todito also has the right to display on its web site news programs, telenovelas, sporting events, and other programming material displayed by the Company on its web sites ("tvazteca.com.mx" and "tvazteca.com").

The Company currently records the value of the content provided to Todito on a straight line basis over the life of the agreement. For the years ended December 31, 2000, 2001 and 2002, the Company recognized income of Ps81,786, Ps114,778 and Ps115,240, respectively, relating to programming content provided to Todito. Under the terms of the agreement, the Company cannot reassign the right to use and exploit the content obtained from the Company through other web pages on the internet to third parties.

The Company has also agreed to lend assistance, through its sales department, in promoting to its clients and to advertising agencies the advertising services that Todito will provide through its web site. For the years ended December 31, 2000, 2001 and 2002, the income from sales services provided under this agreement amounted to Ps5,356, Ps8,242 and Ps12,053, respectively.

Interest income

During the years ended December 31, 2000, 2001 and 2002, the Company extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps50,551, Ps117,847 and Ps97,767, respectively.

Donations

In the years ended December 31, 2000, 2001 and 2002, the Company made donations to a non-profit organization managed by a related party in the amounts of Ps113,093, Ps102,880 and Ps108,118, respectively. The related party has permission from tax authorities to collect donations and issue the corresponding receipts.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Loans granted to stockholder

On December 21, 2001, three loans were granted to Mr. Ricardo Salinas Pliego for an aggregate amount of US$3,067 with terms of one year. The loans granted in 2000 and in 2001 bore interest at the rate of 12% per year. These loans were repaid during 2002.

Building lease income

In May 1998, the Company signed a building lease agreement with Operadora Unefon, a wholly-owned subsidiary of Unefon. The lease has a term of ten years, starting June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps2,072 a month, payable in advance each month. During the years ended December 31, 2000, 2001 and in 2002, the aggregate lease income received by the Company amounted to Ps23,424, Ps25,400 and Ps25,536, respectively.

Recoverability of accounts receivable from related parties

The Company evaluates periodically, on an arm-length basis, the recoverability of accounts receivable. When it is determined that such accounts are not recoverable, they are charged to other expenses.

Note 9--Short-term and long-term bank loans:

At December 31, 2001 and 2002, short-term loans for equipment financing amounted to Ps528,455 and Ps389,997, respectively, representing unsecured loans in U.S. dollars with Mexican and foreign banks, with an average annual interest rate of 9.12% and 7.41% at December 31, 2001 and 2002, respectively.

Long-term loans and senior notes at December 31, 2001 and 2002 are summarized as follows:

                                                       At December 31,
                                                  ------------------------
                                                      2001         2002
    -----------------------------------------------------------------------
    Building and equipment financing............. Ps  386,791  Ps  105,274
    Loans from American Tower Corporation ("ATC")   1,159,452    1,244,820
    Less-current portion.........................     (38,418)     (47,179)
                                                  -----------  -----------
    Long-term bank loans......................... Ps1,507,825  Ps1,302,915
                                                  ===========  ===========
    Guaranteed Senior Notes...................... Ps4,114,901  Ps4,417,875
                                                  ===========  ===========
    Total long-term bank loans and senior notes.. Ps5,622,726  Ps5,720,790
                                                  ===========  ===========

Guaranteed Senior Notes

On February 5, 1997, the Company issued unsecured Series A and Series B Guaranteed Senior Notes (collectively, the "Notes") in the international markets in an amount of US$125,000, payable in the year 2004, at an interest of 10.125% per year and of US$300,000, payable in the year 2007, bearing an interest rate of 10.50%, per year respectively.

Interest on the Notes is payable semi-annually on February 15 and August 15 each year, commencing on August 15, 1997. Substantially all of the Company's subsidiaries have fully and unconditionally guaranteed the Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of the Company. The direct and indirect non-guarantor subsidiaries of the Company are

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

individually and in the aggregate inconsequential. The parent company is a non-operating holding company with no assets, liabilities or operations other than its investments in its subsidiaries.

Building and equipment financing

In 1995, the Company borrowed US$28,000 to finance the acquisition of equipment, of which approximately US$24,000 was guaranteed by the Export-Import Bank of the United States of America ("Exim Bank") on January 31, 1996. The Exim Bank guaranteed funds were comprised of two separate loans for approximately US$21,500 at an annual interest rate of LIBOR, plus 2.25% and approximately US$2,700 at an annual interest rate of LIBOR plus 4.25% (6.17% and 4.19% during 2002). Both Exim Bank-guaranteed loans were payable in 14 semi-annual payments beginning in June 1996. At December 31, 2001 the Company had made payments totaling to US$18,400 and US$2,300, respectively. During 2002, the outstanding balance of both loans was repaid.

On September 18, 1997, the Company obtained a mortgage loan for the acquisition of an office building amounting to US$25,854 from Banco Bilbao Vizcaya, S. A. ("BBV"). The Company is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. Payment of the principal matures on November 30, 2003.

In March 1999, the Company entered into a US$30,200 million long-term import credit facility with Standard Chartered Bank, as lender, and the Exim Bank, as guarantor. Under this credit facility, TV Azteca was permitted to borrow until May 2002 all or a portion of the US$30,200 by delivering promissory notes. The import credit facility was established to finance the Company's purchase of equipment manufactured in the U.S. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of US$12,200 due in October 2004, which accrues interest at a rate of 7.6% per year, and one in the amount of US$10,500 due in March 2005, which accrues interest at a rate of 8.45% per year. At December 31, 2001 and 2002, the aggregate outstanding amounts due under the outstanding promissory notes were US$14,095 and US$10,128, respectively.

Loans from ATC

On February 11, 2000, the Company entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the "ATC Long-Term Facility"). The ATC Long-Term Facility is comprised of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of the Company's real estate properties. The interest rate on each of the loans is 12.877%. The Company's payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of the Company that also guarantee the Company's payment obligations under the Guaranteed Senior Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement remains outstanding, for up to an additional 50 years. The term of the working capital loan matures in February 2004, but may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains outstanding.

On February 11, 2000, the Company drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan, and in June 2000, the Company drew down the remainder of the unsecured term loan. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility was used for general corporate purposes of the Company and its subsidiaries. At December 31, 2001 and 2002, US$119,800 was outstanding under the ATC Long-Term Facility.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


In February 2000, the Company, together with its subsidiary Television Azteca,
S. A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC regarding space not used by the Company in its operations on up to 190 of the Company's broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 provided to the Company under the ATC Long-Term Facility, the Company granted ATC the right to market and lease the Company's unused tower space to third parties as well as to the Company's affiliates and to collect for ATC's account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. The SCT approved the parties' agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, the Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

Euro-Commercial Paper Program

On May 14, 1999, the Company entered into a US$75,000 Euro-Commercial Paper Program (the "ECP Program") with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount. The Company's payment obligations under the ECP Program are guaranteed by the principal subsidiaries of the Company that also guarantee the Company's payment obligations under the guaranteed senior notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. At December 31, 2001, the aggregate principal amount of the notes outstanding under the ECP Program was US$20,063, which was paid in a series of installments ending in January 2002. At December 31, 2002, the amount of the notes outstanding under the ECP Program was US$5,094, which is payable in a series of installments ending in June 2003.

Commercial paper with Scotia Inverlat, S. A. ("Scotia")

On December 13, 2001, the Company issued two Ps158,550 commercial paper promissory notes to Scotia expiring on June 13, 2002 and December 6, 2002. These promissory notes, issued under the commercial paper program, were issued at a discount bearing interest rates of 12.20% and 12.40%, respectively. At December 31, 2001, the Company has utilized the entire commercial paper, which amounted to Ps287,770, net of the respective discount. The commercial paper promissory notes were repaid in 2002.

Maturity of long-term bank loans and senior notes is as follows:

            Year ending at December 31,                   Amount
            -------------------------------------------------------
            2004....................................... Ps1,346,555
            2005.......................................      10,915
            2007.......................................   3,118,500
            2008 and thereafter........................   1,244,820
                                                        -----------
            Total long-term bank loans and senior notes Ps5,720,790
                                                        ===========

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 10--Labor obligations:

Below is a summary of the main financial data of the Company's seniority premium plan:

                                                                 At December 31,
                                                                 ---------------
                                                                  2001    2002
--------------------------------------------------------------------------------
Accumulated benefit obligation (same as accumulated liabilities) Ps3,391 Ps3,407
Net projected liability.........................................   2,665   2,669
                                                                 ------- -------
Intangible asset................................................ Ps  726 Ps  738
                                                                 ======= =======
Net cost for the year........................................... Ps  643 Ps1,612
                                                                 ======= =======

Note 11--Stockholders' equity:

a. Capital stock

The capital stock of the Company was comprised of Series "A" shares, Series "D-A" shares and Series "D-L" shares. Holders of Series "A" shares are entitled to vote at general meetings of stockholders of the Company. Holders of the Series "D-A" shares and Series "D-L" shares are entitled to vote only in limited circumstances. Holders of Series "D-A" shares and Series "D-L" shares are entitled to a dividend premium and liquidation preference. The rights of holders of all series of capital stock are otherwise identical except for limitations on ownership of Series "A" shares and Series "D-A" shares by persons other than eligible Mexican holders. The Series "A" shares are not exchangeable for shares of any class or equity securities of the Company. The Series "D-A" shares will be converted for Series "A" shares upon the tenth anniversary of the creation of the CPO Trust and shall have the same characteristics as the currently outstanding Series "A" shares of the Company. The Series "D-L" shares will be converted into Series "L" shares upon the tenth anniversary of their original issuance. The Series "L" shares that shall be exchanged for Series "D-L" shares shall entitle its holders to vote only in limited circumstances.

The issued and outstanding capital stock of the Company as of January 1, 2000 consisted of 10,815,834 thousand shares of which 5,408,078 thousand were Series "A" shares, 2,703,878 thousand were Series "D-A" shares and 2,703,878 thousand were Series "D-L" shares. The number of authorized shares at January 1, 2000 consisted of 8,930,573 thousand shares of which 4,623,419 thousand were Series "A" shares, 2,153,577 thousand were Series "D-A" shares and 2,153,577 thousand were Series "D-L" shares.

As part of the Company's employee stock option plan, during 2000, 2001 and 2002, the employees exercised their right to buy shares through said plan. As a result, the Company issued 30,497 thousand shares, 31,215 thousand shares and 46,020 thousand shares, respectively, with a nominal value of Ps5,799, Ps5,542 and Ps7,759, respectively, which resulted in a premium on the issuance of shares of Ps21,417, Ps75,829 and Ps16,122, respectively.

During 2000, 2001 and 2002, the Company decreased its capital stock by Ps20,066, Ps6,717 and Ps18,883, respectively, through the repurchase of 107,370 thousand shares, 38,674 thousand shares and 111,349 thousand shares for Ps316,094, Ps43,172 and Ps169,879, respectively. In these years, the nominal value of the repurchased shares was charged to the capital stock and the difference to the reserve for the repurchase of shares.

During 2001 and 2002, the Company increased its capital stock by Ps19,066 and Ps14,066, respectively, for the sale of treasury shares of 107,804 thousand shares and 82,749 thousand shares, respectively. During 2001 and 2002, these shares had a replacement value of Ps162,439 and Ps136,523, respectively,

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

which were credited to the capital stock at nominal value, and the difference was applied to the reserve for the repurchase of shares.

In an ordinary stockholders' meeting held on April 27, 2000, the stockholders agreed to pay a preferential dividend of Ps44,908 to the Series "D-A" and "D-L" stockholders. The dividend was paid in September 2000.

In April 2000, the Company and NBC-TVA Holding, Inc., a subsidiary of National Broadcasting Company ("NBC") ("NBC-TVA") entered into a subscription agreement pursuant to which NBC-TVA agreed to purchase from the Company 2 million ADSs (96 million shares) for Ps285,564. As a result of this purchase, the Company increased the fixed portion of the capital stock by Ps18,217 plus Ps267,347 for a premium on share subscription. This increase was made by issuing the following shares:

                        Type of shares       Number
                        -------------------------------
                         Series "A"          32,000
                         Series "D-A"        32,000
                         Series "D-L"        32,000

In an ordinary stockholders' meeting held on April 26, 2001, the stockholders agreed to pay a preferential dividend of Ps42,130 to the Series "D-A" and "D-L" stockholders. The dividend was paid in October 2001.

   At the ordinary stockholders' meeting held on April 25, 2002, the stockholders agreed to apply the Company's income for 2001 amounting to Ps1,508,006 as follows:

..  Set aside Ps75,400 for the legal reserve, in accordance with the Mexican
   Corporations Law.

..  Set aside Ps39,966 for the payment of a preferential dividend to the Series
   "D-A" and "D-L" stockholders, which was paid in October 2002.

..  Transfer the reminder of the account of retained earnings.

The authorized, issued and paid-in capital stock of the Company at December 31, 2002 is as follows:

                  Authorized    Paid-in     Nominal   Restatement
   Type of shares   shares      shares      amount    adjustment     Total
   --------------------------------------------------------------------------
                  (thousands) (thousands)
    Series "A"...  5,408,078   4,669,049  Ps  764,802 Ps  748,690 Ps1,513,492
    Series "D-A".  2,703,878   2,199,208      360,235     253,084     613,319
    Series "D-L".  2,703,878   2,199,208      360,235     253,084     613,319
                  ----------   ---------  ----------- ----------- -----------
                  10,815,834   9,067,465  Ps1,485,272 Ps1,254,858 Ps2,740,130
                  ==========   =========  =========== =========== ===========

b. Retained earnings

1. Legal reserve--The net income for the year is subject to the legal provision that requires that 5% of the profit of each year be applied to increase the legal reserve, until the latter equals a fifth of paid-in capital stock.

2. Tax regime for dividends--Dividends paid are not subject to income tax, provided they are paid out from the After Tax Earnings Account ("CUFIN"). The excess is subject to 34% income tax on the amount arrived at from multiplying the dividend paid by a factor of 1.5151 payable by the Company,

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

  which can be offset against the Company's tax liability of the three immediately following periods. Dividends paid are not subject to income tax withholding.

c. Employee stock option plan

In the fourth quarter of 1997, the Company adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by the Company as of December 31, 1996. The exercise prices assigned to these options from 1997 to 2002 range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to the Company's senior management and key actors, presenters and creative personnel.

The options, which relate to an aggregate of 76 million CPOs, were granted in equal portions in respect of each employee's first five years of employment with the Company (whether prior to or after adoption of the plans), but these options may be cancelled, in the case of employment years after 1996, if the Company's operating profit before deducting depreciation and amortization expenses in that year has not increased by at least 15% as compared to the previous fiscal year. An employee's options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by the Company, in which case those options will be reassigned.

The options expire on the fifth anniversary of the date on which they become exercisable.

During each of 2000 and 2001, options with respect to 10 million CPOs and during 2002 options with respect to 15 million CPOs were exercised, respectively, under the general option plan, at a price of US$0.29, US$0.29 and US$0.29 per CPO, respectively.

The activity of employee stock option plans was as follows:

                                               At December 31,
                                               --------------
                        Options                2001       2002
                        -----------------------------------------
                                               (Millions of CPOs)
                        Granted (cumulative).. 116        116
                        Exercised (cumulative) (71)       (86)
                                               ---        ---
                        Outstanding...........  45         30
                                               ===        ===
                        Available to grant.... 124        124
                                               ===        ===
                        Total authorized...... 240        240
                                               ===        ===

d. NBC warrants

In May 1994, the Company and Radiotelevisora del Centro, S. A. entered into an agreement with NBC, in which the companies agreed to pay NBC, for the license of specific programs and advisory and other services, a total of US$7,000 over a three-year period ended June 30, 1997.

As additional consideration for the advisory and other services related to NBC's association, the Company provided NBC with the right to purchase Series "N-6" shares (non-voting) of the Company equal to up to 10% of all then fully diluted outstanding shares of the Company post-exercise (the "Warrants"). The total Warrant exercise price was US$120,000 before June 30, 1994, and accreted at 2.75% compounded quarterly thereafter until it reached US$160,000 at expiration of the Warrants. The Warrants were to be exercised, in whole or in part, from time to time until May 6, 1997. To the extent not exercised during that period, NBC had the right, during the sixty-day period after the expiration of the option period, to require the Company to purchase any unexercised portion of the Warrants for up

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

to US$25,000 and had the right to collect the Warrant put price at any time during the option period if it was determined that the Warrants could not, as a legal matter, be exercised.

On April 3, 1997 NBC notified the Company that it would exercise its rights under the Warrants to purchase Series "N-6" shares of the Company, equivalent to 1% of its total right to purchase 10% of all the fully diluted outstanding shares of the Company for an amount of US$16,000 which was required to be paid on May 5, 1997. Subsequently, NBC advised the Company that the Company was required to purchase the unexercised portion of the warrant for US$22,500 and owed an additional US$5,552, the balance of the US$7,000 owed by the Company for unpaid programming as of May 6, 1997, plus accrued interest.

The agreement with NBC also provided that the Company was required to issue to NBC Series "N-6" shares in an amount equal to 1.5% of all the then fully diluted outstanding capital stock of the Company upon the first to occur of various events relating to the achievement of specific market share and capitalization levels through May 6, 2002.

On April 29, 1997, the Company filed a request for arbitration with the International Chamber of Commerce ("ICC") in Paris pursuant to the arbitration clauses in its agreements with NBC and NBC Europe. In its request, the Company sought the rescission of all of its agreements with NBC, including the cancellation of its outstanding programming purchase obligations, the cancellation of the warrants granted to NBC Europe, NBC's right to require the Company to repurchase the unexercised portion of the warrants, and the return of all amounts previously paid to NBC, on the grounds that NBC did not fulfill its obligations under its agreements with the Company.

On July 29, 1997, NBC and NBC Europe filed an amended answer and counterclaim to the Company's request for arbitration. NBC's principal new claim was that, notwithstanding the expiration of NBC Europe's warrant, NBC Europe should be given the right to exercise the entire unexercised portion of the warrant (representing the right to purchase 9% of the fully-diluted outstanding capital stock of the Company as of May 6, 1997) or, at NBC Europe's election, to recover lost profits based on the difference between the fair market value and the aggregate exercise price in respect of the unexercised portion of NBC Europe's warrant. NBC based this claim on the allegation that the Company misled NBC in order to dissuade NBC Europe from exercising its warrant in full. NBC also claimed that NBC Europe has been deprived of the value of an additional equity bonus of 0.5% of the fully-diluted outstanding capital stock of the Company to which NBC Europe would have been entitled had it exercised its warrants for more than 5% of the Company's outstanding stock, rather than for only 1%.

In February 2000, the Company and NBC commenced discussions regarding the possible settlement of all claims raised in the ICC arbitration proceeding. Based on the progress of those discussions, on March 21, 2000, the Company and NBC jointly notified the ICC tribunal that settlement discussions were taking place and requested that the ICC tribunal withhold any decision in the matter for a period of 30 days, unless the ICC tribunal was informed by either decision in the matter for a period of 30 days, unless the ICC tribunal was informed by either party within that 30-day period that settlement discussions had been abandoned. This 30-day period was extended through April 28, 2000.

On April 28, 2000, the Company and NBC entered into a binding settlement agreement. Pursuant to the settlement agreement, the arbitration proceeding before the ICC tribunal was terminated and all claims by the Company against NBC and NBC Europe, and all claims by NBC and NBC Europe against the Company, have been fully released and discharged. Under the terms of the settlement agreement, the Company paid NBC the sum of US$46,170 (Ps510,732) in cash. This settlement was recorded as an extraordinary item net of income tax.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 12--Tax matters:

During 2000, the Company commenced consolidating for tax purposes.

During the years ended December 31, 2000, 2001 and 2002, the Company and various subsidiaries had taxable income, which was partially offset against tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps68,997, Ps414,082 and Ps359,781 during the years ended December 31, 2000, 2001 and 2002, respectively.

An analysis of the principal differences between the income tax computed at the statutory rate and the Company's income tax provision for the years ended December 31, 2000, 2001 and 2002 is shown as follows:

                                                   Year ended December 31,
                                            ------------------------------------
                                               2000         2001         2002
---------------------------------------------------------------------------------
Income before provision for income tax and
  extraordinary items...................... Ps 698,726  Ps1,517,143  Ps1,273,968
                                            ==========  ===========  ===========
Income tax expense at statutory rate....... Ps 244,554  Ps  531,000  Ps  445,889
Effects of B-10 and inflationary components    114,517       40,015       84,622
Amortization of TV concessions and goodwill    (98,632)    (108,005)    (148,447)
Advertising advances.......................     61,015      303,788      195,178
Estimated cost point rating revenues.......    (38,443)     (86,244)     (72,237)
Non-deductible stock dividends.............     22,946
Exhibition rights..........................     88,051      (53,033)     (64,194)
Depreciation...............................     28,557       46,223        7,994
Benefit on tax consolidation...............   (106,634)
Other......................................    (62,455)     (49,728)     175,134
Utilization of tax loss carryforwards......    (68,997)    (414,082)    (359,781)
                                            ----------  -----------  -----------
Income tax expense--Net.................... Ps 184,479  Ps  209,934  Ps  264,158
                                            ==========  ===========  ===========

As a result of the amendments to the Income Tax Law approved on January 1, 2002, the income tax rate (35%) will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. This gradual decrease in the income tax will be taken into the deferred income tax of each year.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The principal temporary items that gave rise to the recording of deferred tax (assets) liabilities are summarized as follows:

                                                               At December 31,
                                                        ----------------------------
                                                             2001           2002
-------------------------------------------------------------------------------------
Allowance for bad debts................................ (Ps    83,403) (Ps    89,854)
Exhibition rights and inventories......................     1,051,138      1,267,703
Property, machinery and equipment--Net.................       361,044        352,079
Television concessions.................................     1,000,928      1,490,324
Payment to Corporacion de Noticias e Informacion,
  S. A. de C. V........................................       200,773        200,773
Cost related to the issuance of guaranteed senior notes        98,189         78,895
Advertising advances...................................      (576,218)    (1,090,081)
Tax loss carryforwards.................................    (2,574,032)    (1,842,669)
Other..................................................      (328,919)      (292,070)
                                                        -------------  -------------
Tax base before valuation reserve......................      (850,500)        75,100
Applicable income tax rate.............................            35%            34%
                                                        -------------  -------------
                                                             (297,675)        25,534
Valuation reserve for tax loss carryforwards...........       497,805
Deferred income tax asset recorded from the purchase of
  subsidiary...........................................      (200,130)
                                                        -------------  -------------
Deferred income tax payable............................  Ps        --   Ps    25,534
                                                        =============  =============

At December 31, 2001 and 2002, deferred income tax payable was analyzed as follows:

                                                                   At December 31,
                                                                 --------------------
                                                                    2001       2002
-------------------------------------------------------------------------------------
Deferred income tax payable at beginning of year................ Ps 416,593  Ps    --
Less:
   Deferred income tax asset recorded from the purchase
     of subsidiary..............................................   (200,130)
   Deferred income tax (benefit) expense for the year...........   (198,905)   25,534
   Monetary gain related to deferred income tax liabilities for
     the year...................................................    (17,558)
                                                                 ----------  --------
   Deferred income tax payable at end of year................... Ps      --  Ps25,534
                                                                 ==========  ========

At December 31, 2001, the Company incorporated a new wholly-owned subsidiary with tax loss carryforwards. Cumulative tax losses of the Company at December 31, 2002, and their expiration dates are as follows:

                          Expiration date Tax losses
                          ---------------------------
                               2005...... Ps  405,252
                               2006......     147,101
                               2007......     228,148
                               2008......     735,649
                               2009......      40,361
                               2010......     139,963
                               2011......      16,920
                               2012......     129,275
                                          -----------
                                          Ps1,842,669
                                          ===========

Tax loss carryforwards can be restated by applying factors derived from NCPI from the year in which they arise to the first-half of the year in which they are amortized.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 13--Commitments and contingencies:

Leases

The Company leases the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps25,382, Ps26,288 and Ps41,236 during the years ended December 31, 2000, 2001 and 2002, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier any time for justified cause upon 30 days' notice.

Other

The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

Note 14--Other (expenses) income:

Below is a summary of the main items of other (expenses) income:

                                                     Year ended December 31,
                                              -------------------------------------
                                                  2000         2001         2002
------------------------------------------------------------------------------------
Equity in loss of affiliates................. (Ps 107,088) (Ps  67,894) (Ps 111,160)
Donations (See Note 8).......................    (113,093)    (102,880)    (108,118)
Miscellaneous expenses non-deductible for tax
  purposes...................................     (29,886)      (6,527)     (17,754)
Legal advisory services (litigation expenses)     (69,137)     (79,747)     (31,998)
Amortization of installation charges.........                               (19,513)
Write-off of other accounts receivable.......                               (45,788)
Write-off of investments.....................                               (32,152)
Others.......................................     (57,013)      13,197      (75,105)
                                              -----------  -----------  -----------
                                              (Ps 376,217) (Ps 243,851) (Ps 441,588)
                                              ===========  ===========  ===========

Note 15--New accounting pronouncements:

The MIPA issued Statement C-9, "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments" ("Statement C-9"), which went into effect January 1, 2003. Statement C-9 establishes specific rules for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of assets and contingent liabilities, and for disclosure of commitments contracted. The Company does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

The MIPA issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal" ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 established a methodology for calculating and recording losses arising from the impairment of assets and their reversal Also, Statement C-15 provides presentation and disclosure requirements for assets whose value has been impaired and the disclosure in the case that there is subsequent reversal of the impairment. In addition,

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Statement C-15 provided guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

Note 16--Reconciliation between generally accepted accounting principles in Mexico (Mexican GAAP) and United States of America (US GAAP):

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information" issued by the MIPA. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of consolidated results of operations:

                                                             Year ended December 31,
                                                            ------------------------
                                                  Sub note
                                                  reference     2000         2001
-------------------------------------------------------------------------------------
Majority net income under Mexican GAAP...........           Ps  388,883  Ps1,508,006
Amortization of goodwill.........................   i          (197,395)    (197,395)
NBC warrant......................................   ii           10,841
NBC settlement agreement.........................   ii          299,884
Unefon advertising...............................   iii         416,093      385,657
Equity in loss of Unefon.........................   iv         (235,172)    (546,546)
Consent fee for Unefon rights....................   v                       (115,223)
Todito advertising, programming and services
  agreement......................................   vi         (175,146)    (192,674)
Equity in earnings of Todito.....................   vi           63,947       91,594
Amortization of Todito goodwill..................   vi           22,643       27,260
Amortization of goodwill from Azteca Digital
  acquisition....................................   vii           7,904        7,904
Effect of fifth amendment to B-10................   viii       (273,441)    (192,386)
Compensation expense from stock options..........   ix         (113,964)     (35,296)
Compensation expense for Unefon stock option plan   x                        (54,413)
Deferred income taxes............................   xi         (208,384)       4,593
Reversal of capitalized internally produced
  programming....................................   xiii                    (226,375)
                                                            -----------  -----------
Net income under US GAAP.........................           Ps    6,693  Ps  464,706
                                                            ===========  ===========
Basic and diluted income per share...............   xviii   Ps    0.004  Ps    0.047
                                                            ===========  ===========
Basic weighted average number of common shares
  outstanding (in thousands).....................             8,966,752    9,025,274
                                                            ===========  ===========

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


b. Reconciliation of stockholders' equity:

                                                                        At December 31,
                                                                   ------------------------
                                                         Sub note
                                                         reference     2000         2001
--------------------------------------------------------------------------------------------
Balance under Mexican GAAP..............................           Ps4,379,942  Ps5,769,266
Goodwill................................................   i           888,277      690,882
NBC warrant.............................................   ii         (299,884)
NBC settlement agreement................................   ii          299,884
Unefon advertising......................................   iii         416,093      801,750
Unefon investment.......................................   iv          192,306     (353,268)
Todito advertising, programming and services
  agreement.............................................   vi         (175,146)    (367,820)
Amortization of Todito goodwill.........................   vi           22,643       49,903
Equity in earnings of Todito............................   vi           63,947      155,541
Stockholders' equity of Azteca Digital reflecting effect
  of combination of companies under common control......   vii        (134,383)    (126,479)
Effect of fifth amendment to B-10.......................   viii        308,323      316,834
Deferred income taxes...................................   xi         (340,297)    (335,704)
Reversal of capitalized internally produced
  programming...........................................   xiii                    (226,375)
                                                                   -----------  -----------
Balance under US GAAP...................................           Ps5,621,705  Ps6,374,530
                                                                   ===========  ===========

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                             Year ended December 31,
                                                            ------------------------
                                                  Sub note
                                                  reference     2000         2001
-------------------------------------------------------------------------------------
Balance at beginning of the year.................           Ps5,198,569  Ps5,621,705
Net income.......................................                 6,693      464,706
Preferred dividend...............................               (44,908)     (42,130)
Paid-in capital for Unefon stock option plan.....   iv                        39,902
Exercise of stock options........................                27,216       81,371
Repurchase of shares.............................              (316,094)     (43,172)
Sale of treasury shares..........................                            162,439
Issuance of common stock.........................                18,217
Premium on issuance of capital...................               267,347
Unefon acquisition--excess basis.................   iv
Effect relating to capital stock increase
 of Unefon, net of the loss from dilution........   iv          350,700
Effects of fifth amendment to B-10...............   vii         241,278      277,190
Loss from holding non-monetary assets............   viii       (241,278)    (277,190)
Compensation expense from stock options..........   ix          113,965       35,296
Compensation expense for Unefon stock option plan   x                         54,413
                                                            -----------  -----------
Balance at end of year...........................           Ps5,621,705  Ps6,374,530
                                                            ===========  ===========

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


d. Significant differences between US GAAP and Mexican GAAP:

  i. Goodwill

At the effective date of the privatization in 1993 in connection with which the Company was formed, additional goodwill of Ps2,368,737 was recorded due to the deferred net income tax liability, relating primarily to the non-deductibility of the television concessions, required under US GAAP. The additional goodwill will be amortized over 12 years.

  ii. Mandatory redeemable securities

NBC warrant and bonus right

Under US GAAP, the NBC warrant, discussed in Note 11d., would be considered a mandatory redeemable security and would have been initially recorded as temporary equity at its estimated fair value, at the date of the initial agreement, of Ps242,601, based on the present value of US$25 million payment that the Company would be required to pay NBC in the event NBC elected not to exercise the warrant, with a corresponding amount established as deferred operating costs representing the value of the technical advisory services to be provided by NBC at the date of the agreement. Under US GAAP, the Company would have amortized the deferred operating costs over the agreement period. However, at December 31, 1995, the Company wrote-off the unamortized deferred operating costs associated with the agreement, based on management's opinion that there were no future benefits to be derived under the terms of the agreement.

Due to the nature of the Company's obligations with respect to the warrant, the related temporary equity would be considered a monetary liability under US GAAP. The foreign exchange losses, the accretion of the warrant obligation and monetary gains related to the warrant would be reflected in results of operations.

The following table summarizes the accumulated deferred costs, accretion, exchange loss and gain on monetary position related to the NBC warrant:

                                           At December 31, 2000
                -----------------------------------------------
                Deferred operating costs..     (Ps 242,601)
                Accretion.................        (116,010)
                Exchange loss.............        (365,089)
                Gain on monetary position.         423,816
                                               -----------
                Accumulated at end of year     (Ps 299,884)
                                               ===========

The terms of the warrant agreement with NBC as discussed in Note 11d. required the Company to issue 1% of its outstanding shares to NBC upon attainment of the performance goals consisting of specified market share levels or the market capitalization of the Company of at least US$1,400 if a public offering of the Company's stock occurred prior to 1998 and US$1,800 if a public offering occurred after 1998. As a result of the initial public offering, the Company achieved a market capitalization in excess of US$2,000.

As part of the arbitration proceedings with NBC, the Company requested the rescission of all its agreements with NBC including cancellation of warrants granted to NBC Europe and NBC's rights to require the Company to repurchase the unexercised portion of the warrants on the grounds that NBC did not fulfill its obligations under its agreements with the Company.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Temporary equity

An analysis of the changes in the temporary equity under US GAAP is as follows:

                                                                     Year ended
                                                                  December 31, 2000
-----------------------------------------------------------------------------------
Balance at beginning of year.....................................    Ps 310,725
Foreign exchange loss, net of monetary (gain) loss of NBC warrant       (10,841)
NBC settlement agreement.........................................      (299,884)
                                                                     ----------
Balance at end of year...........................................    Ps      --
                                                                     ==========

As a result of the settlement reached with NBC in April 2000, as described in
Note 11d., the Company paid NBC US$46,170 (Ps510,732) in cash as settlement for claims relating to the NBC warrants and bonus right.

Under Mexican GAAP, the settlement paid to NBC was charged against results of operations as an extraordinary item. The excess over the amount recorded as temporary equity (Ps210,848) would be charged against results of operations during the year ended December 31, 2000. Under US GAAP, however, the net charge would not be reflected as an extraordinary item.

  iii. Unefon advertising advance

The Company recorded the advertising contract signed with Unefon (see Note 8) in a manner similar to other advertising contracts that the Company has entered into with related and third parties. See Note 2r.

The Unefon advertising contract is a long-term contract which originated a long-term account receivable and an advertising advance for the same amount at inception. At December 31, 2000 and 2001, the long-term unbilled accounts receivable from Unefon was Ps2,312,922 and Ps2,258,381, respectively. For US GAAP purposes, this long-term contract represents an obligation to provide services in the future that would not be recorded on the balance sheet, and consequently, both the receivable (except for amounts relating to services provided) and the advertising advance would not be recorded under US GAAP. Under Mexican inflation accounting rules, the accounts receivable are US dollar denominated items that expose the Company to exchange gains and losses as well as to monetary losses. The advertising advances related to the Unefon advertising contract are considered non-monetary items under Mexican GAAP and are restated for the effects of inflation.

Revenues recognized under Mexican GAAP are based on the indexed value of the advances recorded as the GRPs are consumed based on a rate schedule established in the contract. For US GAAP purposes, revenues would be recognized based on the average cost per GRPs as the GRPs are consumed.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The following tables illustrate the differences between Mexican and US GAAP in the method of accounting for the advertising contract with Unefon:

                                          Year ended December 31, 2000
                                     --------------------------------------
                                      Mexican GAAP   US GAAP    Difference
    ------------------------------------------------------------------------
    Long term receivable from Unefon  Ps 2,123,149  Ps226,321  (Ps1,896,828)
    Unefon advertising advance......    (2,312,921)               2,312,921
                                     -------------  ---------  ------------
    Net (liabilities) assets........ (Ps   189,772) Ps226,321   Ps  416,093
                                     =============  =========  ============
    Revenues........................  Ps     9,521  Ps237,576   Ps  228,055
    Exchange (loss) gain............       (12,725)    (2,117)       10,608
    Monetary (loss) gain............      (186,568)    (9,138)      177,430
                                     -------------  ---------  ------------
    Total........................... (Ps   189,772) Ps226,321   Ps  416,093
                                     =============  =========  ============

                                          Year ended December 31, 2001
                                     --------------------------------------
                                      Mexican GAAP   US GAAP    Difference
    ------------------------------------------------------------------------
    Long term receivable from Unefon  Ps 1,931,139  Ps474,508  (Ps1,456,631)
    Unefon advertising advance......    (2,258,381)               2,258,381
                                     -------------  ---------  ------------
    Net (liabilities) assets........ (Ps   327,242) Ps474,508   Ps  801,750
                                     =============  =========  ============
    Cumulative:
       Revenues.....................  Ps    75,844  Ps528,926   Ps  453,082
       Exchange (loss) gain.........      (121,555)   (29,869)       91,686
       Monetary (loss) gain.........      (281,531)   (24,549)      256,982
                                     -------------  ---------  ------------
    Total........................... (Ps   327,242) Ps474,508   Ps  801,750
                                     =============  =========  ============

  iv. Unefon investment

The Company acquired a 50% interest in Unefon on October 28, 1999. Unefon commenced operations in February 2000. The Company's share of the stockholders' equity of Unefon at the date of acquisition under US GAAP was Ps105,991 greater than the amount recorded under Mexican GAAP due to the capitalized monetary gain net of the pre-operating expenses. This excess would result in an increase in the Company's stockholders' equity under US GAAP since this was an acquisition of an entity under common control and the difference between the book value acquired and the amount paid would be considered as an additional contribution from the stockholder.

As a result of the Rights granted to the Company's stockholders in October 2000, the Company stopped recognizing its participation in the losses of Unefon. Under US GAAP, the Company would continue to recognize its participation in the losses of Unefon until such Rights are exercised.

The Company's share of Unefon's net loss for years ended December 31, 2000 and 2001 under US GAAP were Ps329,630 and Ps546,546 compared to Ps94,458 and zero under Mexican GAAP, respectively. The principal differences were due to pre-operating expenses, advertising expenses, revenue recognition, recognition of the participation in the losses mentioned in the preceding paragraph and capitalized interest and monetary gain.

During 2000, Unefon completed an initial public offering. Net proceeds received from the offering amounted to Ps991,900. As a result of the offering, the Company's participation in Unefon decreased from 50% to 46.5%. The increase in Unefon's stockholders' equity would increase the Company's investment in Unefon with a corresponding increase in stockholders' equity under US GAAP of Ps350,701.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The following table illustrates the differences between Mexican and US GAAP in the method of accounting for the Company's investment in Unefon.

                                                                 At December 31,
                                                            ------------------------
                                                                2000         2001
-------------------------------------------------------------------------------------
Investment in Unefon under Mexican GAAP.................... Ps1,809,528  Ps1,848,485
                                                            -----------  -----------
Equity in loss.............................................    (242,900)    (789,446)
Acquisition--excess basis..................................     105,991      105,991
Reversal of capitalized consent fee for Unefon Rights......                 (115,223)
Paid-in capital for Unefon stock option plan...............                   39,902
Effect relating to capital stock increase of Unefon, net of
  the loss from the dilution...............................     350,700      350,700
Reversal of loss from holding non-monetary assets for
  Unefon investment........................................     (21,485)      54,808
                                                            -----------  -----------
                                                                192,306     (353,268)
                                                            -----------  -----------
Investment in Unefon under US GAAP......................... Ps2,001,834  Ps1,495,217
                                                            ===========  ===========

Summarized financial information at December 31, 2000 and 2001 and the years then ended for Unefon, stated in Mexican pesos, is as follows:

                                 At and for the year ended December 31
                         ----------------------------------------------------
                             Under Mexican GAAP           Under US GAAP
                         -------------------------  -------------------------
                             2000         2001          2000         2001
 -----------------------------------------------------------------------------
 Current assets......... Ps1,327,481  Ps   715,975  Ps1,386,186  Ps 1,125,736
 Non-current assets.....   7,725,254     8,452,660    7,763,189     8,773,292
 Current liabilities....     685,057     1,555,127      674,990     1,852,819
 Non-current liabilities   3,953,028     4,284,193    4,169,368     4,830,688
 Stockholders' equity...   4,414,650     3,329,315    4,305,017     3,215,521
 Revenues...............     317,822     1,748,787      216,329     1,560,156
 Gross margin...........    (311,415)     (859,768)    (802,017)   (1,024,916)
 Net loss...............    (339,462)   (1,112,668)    (659,259)   (1,175,368)

  v. Unefon Rights

As discussed in Note 7, the Company's Board of Directors granted rights to certain stockholders of the Company to acquire a pro-rata share of the Unefon shares currently owned by the Company. The Rights to acquire the Unefon shares were subject to the receipt of consents from the Holders of the TV Azteca Notes and Azteca Holdings Senior Secured Notes 2002, which were obtained on March 27, 2001, the receipt of regulatory approvals and third parties approvals, including the approval of Nortel. In addition, the Rights are subject to the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

On March 27, 2001, the Company paid a fee totaling Ps115,223 to certain holders of the TV Azteca Notes to obtain the required consent for the grant of the rights to acquire a pro-rata share of the Unefon shares owned by the Company. Under Mexican GAAP, the Company capitalized the consent fee as part of its total investment in Unefon. Under US GAAP, this consent fee would be recognized in earnings during the year.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  vi. Todito investment

For Mexican GAAP purposes, the investment in Todito (see Note 7) was accounted for as a purchase and generated goodwill of Ps543,370. Goodwill amortization recorded under Mexican GAAP during the years ended December 31, 2000 and 2001 amounted to Ps22,643 and Ps27,260, respectively. Prior to the Company's investment, Todito was a wholly-owned subsidiary of Dataflux, S. A. de C. V., a company controlled by the brother of Mr. Salinas Pliego. Under US GAAP, the Company's investment in Todito would be accounted for as a transaction between companies under common control and would be recorded based on the historical cost of the advertising, programming and sales services provided to Todito when such services are provided. Under US GAAP, there was no cost to the Company associated with providing the programming to Todito for the years ended December 31, 2000 and 2001. The cost of providing advertising and sales services were Ps2,170 and Ps5,356 during the year ended December 31, 2000, respectively. Furthermore, there was no cost to the Company associated with providing the advertising and sales services during the year ended December 31, 2001.

Revenues related to the advertising provided to Todito under the terms of the agreement are recognized under Mexican GAAP when the advertising is utilized based on the peso equivalent amount of the advertising at the date of the agreement, indexed for the effects of inflation. Revenues related to the content and sales services provided to Todito under the terms of the agreement are recognized under Mexican GAAP on a straight line basis over the life of the agreement based on the peso equivalent amount of the programming and services at the date of the agreement indexed for the effects of inflation.

Revenues recognized in connection with the Todito agreement under Mexican and US GAAP were as follows:

                                      Year ended December 31, 2000
                                      ----------------------------
                                       Mexican    US
                                        GAAP     GAAP   Difference
             ------------------------------------------------------
             Revenues recognized for:
                Advertising.......... Ps 95,530 Ps2,170 (Ps 93,360)
                Programming..........    81,786            (81,786)
                Services.............     5,356   5,356         --
                                      --------- ------- ----------
                                      Ps182,672 Ps7,526 (Ps175,146)
                                      ========= ======= ==========

                                            Year ended December 31, 2001
                                           -----------------------------
                                            Mexican    US
                                             GAAP     GAAP    Difference
       ------------------------------------------------------------------
       Cumulative revenues recognized for:
          Advertising..................... Ps165,184 Ps2,170 (Ps 163,014)
          Programming.....................   196,564            (196,564)
          Services........................    13,598   5,356      (8,242)
                                           --------- ------- -----------
                                           Ps375,346 Ps7,526 (Ps 367,820)
                                           ========= ======= ===========

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The following table illustrates the differences between Mexican and US GAAP in the method of accounting for the Company's investment in Todito:

                                At December 31, 2000    At December 31, 2001
                               ----------------------  ----------------------
                               Investment  Goodwill in Investment  Goodwill in
                               in Todito     Todito    in Todito     Todito
  ----------------------------------------------------------------------------
  Amounts under Mexican GAAP.. Ps 482,491  Ps 520,727  Ps 397,883  Ps 493,467
  Reverse investment in Todito   (543,430)   (543,370)   (539,901)   (543,370)
  Equity in earnings..........     63,947                 155,541
  Amortization of goodwill....                 22,643                  49,903
                               ----------  ----------  ----------  ----------
  Amounts under US GAAP....... Ps   3,008  Ps      --  Ps  13,523  Ps      --
                               ==========  ==========  ==========  ==========

Under US GAAP, the Company's share of Todito's net gain for the years ended December 31, 2000 and 2001 were Ps53 and Ps6,051, respectively, compared to a net loss of Ps64,000 and Ps85,543, respectively, under Mexican GAAP. The difference is due to the pre-operating expenses and the cost of advertising and programming services provided by the Company that have been capitalized and expensed for Mexican GAAP purposes, respectively.

  vii. Acquisition of Azteca Digital

The Company acquired Azteca Digital, S. A. de C. V. on December 31, 1997. Under Mexican GAAP this acquisition was accounted by the purchase method; however, under US GAAP this acquisition is considered to be of a company under common control and accordingly, it would have been accounted for retroactively in a manner having a similar effect as a pooling of interests. The annual goodwill amortization relating to the Azteca Digital acquisition under Mexican GAAP in 2000 and 2001 amounted to Ps7,904.

  viii. Effects of fifth amendment to statement B-10

As mentioned in Note 2a., the Company restates its exhibition rights and equipment of foreign origin based on the devaluation of the Mexican peso against the foreign currencies of, and by applying inflation factors of the countries in which they originate. This methodology does not comply with Rule 3-20 of the SEC's Regulation S-X for presenting price level financial statements, and consequently the Company has determined the effects on exhibition rights and equipment of foreign origin and current year depreciation and amortization and reflected them in its results of operations and financial position under US GAAP.

  ix. Employee stock option plans

The granting of stock options in the fourth quarter of 1997 by the Company at exercise prices below the then current market prices of CPOs would result in non-cash compensation cost under US GAAP of approximately Ps113,964 and Ps35,296 for 2000 and 2001, respectively, as determined under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". The majority of the options granted were pursuant to plans which would be considered variable plans under US GAAP, since the number of shares exercisable is contingent upon the Company achieving specified financial goals and employees' performance. The Company expects to record non-cash compensation expense in future periods in connection with these plans.

Had compensation cost for the Company's employees stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Accounting Standard ("SFAS") No. 123, "Accounting for Stock Based
Compensation", the Company's compensation expense would have been Ps40,510 and Ps17,869 for 2000 and 2001, respectively, and the net income and net income per share would have been reduced to the pro forma amounts indicated as follows:

                                               Year ended December 31,
                                               -----------------------
                                                 2000        2001
              --------------------------------------------------------
              Net income as reported.......... Ps 6,693    Ps464,706
                                                ========    =========
              Net income pro forma............ Ps80,148    Ps482,134
                                                ========    =========
              Net income per share as reported Ps 0.001    Ps  0.052
                                                ========    =========
              Net income per share pro forma.. Ps 0.008    Ps  0.053
                                                ========    =========

The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option granted is estimated on the date of grant using the weighted average of the Black-Scholes option pricing model and simple binomial model with the following assumptions:

                                                    Year ended
                                                   December 31,
                                                   ------------
                                                    2000   2001
               -------------------------------------------------
               Expected volatility................ 0.353  0.391
               Risk-free interest rate............    18%    10%
               Expected life of options (in years)     5      5
               Expected dividend yield............    10%    10%

The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The following table summarizes activity under the Company's stock option plans during the years ended December 31, 2000 and 2001.

                                                 Number of options  Weighted-average
                                                (thousands of CPOs)  exercise price
------------------------------------------------------------------------------------
Outstanding at January 1, 2000.................        68,712             0.32
   Granted.....................................         1,886             0.29
   Exercised...................................       (15,652)            0.29
                                                      -------
Outstanding at December 31, 2000...............        54,946             0.32
   Granted.....................................                           0.29
   Exercised...................................       (10,405)            0.29
                                                      -------
Outstanding at December 31, 2001...............        44,541
                                                      =======
Outstanding options exercisable at December 31,
   2000........................................        14,000             0.32
                                                      =======
   2001........................................        18,651             0.32
                                                      =======

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


  x. Compensation expense for Unefon stock option plan

On November 15, 2000, the Board of Directors of Unefon initiated a stock option plan (the "Unefon Stock Option Plan") for its employees and stockholders. Pursuant to the Unefon Stock Option Plan, the Company has the right to receive or designate the beneficiaries of the option to purchase 120,152,229 shares at US$0.1507 per share. The Unefon Stock Option Plan has a vesting period of five years as follows: 10% during 2001, 10% during 2002, 20% during 2003, 30% during 2004, and 30% during 2005. The fair value of the options granted to the Company totaled US$56,201. The Company designated certain employees as the sole beneficiaries of the Unefon Stock Option Plan.

Under US GAAP, the Company would recognize as compensation expense the vested options since the Company is designating certain employees as the sole beneficiaries of the Unefon Stock Option Plan. At December 31, 2001, the Company recognized Ps54,413 as compensation expense related to the Stock Option Plan.

  xi. Deferred income tax

As stated in Note 2n., income tax expense was recorded under Mexican GAAP through December 31, 1999 following inter-period allocation procedures under the partial liability method. Under this method, deferred income tax is recognized only in respect of identifiable, non-recurring timing differences between taxable and book income. This substantially eliminated all deferred taxes under Mexican GAAP. Also, under Mexican GAAP through December 31, 1999 the benefit from utilizing tax loss carry-forwards and asset tax credits was not recognized until utilized, at which time it was presented as an extraordinary item. This substantially eliminated all deferred taxes under Mexican GAAP. Effective January 1, 2000, the Company adopted the provisions of Revised Statement D-4 "Accounting Treatment of Income Tax, Assets Tax and Employees' Profit Sharing". Under this method, deferred tax assets or liabilities are recognized for all differences between the book value and the tax value of assets and liabilities. The cumulative effect of adopting Statement D-4 as of January 1, 2000 was a net deferred tax liability of Ps693,526, which was charged directly to stockholders' equity.

There would be no effect of adoption Revised Statement D-4 under US GAAP relating to the Company's investment in Unefon.

Under US GAAP, the Company follows SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109"). This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carry-forwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carry-forwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income.

The temporary differences under SFAS 109 are determined based on the difference between the indexed tax basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph the deferred tax expense or benefit should be

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

calculated as the difference between (a) deferred tax assets and liabilities reported at the end of the current year determined as indicated above and (b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

Gains and losses from holding non-monetary assets are recorded in stockholders' equity. It is the Company's policy to reflect in results of operations the deferred income taxes that arise as a result of such gains (losses) from holding non-monetary assets. The significant components of income tax expense (benefit) under US GAAP were as follows:

                                   Year ended December 31,
                                   -----------------------
                                      2000         2001
                     --------------------------------------
                     Current......  Ps  9,677   Ps 209,934
                     Deferred.....    (68,549)    (221,058)
                                   ----------  -----------
                     Total benefit (Ps 58,872) (Ps  11,124)
                                   ==========  ===========

The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and the Company's provision for income tax in each period:

                                                        Year ended December 31,
                                                       ------------------------
                                                           2000         2001
--------------------------------------------------------------------------------
(Loss) income before income tax benefit............... (Ps  52,179)  Ps 453,582
                                                       ===========  ===========
Income tax (benefit) expense at statutory rate........ (Ps  18,263)  Ps 158,754
Non-deductible stock dividends........................      22,946
Effects of inflationary components....................     117,716       10,149
Miscellaneous expenses non-deductible for tax purposes      24,805       14,811
Benefit of tax consolidation..........................    (106,634)    (120,284)
Other.................................................     (99,442)     (74,554)
                                                       -----------  -----------
Net income tax benefit................................ (Ps  58,872) (Ps  11,124)
                                                       ===========  ===========

During 1999, the Company and its external legal and tax advisers evaluated the deductibility of the concession rights and concluded that such rights are deductible for tax purposes, over the period granted by such concessions. Based on this conclusion and a confirmation received from the Mexican tax authorities in March 2000, the Company adjusted the previously recorded deferred tax liability.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as follows:

                                                             At December 31,
                                                         ----------------------
                                                            2000        2001
--------------------------------------------------------------------------------
Deferred income tax assets:
   Current
   Advertising advances and other.......................  Ps212,183   Ps 68,531
Non-current
   Tax loss carryforwards and other.....................    143,767     900,910
   Deferred income tax asset recorded from the purchase
     of subsidiary......................................                200,130
   Valuation reserve for tax loss carryforwards.........               (497,805)
                                                         ----------  ----------
       Total non-current................................    143,767     603,235
                                                         ----------  ----------
                                                            355,950     671,766
                                                         ----------  ----------
Deferred income tax liability:
   Current..............................................
   Inventories and provisions...........................   (513,588)   (306,054)
                                                         ----------  ----------
Non-current
   Television concessions...............................   (210,547)   (350,325)
   Property, machinery and equipment and other..........   (388,705)   (351,091)
                                                         ----------  ----------
       Total non-current................................   (599,252)   (701,416)
                                                         ----------  ----------
                                                         (1,112,840) (1,007,470)
                                                         ----------  ----------
Net deferred tax liabilities:
   Under US GAAP........................................   (756,890)   (335,704)
   Under Mexican GAAP...................................   (416,593)
                                                         ----------  ----------
   US GAAP adjustment................................... (Ps340,297) (Ps335,704)
                                                         ==========  ==========

The difference between net deferred tax liabilities under Mexican and US GAAP at December 31, 2000 and 2001, relates primarily to the effects of the Fifth Amendment to Statement B-10, the cancellations of the deferred tax asset related to the option for sale of an affiliate and the amortization of the goodwill of Azteca Digital.

During the year ended December 31, 2001, the Company acquired a company with tax loss carryforwards. Under Mexican and US GAAP, the Company recorded a tax asset of Ps939,616 and an income tax benefit of Ps328,865.

  xii. Exhibition rights

Under US GAAP, a license agreement for program material is reported as an asset and a liability, when the license period begins and all of the following conditions are met: the cost of each program is known or reasonably determinable, the program material has been accepted by the license and the program is available for its first showing or telecast. Under Mexican GAAP, the rights acquired and obligations incurred are recorded when the license agreements are signed. At December 31, 2000 and 2001,

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Ps195,413 and Ps382,332, respectively, of deferred exhibition rights would not be recorded under US GAAP, since the related program material was not yet available to the Company. Since the Company's obligations under the license agreements and the deferred exhibition rights are considered monetary and non-monetary items, respectively, under the Mexican inflation accounting rules, the early recognition of the Company's obligations, prior to the period in which the program material is available for its first showing, overstates the monetary gain and exchange losses related to these obligations under US GAAP. However, since the obligations are US dollar denominated, the net effect of the related exchange losses and monetary gains, under US GAAP, are immaterial during the periods presented.

  xiii. Production costs of internally produced programming

Under Mexican GAAP, the Company expensed production costs of internally produced programming when the programs are initially aired, except in the case of telenovelas, where some of the production costs are amortized over a period of four-years based on estimates of secondary market revenue.

Under US GAAP, on January 1, 2001, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 00-2, "Accounting by Producers and Distributors of Films" ("SOP 00-2"), which replaced SFAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films". SOP 00-2 provides that film costs should be accounted for under an inventory model and discusses various topics such as revenue recognition and accounting for exploitation costs and impairment assessment. In addition, SOP 00-2 establishes criteria for which revenues should be included in the Company's ultimate revenue projections. As discussed in Note 7, during 2001, the Company renegotiated its contract with Azteca America. Pursuant to SOP 00-2, given its limited experience with Azteca America, the Company reversed capitalized production costs of internally produced programming totaling Ps226,375.

  xiv. Comprehensive income

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). During the periods presented, the Company had no change in equity from transactions or other events and circumstances from non-owner sources under US GAAP. Accordingly, a statement of comprehensive income (loss) has not been provided as comprehensive income (loss) equals net income (loss) for all periods presented.

  xv. Fair value information

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

Cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

Bank loans. The Company's bank loans bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 2000 and 2001 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans are a reasonable estimate of their fair value.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Guaranteed senior notes. The carrying value of the Company's guaranteed senior notes and the related fair value base on the quoted market prices for the same or similar issues at December 31, 2001 were Ps4,114,901 and Ps4,066,190, respectively.

  xvi. Property, machinery and equipment

Under US GAAP, advances for the acquisition of machinery and equipment would be classified as prepayments. As of December 31, 2000 and 2001, the Company had advances of Ps66,659 and Ps74,568, respectively.

  xvii. Other employee benefits

The Company has no post-retirement health care insurance or other benefit plans. Therefore, SFAS No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions", SFAS No. 112, "Employers' Accounting for Post-employment Benefits" and SFAS No. 132, "Employers' Disclosure about Pension and other Post-retirement Benefits", would have no effect on the Company's financial position.

  xviii. Earnings per share ("EPS")

For US GAAP purposes, the Company applies SFAS No. 128, "Earnings per Share". This statement simplifies the method of computing earnings per share by replacing the primary earnings per share computation with a basic earnings per share computation. The basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings per share will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity.

                                                     Year ended December 31,
                                                    -------------------------
                                                        2000          2001
 -----------------------------------------------------------------------------
 Net income........................................  Ps    6,693  Ps  464,706
 Preferred stock dividends.........................      (44,908)     (42,130)
                                                    ------------  -----------
 (Loss) income corresponding to common stockholders (Ps   38,215) Ps  422,576
                                                    ============  ===========
 Basic weighted average number of common shares
   outstanding.....................................    8,966,752    9,025,274
 Effect of dilutive securities:
    Stock options pending to exercise..............       42,215       56,169
                                                    ------------  -----------
    Diluted number of common shares................    9,008,967    9,081,443
                                                    ============  ===========
 Basic (loss) income per share..................... (Ps    0.004) Ps    0.047
                                                    ============  ===========
 Diluted (loss) income per share................... (Ps    0.004) Ps    0.047
                                                    ============  ===========

  xix. Effect of recently issued accounting standards

In June 2000, the FASB issued SFAS No. 139, "Rescission of SFAS 53 and Amendments to SFAS 63, 89 and 121 and SOP 00-2" ("SFAS 139") which rescinds SFAS 53 on financial reporting by motion picture film producers or distributors. SFAS 139 requires public companies to follow the guidance provided by SOP 00-2.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Effective January 1, 2001, the Company adopted the SOP 00-2. SOP 00-2 supersedes SFAS 53, "Financial Reporting by Producers and Distributors of Motion Picture Films". SOP 00-2 provides additional guidance in the areas of revenue recognition, costs for abandoned projects, limitations on ultimate revenues used, impairment guidance and advertising costs. The adoption of the statement did not have a material impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact in the consolidated financial statements of the Company.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB opinion No. 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 will have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged and generally are to be applied prospectively. The Company does not expect the adoption of SFAS 144 will have a material impact on the consolidated financial statements.

  xx. Cash flow information

Under US GAAP, a statement of cash flows is prepared based on provisions of SFAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flow statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The Company has further segregated the effects of exchange rate changes and inflationary effect on cash from other cash flow activities as provided in the following condensed cash flow statement:

                                                                  Year ended December 31,
                                                                 ------------------------
                                                                     2000         2001
------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income...................................................     Ps6,693    Ps464,706
   Adjustments:
   Gain on sale of subsidiary...................................     (17,797)
   Minority interest............................................     (25,825)      (1,892)
   Compensation expense from stock options......................     113,964       35,296
   Amortization and depreciation................................     870,846      863,362
   NBC settlement agreement.....................................     210,848
   Equity in loss of affiliates.................................     278,312      522,845
   Unefon stock option plan.....................................                   54,413
   Deferred income tax..........................................     (68,549)    (221,058)
   Foreign exchange loss, net of monetary gain on NBC warrant...     (10,841)
   Unrealized foreign exchange loss.............................     101,920     (294,411)
   Monetary gain on financing activities........................    (325,907)     (56,947)
   Net changes in working capital...............................      34,693      252,217
                                                                 -----------  -----------
      Net cash provided by operating activities.................   1,168,357    1,618,531
                                                                 -----------  -----------
Cash flows from investing activities:
   Acquisition of machinery and equipment.......................    (169,740)    (170,185)
   Exhibition rights purchased..................................    (413,700)    (648,594)
   Investment in affiliates of Pappas Telecasting Companies,
     through Azteca America.....................................                 (660,031)
   Loan granted to Pappas Southern California, LLC..............                 (191,124)
                                                                 -----------  -----------
      Net cash used in investing activities.....................    (583,440)  (1,669,934)
                                                                 -----------  -----------
Cash flows from financing activities:
   Debt received................................................     650,864      337,422
   Debt paid....................................................    (668,009)    (116,594)
   Preferred dividend paid......................................     (44,908)     (42,130)
   Proceeds from stock options exercised........................      27,216       81,371
   Sale of treasury shares......................................                  162,439
   Repurchase of shares.........................................    (316,094)     (43,172)
   Proceeds from capital stock increase.........................      18,217
   Premium on issuance of capital stock.........................     267,347
   Payment to NBC as settlement for warrant and bonus right.....    (510,732)
                                                                 -----------  -----------
      Net cash (used in) provided by financing activities.......    (576,099)     379,336
                                                                 -----------  -----------
      Effects of inflation and exchange rate changes on cash....      90,988       53,501
                                                                 -----------  -----------
      Increase in cash and cash equivalents.....................      99,806      381,434
                                                                 -----------  -----------
      Cash and cash equivalents at beginning of period..........   1,169,631    1,269,437
                                                                 -----------  -----------
      Cash and cash equivalents at end of period................ Ps1,269,437  Ps1,650,871
                                                                 ===========  ===========
Supplemental disclosure:
   Cash paid during the period for:
   Interest.....................................................   Ps731,025    Ps669,426
                                                                 ===========  ===========
   Income tax...................................................   Ps252,664     Ps81,142
                                                                 ===========  ===========

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


e. Condensed balance sheets and results of operations:

The following condensed balance sheets and results of operations reflect the effects of the principal differences between Mexican GAAP and US GAAP:

                                                          CONDENSED BALANCE SHEET
                                                          -----------------------
                                                              At December 31,
                                                          -----------------------
                                                                   2001
---------------------------------------------------------------------------------
Current assets...........................................       Ps7,755,187
Property, machinery and equipment--Net...................         2,496,652
Television concessions--Net..............................         3,742,945
Investment in Unefon.....................................         1,495,216
Investment in affiliates of Pappas Telecasting Companies,
  through Azteca America.................................           660,031
Goodwill--Net............................................           750,182
Other assets.............................................         2,248,407
Deferred income tax assets...............................           603,235
                                                               ------------
   Total assets..........................................      Ps19,751,855
                                                               ============
Short-term debt..........................................         Ps566,872
Advertising advances.....................................         4,639,819
Deferred income tax payable..............................           306,054
Other current liabilities................................         1,325,988
                                                               ------------
   Total current liabilities.............................         6,838,733
                                                               ------------
Long-term debt...........................................         5,622,726
Exhibition rights payable................................           206,079
Deferred income tax payable..............................           701,416
                                                               ------------
   Total long-term liabilities...........................         6,530,221
                                                               ------------
Minority interest........................................             8,371
Stockholders' equity.....................................         6,374,530
                                                               ------------
   Total liabilities and stockholders' equity............      Ps19,751,855
                                                               ============

--------------------------------------------------------------------------------

TV Azteca, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


                                                                      CONDENSED RESULTS
                                                                        OF OPERATIONS
                                                                  ------------------------
                                                                   Year ended December 31,
                                                                  ------------------------
                                                                      2000         2001
-------------------------------------------------------------------------------------------
Net revenue...................................................... Ps6,039,699  Ps6,165,887
Costs and expenses:
   Programming and transmission costs............................   2,876,360    2,791,889
   Selling and administrative expenses...........................   1,053,674    1,046,367
   Depreciation and amortization.................................     870,846      863,362
   NBC settlement agreement......................................     210,848
   Other expense--Net............................................     547,442      814,027
                                                                  -----------  -----------
   Operating income..............................................     480,529      650,242
                                                                  -----------  -----------
Comprehensive financing cost:
   Interest expense..............................................    (934,488)    (770,885)
   Interest income...............................................     188,271      239,927
   Exchange (loss) income--Net...................................    (118,511)     275,458
   Gain on monetary position.....................................     325,906       56,948
                                                                  -----------  -----------
   Net comprehensive financing cost..............................    (538,822)    (198,552)
                                                                  -----------  -----------
   (Loss) income before minority interest and income tax benefit.     (58,293)     451,690
   Minority interest.............................................       6,114        1,892
   Income tax benefit............................................      58,872       11,124
                                                                  -----------  -----------
   Net income....................................................     Ps6,693    Ps464,706
                                                                  ===========  ===========

--------------------------------------------------------------------------------

                    UNEFON, S. A. DE C. V. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Report of independent accountants

Mexico City, February 24, 2003

To the Stockholders of
Unefon, S. A. de C. V. and subsidiaries

We have audited the accompanying consolidated balance sheets of Unefon, S. A. de C. V. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of results of operations for the period from February 1, 2000 (commencement of operations) through December 31, 2000 and for the years ended December 31, 2001 and 2002, of changes in stockholders' equity and of changes in financial position for the years ended December 31, 2000, 2001 and 2002, expressed in constant pesos of December 31, 2002 purchasing power. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to these consolidated financial statements, the Company is currently engaged in several legal disputes with its main technology supplier and financial creditor which could significantly affect the Company's operations and its ability to repay its debt, and therefore raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Unefon, S. A. de C. V. and its subsidiaries as of December 31, 2000, 2001 and 2002, and the consolidated results of their operations for the period from February 1, 2000 (commencement of operations) through December 31, 2000 and for the years ended December 31, 2001 and 2002 and the changes in consolidated stockholders' equity and in their consolidated financial position for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss, expressed in pesos of December 31, 2002 purchasing power, for the years ended December 31, 2000 and 2001 and the determination of the consolidated stockholders' equity and consolidated financial position as of December 31, 2000 and 2001, also expressed in pesos of December 31, 2002 purchasing power, to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

                                                                     December 31,
                                                       --------------------------------------------
                                                           2001                   2002
----------------------------------------------------------------------------------------------------
                                                       (Thousands of Mexican pesos of
                                                           December 31, 2002           Thousands of
                                                           purchasing power)          US dollars (*)
Assets:
Current:
   Cash and cash equivalents..........................   Ps130,955       Ps203,869     US$  19,529
   Restricted cash (Note 10)..........................     164,613         159,492          15,278
   Accounts receivable................................     155,111         250,218          23,969
   Recoverable value added tax........................      87,441          12,604           1,207
   Related parties (Note 9)...........................       6,651         206,054          19,738
   Handset inventories................................     133,760         149,204          14,293
   Other assets (Note 7)..............................      38,757           5,625             539
                                                        -----------     -----------    -----------
       Total current assets...........................     717,288         987,066          94,553
Property and equipment--Net (Note 4)..................   3,584,539       3,406,730         326,337
Concession rights--Net (Note 5).......................   4,038,578       3,881,338         371,801
Pre-operating expenses--Net (Note 6)..................     656,684         580,405          55,598
Other assets--Net (Note 7)............................     188,368         174,380          16,704
                                                        -----------     -----------    -----------
       Total assets................................... Ps9,185,457     Ps9,029,919     US$ 864,993
                                                        ===========     ===========    ===========
Liabilities:
Bank loans (Note 8)...................................   Ps465,281       Ps217,962     US$  20,879
Nortel Networks Corporation (Note 10).................      67,333         357,859          34,280
Deferred revenue......................................      80,277         222,205          21,285
Accounts payable and accrued expenses.................     628,580         701,628          67,210
Related parties (Note 9)..............................     316,630         797,807          76,423
                                                        -----------     -----------    -----------
       Total current liabilities......................   1,558,101       2,297,461         220,077
Long-term bank loans (Note 8).........................                     100,327           9,611
Capital reduction payable to stockholders (Note 12)...     707,299         695,648          66,637
Long-term financing from Nortel Networks Corporation
  (Note 10)...........................................   3,396,494       3,293,759         315,518
Related parties (Note 9)..............................     130,506         158,868          15,218
Other non-current liabilities.........................      57,757          20,318           1,946
                                                        -----------     -----------    -----------
       Total liabilities..............................   5,850,157       6,566,381         629,007
                                                        -----------     -----------    -----------
Stockholders' equity (Notes 1 and 12):
   Capital stock authorized...........................   3,769,091       3,769,091         361,048
   Capital stock authorized but unpaid................    (538,040)       (538,040)        (51,540)
                                                        -----------     -----------    -----------
                                                         3,231,051       3,231,051         309,508
   Premium on share subscription......................   1,561,096       1,561,096         149,540
   Deficit............................................  (1,456,847)     (2,328,609)       (223,062)
                                                        -----------     -----------    -----------
       Total stockholders' equity.....................   3,335,300       2,463,538         235,986
                                                        -----------     -----------    -----------
       Contingencies (Notes 10 and 14)................
                                                        -----------     -----------    -----------
       Total liabilities and stockholders' equity..... Ps9,185,457     Ps9,029,919     US$ 864,993
                                                        ===========     ===========    ===========

--------
(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed in pesos of December 31, 2002 purchasing power translated at the exchange rate of Ps10.4393 per US dollar and are not covered by the Report of Independent Accountants.

   The accompanying sixteen notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS
(Notes 1 and 9)

                                                             Year ended December 31,
                                             ---------------------------------------------------------------
                                               2000(*)           2001                     2002
-------------------------------------------------------------------------------------------------------------
                                             (Thousands of Mexican pesos of December 31, 2002  Thousands of
                                             purchasing power, except per share amounts)      US dollars (**)
Revenue:
   Sale of handsets.........................  Ps 303,110      Ps  603,910      Ps  597,900       US$ 57,274
   Service revenue..........................      34,094          607,766        1,525,517          146,132
   Interconnection revenue..................      32,779          486,718          986,596           94,508
   Other revenue............................       5,577           53,602           99,835            9,563
                                              -----------     ------------     ------------     -----------
       Total gross revenue..................     375,560        1,751,996        3,209,848          307,477
       Less discounts on handsets...........     (55,173)        (203,808)        (171,099)         (16,390)
                                              -----------     ------------     ------------     -----------
       Total net revenue....................     320,387        1,548,188        3,038,749          291,087
                                              -----------     ------------     ------------     -----------
Costs and expenses:
   Cost of handsets.........................     324,313          874,405          891,171           85,367
   Cost of interconnection and resale of
     long distance..........................      28,636          218,652          367,984           35,250
                                              -----------     ------------     ------------     -----------
       Total costs..........................     352,949        1,093,057        1,259,155          120,617
                                              -----------     ------------     ------------     -----------
General and administrative expenses.........      66,832          289,929          579,970           55,555
Rentals.....................................      53,157          236,695          296,903           28,442
Other operating expenses....................      59,505          316,675          267,459           25,620
                                              -----------     ------------     ------------     -----------
       Total expenses.......................     179,494          843,299        1,144,332          109,617
                                              -----------     ------------     ------------     -----------
(Loss) income before depreciation and
  amortization..............................    (212,056)        (388,168)         635,262           60,853
Depreciation and amortization...............     101,863          473,178          708,927           67,909
                                              -----------     ------------     ------------     -----------
Loss from operations........................    (313,919)        (861,346)         (73,665)          (7,056)
                                              -----------     ------------     ------------     -----------
Other income--Net (Notes 9 and 11)..........      41,649           22,049           44,770            4,288
                                              -----------     ------------     ------------     -----------
Comprehensive financing result:
Interest income.............................      (6,359)         (21,752)          (5,453)            (522)
Interest expense (include US$8,146 of
  interest accrued since August, 16 to
  December, 31 2002 of Nortel Networks
  Corporation debt, see Note 10)............      53,023          596,350          554,848           53,150
Amortization of debt fees and political risk
  insurance (Note 10).......................      19,659           40,749           33,154            3,176
Exchange loss (gain)--Net...................      26,217         (132,953)         565,464           54,167
Gain on monetary position...................     (22,673)        (206,981)        (305,146)         (29,231)
                                              -----------     ------------     ------------     -----------
                                                  69,867          275,413          842,867           80,740
                                              -----------     ------------     ------------     -----------
Net loss for the period..................... (Ps 342,137)    (Ps1,114,710)    (Ps  871,762)     (US$ 83,508)
                                              ===========     ============     ============     ===========
Net loss for the period per share (Note 2p.) (Ps   0.146)    (Ps    0.443)    (Ps    0.346)     (US$  0.032)
                                              ===========     ============     ============     ===========

--------
(*) The Company commenced operations on February 1, 2000 and all income, costs and expenses incurred during the period prior to February 1, 2000 were capitalized.
(**) The US dollar figures represent the Mexican peso amounts as of December
     31, 2002 expressed in pesos of December 31, 2002 purchasing power translated at the exchange rate of Ps10.4393 dollar and are not covered by the Report of Independent Accountants.

   The accompanying sixteen notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years ended December 31, 2000, 2001 and 2002
(Note 12)

                                       Number of
                                         common
                                         shares          Capital stock         Premium
                                      outstanding* ------------------------    on share
                                      (thousands)   Authorized     Unpaid    subscription    Deficit        Total
---------------------------------------------------------------------------------------------------------------------
                                            (Thousands of Mexican pesos of December 31, 2002 purchasing power)
Balances at December 31, 1999........  2,340,000   Ps4,309,012  (Ps 582,647) Ps  755,622                 Ps4,481,987
Capital stock decrease of October
 2, 2000.............................                 (582,647)     582,647
Capital stock reduction of
 October 2, 2000.....................                 (689,858)                                             (689,858)
Capital stock increase of
 November 15, 2000...................                  538,040     (538,040)
Issuance of capital stock for initial
 public offering.....................    176,129       194,544                   805,474                   1,000,018
Comprehensive loss for the period....                                                     (Ps   342,137)    (342,137)
                                       ---------   -----------  -----------  -----------  -------------  -----------
Balances at December 31, 2000........  2,516,129     3,769,091     (538,040)   1,561,096       (342,137)   4,450,010
Comprehensive loss for the period....                                                        (1,114,710)  (1,114,710)
                                       ---------   -----------  -----------  -----------  -------------  -----------
Balances at December 31, 2001........  2,516,129     3,769,091     (538,040)   1,561,096     (1,456,847)   3,335,300
Comprehensive loss for the period....                                                          (871,762)    (871,762)
                                       ---------   -----------  -----------  -----------  -------------  -----------
Balances at December 31, 2002........  2,516,129   Ps3,769,091  (Ps 538,040) Ps1,561,096  (Ps 2,328,609) Ps2,463,538
                                       =========   ===========  ===========  ===========  =============  ===========

--------
* The number of shares has been retroactively adjusted for a 6,500 for one stock split which occurred on November 15, 2000 (see Note 12).


   The accompanying sixteen notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                   Year ended December 31,
                                                  --------------------------------------------------------------
                                                       2000             2001                   2002
-----------------------------------------------------------------------------------------------------------------
                                                  (Thousands of Mexican pesos of December 31, 2002  Thousands of
                                                              purchasing power)                    US dollars (*)
Operation:
   Net loss for the period                        (Ps   342,137)   (Ps 1,114,710)   (Ps 871,762)    (US$ 83,508)
   Charges to results of operations not
     requiring the use of resources:
       Depreciation and amortization                    101,863          473,178        708,927          67,909
       Interest accrued since August 1 to
         December 31, 2002 of Nortel
         Networks Corporation debt (See
         Note 10)                                                                        84,673           8,111
       Net changes in restricted cash,
         accounts receivable, pre-
         operating expenses, other assets,
         accounts payable and accrued
         expenses                                      (200,209)         172,804        460,396          44,102
                                                   -------------    -------------    -----------    -----------
          Resources (used in) provided
            by operating activities                    (440,483)        (468,728)       382,234          36,614
                                                   -------------    -------------    -----------    -----------
Financing:
   Bank loans obtained (paid)                                            465,281       (146,992)        (14,081)
   Capital stock reduction                             (689,858)
   Capital stock increase                               194,544
   Premium on share subscription                        805,474
   Debt to related parties                               13,207          461,119        310,137          29,709
   Financing from Nortel--Net                         2,191,959          158,557        187,792          17,988
   Capital stock reduction payable to
     shareholders                                       692,607           14,692        (11,650)         (1,116)
                                                   -------------    -------------    -----------    -----------
          Resources provided by
            financing activities                      3,207,933        1,099,649        339,287          32,500
                                                   -------------    -------------    -----------    -----------
Investment:
   Acquisition of property and
     equipment--Net                                  (2,030,329)      (1,079,038)      (648,607)        (62,130)
   Comprehensive financing cost
     capitalized                                        (32,865)
   Pre-operating expenses                              (310,434)         (11,063)
                                                   -------------    -------------    -----------    -----------
          Resources used in investment
            activities                               (2,373,628)      (1,090,101)      (648,607)        (62,130)
                                                   -------------    -------------    -----------    -----------
          Increase (decrease) in cash and
            cash equivalents                            393,822         (459,180)        72,914           6,984
          Cash and cash equivalents at
            beginning of the year                       196,313          590,135        130,955          12,545
                                                   -------------    -------------    -----------    -----------
          Cash and cash equivalents at
            end of the year                        Ps   590,135     Ps   130,955     Ps 203,869      US$ 19,529
                                                   =============    =============    ===========    ===========

--------
(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed in pesos of December 31, 2002 purchasing power translated at the exchange rate of Ps10.4393 per US dollar and are not covered by the Report of Independent Accountants.

   The accompanying sixteen notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

Notes to the consolidated financial statements
Years ended December 31, 2000, 2001 and 2002

(Thousands of Mexican pesos of December 31, 2002 purchasing power, except exchange rates and number of shares)

Note 1--The company:

Unefon, S. A. de C. V. ("Unefon" or "Company") was incorporated under the laws of Mexico on January 19, 1998.

The Company is mainly engaged in the installation, operation and exploitation of a public, wireless, digital network of telecommunications services under concession rights granted by the Ministry of Communications and Transport ("SCT") (see Note 5).

At an Extraordinary Stockholders' Meeting held on August 16, 2001, the stockholders agreed to spin-off part of the assets and liabilities pertaining to the 3.4 GHz, 7.1-7.7 GHz and 37.0-38.6 GHz frequencies, with the authorization of the SCT and consent from Nortel Networks Corporation ("Nortel"), from Operadora Unefon, S. A. de C. V., to three newly incorporated wholly owned subsidiaries of Unefon, S. A. de C. V.: Operadora de
Comunicaciones, S. A. de C. V., Unefrecuencias, S. A. de C. V. and Frecuencia Movil, S. A. de C. V., respectively.

Unefon is a holding company, with no material assets or operations other than its investment in its subsidiaries described below:

                                                                                % of participation
                                                                                ------------------
                  Company                           Operating activity          Direct   Indirect
--------------------------------------------------------------------------------------------------
Operadora Unefon, S. A. de C. V.            Concessionaire for radio-electric
  ("Operadora"), formerly Sistemas          frequency bands for fixed or mobile
  Profesionales de Comunicacion, S. A.      wireless access services
  de C. V.                                                                       99.9%
Servicios SPC, S. A. de C. V. ("Servicios") Personal service company             99.9%
Operadora SPC, S. A. de C. V.               Administrative personal service
  ("Operadora SPC")                         company (in pre-operating stage)     99.9%
Operadora de Comunicaciones, S. A. de C. V. Concessionaire for radio-electric
  ("Operadora de Comunicaciones")           frequency band                       99.9%
Unefrecuencias, S. A. de C. V.              Concessionaire for radio-electric
  ("Unefrecuencias")                        frequency band (in pre-operating
                                            stage)                               99.9%
Frecuencia Movil, S. A. de C. V.            Concessionaire for radio-electric
                                            frequency band (in pre-operating
                                            stage)                               99.9%
Torres y Comunicaciones, S. A. de C. V.     In pre-operating stage
  ("Torres") (a wholly-owned subsidiary of
  Operadora)                                                                     99.9%

On February 1, 2000, the Company began operations in the city of Toluca. At December 31, 2002 the Company had operations in fifteen cities (Toluca, Torreon, San Luis Potosi, Aguascalientes, Puebla, Leon, Guadalajara, Monterrey, Queretaro, Acapulco, Mexico City, Morelia, Tampico, Saltillo and Tuxtla Gutierrez).

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The Company's revenues are dependent on providing reliable service to customers at competitive rates, the general economic conditions in the geographic regions served and the ability to effectively compete against alternative forms of telecommunications services, such as cellular and fixed line services.

The Company is highly leveraged and may, depending on the outcome of the litigation with Nortel, need to generate significant cash flows from operations to meet its obligations on its indebtedness to Nortel (see Note 10).

Note 2--Summary of Significant Accounting Policies:

The Company's consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico ("Mexican GAAP"), which differ in certain material respects from those under Accounting Principles Generally Accepted in the United States of America ("US GAAP") (see
Note 16). Mexican GAAP requires that the financial statements be expressed in constant pesos of purchasing power as of the date of the most recent balance sheet presented, in this case, December 31, 2002, based on factors derived from the National Consumer Price Index ("NCPI") issued by the Banco de Mexico.

Following is a summary of the most significant accounting policies followed by the Company in preparing its consolidated financial statements:

a. Consolidation basis

The Company consolidates all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months. Cash and cash equivalents are stated at cost, plus interest earned during the period.

c. Handset inventories

Inventories are stated at net replacement cost. Values so determined do not exceed market value.

d. Property and equipment

Property and equipment are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Depreciation is calculated using the straight-line method, based on the estimated useful lives of the assets (see
Note 4). Property and equipment includes Ps87,497, Ps19,876 and Ps22,011 of comprehensive financing cost capitalized in 2000, 2001 and 2002, respectively.

e. Concession rights

Concession rights are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Amortization is calculated using the straight-line method over the term of the concession rights (20 years), starting from the date on which wireless telephone services commence in the cities in which the Company operates.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Concession rights include Ps32,865 of capitalized comprehensive financing costs in 2000 (see Note 5).

f. Pre-operating expenses

Pre-operating expenses include costs and expenses associated with the commencement of operations in the cities in which the Company will provide services, and are expressed at restated value determined by applying factors derived from the NCPI to original cost. Amortization is calculated using the straight-line method over a period of 10 years, starting from the date on which operations commence (see Note 6).

g. Income tax and employees' statutory profit sharing

Income tax is recorded by the comprehensive assets and liability method which consists of recognizing deferred income tax on all temporary differences between the book and tax values of assets and liabilities at the date of the financial statements (see Note 13).

Deferred employees' statutory profit sharing is recorded only in respect of those temporary differences between book income and income adjusted for profit sharing purposes which it may reasonably be presumed will result in a future liability or benefit.

h. Comprehensive income

As of January 1, 2001, Statement B-4 "Comprehensive Income", entered into effect, this statement requires that the various items making up the capital gains (losses) during the year be shown in the statement of stockholders' equity under the item of comprehensive income. Therefore, in order that the various lines of the statement of stockholders' equity could be comparable, said statement was restructured. Comprehensive loss is represented by the net loss plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors. As of December 31, 2001 and 2002, comprehensive loss is integrated by the net loss for the period.

i. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are recognized as cost for the years in which their services are rendered. At December 31, 2001 and 2002, these labor liabilities were not significant, as most employees had not accumulated much seniority.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to results of operations in the year in which they become payable.

j. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet date. Exchange differences arising from fluctuations in the exchange rate between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to results of operations.

k. Capital stock, premium on share subscription and result on monetary position

Capital stock is stated in terms of year-end purchasing power, and is determined by applying factors derived from the NCPI to the historical amounts.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The premium on share subscription represents the difference between the payment for the shares subscribed and the nominal value of those shares, and is restated by applying NCPI factors.

The result on monetary position shown in concession rights, property, furniture and equipment, pre-operating expenses and results of operations represents the effects of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities.

l. Revenue recognition

The Company sells wireless telephone services through pre-paid phone cards.

Revenue from the sale of handsets and accessories is recognized when the equipment is delivered to distributors. No revenue is recorded for the free minutes of wireless service provided to customers upon acquisition of handsets. Clients do not pay any activation fees.

Pre-paid wireless telephone services must be used in a maximum period of 30 days after prepayment, after which the right expires, except when prior to the expiration date, the client purchases at least Ps150 of additional services, at which time the latest purchase is accumulated to the unused balance, and the term is renewed for an additional 30 days.

Service revenue (including revenue recorded from pre-paid phone cards), interconnections revenue, resale of long distance, and other revenue are recognized when the related services are provided or when unused wireless services (minutes) expire.

m. Advertising costs

Advertising expenses are recorded as they accrue.

n. Stock option plan

Stock options granted to participants are given effect when the options are exercised by crediting paid-in capital stock, based on the cash received.

o. Intangible and long-lived assets

Intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

p. Net loss per share

Net loss per share is calculated based on the weighted average number of shares outstanding during the period. The weighted average number of shares has been retroactively adjusted for a 6,500 for a stock split that occurred on November 15, 2000 (see Note 12). The weighted average number of shares outstanding for the period from February 1, 2000 (commencement of operations) through December 31, 2000 was 2,347,339 (thousands). As of December 2001 and 2002, the weighted average number of shares outstanding was 2,516,129 (thousands).

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


q. Fair value of financial instruments

The market value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable is not substantially different from their book value due to the variable interest rates and short-term maturity of the financial instruments.

The Company's long-term debt financing from Nortel is subject to interest at variable rates, and the terms are generally representative of those to which the Company had access at December 31, 2001 and 2002 for debt issuances under similar conditions and maturities (see Note 10).

r. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

s. New accounting principles

In 2001, the MIPA issued new Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which replaces original Statements C-9 and C-12, both dating back to 1974, and supersedes Circulars 46, 47, 48. Statement C-9 is compulsory for periods beginning after January 1, 2003. However, early adoption is recommended. The purposes of the statement is to establish particular rules for valuation, presentation and disclosure of liabilities, as well as provisions to determine special rules for valuation, as well as disclosure of contingent assets and liabilities and provide rules for the disclosure of commitments acquired by the Company as part of its daily operations.

In January 2002, the MIPA issued new Statement C-8 "Intangible Assets", which replaces original Statement C-8, in effect from 1976. The provisions of this statement are compulsory for financial statements for years beginning after January 1, 2003. However, early adoption is recommended. The most relevant aspects of this statement are that: i) specific guidelines and criteria are established for accounting treatment of research and development costs; ii) preoperating expenses fully identifiable as research must be recorded as expenses for the period, and iii) valuation rules are based on a logical sequence of the life cycle of the asset, considering the initial recognition and valuation of the intangible assets, recognition of an expense, subsequent disbursements and valuation following initial recognition.

Additionally, the MIPA issued Statement C-15 "Deterioration in the Value of Long-Lasting Assets and Their Disposal", which will be effective as of January 1, 2004, although early adoption is recommended. This statement: a) provides criteria that allow the identification of situations showing evidence of deterioration in the value of long-lasting assets, both tangible and intangible; b) defines the rule for calculating and recording of losses arising from the deterioration of assets and their reversion; c) establishes the rules for presentation and disclosure of assets whose value has deteriorated of whose deterioration has reversed; and d) rules are provided for the presentation and disclosure applicable to the discontinuation of operations.

Management is currently evaluating the impact that the adoption of these statements will have on its consolidated financial statements.

t. Reclassifications

Some 2000 and 2001 figures were reclassified to conform to 2002 classifications.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 3--Foreign currency position:

At December 31, 2001 and 2002, the Company had the following monetary assets and liabilities denominated in thousands of US dollars, valued at the exchange rates of Ps9.17 and Ps10.439 per US dollar, respectively.

                                                        December 31,
                                                  ------------------------
                                                      2001         2002
    -----------------------------------------------------------------------
    Assets....................................... US$  16,779  US$  24,903
    Liabilities..................................    (468,935)    (629,005)
                                                  -----------  -----------
    Net short position........................... US$(452,156) US$(604,102)
                                                  ===========  ===========

At February 24, 2003, date of issuance of these consolidated financial statements, the exchange rate was Ps10.98 per US dollar.

Below is a summary of the Company's principal foreign currency transactions, expressed in thousands of US dollars:

                                             For the year ended December 31,
                                             -------------------------------
                                                2000      2001       2002
    ------------------------------------------------------------------------
    Fees.................................... US$    920 US$ 1,367 US$    395
                                             ========== ========= ==========
    Interest expense........................ US$ 27,064 US$46,693 US$ 19,442
                                             ========== ========= ==========
    Inventory purchases..................... US$271,766 US$85,697 US$ 64,103
                                             ========== ========= ==========
    Property and equipment acquisitions..... US$198,794 US$70,232 US$151,664
                                             ========== ========= ==========

Note 4--Property and equipment:

                                                       December 31,
                                                 ------------------------   Estimated
                                                     2001         2002     useful life
--------------------------------------------------------------------------------------
                                                                             (years)
Buildings.......................................  Ps 254,034   Ps 254,036      20
Leasehold improvements..........................      90,543       95,850      10
Communication equipment.........................      83,367      102,245       3
Office furniture and equipment..................      73,153       75,038      10
Transportation equipment........................      19,151       17,962       4
Computer equipment and software.................     265,653      373,776       3
Transmission equipment..........................   1,952,629    2,973,164      10
Machinery and equipment.........................      84,357       94,925      10
                                                 -----------  -----------
                                                   2,822,887    3,986,996
Accumulated depreciation........................    (339,620)    (810,418)
                                                 -----------  -----------
                                                   2,483,267    3,176,578
Land............................................      39,691       39,598
Transmission equipment on installation process--
  Nortel........................................     923,428
Construction in progress others.................     138,153      190,554
                                                 -----------  -----------
                                                 Ps3,584,539  Ps3,406,730
                                                 ===========  ===========

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


On September 7, 1999, the Company signed a procurement agreement, a financing agreement, a letter agreement, and certain other related agreements with Nortel (see Note 10). Under the terms of the procurement agreement, 15% of the purchase price was due at the time the purchase orders were issued, 55% when the goods were shipped, 20% at the time of provisional acceptance, and the remaining 10% when the final written acceptance was issued. Title of equipment was to be transferred upon receipt of the final written acceptance.

Under the terms of the financing and other related agreements, which are under dispute and may or may not be in force, Nortel has a first priority security interest in all property of the Company and its subsidiaries and a pledge on Unefon's shares in Operadora de Comunicaciones, Unefrecuencias and Torres.

Note 5--Concession rights:

On May 18, 1998, the Company received formal notification from the Federal Telecommunications Commission ("COFETEL") granting the Company national concessions for the use of 80 MHz of radio frequencies. These concessions give the Company the right to use a bandwidth of 30 MHz within the 1.9 GHz frequency range, and two bandwidths of 25 MHz within the 3.4 GHz frequency range in each of the nine regions of Mexico (jointly referred to as "wireless concessions"). Additionally, on June 23, 1998, the SCT issued the Company a concession for the installation, operation and exploitation of a public telecommunications network (the "network concession").

Wireless concessions allow the Company to exclusively use bandwidth blocks for which it is licensed to provide mobile or fixed telephone services. The network concession allows the Company to operate a public telephone network. The Company may provide specific services indicated in the network concession and the wireless concessions, which include i) local telephone services; ii) marketing, reception and transmission of any kind of information; and iii) access to videoconferencing, audio, video and information networks.

The Company paid the equivalent of 20% of the concession value on June 30, 1998, and was given an extension to June 15, 1999 to pay the remaining 80%. On June 14, 1999, the Company paid the Mexican Government the remaining 80% of the concession cost plus interest accruing through that date.

In April 1999 and October 1999, the Company acquired concessions for the use of a bandwidth of 112 MHz within the 37.0-38.6 GHz frequencies and the 7.1-7.7 GHz frequencies, amounting to Ps39,373 (Ps30,573 historical).

The Company's concessions were granted for a period of twenty years and are renewable if certain requirements are complied with.

Under the provisions of the 1995 Federal Telecommunications Law and the Foreign Investments Law, telecommunications concessions may only be granted to Mexican individuals or entities, in which foreign investment may not exceed 49% of the capital stock, or which are not controlled by foreign entities, except, in the case of concessions for cellular communication services, where foreign investment may exceed 49% of the capital stock, and there is approval from the National Foreign Investments Commission.

Under the 1995 Federal Telecommunications Law, a concession may be terminated in the following cases: i) when the term expires; ii) when the concessionaire cancels the concession; iii) when the concession is terminated due to noncompliance with the terms of the concessions and applicable law;
iv) expropriation; or v) when there is dissolution or bankruptcy of the concession holder.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Below is a breakdown of the concession rights:

                                                              December 31,
                                                        ------------------------
                                                            2001         2002
---------------------------------------------------------------------------------
Concession for 1.9 GHz frequency....................... Ps2,302,780  Ps2,302,780
Capitalized interest net of result on monetary position     158,097      158,097
Effect of restatement..................................   1,033,442    1,033,442
                                                        -----------  -----------
                                                          3,494,319    3,494,319
Less-accrued amortization:
Concession for 1.9 GHz frequency.......................    (172,265)    (329,505)
                                                        -----------  -----------
                                                          3,322,054    3,164,814
                                                        -----------  -----------
Concession for 3.4 GHz frequency.......................     450,482      450,482
Capitalized interest net of result on monetary position      24,857       24,857
Effect of restatement..................................     201,810      201,810
                                                        -----------  -----------
                                                            677,149      677,149
                                                        -----------  -----------
Concessions for 37.0-38.6 GHz frequencies..............      16,639       16,639
Capitalized interest net of result on monetary position         477          477
Effect of restatement..................................       3,561        3,561
                                                        -----------  -----------
                                                             20,677       20,677
                                                        -----------  -----------
Concessions for 7.1-7.7 GHz frequencies................      15,478       15,478
Capitalized interest net of result on monetary position         431          431
Effect of restatement..................................       2,789        2,789
                                                        -----------  -----------
                                                             18,698       18,698
                                                        -----------  -----------
                                                        Ps4,038,578  Ps3,881,338
                                                        ===========  ===========

Under the concession rights, the Company is subject to certain coverage commitments (mainly the provision of services in all 9 regions into which the concession titles are divided into). The coverage commitments are divided into five phases, all of which must be completed during a term of three through five years. As of December 31, 2002, the Company had not met the coverage commitments. However, it is in the process of obtaining an extension.

In September 2000, the SCT awarded the Company a concession (at no cost) to install, operate and exploit the public telecommunications network to provide national and international long distance telephone service. Until the public telecommunications network is in operation, the Company is able to provide national long distance services through agreements with other service providers. This concession is for a 30 years period and can be extended for an additional 30 year period at the SCT's discretion, and assuming compliance by the Company with the conditions of the concession.

During December 1999, Radiocel, S. A. de C. V. ("Radiocel") made an advance payment of Ps19,285 to purchase the 37.0-38.6 GHz concessions. In November 2000 Radiocel transferred its right to acquire the concessions to 38 GHTZ, S. A. de
C. V. ("38 GHTZ"). Both Radiocel and 38 GHTZ are related parties.

In October 2000 and November 2000, the Company entered into: i) promissory sale agreements with Telefrecuencias, S. A. de C. V. ("Telefrecuencias") and Transmisiones y Frecuencias, S. A. de C. V. ("Transmisiones y Frecuencias") (related parties), for the transfer of the concessions relating to Operadora's right to use the 3.4 GHz and 7.1-7.7 GHz frequencies, respectively, (ii) operations agreements with Telefrecuencias and Transmisiones y Frecuencias; and
(iii) distribution agreements with 38 GHTz. Each of these agreements will be terminated when the final transfers mentioned in the promissory sale agreement are realized.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


During the year ended December 31, 2000, the Company recognized Ps13,678 as revenue for the operating and distribution agreements described above. This revenue was canceled in 2001.

During 2001, the Company and Telefrecuencias, Transmisiones y Frecuencias and 38 GHTZ, decided to terminate the promissory sale and operation agreements without obligation or penalty for any of them.

Note 6--Pre-operating expenses:

                                                      December 31,
                                                  --------------------
                                                     2001       2002
         --------------------------------------------------------------
         Administrative expenses................. Ps239,027  Ps239,027
         Leasing.................................    66,444     66,444
         Fees....................................   195,015    195,015
         Advertising expenses....................    32,051     32,051
         Depreciation............................    28,941     28,941
         Political risk insurance................    33,177     33,177
         Exchange loss--Net......................    21,259     21,259
         Interest expense--Net...................   157,858    157,858
         Commissions.............................    54,808     54,808
         Gain on monetary position...............   (68,441)   (68,441)
         Other expenses (income)--Net............   (14,441)   (14,441)
                                                  ---------  ---------
                                                    745,698    745,698
         Less--Accumulated amortization..........   (89,014)  (165,293)
                                                  ---------  ---------
                                                  Ps656,684  Ps580,405
                                                  =========  =========

Note 7--Other assets:

                                                           December 31,
                                                      -----------------------
                                                         2001        2002
   --------------------------------------------------------------------------
   Current balances:
      Pre-paid political risk insurance (Note 10).... Ps   19,504 Ps       --
      Advance payments...............................      17,479         788
      Other accounts receivable......................       1,774       4,837
                                                      ----------- -----------
                                                        Ps 38,757    Ps 5,625
                                                      =========== ===========
   Long-term balances:
      Arrangement fee (Note 10)......................   Ps 90,306   Ps 63,150
      Prepaid expenses...............................      45,542      50,099
      SCT fees for assigned telephone numbers........      23,660      21,030
      Guarantee deposits.............................       4,807      17,330
      Other..........................................      24,053      22,771
                                                      ----------- -----------
                                                      Ps  188,368 Ps  174,380
                                                      =========== ===========

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 8--Bank loans:

At December 31, 2002 the Company had the following direct bank loans:

Bank                                       Amount    Interest rate    Due date
---------------------------------------------------------------------------------
                                         (thousands)
Short term
   Banco Inbursa, S. A..................  US$ 3,921       11%      June, 2003
   Banco Inbursa, S. A..................      8,180       11%      June, 2003
   STC Capital Corp.....................      8,778       20%      February, 2003
                                          ---------
                                            20,879
                                          ---------
Long term
   STC Capital Corp.....................      8,000       20%      August, 2004
   Others...............................      1,611
                                          ---------
                                              9,611
                                          ---------
Total...................................  US$30,490
                                          =========

In December 2000, Unefon's principal shareholders, TV Azteca and Mr. Saba, agreed in a shareholders' undertaking to provide Unefon up to US$35,000 in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002. In such event, TV Azteca and Mr. Saba would be jointly and severally obligated to make additional funds available to Unefon. On December 20, 2002, Nortel notified TV Azteca and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35,000 as provided in the shareholders' undertaking. TV Azteca and Mr. Saba dispute Nortel's contention that their funding obligation has been triggered, asserting that Nortel has materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that TV Azteca and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. TV Azteca and Mr. Saba also assert that, even if their funding obligation has been triggered, they have satisfied their obligations under the shareholders' undertaking by making up to US$35,800 in additional funds available to or on behalf of Unefon.

In July 2001, TV Azteca and Mr. Saba announced their intention to provide credit support to Unefon for up to US$80,000 cash. As of January 31, 2003, TV Azteca had paid US$17,700 to certain creditors of Unefon pursuant to this credit support and it had outstanding credit support obligations in the amount of US$12,100 . TV Azteca has suspended any further credit support to Unefon in light of Unefon's dispute with Nortel.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 9--Related party balances and transactions:

                                                              December 31,
                                                           -------------------
 Short-term balances:                                        2001      2002
 -----------------------------------------------------------------------------
 Accounts receivable:
    Elektra, S. A. de C. V. ("Elektra")...................           Ps109,102
    Grupo Hecali, S. A. de C. V........................... Ps  6,553
    TV Azteca.............................................              78,198
    Grupo Telecosmos......................................              18,754
    Others................................................        98
                                                           --------- ---------
                                                           Ps  6,651 Ps206,054
                                                           ========= =========
 Accounts payable:
    Stockholders..........................................           Ps384,166
    Grupo Alsavision, S. A. de C. V. ("Grupo Alsavision"). Ps175,533   143,060
    Elektra...............................................   116,895   240,095
    TV Azteca.............................................    21,484    16,692
    Others................................................     2,718    13,794
                                                           --------- ---------
                                                           Ps316,630 Ps797,807
                                                           ========= =========

 Long-term balances:
 -----------------------------------------------------------------------------
 Accounts payable:
    Elektra............................................... Ps 21,970 Ps 65,429
    TV Azteca.............................................    88,114    74,154
    38 GHTZ (Note 5)......................................    20,422    19,285
                                                           --------- ---------
                                                           Ps130,506 Ps158,868
                                                           ========= =========

The most important transactions with related parties are summarized as follows:

                                               For the year ended December 31,
                                               -----------------------------
                                                 2000        2001      2002
    --------------------------------------------------------------------------
    Sales of handsets and accessories......... Ps187,746   Ps140,477 Ps281,532
                                               =========   ========= =========
    Other income--Net (Note 5)................ Ps 13,678
                                               =========
    Administrative expenses................... Ps 11,908
                                               =========
    Rental expense............................ Ps 21,900   Ps 23,165 Ps 24,865
                                               =========   ========= =========
    Interest expense (*)...................... Ps  8,411   Ps 16,884 Ps 79,547
                                               =========   ========= =========
    Advertising expenses...................... Ps 11,125   Ps 65,100 Ps 65,742
                                               =========   ========= =========
    Commissions on prepaid cards.............. Ps  2,162   Ps 14,815 Ps 55,357
                                               =========   ========= =========
    Purchases of telephone handsets........... Ps 89,100   Ps127,627 Ps244,267
                                               =========   ========= =========
    Sale of handsets commission...............             Ps 52,080 Ps 57,034
                                                           ========= =========

--------
(*) This interest was accrued during 2000, 2001 and Ps 48,843 in 2002 in connection with the capital reduction payable to stockholders (see Note 12).

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Marketing, Distribution and Lease agreements--Grupo Elektra:

In June 1998, the Company entered into a 10 year agreement with Elektra Comercial, S. A. de C. V., T.H.E.O.N.E, S. A. de C. V., Salinas y Rocha, S. A. de C. V. and Grupo Hecali, S. A. de C. V. (collectively "Grupo Elektra") for the marketing and distribution of Unefon's services in Grupo Elektra's national network of stores in Mexico. This agreement was amended in October 1999, November 2000 and December 2000. The current agreement with Grupo Elektra compensates Grupo Elektra based on a percentage of revenues generated from the sales of handsets, airtime sold in its stores and net interconnection from customers acquired by Unefon through Grupo Elektra.

As compensation for Grupo Elektra services, the Company has agreed to pay Grupo
Elektra:

.. The greater of a 20% discount of the value of the handset or 150 pesos discount per handset (indexed annually by the NCPI).

.. 5.8% of airtime sold at Grupo Elektra stores for use on Unefon's network through prepaid cards. During the year ended December 31, 2000, 2001 and 2002, the Company accrued commissions of Ps2,162, Ps14,815 and Ps19,196, respectively.

.. 5.8% of the net interconnection revenue from "calling party pays" subscribers signed-up through Grupo Elektra stores. Net interconnection revenue is defined as interconnection revenue minus cost of interconnection. During 2000, 2001 and 2002, the Company accrued commissions of Ps28, Ps6,040 and Ps8,830, respectively.

In accordance with a ten-year lease agreement dated November 3, 2000, Grupo Elektra receives an annual fee payment of US$3,000 for each of the Grupo Elektra stores at which the Company installs a transmission base or any other equipment. The Company recorded Ps246, Ps265 and Ps282 for fees of this nature during the year ended December 31, 2000, 2001 and 2002, respectively.

Under the terms of the agreements, the Company will defer payment of amounts related to airtime, interconnection and lease space accrued in 2000, 2001 and 2002 until the end of 2004. Amounts accrued in 2003 and 2004 will be payable in 2005. All amounts deferred under these agreements accrue interest at a rate equivalent to Grupo Elektra's average annual interest rate on its peso denominated debt. Starting in 2005, these payments will be made as they accrue.

"Credito Plus":

In November 1, 2000 the Company entered a 5 year agreement with Grupo Elektra, as an alternative to promote and sell handsets and airtime through "Credito Plus". These agreements do not imply novation, switch, modification or cancellation of the Grupo Elektra agreement mentioned above.

Unefon will pay a 16.5% commission on prepaid air time sold inside Elektra stores to be used on Unefon's Network. The commissions will be paid on an accrued basis. During 2000, the amount was not significant. In 2001 and 2002, Operadora paid Ps9,096 and Ps17,263, respectively.

Advertising Agreement--TV Azteca:

In June 1998, the Company entered into a 10 year agreement with TV Azteca under which TV Azteca is to provide the Company with airtime on its two national television channels, Azteca 7 and Azteca 13, in Mexico for Unefon's advertising campaigns. The agreement with TV Azteca was amended in October 1999 and in March 2001.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The principal terms and conditions of the TV Azteca agreement include:

.. TV Azteca will supply Unefon with advertising spots totaling an aggregate of 120,000 Gross Rating Points ("GRPs") over the term of the agreement, up to a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in 60 second transmission of commercial messages. Up to 30% of these GRPs may be used during prime-time, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009;

.. Unefon will pay TV Azteca 3.0% of its gross revenues up to maximum of US$200,000. GRPs used by the Company are billed by TV Azteca in accordance with the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon's payments to TV Azteca are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15,700 (including interest);

.. TV Azteca's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel; and

.. Pursuant to the advertising agreement, Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, TV
   Azteca will be able to suspend the provision of television services to Unefon after Unefon's continued failure to pay for one year.

During the year ended December 31, 2000, 2001 and 2002, the Company received Ps11,009, Ps70,010 and Ps80,357, respectively, in advertising under the terms of this agreement. Of the 2000 amount Ps4,530 was recorded as preoperating expenses and Ps6,479 in results of operations. The amounts for 2001 and 2002 were recorded in results of operations.

TV Azteca lease agreement:

On May 22, 1998, the Company signed a building lease agreement with TV Azteca for its headquarters in Mexico City for a term of ten years with a one-time right to renew for an additional ten year term. The leased building consists of 8,607 square meters of office space and 300 parking spaces, for which the Company pays Ps2,072 plus value added tax monthly. The lease payment is adjusted monthly by applying NCPI factors.

Grupo Alsavision loan

During 2001 and 2002, the Company entered into promissory notes payable to Grupo Alsavision. As of December 31, 2001 and 2002, the Company had outstanding balances of US$19,000 and US$13,000, respectively.

Stockholder loans

As of December 31, 2002, the Company had received short-term stockholder loans in an aggregate amount of US$36,800.


--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 10--Long-term financing from Nortel:

Operadora signed a financing agreement with Nortel for a total of up to US$618,000 available in two tranches. Tranche "A" was for US$408 million (of which US$135,000 was to finance working capital requirements) and was available from November 15, 1999 through May 15, 2002. Tranche "B" was for US$210,000 (of which US$35,000 was to finance working capital requirements) and was suppose to be available from May 15, 2002 through May 15, 2003, or earlier in the event that Tranche "A" had been utilized. Tranche "B" was available, on a dollar-by-dollar basis as Tranche "A" was syndicated.

As of December 31, 2002, Operadora drew down US$382,900 from Tranche "A" and US$14,500 of Tranche "B", totaling US$397,400. On December 27, 2000, Operadora made a mandatory prepayment amounting to US$22,600. The prepayment was required as a result of the proceeds received from the Company's initial public offering (see Note 12).

On September 21, 2001, Operadora made another prepayment amounting to US$25,000, in order to make available Tranche "B".

At December 31, 2001 and 2002, long-term debt related to this agreement was Ps3,396,494 and Ps3,293,759, respectively (US$349,800 and US$315,500, respectively).

The interest rate on this agreement is defined as LIBOR plus a sovereign spread, plus an applicable margin. In general terms, the sovereign spread is the difference between the interest rate paid on the sovereign debt issued by the Mexican Government and the debt issued by the US Treasury Department. At December 31, 2001 and 2002, the interest rate was 7.8% and 6.8%, respectively.

Given the legal dispute between Unefon and Nortel, the Company has decided to record an interest provision amounting to US$8,111 equivalent to the interest that would have accrued from August 15 to December 31, 2002. Such provision has been created due to the possibility that exists of Unefon becoming obligated to pay such amounts, in the event that a judicial ruling relative to the aforementioned dispute is issued by a competent authority.

The agreement required Operadora to refrain from: i) incurring any debt not expressly permitted in the terms of the agreement; ii) disposing of assets outside the ordinary course of business; iii) granting liens without the previous consent of the creditors; iv) making restricted payments dividend and other payments; v) merging or investing in other companies without the previous consent of Nortel, and vi) entering into certain operations with related parties, unless previously authorized by Nortel.

Under the financing agreement, an event of default would occur and the financing agreement would become due in the event of the occurrence of any of the following events: a) failure to pay the principal within a grace period of five calendar days; b) failure to pay any other amount within a period of grace of ten calendar days; c) any statement made by Unefon which is incorrect or false or which is not corrected within a period of 30 calendar days; d) any event of noncompliance with the obligations for investment of capital; e) noncompliance with the requirement to keep certain amounts of money in the "debt service reserve account"; f) when the political risk insurance ceases to be in effect; g) noncompliance with any of the requirements, and failure to resolve said noncompliance in a period of 30 calendar days; h) when any concession is revoked, suspended, etc.; i) noncompliance in connection with any other debt in an amount exceeding US$10 million dollars; j) any change in shareholding control; and k) advance termination of the TV Azteca or Grupo Elektra agreements.

On November 14, 2000, Operadora obtained the consent of Nortel with respect to the capital reduction of the 25,000 Series "A" and 25,000 Series "B" shares approved by the Operadora's shareholders in

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

October 2, 2000 (see Note 12), and the timing of the Company's proposed initial public offering (see Note 12).

An arrangement fee of US$11,700 payable on May 15, 2001 was required for obtaining the Tranche "A" loan. The arrangement fee accrues interest at the LIBOR plus 200 base points. The arrangement fee plus interest accrued was paid on June 2001. The arrangement fee on the Tranche "B" was payable whenever the facility became available.

Operadora was also required to pay a commitment fee: i) on the unutilized amounts of Tranche "A" and ii) on Tranche "B" as from the date on which the amounts in question become available. At December 31, 2002 Operadora paid US$355,000 related to Tranche "A" (US$545,000 related to Tranche "A" at December 31, 2001 and US$3,600 at December 31, 2000).

The financing agreement required the Company to pay on behalf of Nortel the costs incurred by Nortel in the acquisition of political risk insurance. Payments were due on a semi-annually basis. Those amounts are amortized using the straight-line method over the term specified in the insurance contract.

The financing agreement required the Company to make quarterly deposits beginning from December 31, 1999 into a debt service reserve account in order to guarantee principal and interest payments. At December 31, 2001 and 2002, the balance of such account was Ps164,613 and Ps159,492, respectively, and is presented as restricted cash in the balance sheet.

According to the financing agreement the future maturities of the long-term financing from Nortel at December 31, 2001 and 2002 are as follows:

                                    December 31,
                               -----------------------
                                  2001        2002
                          ----------------------------
                          2003 Ps  332,856
                          2004     658,920 Ps  708,414
                          2005   2,404,718   2,585,345
                               ----------- -----------
                               Ps3,396,494 Ps3,293,759
                               =========== ===========

The balance of the long term financing with Nortel as of December 31, 2002 has been included as a long-term liability in the consolidated balance sheet based on the original repayment terms of the financing agreement. It is possible, however, that as part of the resolution of the legal disputes with Nortel described below, these amounts might have to be repaid within a year from the balance sheet date. Management is not in a position to anticipate the final outcome of this litigation.

At December 31, 2001 and 2002, the Company had no financial derivative instruments to protect itself against exchange and interest rate fluctuations.

The Nortel financing agreement includes certain affirmative and negative covenants and maintenance of certain financial conditions, with which Operadora and its subsidiaries were in compliance until December 31, 2001.

Legal dispute

Unefon and Nortel are currently engaged in disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, procurement agreement, and other related agreements entered into by the parties and certain of their shareholders and affiliates.

Unefon asserts that Nortel has not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement. With respect to the finance and letter agreements, Unefon has asserted, among other things, that Nortel breached its obligation to make available to Unefon the second loan tranche under the finance agreement in the amount of US$210,000. Unefon contends that Nortel's failure to advance this additional financing has limited Unefon's ability to build out its network, to grow

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

its business in accordance with its business plan and to realize the revenues and profits related to such growth and needed to repay the first loan tranche under the finance agreement. With respect to the procurement agreement, Unefon asserts, among other things, that Nortel failed to properly design and construct the network and failed to provide required and appropriate maintenance and support. Unefon also contends that the settlement agreement signed in July 2002 never became effective because Nortel failed to perform the pre-conditions to its effectiveness. Even to the extent that the settlement agreement became effective, Unefon contends that Nortel failed to perform its obligations thereunder.

As a result of Nortel's alleged breaches, Unefon withheld a US$6,000 interest payment due to Nortel in August 2002 and has asserted that it is relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its failure to make the foregoing interest payment. Nortel also alleged that the proposed spin-off by TV Azteca of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action.

On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900.0 million. Unefon alleged that Nortel had breached the finance agreement and related letter agreement by failing to advance the second loan tranche of $210.0 million. Unefon also alleged that Nortel had failed to comply with its obligation to pursue syndication of the first loan tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. Unefon alleged that Nortel's breach had caused Unefon damages, including, among others, lost profits and a diminution in equity value of Unefon and had relieved Unefon of its payment obligations under the finance agreement. As an alternative remedy, Unefon sought specific performance of Nortel's obligation to lend Unefon up to US$210,000 from the second loan tranche under the finance agreement.

On September 9, 2002, Nortel notified Unefon that based on Unefon's alleged default, Nortel was accelerating all amounts owed by Unefon under the finance agreement, which as of the date of the letter were US$356,000 in principal and interest. In addition, Nortel informed Unefon that it was terminating the procurement agreement as a result of Unefon's alleged default under the finance agreement.

On September 20, 2002, Nortel filed an answer and counterclaim in the New York Supreme Court action commenced by Unefon in which Nortel asserted, among other things, that it had not breached the finance agreement and related letter agreement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. On October 1, 2002, Unefon answered Nortel's counterclaim and denied the allegations offered in support thereof.

On November 11, 2002, Unefon filed a demand for arbitration under the procurement agreement, as well as the July 2002 settlement agreement, before the American Arbitration Association in New York City. In its demand, Unefon asserted numerous breaches by Nortel of its obligations under these agreements, including design and construction flaws, failure to fulfill software obligations, maintenance failures, failure to provide financing and other economic benefits and refusal to deliver equipment for which Unefon has paid. Unefon seeks damages and an order directing Nortel to deliver immediately all

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

equipment for which Unefon has paid. On December 24, 2002, Nortel filed an answer denying liability and asserting counterclaims based on alleged breaches by Unefon of its payment obligations under the procurement agreement and requested the arbitration tribunal to award damages in the amount of at least US$47.0 million.

On November 11, 2002, Nortel moved for summary judgment on its counterclaim relating to the non-payment of interest. On December 11, 2002, Unefon moved for partial summary judgment on its claim that Nortel breached the finance agreement, and moved to amend its complaint to assert claims for fraud and intentional misrepresentation relating to Nortel's willingness to lend the second loan tranche, including Nortel's willingness to seek syndication of the first loan tranche, and to assert two affirmative defenses: i) that Nortel's fraudulent inducement bars Nortel from any relief under the finance agreement or procurement agreement and ii) that Unefon is excused from performance under the finance agreement by virtue of Nortel's breaches of the finance agreement and procurement agreement. Unefon also sought a stay of the action pending resolution of the arbitration commenced by Unefon against Nortel, as described above. On January 14, 2003, Nortel filed papers opposing Unefon's motions. Unefon's reply on its cross motions was presented on February 24, 2003.

On November 29, 2002, Unefon and certain of its affiliates commenced an action against Nortel and others in civil court in Mexico City seeking a declaration of the parties' rights under pledge agreements pursuant to which Unefon's and the affiliates' stock had been pledged to Nortel as security to the loans made under the finance agreement. Unefon and its affiliates seek, among other things, declarations that Nortel is disproportionately collateralized and that certain provisions of the stock pledge agreements are void under Article 198 of the Mexican General Commercial Companies Law (which voids any agreement which restricts the free exercise of shareholder voting rights).

On December 12, 2002, Nortel filed a second, separate lawsuit in the Supreme Court of the State of New York seeking authorization from the Court, pursuant to the stock pledge agreement, to sell the shares of Operadora Unefon and Servicios that were pledged to secure its indebtedness, or, in the alternative, authorization to take appropriate steps to obtain control over the management and business of Unefon. On January 3, 2003, Unefon filed a motion to dismiss this action on jurisdictional grounds and on the basis of the prior Mexican action commenced by it against Nortel in regard to the pledge agreements. The parties have stipulated that Nortel will not take any further action to foreclose on the shares until such motion is decided.

In January 2003, Nortel requested the bankruptcy of Unefon before a Mexican court. Unefon has challenged this request and Nortel's bankruptcy claim has been suspended pending resolution of this dispute.

Note 11--Agreements with MATC Digital:

In October 1999, Torres and MATC Digital, S. de R. L. de C. V. ("MATC") entered into a construction agreement with Operadora in which Operadora agreed to build a certain number of communication towers.

In May 2000, Unefon, Operadora and Torres entered into the following agreements with MATC and American Tower Corporation ("ATC"), the parent company of MATC:

.. Build-to-Suit agreement between MATC and Operadora. Pursuant to this agreement, the parties agreed that MATC would find and/or build tower sites for Operadora in specifically designated locations in Mexico.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


.. Master Lease agreement between Torres and Operadora. Pursuant to this agreement, the parties agreed that Operadora would lease space from MATC within tower sites built (under the terms of the Build-to-Suit agreement) or owned or managed by MATC.

.. Co-ownership agreement between MATC and Torres. Pursuant to this agreement, the parties agreed to co-own, on an equal 50%-50% basis, tower sites built by MATC and requested by Operadora under the terms of the Build-to-Suit agreement.

In December 2000 the Company and MATC entered into amended and restated Build-to-Suit and Master Lease agreements and into a Termination agreement to terminate and unwind the Co-ownership agreement.

Termination agreement:

In connection with the termination and unwinding of the Co-ownership agreement the parties agreed to treat all build-to-suit sites and single tenant rooftop sites constructed pursuant to the original Build to Suit agreement as if they had originally been designated as excluded build to Suit sites. As a result MATC became the sole owner of all rights, title and interest in and to the Co-ownership rights and the Co-ownership assets.

The consummation of the termination of the Co-ownership agreement and the Amended and Restated Build-to-Suit and Master Lease agreements was scheduled to occur in two closings. At the initial closing on December 8, 2000, MATC paid US$10,400 to the Operadora which consisted of the termination fee of US$4,500 plus US$7,000 representing Unefon's good faith estimate of the reimbursable costs less US$1,100 representing MATC's good faith estimate of the aggregate prior rent. The termination fee received was recorded as other income in the results of operations.

At the final closing, the parties will deliver any amounts due relating to the reimbursable cost adjustment and the aggregate prior rent adjustment.

Through December 31, 2001 and 2002, the Company had incurred costs of approximately Ps206 million and Ps173 million in connection with the construction of the communications towers. The amount received from MATC as payment for reimbursable costs plus accrued rents (Ps238 million and Ps201 million) has been offset against the amount incurred by the Company in its balance sheet included in accounts payable and accrued expenses at December 31, 2001 and 2002, respectively.

Amended and Restated Build-to-Suit and Master Lease Agreements:

The Amended and Restated Build-to-Suit agreement states that MATC: a) will acquire, develop and/or build within search rings identified by the Company all new Build-to-Suit sites during the term of the agreement and that the Company shall lease certain space from MATC pursuant to terms provided in the Amended and Restated Master Lease Agreement; b) identify space on third party existing sites within the search rings identified by the Company; c) identify, investigate and develop space on MATC existing sites within search rings identified by the Company and if such site is selected lease certain space from MATC, and d) perform the searches as set forth in the agreement, as applicable to each site.

The Company is obligated to request at least 400 Build-to-Suit sites during the term of the agreement. Under the terms of the Amended and Restated Build-to-Suit agreement the Company, ATC and MATC agreed to increase the maximum obligation, as defined in the Agreement, to 600 Build-to-Suit sites.

MATC has the exclusive right to perform services for the Company and its subsidiaries until the earlier of the expiration of the agreement (December 31, 2005) or the date upon which the Company has requested from MATC the 1000th Build-to-Suit site that will be credited toward the maximum obligation.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Under the Amended and Restated Master Lease Agreement, the Company agreed to lease space from MATC within equipment shelters constructed and owned by MATC in accordance with the Amended and Restated Build-to-Suit agreement, ground space for the installation of the Company's equipment and space on MATC towers. Each of the site leases is governed by the Amended and Restated Master Lease agreement.

The initial term of each site lease begins on the commencement date of such site lease and will continue for eleven years and may be extended automatically beyond its initial term unless the Company notifies MATC in writing at least 90 days before the renewal period that it does not wish to extend the term. The rent payable to MATC by the Company under each site lease is equal to the base rent plus any additional rent as provided under the terms of the agreement.

At December 31, 2001 and 2002 the Company had leased 467 and 556 sites, respectively. These leases are accounted for as operating leases. The lease expense during the period ended December 31, 2001 and 2002 amounted to Ps154 million and Ps203 million, respectively. The total future minimum lease obligations based on the base rent of 556 sites, under the terms of the contract is approximately US$90,000 as follows:

                                                  Millions of
                   Year ended December 31,        US dollars
                   ------------------------------------------
                   2003..........................    US$11
                   2004..........................       11
                   2005..........................       11
                   2006..........................       11
                   2007..........................       11
                   2008 and next year............       35

Note 12--Stockholders' equity:

At the Extraordinary Stockholders' Meeting held on October 2, 2000, the Company's stockholders agreed to:

..  Decrease the capital stock by Ps582,647 through canceling the 25,000 Series
   "A" and 25,000 Series "B" subscribed but unpaid shares owned by TV Azteca and Mr. Moises Saba, respectively, and

.. Reduce the capital stock by Ps689,858 through recording liabilities in favor of Mr. Moises Saba and TV Azteca. This account payable to stockholders accrues interest at the rate of 8% annually.

At an extraordinary stockholders' meeting held on November 15, 2000 the stockholders agreed to:

Approve a new capital structure consisting only of Series "A" shares. As a result of this new structure, the Company effected a 6,500 for one stock split and converted its 180,000 Series "A" and 180,000 Series "B" shares into one class of 2,340,000,000 new Series "A" shares, which were divided equally between Mr. Moises Saba and TV Azteca; and

Increase the number of authorized capital stock by Ps538,040 through the issuance of 487,111,272 Series "A" ordinary shares without par value of which:

.. 176,129,032 shares will be sold through a public offering in the Mexican stock market, and

..  310,982,240 shares will be sold through a stock options plan.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


On December 19, 2000, the Company completed its initial public offering in the Mexican stock market and issued 176,129,032 Series "A" shares at Ps5.67 per share. Net proceeds amounted to approximately Ps1,000 million, of which Ps805 million was recorded as a premium on share subscription.

After giving effect to the transactions described above, the capital stock is variable with a fixed minimum of Ps2,807,128 (historical) and unlimited maximum. The capital stock is composed of Series "A" common shares, ordinary, without par value, as shown on the next page.

                                                   December 31, 2002
                                                -----------------------
                                                 Number of
       Stockholder                                shares       Amount
       -----------------------------------------------------------------
                                                (thousands)
       TV Azteca...............................  1,170,000  Ps1,161,730
       Moises Saba Masri.......................  1,170,000    1,161,730
       Various (public)........................    176,129      174,884
       Stock options plan......................    310,983      308,784
                                                 ---------  -----------
       Total authorized........................  2,827,112    2,807,128
       Capital stock authorized but not paid...   (310,983)    (308,784)
                                                 ---------  -----------
       Total outstanding.......................  2,516,129    2,498,344
                                                 =========
       Restatement increment...................                 732,707
                                                            -----------
                                                            Ps3,231,051
                                                            ===========

In the event of a capital reduction, income tax will be payable by the Company equivalent to 53.85% of the excess of stockholders' equity over the sum of the capital contributions account, as per the procedures established in the Mexican Income Tax Law.

Stock option plan

On November 17, 2000, the Company established a stock option plan that provides for the issuance of stock options to: a) the persons designated by TV Azteca,
b) Mr. Moises Saba or his designee, and c) certain current employees of the Company who will be designated by the Board of Directors.

The stock option plan, which relates to an aggregate of 310,982,240 Series "A" shares, authorizes the issuance of options to acquire capital stock of the Company as follows:

..  4.25% of the Company's fully diluted capital stock, or 120,152,229 Series
   "A" shares, to persons designated by TV Azteca (at an exercise price of US$0.1507 per share).

..  4.25% of the Company's fully diluted capital stock, or 120,152,229 Series
   "A" shares, to Mr. Moises Saba or to persons whom he will designate (at an exercise price of US$0.1507 per share).

.. 0.5% of the Company's fully diluted capital stock, or 14,135,556 Series "A" shares, to Mr. Moises Saba or to persons whom he will designate (at an exercise price of US$0.3537 per share).

.. 2.0% of the Company's fully diluted capital stock, or 56,542,226 Series "A" shares, to the employees designated by the Board of Directors (at an exercise price of US$0.3537 per share).

A trust has been created to administer the stock option plan. The trust is managed by a committee consisting of two members. The duties of the trust include maintaining a record of:

..  Participants in the stock option plan, trustees and their beneficiaries;

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


..  The number of option shares granted to each;

..  The exercise price of the option; and

..  The governing terms and conditions of the plan.

Under the terms of plan the options will be granted on specified anniversary dates as provided below:

                                          % of options
                        Anniversary date  to be granted
                        -------------------------------
                        January 1, 2001..      10
                                2002.....      10
                                2003.....      20
                                2004.....      30
                                2005.....      30

These grants are contingent on the achievement of specific goals determined by the Technical Committee. The options will be considered granted once they are approved by the Technical Committee. If the Technical Committee does not take action, the options will be considered granted 90 days after the anniversary dates of the conditional assignment. Once the options have been granted there is a one year vesting period after which the participants have up to five years in which to exercise the options.

The Technical Committee has the authority to accelerate all or part of the options granted to any participant in the plan, provided that the right to accelerate is extended proportionally to the rest of the participants in the plan. Upon termination participants may retain options vested through the date of their termination.

Beneficiaries of the participants will automatically acquire the right to exercise the vested options in the case of death or permanent disability of any of the participants.

In 2001, the Technical Committee completed the final assignment of the options to be awarded under the plan and had notified the participants of the number of options that they would be eligible to be granted at the various anniversary dates.

At December 31, 2001 and 2002, the total number of shares formally assigned were 54,895,508 and 54,826,383, respectively.

Principal shareholder

In October 2000, TV Azteca granted rights to acquire all of the shares of Unefon that it owns on a pro rata basis to the holders of all of TV Azteca's outstanding shares and to certain other of TV Azteca's securities. The grant of the rights to acquire the Unefon Series A shares was subject to receiving the consent of the holders of the TV Azteca notes and Azteca Holdings' 11% Senior Secured Notes due 2002, or Azteca Holdings' 11% notes. On March 27, 2001, TV Azteca and Azteca Holdings, S. A. de C. V. obtained these consents and paid a fee totaling Ps121,328 (nominal) to certain holders of the Azteca Holdings 11% notes and TV Azteca notes. The grant of the rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals, including the consent of Nortel (see Note 10). The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002. However, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 13--Tax matters:

Income tax ("IT")

Unefon and its subsidiaries do not consolidate for tax purposes.

For the year ended December 31, 2000, 2001 and 2002, Unefon determined combined losses for IT purposes of Ps566,710, Ps729,484 and Ps207,121, respectively, which can be amortized against future income, and restated by applying factors derived from the NCPI.

The difference between book and tax results is mainly due to effects of inflation; non-deductible expenses; the difference between book and tax depreciation and amortization; capitalization of certain expenses, interest and exchange losses for book purposes and timing differences for certain items that are reported in different periods for financial reporting and IT purposes.

The components of deferred tax assets and (liabilities) are comprised of the following:

                                                        December 31,
                                                 --------------------------
                                                     2001          2002
   -------------------------------------------------------------------------
   Deferred revenue............................. Ps    72,487  Ps   224,607
   Inventories..................................     (128,157)     (149,204)
   Property, furniture and equipment--Net.......      (54,475)       (1,855)
   Pre-operating expenses.......................     (286,554)     (179,046)
   Advance payments.............................     (243,035)     (112,921)
   Accrued expenses.............................      143,839       277,853
   Concession rights............................   (3,999,245)   (3,450,456)
   Tax loss carryforwards.......................    5,177,165     5,542,659
   Capitalization of comprehensive financing
     cost.......................................          (19)           --
                                                 ------------  ------------
                                                      682,006     2,151,637
   Statutory IT rate............................           35%           34%
                                                 ------------  ------------
   Deferred IT asset............................      238,702       731,557
   Valuation reserve............................     (238,702)     (731,557)
                                                 ------------  ------------
   Net deferred IT.............................. Ps        --  Ps        --
                                                 ============  ============

At December 31, 2002, the Company had the following combined tax loss carryforwards, which under the Mexican Income Tax Law (IT Law) are inflation-indexed through the date of utilization:

                   Year of expiration               Amount
                   ------------------------------------------
                   2008.......................... Ps1,517,621
                   2009..........................   2,521,723
                   2010..........................     566,710
                   2011..........................     729,484
                   2012..........................     207,121
                                                  -----------
                                                  Ps5,542,659
                                                  ===========

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the IT due.

In 2001 and 2002, the Company and its subsidiaries were not subject to asset tax, under current tax provisions.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Employees' statutory profit sharing

Employees' statutory profit sharing is determined by Servicios SPC at the rate of 10% on taxable income, adjusted as prescribed by the Mexican IT Law. For the year ended December 31, 2000, 2001 and 2002 Servicios, determined an employee statutory profit sharing of Ps41, Ps133 and Ps99, respectively.

Note 14--Contingencies:

Midicel, a Mexican wireless telecommunication company, has commenced legal proceedings ("amparo") in the Mexican Federal Ninth District Court for Administrative Matters in order to nullify the granting (in general) of the concessions for the use and exploitation of the bandwidths of frequencies of the radio-electric spectrum, of seven telecommunications companies, including Unefon. Although the Company has been successful in defending itself in similar disputes and litigation, the Company cannot assure that it will be successful in defending claims of this nature in the future. Management believes that Midicel's claims lack a legal basis for annulment of Unefon concessions.

Note 15--Segment Information:

The Company evaluates and assesses its performance on a city-by-city basis. All of the cities provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments is shown in the following table (figures in this Note are in millions of Mexican pesos of December 31, 2002 purchasing power).

Period from February 1, 2000
(commencement of operations)
to December 31, 2000                   Toluca Acapulco  Mexico  Others(2)   Total
-----------------------------------------------------------------------------------
Total net revenue.....................  Ps28    Ps42     Ps139     Ps109     Ps320
Segment costs and expenses(1).........   (32)    (44)     (159)     (298)     (533)
                                       -----   -----   -------   -------  --------
Segment loss..........................  (Ps4)   (Ps2)    (Ps20)   (Ps189)      213
                                       =====   =====   =======   =======
Unallocated costs, expenses and income                                        (129)
                                                                          --------
Net loss for the period...............                                      (Ps342)
                                                                          ========

Period from January 1, 2001
to December 31, 2001                   Toluca Acapulco  Mexico  Others(2)   Total
-----------------------------------------------------------------------------------
Total net revenues....................  Ps90   Ps113     Ps757     Ps588   Ps1,548
Segment costs and expenses(1).........   (70)    (84)     (686)   (1,096)   (1,936)
                                       -----   -----   -------   -------  --------
Segment income (loss).................  Ps20    Ps29      Ps71    (Ps508)     (388)
                                       =====   =====   =======   =======
Unallocated costs, expenses and income                                        (727)
                                                                          --------
Net loss for the period...............                                    (Ps1,115)
                                                                          ========

Period from January 1, 2002
to December 31, 2002                   Toluca Acapulco  Mexico  Others(2)   Total
-----------------------------------------------------------------------------------
Total net revenues.................... Ps147   Ps177   Ps1,542   Ps1,173   Ps3,039
Segment costs and expenses(1).........   (68)    (79)     (721)   (1,536)   (2,404)
                                       -----   -----   -------   -------  --------
Segment income (loss).................  Ps79    Ps98     Ps821    (Ps363)      635
                                       =====   =====   =======   =======
Unallocated costs, expenses and income                                      (1,507)
                                                                          --------
Net loss for the period...............                                      (Ps872)
                                                                          ========

--------
(1) Do not include depreciation and amortization.
(2) Includes the cities of Torreon, San Luis Potosi, Aguascalientes, Puebla, Leon, Guadalajara, Monterrey, Queretaro, Morelia, Tampico, Saltillo and Tuxtla Gutierrez cities.

The Company does not report assets by segments.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Note 16--Reconciliation of differences between Mexican GAAP and US GAAP:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10 "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of consolidated results of operations:

                                                 Sub-note    Year ended December 31,
                                                 reference ---------------------------
                                                 ---------     2000          2001
----------------------------------------------             ---------------------------
Net loss under Mexican GAAP..................              (Ps  342,137) (Ps1,114,710)
Revenue recognition:
   --Sales of handsets and service revenue...      i.           (20,781)        8,591
   --Operating and distribution fee..........                   (13,898)       13,898
Capitalized comprehensive financing cost--Net      ii.          255,977       111,036
Advertising costs............................      iii.        (218,095)     (204,501)
Pre-operating expenses.......................      iv.         (299,974)       67,490
Deferred income taxes........................      v.           (25,616)           --
Stock option plan............................      vi.               --       (59,329)
                                                           ------------  ------------
Net loss under US GAAP.......................              (Ps  664,524) (Ps1,177,525)
                                                           ============  ============
Basic and diluted net loss per share.........              (Ps    0.283) (Ps    0.467)
                                                           ============  ============
Weighted average number of shares outstanding
  (thousands)................................                 2,347,339     2,516,129
                                                           ============  ============

b. Reconciliation of stockholders' equity:

                                                              Year ended December 31,
                                                             -------------------------
                                                   Sub-note
                                                   reference     2000         2001
--------------------------------------------------------------------------------------
Balance under Mexican GAAP........................           Ps4,450,010  Ps3,335,300
Revenue recognition:
   --Sales of handsets and service revenue........   i.          (20,781)     (12,190)
   --Operating and distribution fee...............               (13,898)          --
Capitalized comprehensive financing cost--Net.....   ii.         866,421      977,457
Advertising costs.................................   iii.       (218,095)    (422,596)
Pre-operating expenses............................   iv.        (724,165)    (656,675)
                                                             -----------  -----------
Balance under US GAAP.............................           Ps4,339,492  Ps3,221,296
                                                             ===========  ===========

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                       2000         2001
-----------------------------------------------------------------------------
Balance at beginning of the year.................. Ps4,693,856  Ps 4,339,492
Capital stock cancelled...........................    (689,858)           --
Capital stock increase............................   1,000,018            --
Net loss..........................................    (664,524)   (1,177,525)
Stock option plan.................................                   120,516
Stock option plan dividends.......................                   (61,187)
                                                   -----------  ------------
Balance at end of the year........................ Ps4,339,492  Ps 3,221,296
                                                   ===========  ============

d. Significant differences between US GAAP and Mexican GAAP:

  i. Revenue recognition

Sales of handsets and service revenue--

Under Mexican GAAP, revenue from the sale of handsets is recognized when the equipment is delivered to distributors and when the legal title to handsets passes. Since the Company has effective control over the pricing and marketing of the handsets sold to the ultimate customers and provides the distributors with a guaranteed margin on the sale of the handsets, revenue, for US GAAP purposes, is recognized upon the sale of the handsets to the ultimate customer and customer activation. Based on recent interpretations of Staff Accounting Statement No. 101 provided by the SEC staff the Company considers that the sale of handsets and free wireless service offered on customer service activation represents a multiple-element arrangement that involves product sale and a future service contract for US GAAP purposes.

Since the handsets have value apart from the future service contract, proceeds from the sale of handsets to the distributors are recognized under US GAAP as revenue from the sale of handsets and deferred revenue to be derived from future wireless service base on the relative fair value of the handsets and future services. Revenue allocated to the sale of handsets is recognized when the handsets are sold to the final customers, the deferred revenue allocated to wireless service is recognized as the services are provided.

Provided below is a summary of deferred costs/deferred revenue, revenue on the sale of handsets, service revenue and cost of handsets under Mexican and US GAAP as of and for the years ended December 31, 2000 and 2001.

                                                        December 31, 2000
                                              -------------------------------------
                                              Mexican GAAP   US GAAP     Difference
------------------------------------------------------------------------------------
Balance sheet:
   Deferred cost.............................  Ps      --   Ps  81,531   Ps  81,531
   Deferred revenue..........................          --     (102,312)    (102,312)
                                              -----------  -----------  -----------
       Net amounts...........................  Ps      --  (Ps  20,781) (Ps  20,781)
                                              ===========  ===========  ===========
Results of operations:
   Revenue on sale of handsets--Net..........  Ps 247,935   Ps 113,103  (Ps 134,832)
   Service revenue...........................      34,094       66,613       32,519
   Cost of handsets..........................    (324,313)    (242,781)      81,532
                                              -----------  -----------  -----------
       Net amounts........................... (Ps  42,284) (Ps  63,065) (Ps  20,781)
                                              ===========  ===========  ===========

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


                                                       December 31, 2001
                                              -----------------------------------
                                                Mexican
                                                 GAAP       US GAAP    Difference
----------------------------------------------------------------------------------
Balance sheet:
   Deferred cost............................. Ps      --   Ps   6,239   Ps  6,239
   Deferred revenue..........................         --      (14,830)    (14,830)
                                              ----------  -----------  ----------
       Net amounts........................... Ps      --  (Ps   8,591) (Ps  8,591)
                                              ==========  ===========  ==========
Results of operations:
   Revenue on sale of handsets--Net.......... Ps 400,102   Ps 371,470   Ps 28,632
   Service revenue...........................    607,766      651,231     (43,465)
   Cost of handsets..........................   (874,405)    (880,647)      6,242
                                              ----------  -----------  ----------
       Net income............................ Ps 133,463   Ps 142,054   Ps  8,591
                                              ==========  ===========  ==========

  ii. Comprehensive financing cost--net

Capitalized interest--

In 1999, under Mexican GAAP the Company did not elect to capitalize interest expense associated with its long-term debt, while under US GAAP, the Company capitalized interest. Beginning in 2000, the Company began to capitalize interest under Mexican GAAP, which is permitted but not required. The difference in the amount of interest capitalized under Mexican and US GAAP is due to the determination of eligible assets and qualifying interest.

Net monetary gain--

Under Mexican GAAP, the Company capitalized gain on monetary position related to the indebtedness used to finance the concession rights and equipment acquired from Nortel. Under US GAAP, the gain on monetary position may not be capitalized, and consequently under US GAAP the Company must recognize an additional depreciation and amortization expense.

Exchange loss--

For Mexican GAAP purposes, the Company capitalized currency exchange fluctuations from the loan used to acquire equipment from Nortel. Under US GAAP, exchange gains and losses may not be capitalized, and consequently the Company recognized on additional depreciation and amortization expense.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Provided below is a summary of capitalized comprehensive financing cost--net under Mexican and US GAAP:

                                                                       At December 31,
                                                                  ------------------------
                                                                      2000         2001
-------------------------------------------------------------------------------------------
Mexican GAAP:
   Capitalized interest on fixed assets and concessions..........  Ps 224,270   Ps 260,686
   Capitalized exchange loss on fixed assets.....................      30,362       19,651
   Capitalized net monetary gain on fixed assets and concessions.    (738,053)    (743,880)
                                                                  -----------  -----------
                                                                     (483,421)    (463,543)
   Accumulated depreciation and amortization.....................       5,672       17,289
                                                                  -----------  -----------
       Net capitalized comprehensive financing costs under
         Mexican GAAP............................................    (477,749)    (446,254)
                                                                  -----------  -----------
US GAAP:
   Capitalized interest on fixed assets and concessions..........     406,141      576,285
   Accumulated depreciation and amortization.....................     (17,469)     (45,082)
                                                                  -----------  -----------
       Net capitalized interest under US GAAP....................     388,672      531,202
                                                                  -----------  -----------
       Net adjustment............................................ (Ps 866,421) (Ps 977,457)
                                                                  ===========  ===========

  iii. Advertising costs

Under both Mexican and US GAAP, television advertising costs related to TV Azteca agreement are expensed when the airtime is used. Under Mexican GAAP, television advertising costs are expensed in accordance with the rates established in the advertising agreement, while under US GAAP advertising costs are accrued in such a manner so to result in a constant periodic rate per gross rating point.

                                                   December 31,
                                              ----------------------
                                                 2000        2001
          -----------------------------------------------------------
          Advertising cost under Mexican GAAP  $  11,009   $  70,010
          Advertising cost under US GAAP.....   (229,104)   (274,511)
                                              ----------  ----------
          Net adjustment..................... ($ 218,095) ($ 204,501)
                                              ==========  ==========

  iv. Pre-operating expenses

According to Mexican GAAP, expenses incurred during the pre-operating stage are capitalized, while under US GAAP, they are expensed when incurred.

  v. Deferred income tax

Under Mexican GAAP income tax is recorded by the comprehensive assets and liabilities method, which consists of recognizing deferred income tax on all differences between the book value and tax value of assets and liabilities.

The Company follows Statement of Financial Accounting Standards ("FAS") No. 109 for US GAAP reconciliation purposes. This statement requires an asset and liability approach to financial accounting and reporting income tax under the following basic principles: a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; b) a deferred

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards; c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and d) the measurement of deferred asset tax is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation reserve with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, there are no extraordinary items of this nature for US GAAP purposes.

The temporary differences under FAS No. 109 are determined based on the difference between the indexed tax basis amount of the asset or liability and the related stated amount reported in the consolidated financial statements.

Deferred tax expense or benefit is calculated as the difference between: a) deferred assets and liabilities reported at the end of the current year, and b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred income tax asset as of December 31, 2000 and 2001, the more likely than not will be realized.

The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as shown:

                                                                  December 31,
                                                            ------------------------
                                                               2000         2001
-------------------------------------------------------------------------------------
Deferred income tax assets:
   Current:
       Deferred cost/revenue--Net.......................... Ps   7,273  Ps     4,456
       Accrued expenses....................................     88,421        60,587
                                                            ----------  ------------
                                                                95,694        65,043
                                                            ----------  ------------
   Non current:
       Pre-operating expenses.............................. Ps 212,614
       Property, furniture and equipment...................     17,233  Ps   160,585
       Tax loss carryforwards..............................    392,693     1,787,992
                                                            ----------  ------------
                                                               622,540     1,948,577
                                                            ----------  ------------
Deferred income tax liabilities:
   Current:
       Inventories......................................... Ps (52,657) Ps   (46,814)
       Advance payments....................................     (8,941)      (60,679)
                                                            ----------  ------------
                                                               (61,598)     (107,493)
                                                            ----------  ------------
   Non current:
       Concessions and capitalized interest................   (390,465)   (1,762,511)
                                                            ----------  ------------
                                                              (390,465)   (1,762,511)
                                                            ----------  ------------
       Net deferred IT assets before valuation reserve.....    266,171       143,630
       Valuation reserve...................................   (266,171)     (143,630)
                                                            ----------  ------------
       Net deferred tax.................................... Ps          Ps        --
                                                            ==========  ============

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The following provides an analysis of the principal difference between IT computed at the statutory rate and the Company's IT provision for the year ended December 31, 2000 and 2001.

                                                                              Year ended
                                                                             December 31,
                                                                      -------------------------
                                                                          2000         2001
------------------------------------------------------------------------------------------------
Income (loss) before deferred IT.....................................  Ps(638,908) Ps(1,177,525)
                                                                      ===========  ============
IT (expense) benefit at statutory Rate...............................  Ps 223,618     Ps412,133
Add (deduct):
Differences between comprehensive financing cost--Net of inflationary
  gains or losses....................................................      17,554      (239,676)
Non deductible expenses..............................................        (639)       (2,500)
Others...............................................................     (15,766)      (47,402)
Change in valuation reserve..........................................    (250,383)     (122,555)
                                                                      -----------  ------------
Income tax expense................................................... Ps  (25,616) Ps        --
                                                                      ===========  ============

  vi. Stock option plan

Under Mexican GAAP, stock options granted are given effect only when the options are exercised by crediting capital stock for cash received. For US GAAP purposes, options granted to employees at exercise prices below the market price at the measurement date will result in non-cash compensation cost under US GAAP over the vesting period as determined under According Principles Board Opinion No. 25. Options granted to non-employees of the Company, but employees of the Company within the some controlling group will be accounted as dividends to the controlling entity under US GAAP based on the fair value of the options at the date of grant as determined under SFAS No. 123, "Accounting for Stock-based Compensation". No options were granted in 2000, however, the Company recorded compensation expense for Ps59,329 and Ps37,998 and dividends to the controlling entities for Ps61,187 and Ps30,083 in the year ended December 31, 2001 and 2002 respectively.

  vii. Earnings per share ("EPS")

Under Mexican GAAP, diluted EPS is not required for companies with operating and net losses. Under US GAAP, fully diluted EPS will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. At December 31, 2000, 2001 and 2002 there were no outstanding dilutive securities.

  viii. Comprehensive loss

Comprehensive loss determined in accordance with SFAS No. 130 "Reporting Comprehensive Income" includes certain changes to stockholder' equity not affecting net income (loss) and not related to capital payments, dividend payments or similar transactions with the shareholders. The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years presented under U.S. GAAP other than the net loss.

  ix. Effect of recently issued accounting standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have material import in the consolidated financial statements of the Company.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB opinion No. 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Company is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

On August 15, 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143") "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result form the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees.

This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made; the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a material impact on its financial condition and results of operations.

In August, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("FAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this standard did not have any effect on the Company's consolidated financial statements.

  x. Cash flow information

Under US GAAP, a statement of cash flows is prepared based on the provisions of FAS No. 95 "Statement of Cash Flows" in lieu of a statement of changes in financial position under Mexican GAAP. FAS No. 95 establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash items. This statement does not provide specific guidance for the preparation of cash flows statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------


The condensed statement of cash flows prepared under US GAAP is as follows:

                                                                                     Year ended December 31,
                                                                                    -------------------------
                                                                                        2000         2001
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss........................................................................  Ps(664,524) Ps(1,177,525)
   Adjustments to reconcile net loss to net cash provided by (used in)
     operating activities:
       Stock option plan...........................................................                    59,329
       Deferred income taxes.......................................................      25,616
       Depreciation and amortization...............................................     140,462       433,108
       Unrealized exchange loss on debt............................................      42,133
       Monetary gain relating to financing activities..............................    (167,676)     (167,970)
       Changes in assets and liabilities:
          Restricted cash..........................................................    (165,048)      (16,952)
          Accounts receivable......................................................     (50,474)     (104,636)
          Recoverable value added tax..............................................     (61,680)      (48,433)
          Related parties..........................................................     194,915       377,210
          Handset inventories......................................................    (161,820)       28,061
          Net changes in others assets, accounts payable and accrued
            expenses...............................................................     182,486       798,313
                                                                                    -----------  ------------
              Net cash flows (used in) provided by operating activities............    (685,610)      180,505
                                                                                    -----------  ------------
Cash flows from investing activities:
   Acquisition of property furniture and equipment.................................    (735,945)   (1,183,033)
   Capitalized interest in concession rights.......................................    (252,347)      (45,119)
                                                                                    -----------  ------------
              Net cash flows used in investing activities..........................    (988,292)   (1,228,152)
                                                                                    -----------  ------------
Cash flows from financing activities:
   Bank loans......................................................................                   465,281
   Proceeds from long-term financing from Nortel...................................   1,186,046       149,661
   Payments under long-term financing from Nortel..................................    (240,971)      (26,473)
   Proceed from short-term vendor financing........................................     106,897
   Premium on share subscription...................................................     805,474
   Capital stock increase..........................................................     194,544
                                                                                    -----------  ------------
   Net cash flows provided by financing activities.................................   2,051,990       588,469
                                                                                    -----------  ------------
   Effects of inflation in cash....................................................      15,734        28,368
                                                                                    -----------  ------------
   Increase (decrease) in cash and cash equivalents................................     393,822      (430,810)
   Cash and cash equivalents at beginning of period................................     196,313       561,765
                                                                                    -----------  ------------
   Cash and cash equivalents at end of period......................................   Ps590,135     Ps130,955
                                                                                    ===========  ============
Supplemental cash flows disclosure:
   Cash paid during the year for interest..........................................   Ps317,942     Ps387,361
                                                                                    ===========  ============
Other non-cash activities:
   Capital reduction payable to stockholders.......................................   Ps692,607    Ps      --
                                                                                    ===========  ============
   Construction in process--Nortel................................................. Ps1,372,422     Ps693,142
                                                                                    ===========  ============
   Pre-paid political risk insurance...............................................    Ps25,549      Ps19,504
                                                                                    ===========  ============


--------------------------------------------------------------------------------

Unefon, S. A. de C. V. and Subsidiaries
--------------------------------------------------------------------------------

  e. Condensed balance sheets and results of operations:

The following condensed balance sheets and results of operations reflect the effects of the principal differences between Mexican GAAP and US GAAP:

CONDENSED BALANCE SHEETS

                                                           December 31,
                                                   ----------------------------
                                                        2000           2001
--------------------------------------------------------------------------------
Total current assets..............................  Ps 1,397,320   Ps 1,127,801
Property, furniture and equipment--Net............     2,845,225      3,751,426
Concession rights--Net............................     4,960,503      4,849,597
Others non-current assets.........................        19,866        188,368
                                                   -------------  -------------
   Total assets...................................  Ps 9,222,914   Ps 9,917,192
                                                   =============  =============
Total current liabilities.........................  Ps   680,406   Ps 1,856,343
Capital reduction payable to stockholders.........       692,607        707,299
Long-term financing from Nortel...................     3,255,803      3,396,494
Long-term payables to related parties.............       254,606        735,760
                                                   -------------  -------------
   Total liabilities..............................     4,883,422      6,695,896
                                                   -------------  -------------
Capital stock.....................................     3,231,051      3,231,051
Premium on share subscription.....................     1,561,096      1,561,096
Retained earnings (deficit).......................      (452,655)    (1,630,180)
Stock option plan.................................                       59,329
                                                   -------------  -------------
   Total stockholders' equity.....................     4,339,492      3,221,296
                                                   -------------  -------------
   Total liabilities and stockholders' equity.....  Ps 9,222,914   Ps 9,917,192
                                                   =============  =============

CONDENSED RESULTS OF OPERATIONS
                                                      Year ended December 31,
                                                   ----------------------------
                                                        2000           2001
--------------------------------------------------------------------------------
Net revenues......................................  Ps   218,068   Ps 1,563,019
Total costs and expenses..........................    (1,026,560)    (2,589,816)
                                                   -------------  -------------
Loss from operations..............................      (808,492)    (1,026,797)
                                                   -------------  -------------
Other income--Net.................................        58,779         34,493
                                                   -------------  -------------
Interest income...................................        14,377         21,752
Interest expense..................................                     (463,367)
Amortization of political risk insurance..........       (21,616)       (40,749)
Exchange gain (loss)--Net.........................       (54,149)       143,664
Gain on monetary position.........................       172,193        212,808
                                                   -------------  -------------
Net comprehensive financing income (cost).........       110,805       (125,892)
                                                   -------------  -------------
Stock option plan.................................                      (59,329)
                                                   -------------  -------------
Income (loss) before IT...........................      (638,908)    (1,177,525)
IT benefit (expense)..............................       (25,616)
                                                   -------------  -------------
   Net income (loss).............................. (Ps   664,524) (Ps 1,177,525)
                                                   =============  =============

--------------------------------------------------------------------------------